SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Portugal Telecom

The terms “PT”, “Portugal Telecom Group”, “PT
Group”, “Group” and “Company”

Portugal Telecom

refer to Portugal Telecom and its subsidiaries or
any of them as the context.

Portugal

Wireline	• Retail, large corporates’ voice and data, ISP and broadband services [PTComunicações100%]
Euro 1,929 million (revenues)	• SMEs’ voice and data [PT Prime 100%]
Mobile	• TMN 100%
Euro 1,387 million (revenues)

Main international assets

			Revenues (Euro million)
Unitel 25% (*)	• Angola	• Mobile	1,133
CTM 28%	• Macao	• Wireline, mobile	260
MTC 34% (*)	• Namibia	• Mobile	149
CVT 40% (*)	• Cape Verde	• Wireline, mobile	84
Timor Telecom 41.12%	• East Timor	• Wireline, mobile	43
CST 51% (*)	• São Tomé e Príncipe	• Wireline, mobile	13

(*) These stakes are held by Africatel, which is controlled 75% by PT.

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [PT Contact 100%]; Pension funds management [Previsão 82.05%]

Chairman’s message

Dear Shareholders,

Following the disposal of Vivo and the establishment of a strategic partnership with Oi, 2010 was a transformational year to Portugal Telecom. These structural transactions generated significant capital gains and financial flexibility, which will allow for the payment to shareholders of a special dividend of Euro 1.65 and the upwards revision of the ordinary dividend, the funding of liabilities related to pension and its transfer to the Portuguese State, the reduction of the overall debt level and the payment of a special additional remuneration to PT’s employees, thus sharing the success of the Vivo transaction. These transactions have structurally changed PT’s project without, however, changing its foundations and ambitions.

Also throughout 2010, PT continued to consolidate its presence in the markets where it operates, through the launch of new products and services, which enabled the Company to maintain its competitive leadership position in each market.

The Board of Directors maintains PT’s guidelines and strategic goals, focused on a relentless pursue of opportunities to consolidate further and expand its presence in the various markets where the Company operates.

The strong commitment that PT had in Vivo, namely in the design of its strategy and operational restructuring of the company, which today is clearly the largest and most advanced mobile operator in Latin America, was largely compensated by the consideration received on its disposal. The transaction had an implied EV/EBITDA multiple of 10.6x, which represents a significant premium when compared to Vivo’s market value prior to the transaction or to comparable transactions in the global telecommunications sector. In fact, not just this transaction was the largest in Europe in 2010 and the largest ever in Portugal, but the amount of Vivo disposal was even higher than the market capitalisation of PT on the day of the transaction announcement.

Following the announcement of the strategic partnership with Oi, based on the acquisition of a 25.6% stake in Oi and PT’s participation in its management and the ongoing acquisition of 10% of PT by Oi, were settled basis of cooperation and partnership between both operators. PT thus enlarges its scale as an international company operating in several high growth markets, both from a demographic and economic standpoint, including Brazil, Africa and Southeast Asia.

In this transformation context, PT also materialised an old aspiration of its workforce, pre-funding the pension liabilities and the subsequent transfer of the pension fund to the Portuguese State. This transaction also had the merit of removing PT’s balance sheet risk associated with this type of liabilities, thus strengthening its balance sheet.

In 2010 a new cycle began, although maintaining the strategic goals adopted for the triennium, benefiting now from a more consistent basis, a stronger balance sheet and a higher ability to invest.

The year 2010 was historic for PT, to the extent that the disposal of Vivo allowed the generation of a record net profit, contributing significantly to the further strengthening and flexibility of its shareholder equity.

In November was held another satisfaction survey to PT’s employees, which had a participation of 81%, representing a new record. This survey reflected a high satisfaction level (73%), with these indicators increasing steadily year over year, and also a high level of identification of PT’s employee with its strategy, positioning and objectives.

With the economies of the European Union subject to difficulties which, to be successfully and clearly overcome, need a higher degree of integration and solidarity, PT maintains very ambitious investment targets, particularly in Portugal, where it achieved a recognised and significant success on the reinvention of the fixed business. It is worth highlighting the coverage of one million homes with fibre (FTTH - fibre to the home) in 2009 and 2010 and the recent announcement of the purpose to cover in 2011 600 thousand additional houses with this technology, which will be a source of differentiation of PT services and products in the future. Additionally, this structuring project was considered by the FTTH Council experts as the best project for implementation of FTTH in Europe and a sector reference.

PT will remain focused on continuing to lead innovation and development of new services, both in fixed an in mobile, and on promoting the convergence of fixed and mobile telecom services, telecoms and information and communications technologies, and telecoms and media.

PT will also remain committed to the development of its sustainability agenda, an area where not only it is a reference in Portugal but also is amongst the best internationally wise, being part of the most demanding sustainability indexes, namely the DJ Sustainability Index and the FTSE4Good.

It is also worth highlighting that PT is a reference in Global and Finance Management and in Communication and Relationship with Shareholders and Investors, having been awarded their recognition and confidence by collecting seven out of eight awards attributed by the Institutional Investor, not only at the corporate level but also by the individuals responsible for these areas.

PT will remain focused on ensuring attractive shareholder remuneration while, at the same time, opportunities and adequate compensation to all employees and stakeholders.

I appreciate the support and confidence we received from our shareholders and guarantee that the Company will remain committed to fulfilling the strategy set by the Board of Directors, in the best interest of all shareholders.

CEO’s message

Dear Shareholders,

The year 2010 was another remarkable year for Portugal Telecom, having been marked by the acquisition of our stake in Vivo by Telefonica at a very significant premium to the market and similar transactions. This led to our investment in and strategic partnership with Oi, which has been concluded already in 2011 by taking a direct and indirect position of 25.3% in Oi. This has allowed PT to join Oi’s controlling block as the strategic telecoms partner with significant corporate governance rights, which allow its proportional consolidation.

With the investment in Oi we are taking a new path but the direction remains unchanged. Brazil continues to be a core market for PT, along with Portugal and Africa. These three core geographies ensure that we have a diversified and balanced portfolio that provides us with the necessary scale and growth potential, which will allow access to technology, innovation and R&D, while simultaneously reducing execution risk.

Our performance in 2010

During 2010 we continued focused on delivering a performance of operational excellence, notwithstanding the challenging competitive and economic environments.

The continued success of our Meo triple-play offer in Portugal continues to sustain strong growth in pay-TV, having reached a market share of 30% over the past 33 months, almost 1pp gained every month. This solid trend continued to underpin market share gains in fixed broadband and the reversal of the secular declining trend in the number of fixed lines, particularly in the residential segment. As a result of this solid performance, PT registered in 2010 an increase of almost 250 thousand TV customers, having reached 830 thousand customers and thus reaching what we believe to be critical mass in pay-TV. We also increased our fixed broadband customer base by 139 thousand customers, having surpassed one million customers and gaining market share over the last ten consecutive quarters. Also noteworthy is the reduction in the loss of fixed lines by about half, most notably in the last quarter of the year when we were actually able to grow our fixed lines, an increase that occurred for the first time in the past seven years. This performance encourages us to continue to improve further and to build a sustainable business model for the wireline.

In the mobile business, it is worth highlighting the level of profitability and cash flow generation, achieved in a scenario of increasing competition in certain market segments, particularly in the youth segment, and a challenging economic environment, which translates into greater pressure on the corporate segments. Against this backdrop, TMN’s EBITDA margin reached 46.0% in 2010, which represents a healthy level within the European context.

As a result of the transaction our 2010 financials do not reflect Vivo, even though it was consolidated in our financial statements as a discontinued operation. In 2010, consolidated operating revenues reached Euro 3,742 million, broadly flat as compared to 2009, with revenue growth in international operations offsetting some pressure in Portugal. In 2010, EBITDA stood at Euro 1,492 million leading to an EBITDA margin of 39.9%. This performance was the result of the revenue decline at TMN, despite the 11.2% y.o.y reduction in operating costs excluding D&A, and an EBITDA decline in the fixed business, which continued to reflect the continued investment in the rollout of pay-TV and triple-play offers and customer acquisition and notwithstanding an improvement in the trend posted in 2009.

In 2010, PT’s net income reached Euro 5,672 million, reflecting primarily the gain obtained with the Vivo transaction. It should also be highlighted that Vivo’s transaction also contributed significantly to increase the financial strength of our balance sheet, as well as the transfer of the pension liabilities to the Portuguese state along with their respective funding. The solidness of our balance sheet is, in our view, a clear competitive advantage for PT in the current environment. Already in 2011 PT issued a combined Euro 1.5 billion in a 5-year bond and a 3-year credit facility that further strengthened our balance sheet with all debt maturities fully financed up to the end of 2013.

Customer oriented organisation, focused on internationalisation, innovation and execution

In 2010 PT continued to implement its strategy to focus the organisation on the specific needs of each customer segment, having abandoned the strategy based on technology to a customer-oriented approach based on five customer segments: residential, personal, SME & SOHO, corporates and wholesale.

In the residential segment, we have been continuously developing new services, content, features, and investing in interactivity with the clear aim of enhancing the Meo experience, offered to our customers across multiple platforms, PC, phone and TV thus allowing an even greater differentiation when compared with other pay-TV offers. The implementation of our advanced fibre to the home (FTTH) network, allows us to develop new and more sophisticated services and applications, which are becoming increasingly more popular, most notably the launch of Meo Jogos, the gaming on-demand service, during 2010.

In the personal segment, we continued focused on growing in mobile data, through the marketing and increasing penetration of smartphones and also through mobile broadband offers for PCs and new mobile devices, by developing partnerships with suppliers that allow distinctive offers. These innovative terminals, coupled with the increasing number of applications and services enable the establishment of a favourable growth context for these new services. TMN is clearly at the forefront of the development of mobility services, most notably the provision of mobile TV (Meo Mobile), music (Music Box) and aggregation of innovative and convergent social networking services (Pond). It is also worth highlighting the launch of the tariff plans “e” and “unlimited”, which seek to promote the penetration of mobile Internet service and offer increased value to our customers.

In the enterprise segments, we continued to establish the basis for a sustainable future growth by investing in technologically advanced and differentiated infrastructure and in the convergence between telecommunications and IT, thereby developing advanced, distinctive and integrated solutions to our customers.

Already in February 2011 we announced the construction in Portugal of one of Europe’s largest Data Centre with 12,000 sqm and unique and distinctive levels of technological capacity and energy efficiency. This new Data Centre will become operational in 2H12 and will be supported by a fibre network that will allow PT to differentiate further its services not only to corporations and businesses, but also to meet an increasingly higher demand for cloud services in the residential and personal segments.

In Brazil, we will now begin our venture with our partners at Oi, aiming at contributing with our successful operational experience in fixed-mobile convergence, in mobile and fixed broadband and in pay-TV, to improve further Oi’s strong market position and customer to capture the significant growth opportunities in Brazil. As such, we will leverage our operational and capital markets track record to work in partnership with Oi to create value for all stakeholders.

We will also continue to promote sharing of best practices in our international operations. In 2010, it is worth highlighting the solid performance of these assets with pro-forma proportional revenues of international assets growing by 20%. Also noteworthy is the performance of Timor Telecom that, against a backdrop of expanding coverage and strengthening the commercial offering, showed significant revenue and EBITDA growth and MTC, in Namibia, which showed stable revenues and EBITDA in a context of declining mobile termination rates.

Innovation, research and development continued to be priorities to PT during 2010 through the implementation of a structured approach to innovation according to its time horizon. In terms of incremental innovation, it is to highlight the active participation of 60% of the PT’s employees in the submission, discussion and vote on improvement ideas through the Internal Ideas Market, with more than 40 initiatives already being implemented. At the level of planned innovation, we continued to develop and launch innovative products for all customer segments, particularly in multi-platform environment. Worth highlighting, among many others, Meo Games and Music Box, cited earlier, the Meo Remote, which allows operation of the TV from smartphones and tablets, the new mobile tariff plans as well as new advanced and convergent IT/SI solutions offered in the enterprise market. At the level of exploratory innovation it is to highlight the effort of PT Inovação, with particular focus on the optimisation of technology infrastructure and projects, within the context of international collaboration, and the involvement of SAPO in the development of multiplatform applications and services.

The innovation strategy followed by PT is based on a broad set of partnerships with suppliers, universities, research institutes and other telecom operators, with the aim of creating a true innovation ecosystem that enables the rapid development of cutting edge solutions for our customers.

In 2010, we invested Euro 798 million, of which Euro 524 million in the wireline business. It is worth underlining the coverage of one million homes with FTTH, a project that in February 2011 was distinguished by the FTTH Council Innovation Awards with the European implementation and operations award. This award recognises PT’s strategy, its superior operational execution and the success of its partnerships with industry leaders. During 2010 we continued to market this service, which has increasingly underpinned the performance of the fixed network, particularly in urban areas. At the end of 2010, we reached 130 thousand fibre customers, which already represent a penetration rate of 21% in the households commercially available.

As from September 2010, PT joined the Dow Jones Sustainability World Index, an important recognition of PT’s continuous investment in sustainability and corporate responsibility that places the company amongst the best companies in the world in the sustainability domain. As a result, PT is now simultaneously present in the two most important sustainability indexes, FSTE4Good and the DJSI.

In November 2010 we carried out our annual employee satisfaction survey. This had a record participation of 81%, having increased 26pp when compared to 2008. Moreover, the survey showed a 73% level of satisfaction, which compares very favourably with international benchmarks and showed a favourable evolution when compared to 2008 (+7pp). Moreover, not only these indicators continued to steadily increase but they also reflected a high level of identification with our strategy, positioning and objectives amongst our employees.

Prospects for the future: our ambition remains intact

Leveraging the transformational process that began in 2008, we set an ambitious growth agenda in accordance with the five strategic objectives that we defined: (1) to reach 100 million customers, (2) to increase the contribution of international business to two thirds of revenues, (3) to strengthen the leadership in the markets where we operate, (4) to be in the top quartile in terms of operational and financial performance, and (5) to become a reference in terms of sustainability in all geographies where we operate. Our 2010 results took us a step closer to fulfilling these targets, having made significant progress on all five objectives.

Our ambition remains intact. With Oi we have now reached circa 84 million customers and more than 55% of our pro-forma 2010 revenues are generated on international businesses. As a result of the investment in technology and innovation and of the quality of our products and services, we continued to gain market share in various geographies. In 2010, we achieved a total shareholder return of 17.8%, positioning the PT in the first quartile of the industry at the European level.

We remain committed to a solid execution and achieving a healthy growth for our company, creating value for all stakeholders and in particular for our shareholders, supported on a strict strategic, financial and operational discipline.

In November 2010, following Vivo’s transaction and in anticipation of the investment in Oi, PT announced a new 5-year shareholder remuneration plan, with the aim of offering an attractive and predictable remuneration policy to our shareholders, while returning a relevant part of the Vivo proceeds. This dividend policy includes: (1) an exceptional dividend of Euro1.65 per share, of which Euro 1 per share was paid in December 2010, and an ordinary dividend of Euro 0.65 per share related to fiscal year 2010, 13% higher than the original commitment; (2) an ordinary dividend of Euro 0.65 per share related to fiscal year 2011, also representing a 13% increase over the previous commitment, and (3) the proposal to adopt a progressive dividend policy with the aim to increase annually between 3% and 5% dividend per share for the period between fiscal years 2012 and 2014. In December 2010, with the objective of sharing with our employees the exceptional gain related to Vivo’s transation and following the recommendation of the Executive Committee and the approval by the Board of Directors, PT announced the payment of a special bonus of Euro 1,200 to all employees in the Portuguese operations.

Finally I would like to thank the support we received from our shareholders, the commitment and professionalism of our employees and the confidence of our customers and suppliers, without whom these results would not have been possible.

01 Macroeconomic environment

International economic background

2010 was a year marked by the crisis of sovereign risk in the Eurozone and by the need of external support in Greece and Ireland. While in the case of Greece this need was primarily the result of a strong imbalance of public accounts, in the case of Ireland it was the result of the difficulties of the financial sector, which had a significant impact in the public accounts. The need for financial support from the European Union (“EU”) and from the International Monetary Fund (“IMF”) to these economies fuelled a fear of contagion to other peripheral economies in the Eurozone, particularly Portugal and Spain. The downward revision of sovereign ratings in the periphery of the Eurozone and fears about the deterioration of credit quality, both in terms of sovereign debt as well as mortgages, affected the access to funding and its conditions by governments, corporations and the financial sector. As a result, reflecting the decline in investor confidence: (1) the spreads of Greece, Portugal and Spain to the German 10-year sovereign bonds increased by 580bp, 321bp and 162bp, respectively, with investors demanding yields of 11.3%, 7.0% and 5.4% for each respective country; (2) the spread of credit default swaps iTraxx Generic Corporations and Financials indexes up 29bp and 102bp in 2010 to 105bp and 177bp, respectively, resulting in a widening gap between corporations and financial institutions; (3) the Euro depreciated by 6.7% against the U.S. dollar throughout 2010 to EUR / USD of 1.336, and (4) the Euro equity markets were under pressure, particularly those in the periphery of the Eurozone (CAC40, IBEX-20 and PSI20 devalued 3.3%, 17.4%, 10.3%, respectively). In contrast, reflecting a favourable performance of the German economy, the DAX appreciated 16.1% in 2010 and positively impacted the Eurostoxx 600, which appreciated 8.8% in 2010.

Notwithstanding the instability referred to above, 2010 was also marked by an improved economic performance when compared to 2009. In effect, GDP grew 3.6% in Germany, 1.7% in the Eurozone and 2.9% in the U.S. reflecting the lagged impact of the stimulus from monetary and fiscal policies in domestic demand and especially in international trade flows. In this context, in 2010 the Dow Jones, Nasdaq and S&P500 increased by 11.0%, 16.9% and 12.8% in 2010. This performance also benefited from the expansionary monetary policy stance of the Federal Reserve. The major emerging economies have maintained a solid growth momentum, registering a 10.3% and 7.5% growth in China and in Brazil, respectively.

Inflation became an increasingly stronger concern throughout 2010, particularly towards the end of the year, due to the expectation of strengthening global demand and led to increases in prices of raw materials. In 2010, oil prices (Brent Oil) were up by 18.7% to USD 92.5/barrel. Additionally, some supply constraints, in part related to adverse weather conditions, were reflected also in the increase of prices. In 2010, the commodities index (Jefferies TR/J CRB commodity excess return index) increased by 15.8% y.o.y.

United States

Against a backdrop of high uncertainty and following the 2.6% GDP contraction in 2009, the U.S. economy grew by 2.9% in 2010. In the first half of 2010 this performance resulted mainly from a marked expansionary economic policy pursued by the Government and the Federal Reserve following the recession of 2009, including: (1) the acquisition of securities by the Federal Reserve; (2) a new programme for acquisition of long maturity Treasuries, amounting to USD 600 billion, in order to maintain an environment of low long-term interest rates, and (3) new fiscal incentives to domestic demand, including the extension of existing packages, which amounted to over USD 800 billion. This was mostly felt in late 2009 but also spread throughout 1H10. Notwithstanding these efforts, during 1H10, the persistence of excessive production capacity and a relatively high, albeit declining, unemployment rate (9.5% of active population at the end of the first half of 2010) contributed to an environment of declining and low inflation. In early summer, fears of a new recession dip and higher deflationary risks became even more visible. In the second half of 2010, the measures undertaken by the public authorities led to a reversal of the negative market sentiment, albeit generating some fears of future inflationary pressures given the maintenance of an expansionary monetary policy. This trend was consolidated throughout the semester as the most relevant economic indicators suggest a reduction in the probability of a double dip and of a deflation environment. Towards the end of 2010, and against a favourable evolution of the corporate results both in the financial and in non-financial sectors, there was a higher propensity of U.S. banks to finance the corporate sector. In this context, U.S. GDP growth registered an annualised 2.6% and 3.2% rate in the third quarter of 2010 and in the fourth quarter of 2010, underpinned by private consumption (4.4% annualised growth in the fourth quarter of 2010).

Economic and Monetary Union — Eurozone

Throughout 2010 the economy in the Eurozone consolidated the gradual recovery initiated in the second quarter of 2009, bringing to an end the recession that started in the second quarter of 2008. In 2010, GDP increased by 1.7% y.o.y after a contraction of 4.1% y.o.y in 2009. This improved performance was driven by (1) a strong performance of exports, benefiting from the dynamism of international trade flows and, in particular, demand from emerging economies, which exerted a strong positive effect on industrial production; (2) an improvement in private consumption, and (3) a more moderate decline in investment following an improvement on confidence levels and more normalised funding conditions in core economies.

However, economic recovery across the Eurozone was not uniform, having shown an evident heterogeneity amongst its Member States. Noteworthy is the performance of the German economy, which grew 3.6% y.o.y in 2010, growing at the fastest pace since reunification, with a strong contribution from exports and investment in equipment. This favourable performance contrasted with the slowdown or even contraction recorded by peripheral economies of the Eurozone like Greece (-4.5% y.o.y), Ireland (-0.5% y.o.y) and Spain (-0.1% y.o.y), as a result of the fiscal consolidation effort underway in those Member States.

In terms of prices, the average annual inflation rate was 1.4%, after registering 0.3% in 2009, an increase that was largely due to components of energy and transportation and food. However, underlying inflation, which excludes those components, reported a decrease from the previous year, reflecting the absence of inflationary pressures, something also evident in the high level of unused capacity and in the unemployment rate, which stood at 10% of the workforce.

In this context, the European Central Bank kept the reference interest rate unchanged throughout the year at 1%, the level set in May 2009, while simultaneously providing ample liquidity to the banking system and occasionally participating in the secondary government bonds market with the objective of reducing tensions observed in some countries, particularly in those that are more peripheral.

Economic activity in PT’s main geographies

Portugal

2010 was marked by a deterioration of the financial conditions faced by the Portuguese economy as a result of increased risk aversion of investors against the periphery of the Eurozone, and especially following the downgrading of the Portuguese Republic by to notches to A- conducted by a rating agency in April 2010. The spread of the 10-year Portuguese government bonds against the German benchmark increased by 296bp to 364bp, declining slightly after reaching a maximum of 460bp in mid-November 2010. These adverse conditions also spread to the corporate sector of the economy, both financial and non-financial. Notwithstanding its solvency soundness, Portuguese banks also faced funding restrictions, a fact that led to an adjustment of funding conditions of the domestic activity.

Notwithstanding this adverse backdrop, the Portuguese economy in 2010 registered an annual growth of 1.4%, above expectations, benefiting from strong exports, which more than compensated the adverse evolution of consumption and investment in the second half of 2010. This performance contrasts favourably with other peripheral economies, namely Spain, Ireland and Greece, and also reflects the fact that domestic demand has not been affected, as in other economies, by negative wealth effects, linked to strong property market corrections.

Against a backdrop of sovereign risk crisis in the Eurozone, Portugal’s fiscal policy in 2010 included the adoption of restrictive measures aimed at reducing the deficit from 9.3% of GDP in 2009 to 4.6% of GDP in 2011. These measures included increasing tax revenues, particularly taxes on income and on consumption (VAT increased from 20% to 21% in July 2010 and from 21% to 23% as from January 2011). On the expenditure side, several measures are also being implemented: (1) reduction of wages of civil servants; (2) freeze on hiring in the public administration; (3) cuts in social spending, and (4) cuts in investment. In 2010 the general government deficit fell to a value around 6.9% of GDP, a better performance that the initial estimate of 7.3%. In 2010, public debt rose from 76.1% to 82.1% of GDP, remaining below the Eurozone average of 84.1% of GDP.

The increase in the average rate of unemployment from 9.5% to 10.8% of the workforce in 2010 and the perspective of lower disposable income penalised consumer confidence and led to a slowdown in domestic demand towards the end of the year. However, throughtout all the year, private consumption still grew about 2%, also reflecting, to certain extent, the anticipation of consumption decisions due to the planned VAT increase. In annual average terms, inflation in consumption was up from negative 0.8% to positive 1.4%, showing a more noticeable acceleration in prices in recent months, especially in light of rising energy prices. The inflation rate reached 2.5% in December 2010. The adverse environment of domestic and external demand, high levels of uncertainty and tighter financing conditions led to a decline in investment of almost 5.6% in 2010, not only driven by the public administration but also by families and businesses. Exports recorded a growth of around 8.7%, on the back of exports associated with the manufacturing sector, which benefited from the recovery in demand and industrial activity at the global level also reflected in the main trading partners of Portugal. The favourable performance of exports and the gradual adjustment of domestic demand, which reduces imports, contributed to a reduction in the external deficit. In 2010, the combined current and capital deficit, which reflects the net external financing of the economy, declined from 10.1% of GDP in 2009 to 8.7% in 2010. The deleveraging process of the Portuguese economy was also reflected in the decline of the stock of net external liabilities from 111.1% of GDP in 2009 to 108.5% in 2010.

Real growth rates (%), except when indicated.	2003	2004	2005	2006	2007	2008	2009	2010 E

GDP	-0.9	1.6	0.8	1.4	2,4	0	-2.5	1.4
Private Consumption	-0.2	2.7	1.7	1.8	2.5	1.8	-1	2
Public Expenditure	0.4	2.4	3.3	-0.7	0.5	1.1	3.4	3.2
Investment	-7.9	3.7	-0.9	-0.6	2	-0.5	-14	-5.6
Exports	3.6	4.1	0.2	11.6	7.6	-0.3	-11.6	8.7
Imports	-0.5	7.6	2.3	7.2	5.5	2.8	-10.6	5.3
Inflation (Consumer Price Index)	3.3	2.4	2.3	3.1	2.5	2.6	-0.8	1.4
Budget Deficit (% of GDP)	-3	-3.4	-5.9	-4.1	-2.8	-2.9	-9.3	-6.9
Public Debt (% PIB)	55.1	56.5	61.7	63.9	62.7	65.3	76.1	82.1
Unemployment Rate (% of active population)	6.4	6.7	7.6	7.7	8	7.6	9.5	10.8
Current Accounts Deficit(% of GDP)	-4.1	-6	-8.2	-9.1	-8.9	-11.1	-9.4	-8.7

Sources: INE, Bank of Portugal, Ministry of Finance, European Commission, OECD, ES Research.

Brazil

The Brazilian economy grew 7.5% in 2010, primarily as a result of the strong domestic demand. Inflation stood at 5.9% in the end of 2010, reflecting: (1) a nearly full capacity utilisation; (2) the increase in commodities prices, and (3) a price readjustment of the services sector in response to the strong domestic demand. Against this backdrop, the Central Bank decided to adjust the benchmark interest rate from April, reversing part of the monetary stimulus introduced after the 2008 financial crisis. The Selic rate thus increased from 8.75% to 10.75%.

In 2010, the real appreciated against the dollar from 1.74 USD/BRL rate to 1.66 USD/BRL rate. This performance was primarily due to: (1) solid and improving economic growth prospects, and (2) the increase in the benchmark interest rate. This translated not only in a high net external investment but also in an increase in the volume of international reserves, which ended the year very close to USD 300 billion, a figure well above the total external debt (public and private) in the country, thereby consolidating the net creditor position of the Brazilian economy.

All in all, in 2010, Brazil consolidated itself in the global landscape as an economic region of growing importance. The last two years have shown that Brazil has the economic fundamentals that allow it to overcome difficult economic landscapes with less damage than in the past.

Angola

Following the deceleration registered in 2009 with GDP growth reducing from 5.6% to 2.5%, African economies experienced a significant recovery in 2010. This favourable performance was primarily based on improved commodities markets, particularly at the energy level. Economies of oil exporting countries in Sub-Saharan Africa, including Angola, Cameroon, Chad, Congo, Equatorial Guinea, Gabon and Nigeria grew in excess of 6%, leveraging on oil price increases and growing demand, in part based on emerging Asia.

In the specific case of Angola, the acceleration of economic activity in 2010 was based on increased oil revenues and on increased dynamism of non-energy sectors (construction, services, agriculture, etc.). This performance was achieved against a backdrop of a more restrictive fiscal policy. In 2010, the Angolan economy grew slightly above 2%, showing an acceleration compared to that seen in 2009 (0.7%).

The evolution of prices in 2010 was conditioned by: (1) the stability of the Angolan Kwanza against the U.S. dollar even following the decision of monetary authorities to abandon the peg against the dollar (USD / AOA fluctuated in the range of 90-94), which led to a depreciation against the euro; (2) the performance of the prices of food and beverages, and (3) rising international commodity prices, which also exerted a strong influence on the rate of inflation. In this context, average annual inflation was up to slightly above 15% in 2010. In terms of monetary policy, and for the first time in two years, the National Bank of Angola reduced the interest rate on short-term loans to commercial banks, seeking support to stimulate economic activity. In 2010, the rediscount rate fell 5pp to 25%.

02 Regulatory background

Portugal

Number Portability. On 4 February 2009, ICP-ANACOM (“ANACOM”) approved Regulation 87/2009, which amends Regulation 58/2005 of 18 August - Portability Regulation, as well as the respective final consultation report. Regulation 87/2009 came partially into force on 4 March 2009 and on 20 July, the rules concerning technical aspects and new deadline for number portability within mobile telephone services came into effect. On 8 July 2009, ANACOM approved Regulation 302/2009, implementing an additional amendment to the number portability regulation, which clarified the method for calculating the terms applicable to the prior notice for submission of the electronic portability request and maximum response time to said request by the Donor Operator.

Next Generation Access Networks. On 18 February 2009, ANACOM granted an approval to the public consultation report on the regulatory approach to next generation access networks (NGAN). The report presents several guiding principles. According to the principle of proportionality in the imposition of obligations, ANACOM considered a “step by step” approach:

•                 In competitive areas, only access to ducts is imposed, with improvements and equality of access, whereas other obligations are imposed (access to the actual fibre or dark fibre) only where there is a lack of space in ducts. As a last resort, where there is agreement between the parties, and as an alternative to access to own fibre or dark fibre, the option of virtual access to the network may be considered;

•                 In non-competitive areas, in addition to access to ducts, access to own fibre or dark fibre is also imposed, as well as virtual access to the network (advanced “bitstream”).

Following the public tenders for the installation, management, operation and maintenance of high-speed electronic communication networks in the Centre, North, Alentejo and Algarve Zones of Mainland Portugal, as well as in Azores and Madeira, on 6 February 2010, the Minister of Public Works and Communications announced the decision on the public tenders for the installation, management, operation and maintenance of high-speed electronic communication networks in the Centre, North, Alentejo and Algarve Zones of Mainland Portugal.

In the meantime, on 19 January 2011, the European Commission considered that the state aid was compatible with the EU Treaty.

Digital Terrestrial Television. ANACOM, by determination of 20 October 2008, decided to award PT Comunicações (PTC) the right to use frequencies for the provision of the Digital Terrestrial Television (DTT), which is associated with the Multiplexer A (MUX A) for the transmission of television programme services for free, unrestricted access.

DTT broadcasting began on 29 April 2009 in 29 municipalities of Portugal. The provisions related to the rights of use have been adhered to, particularly with regard to coverage obligations.

By determination of 24 June 2010 and in fulfilment of Resolution of Council of Ministers No. 26/2009, published on 17 March, ANACOM approved the final decision on the detailed plan for the cessation of terrestrial analogue transmissions (switch-off plan).

By determination of 12 July 2010, ANACOM decided to revoke the granting of rights of use of frequencies associated with Multiplexers B to F and, consequently, of the five titles that substantiate the rights assigned to PTC, without forfeiture of the guarantee bond. It was likewise determined that the decision of revocation is retroactive and in effect from the date of the draft decision issued by ANACOM (29 January 2010).

By determination of 22 December 2010, ANACOM has approved the draft decision regarding the alteration of the operating channels Mux A of the digital terrestrial television service (DTT), assigned to PTC.

Additionally, by determination of 22 December 2010, ANACOM approved the final decision on the identification of re-transmitters and respective dates of termination of emissions of the pilot phase, provided in the detailed plan for the cessation of analogue terrestrial television emissions (switch-off plan).

On 27 December 2010, citing reasons of public interest, ANACOM initiated a process to change the radio channels assigned to PTC with the goal of improving efficient spectrum management and harmonise the conditions of use of frequencies in the 800 MHz band.

Also regarding DTT, a tender for award of a license of the so called 5th Channel was launched by ERC (the national regulatory authority for audiovisual). Two companies submitted their proposals: ZON and Telecinco.

By determination of 23 March 2009, ERC decided on the exclusion of both proposals, having considered that neither gathered the legal and statutory requirements to be admitted to the tender. Both companies submitted a judicial action, requesting annulment of said act. This procedure is still ongoing.

Furthermore, Telecinco also requested the administrative court to issue an interim order, envisaging suspension of the effects of ERC’s decision. The court of first instance decided in favor of Telecinco and ERC filed an appeal of said decision. On 29 April 2010, the court of appeal decided in favor of ERC, having revoked the interim order issued by the court of first instance.

The awarding procedure for the grant of the license to exploit the so-called Channel 5 had no new further developments. The license remains unassigned.

Electronic communications networks and infrastructure (Decree-Law No. 123/2009): On 26 February 2009, the Council of Ministers approved a draft legislation establishing the framework applicable to the construction, access and installation of electronic communication networks and infrastructure, with the aim of facilitating either the removal or the mitigation of barriers to the construction of next generation network infrastructure. This draft was subjected to a public consultation procedure.

According to the communication issued by the Council of Ministers, this proposal «will respond to the clear need to define the framework governing development and investment by investors and/or operators of electronic communications in Next Generation Networks, as well as for the functioning of a competitive market. All are called upon to intervene in order to advance investment in the information society».

Pursuant to the draft approved by the Council of Ministers and taking into account the several contributions addressed by the entities that took part in the consultation procedure, Decree-Law No. 123/2009, dated 21 May 2009, established a new framework that applies to the construction of infrastructure apt for the accommodation of electronic communications networks, to the set up of electronic communications networks and to the construction of infrastructures for telecommunications in housing developments. This decree-law was amended on 25 September 2009, by Decree-Law No. 258/2009, which corrected some failures and also clarified some aspects of the installation of infrastructures of Telecommunications in buildings (ITED) and of Infrastructures of Telecommunications in housing developments, urban settlements and concentrations of buildings (ITUR).

In particular, Decree-Law No 123/2009 sets forth several obligations in order to allow electronic communications operators to enjoy better conditions necessary to the installation and development of electronic communications networks.

For the above-mentioned purpose, Decree-Law No. 123/2009 foresees the implementation of a Centralised Information System (SIC - Sistema de Informação Centralizado) to be managed and operated by ANACOM. The main objective of this system is to render information available on infrastructure apt for the installation of electronic communications networks. The basis of this information is provided by the several entities subject to Decree-Law No. 123/2009, such as the State, Autonomous Regions, municipalities, publicly held companies or concessionaires, other entities owning or exploring infrastructure part of the public domain of the State, Autonomous Regions or municipalities and electronic communications undertakings.

On 16 December 2009 ANACOM approved the launch of a public consultation to render information available within SIC. The deadline for submitting comments ended on 9 February 2010. The answer’s range was quite broad, with contributions from electronic communication’s operators, to electricity and gas network operators.

On 11 November 2010 ANACOM approved the final decision regarding the definition of the registration of objects and the terms and formats for providing information for SIC. In the final report, ANACOM defines, in particular, the cadastral objects and the elements that define them, which are required to be included in the SIC. Other elements, such as the terms in which the cadastral objects will be geographically defined through the combination of its administrative location and geo-referencing are also determined.

ITED manual (2nd edition) and ITUR manual (1st edition). On 25 November 2009, ANACOM approved the final version of the 2nd edition of the manual of Telecommunications’ infrastructures in buildings (ITED) and of the 1st edition of the manual of Infrastructures for Telecommunications in housing developments, urban settlements and concentrations of buildings (ITUR), which entered into force on 1 January 2010.

It was further decided to establish a transition period for the 2nd edition of the ITED Manual until 31 March 2010. During that period, ITED projects, which are in accordance with the requirements and specifications of the previous version of the Manual (ITED Manual - first edition) would continue to be considered valid.  For such purpose, the date considered should be the date of submission of the project to the Municipalities in what concerns the referred to in article 71 of Decree-Law No. 123/2009 of 21 May, or the project’s conclusion date, referenced expressly in the Statement of Liability for the cases set out in article 72 of said Decree-Law.

The changes implemented in ITED Manual and in ITUR Manual are aimed at standardising the procedures related to the installation of optical fibre in housing developments, urban settlements and concentrations of buildings. The procedures for evaluation of those infrastructures were approved by ANACOM through a decision on 10 March 2010.

Wholesale Offers. RUO. On 17 February 2010 ANACOM approved the final decision on this matter. The decision has implied several changes such as quality of service levels for loop deployment, failure compensations, access conditions to other operators, transparency and synchronisation between the unbundling of the local loop and portability.

RIO 2010. On 21 July 2010 ANACOM approved the final decision regarding the conditions of the Reference Interconnection Offer to be applied in 2010. This decision was followed by a period of public tender launched on 15 April 2010.

Ducts. On 28 October 2010 ANACOM approved the final decision regarding the changes to be implemented on the Ducts Access Reference Offer. The main changes to the previous version were to make available on the PTC’s Extranet, the information regarding the ducts occupation on competitive areas (in non-competitive areas PTC is not obliged to provide such information), to reduce the time schedule for monitoring emergence works, introduce new quality of service levels regarding the terms for installing cables and unclog ducts.

Wholesale market for voice call termination on individual mobile networks. On 18 May ANACOM adopted the final decision regarding the wholesale markets for voice call termination on individual mobile networks. The three mobile operators - TMN, Vodafone and Optimus - were designated holders of significant market power, and consequently remained subject to the obligations already applied to them, which are: respond to reasonable requests for access; non-discrimination in access and interconnection, and in the disclosure of information; transparency in the publication of information; account separation; and price control (cost orientation) and cost accounting.

In the context of the latter obligation, ANACOM established a new glide path for the maximum prices for voice call termination on mobile networks, which unfolds according to the following schedule: Euro 0.06 per minute on 24 May 2010; Euro 0.0550 per minute on 24 August 2010; Euro 0.05 per minute on 24 November 2010, Euro 0.045 per minute on 24 February 2011; Euro 0.04 per minute on 24 May 2011 and Euro 0.035 per minute on 24 August 2011.

In the document of the decision ANACOM also mentions that the revision of prices, to be held in 2011, will already incorporate the results of a costing model that the Regulator is developing with support from Analysys Mason, and which is based on the principles (LRIC bottom-up model) developed by the EC in its Recommendation on Call Terminations (fixed and mobile) of 7 May 2009.

Spectrum. By determination of 10 February 2010, ANACOM approved the final decision on the provision and use of electronic media in procedures which involve communication between this Authority and radio network or station licensees, as well as all requirements which apply in this context, under the terms of Decree-Law No. 264/2009 of 28 September.

By determination of 31 March 2010, ANACOM approved the National Frequency Allocation Plan (NFAP) which will have effect in 2009/2010. Approval was likewise given to the report on the respective public consultation, launched on 23 December 2009.

By determination of 8 July 2010, ANACOM decided, in the context of the 900/1800 MHz spectrum re-farming, to unify into a single title the conditions applicable to the exercise of the rights of use of frequencies allocated to TMN for the provision of the land mobile service, in accordance with GSM 900/1800 and UMTS technologies.

By determination of 16 December of 2010, ANACOM approved the final decision on the designation and availability of 790-862 MHz sub-band for the provision of electronic communication services, in accordance with the Decision 2010/267/EU, including the corresponding amendment to the QNAF - Quadro Nacional de Atribuição de Frequências (National Frequency Allocation Table). The availability of this sub-band before 2015 depends on the establishment of technical and geographic conditions which provide for the compatibility of usage, including between Morocco and Spain.

By determination of 6 January 2011, ANACOM approved the final decision on the introduction of mobile communication services on board vessels (MCV services).

Regulation on the settlement and collection of fees. On 1 July 2009, ANACOM approved a final decision on the Regulation on the adoption, settlement and collection of fees due to this Authority.

Universal Service. Between 5 March and 7 May, a public consultation launched by the EC took place, in order to evaluate if the current concept of Universal Service (US) is still adjusted to market conditions. The issues in debate were whether the US is the best approach to ensure access to and utilisation of basic communication services, in a competitive environment; alternatives for US financing; seeking harmonisation at the EU level versus the need for flexibility at a national level, and the possible extension of the US to broadband services. The conclusions of this consultation are still to be issued.

By determination of 18 February 2010, ANACOM decided not to oppose the proposal for the fixed telephone service residential tariffs, within the scope of the US, as presented by PTC on 12 February. Prices were implemented as from 19 February 2010.

By determination of 25 February, ANACOM decided not to oppose the proposal for the public payphones tariffs and the proposal for tariffs to be applied to calls originated on PTC network and terminated on OSP network, as presented by PTC on 12 February and implemented as from 1 March 2010.

During 2010 PTC and ANACOM continued with the meetings concerning the calculation of net costs of universal service (NCUS) and the definition of undue burden. A long awaited public consultation on these issues was launched by ANACOM on the beginning of February 2011.

According to the consultation document, when the designation of the Universal Service Provider (USP) is not the result of a public tender, there is an excessive burden whenever the USP’s revenue market share in the FTS, calculated on an annual basis, is equal or below 80%, and the amount of the NCUS is equal or above 4 million Euro. As a result, ANACOM considers that, in the case of PTC, the provision of the US is not an excessive burden until 2006.

After 2007 it is necessary to compute the NCUS according to the methodology advanced by the Regulator, which is based on historical avoidable costs, excluding the value of the various indirect benefits enjoyed by the USP for delivering this service (brand value, ubiquity, advertising in public pay phones, etc.).

Universal Services Directories and Enquiries. On 13 January 2010, ANACOM adopted a decision determining ZON and PTC to take steps to reach an agreement on the format and conditions applicable to the provision of relevant information about customers who have expressed a wish that their data should be included in the directories and information services of the universal service. ANACOM also determined that, at the end of a 15 days working period following the decision, companies had to submit to ANACOM copies of the agreement, as well as information on its immediate implementation. This was done on 9 June 2010.

Reanalysis of the leased lines retail market and of the wholesale markets of terminating and trunk segments of leased lines. On 16 December 2009, ANACOM approved the draft decision on the definition of product markets and geographic markets, the evaluation of SMP and the imposition, maintenance, amendment or withdrawal of regulatory obligations in relation to the market for the retail provision of leased lines and of the wholesale markets for the provision of terminating and trunk segments of leased lines.

On 28 September 2010, ANACOM approved the final decision regarding this market. The main innovation regarding the previous decision is the introduction of Ethernet segments, with the segmentation of the transit market in “Competitive” and “Non Competitive” Areas. The leased lines retail market has been eliminated.

New Regulatory Framework. On 19 December 2009, the legislation comprising the new regulatory framework for telecommunications entered into force, with its publication in the Official Journal of the European Union.

Call Centres. The Government approved Decree-Law No. 134/2009, imposing several obligations concerning the call centres operations, such as maximum response time, follow up on requests and processing of calls according to their order of arrival.

Value Added Services based on messages. The Government approved Decree-Law No. 63/2009, published in March, imposing several obligations concerning value-added services based on SMS, such as the adoption of measures of tariff transparency, blocking mechanisms (by request of the customer and at no charge) and the inclusion of these services in the National Numbering Plan (with different access codes based on the nature and content of the service).

Numbering. On 19 November 2010, ANACOM approved the final decision for the creation on the National Numbering Plan of code 703 for the provision of electronic communication services on non-publicly available private networks. In addition, conditions were established governing the allocation and use of the numbers associated with these services.

Roaming. On 1 July 2010 price reduction took place for several roaming services, in compliance to the requirements of EC Regulation No. 544/2009 (“Roaming II”). At the wholesale level, the maximum amount to be charged was reduced to Euro 0.22 per minute (on average) for voice calls and to Euro 0.80 per megabyte for data traffic. The maximum amount to be collected per SMS remained at Euro 0.04. At the retail level, the maximum amount (excluding VAT) that a home provider can charge its customers was reduced to Euro 0.39 per minute for outgoing calls and to Euro 0.15 per minute for incoming calls. The amount to be collected per SMS remained at Euro 0.11.

Net Neutrality. The discussion regarding this matter has spawned in the United States of America around the year 2005. Recently, the discussion around Net Neutrality also gained traction in Europe and led to a public tender on 30 June 2010 issued by the European Commission (EC). The main points in this public tender were related to the Internet openness, traffic management, market structure, quality of service and related to political, cultural and social aspects. ANACOM followed the steps given by the EC and published 15 questions in order to collect comments. PT expressed its position, which is based on several aspects such as a competitive market situation and the need to regulate contents. PT believes that the New Regulatory Framework has the necessary measures to approach the Net Neutrality discussion. The EC has pointed the first quarter of 2011 as the period to launch the report regarding the public tender of June 2010.

Statistical Information. ANACOM decided, by determination of 2 June 2010, to extinguish the obligation to provide on a regular basis statistical information on leased lines for the purpose of relevant market definition and the assessment of significant market power, which was imposed by its determination of 2 November 2006, without prejudice to the reporting obligations which arise from the current legal and regulatory framework.

By determination of 30 July 2010, ANACOM approved the final decision on statistical indicators that must be submitted, on a quarterly basis, to this Authority, by network operators and providers of high-speed service. With this new set of statistical items, it is ANACOM’s intention to compile indicators on cabled households and buildings, broken down by network configuration and municipality, and on customers, broken down by market segment and municipality.

Unlocking Equipment. On 30 August 2010 entered into force Decree-Law No. 56/2010, of 1 June 2010, which establishes limits on amounts charged for the service of unlocking equipment that allows access to electronic communication services, thus enabling the equipment to be used with services of other providers, as well as for termination of contracts in the course of the loyalty period.

03  Strategic profile

Business context: a sector in rapid change with the emergence of multiple players

Global telecommunications sector

Technological evolution and development of new access technologies. The development of new access technologies and networks continues to be an overriding trend, with operators announcing plans, trials and investments in Next Generation Access Networks (“NGAN”), namely Fibre-To-The-Home (“FTTH”) and DOCSIS 3.0 cable networks in the fixed business, and Long Term Evolution (“LTE”) in the mobile business. Examples include KPN’s announcement to provide FTTH to 1.3 million Dutch homes by the end of 2012 and the plans to roll-out or trial LTE/4G by some 60 operators around the world. The availability of increasingly faster access speeds, both in fixed and mobile, is underpinning an explosion in data consumption as the high connectivity and capacity of terminal equipments, enabling voice, data and video, sets the background for the emergence of new services. Accordingly, worldwide data consumption will see exponential is expected to grow exponentially in the medium term, increasing by 5x in the wireline to 32 Exabytes/month and by 65x in the wireless to 2 Exabytes/month between 2009 and 2014.

Change in consumption patterns led by new access devices. The fast development and availability of new access devices are leading to a significant growth of Internet users, which are becoming increasingly more individual, and to more frequent usage thus catalysing an explosion in bandwidth consumption. Access devices like the PC, TV and mobile handset are also becoming increasingly convergent, enabling the emergence of a triple-play multi-screen trend in the sector. Examples of this trend are smartphones, tablet PCs and Internet pads, e-books.

New competitive boundaries being set at a global level. The broad telecommunications sector will continue to expand, but increasingly overlapped with equipment manufacturers, Internet service providers and media players, a trend led by growth in connectivity and higher access speeds that will enable the emergence of cloud—based services. Telecom operators are expected to maintain traditional access services and a billing relationship over which users access a myriad of services like music (iTunes), video (YouTube), photos (Facebook, Picasa, Flickr), apps (Google, App Store) and retail (Amazon, Ebay). As a result there is an increasing consolidation trend in the telecommunications sector with the emergence of new and global players and brands. Cloud computing services are not only emerging as a solid reality in all consumer segments, such as personal and residential, as discussed above, but also for corporates, SMEs and SOHOs, with new offerings like software or infrastructure as a service becoming increasingly popular.

A new growth paradigm: emerging markets as the growth engine. Emerging markets are leading the growth of the telecommunications sector having grown twice as fast as developed markets (CAGR 2005-07 of 11.7% in Africa, LatAm and Asia as compared to 5.8% in Western Europe and North America). This trend is expected to intensify in the future, as the sector was broadly flat in Western Europe and North America in the period 2007-09 when compared with a 6.9% CAGR over the same period for countries in Africa, LatAm and Asia. With the sector becoming more mature in developed markets, the focus on execution will be key as a lever of differentiation and, ultimately, success.

Telecommunications context in Portugal

Consolidation of bundled offers. 2008-10 was marked by the development, marketing and subsequent proliferation of bundled offers among the several market players, with triple-play packages (bundling TV, voice and broadband) becoming increasingly popular and attractive. The major transformation initiated in 2008 continued throughout 2010 with the consolidation of the presence of cable operators in the voice segment and of copper operators in the TV segment.

Increased competitiveness in urban areas. 2008-10 was also marked by a significant change in the landscape of the Portuguese telecommunications market, with operators investing in fibre, namely PT, that covered one million households with FTTH and announced the goal of covering an additional 600 thousand until the end of 2011. This trend benefited from increased regulatory visibility, with a new regulation concept that followed a geographical segmentation approach, removing some restrictions on PT’s broadband offer.

PT’s positioning: a customer-oriented innovative company

In the Portuguese market, PT will continue to be a customer-oriented company focused on innovation and execution, managing its business along customer segments: (1) Residential: consolidate the inflection of the historical trend in the wireline business, by leveraging its successful TV strategy (having already achieved a market share of 30% in the Portuguese pay-TV market); (2) Personal: continue to develop innovative data and Internet access products and convergent services and apps, leveraging on strong online presence of the SAPO web portal, and on key partnerships, while simultaneously redesigning its tariff structure to improve the underlying trends in the mobile business, and (3) SMEs and Corporate: launch leading edge convergent cloud-based solutions supported by the recently announced next generation Data Centre.

At an international level, PT will continue to focus on operational performance of its assets and on the sharing of best practices across the various businesses. The expansion of international operations to multiple geographies is one of the most important catalysts of value creation in the telecommunications sector and PT has built a relevant portfolio of international operations that in 2010 already accounted for 55% of total Group revenues.

Consolidate leadership in the Portuguese market, while developing an international growth agenda. PT remains committed to a cost, operational, financial and strategic discipline, aiming at focusing on the development of its resources in its core businesses and in its core regions, Portugal, Brazil and sub-Saharan Africa. PT continues to pursue the five key ambitious objectives defined for the 2009-11 triennium: (1) grow the customer base to 100 million customers; (2) increase its exposure to international operations up to two thirds of revenues; (3) reinforce leadership in all market segments; (4) achieve a top-quartile performance in shareholder return and results, and (5) be a reference in terms of sustainability.

Portuguese operations

Residential: providing a differentiated and sophisticated multi-screen pay-TV experience. The growing connectivity available on next generation access networks will continue to be an overriding trend in the residential segment enabling the simultaneous connection of multiple devices through wireless and wireline networks inside the customer home (TVs, games consoles, PCs, laptops, tablets, smartphones). Multi-screen TV is a key lever for differentiation and Meo is already converging towards a seamless offering on the TV, PC and smartphone. Cloud-based services are becoming an increasingly popular reality allowing easy access to software and technology and higher security in the storage of key information. PT is following this trend having launched an on-demand advanced gaming service in 2010.

Personal: mobile data and convergence as key growth levers. The increased penetration of smartphones, laptops and other mobile data devices, coupled with an explosive growth and proliferation of data services and apps, sets a favourable background for mobile data services. TMN is clearly in the forefront of mobility data services, offering TV (Meo Mobile), music (Music Box) and access to social networks through innovative aggregator and convergent services, which leverage the know-how and brand of Sapo. TMN also leverages on partnerships with key suppliers, using own brand or third party brands, to maintain a distinctive and attractive offering for smartphones, tablets and laptops. Additionally TMN remains focused on designing new tariff plans, like the “e”, an innovative prepaid plan, or the “Unlimited” post-paid plan, which are simpler and customisable and aimed at catalysing the upselling of Internet and lock-in of high value customers, shifting way from pricing competition. As a result, TMN commands a 50% market share in mobile broadband, according to a Marktest study, and 46% in smartphones, according to a GfK study, clearly ahead of its overall market share.

Enterprise: new services for both corporates and small/medium business leveraging on PT’s unique transport and access networks. Through investments in infrastructure and telecom-IT convergence, PT intends to develop and market advanced integrated solutions for the corporate and SME segments aimed at promoting the penetration of IT/IS and BPO services, thus increasing customer share of wallet and loyalty in these competitive market segments. PT will also leverage its new leading-edge data centre and cloud computing offering, in partnership with Cisco and Microsoft, in order to supply new and distinctive services to the market.

Reinforce leadership in all market segments where PT operates. With the entrance in the pay-TV business, PT is turning around its residential business, starting from an attacker position and, simultaneously, leveraging its position as a major integrated operator, aiming at offering broad and convergent products and services. In a converging world where individuals increasingly need to contact, communicate and consume seamless data services through all types of devices everywhere — at their workplace, at home or on the move —, PT’s unique skills and ability to offer integrated services are proving to be a true competitive advantage in Portugal.

“To make the difference” in customer service. In a context of major market transformation and economic uncertainty, understanding customer needs throughout their life cycle and addressing these needs by ensuring world-class execution is a distinctive factor. This trust-based relationship makes it possible to successfully encourage customers to adhere to increasingly complete products and service packages for longer periods, allowing PT to increase its share-of-wallet.

International operations

Maximise the strategic value of PT’s international assets, reinforcing the focus on Brazil and sub-Saharian Africa. Given PT’s scale, growth prospects and starting position, the Brazilian market remains a priority. Africa will continue to be an important source of growth as well, where PT will reinforce partnerships and explore value-creating investment opportunities.

Brazil: data growth and convergence. In Brazil, through its investment in and partnership with Oi, PT will focus its efforts on leveraging its successful experience in developing innovative and technologically advanced solutions for corporate customers, fixed-mobile convergent offers, mobile broadband, pay-TV and triple-play services to contribute significantly to improve further Oi’s operational and financial performance, considering its strong presence in the Brazilian market and the potential for future growth.

Africa and Asia: Opportunistic M&A and consolidation. PT continues to focus on improving the efficiency of international operations through sharing of best practices amongst all its subsidiaries and through an increased proximity that is being achieved by having top management travel frequently to PT’s operations around the world to better follow-up key developments in each geography.

Focus on operational and commercial excellence of all assets, ensuring the sharing of best-practices. By reinforcing operational and commercial excellence in all operations and promoting the sharing of best-practices amongst all businesses, PT will be able to fully tap the potential of each operation, taking into account the market development status in all segments as well as its competitive positioning.

Focus on innovation and execution

Innovation: structured approach and strategic partnerships. PT has a structured approach to innovation aimed at establishing a balanced portfolio of projects focused on two key variables: risk level and maturity. Three main categories are defined under this structured approach: (1) incremental innovation (business as usual, low-risk and short-term optimisations); (2) planned innovation (business development, medium-term and medium-risk developments), and (3) exploratory innovation (structural projects, which are long-term and high-risk by nature). Additionally, PT’s innovation approach leverages on a network of partnerships with key institutions that are worldwide leaders and a reference in their respective fields. These partnerships are categorised as follows: (1) technological partnerships for the development of new solutions and services (e.g., agreements with Cisco, Corning, Samsung, LG, Huawei and ZTE); (2) strategic partnerships, aimed at sharing best practices and establishing joint collaboration in innovation and R&D (e.g. protocol signed with Singtel); (3) protocols with universities, in order to foster joint R&D and knowledge-building efforts (e.g. partnership with CMU and several Portuguese universities), and (4) R&D partnerships, aimed at developing new technological solutions (e.g. agreements with INESC Inovação and Instituto de Telecomunicações).

Functional merger of the wireless business (TMN) with the wireline business (PTC), with stronger focus on the specific needs of the different customer segments in the Portuguese market. The functional merger of TMN with the wireline business represents a milestone for the organisation, as well as a turning point in efficiency and effectiveness in the way business areas operate. The new organisation is based on two principles:

•                  Stronger customer focus: PT abandoned a company structure organised around fixed and mobile platforms, and changed to a structure centred on the specific needs of each segment, implementing a new organisation around five customer segments: Residential, Personal, SMEs/SoHo, Corporate and Wholesale.

•                  Superior operational efficiency: PT eliminated several decision processes and layers, and reduced the number of directors, enabling a leaner and more agile company to effectively compete in an increasingly challenging environment.

Execution: next generation networks, distribution and customer care. PT is and will continue to be in the forefront of fibre rollout in Portugal and in Europe, having already covered one million homes with FTTH and announced the goal of covering 600 thousand additional homes during 2011, thus placing Portugal as the most penetrated country in Europe with 46% of households covered, an initiative that was recognised by the FTTH Council Europe with the innovation award “Deployment and Operation of FTTH networks”. PT aims at leveraging its FTTH investment not only to provide advanced and high-speed data and video services to its corporate and residential customers but also to cover TMN’s base stations with fibre in order to allow higher download and upload speeds for TMN’s data customers (85% of TMN sites are already connected with fibre and 25% already use IP/Ethernet backhauling), and simultaneously paving the way for LTE rollout. Finally, PT also leverages the most comprehensive WiFi network in Portugal, with around 1,600 hot spots, to enable traffic offload from mobile to fixed networks. PT is also integrating its fixed and mobile distribution networks, thus further extracting scale and scope synergies and leveraging on cross-selling to achieve further differentiation versus its competitors. In addition, PT is implementing an extensive transformation programme and rejuvenating its field force, in order to improve its quality and responsiveness against a backdrop of increasingly complex TV and IT services provided to customers. This transformation is also extended to the customer care area, by focusing on convergence, integration and self-care to improve QoS and customer experience through process optimisation.

04  Research and development

In 2010, innovation continued to be a top priority for Portugal Telecom, given its key role in ensuring sustained growth, particularly in a difficult economic context which forces higher competitiveness in product offering and simultaneously demands a higher efficiency in its development and go-to-market processes.

This positioning is consistent with the strategy of promoting the access to information technologies with the ultimate goal of improving overall living standards in the society. To this purpose, several projects were launched to widen the adoption of high speed internet, improve service quality and speed, and deliver a wider range of innovative services that match people’s needs, in an increasingly efficient manner and with a reduced environmental footprint.

In this context, Portugal Telecom once again assumed its position as a reference in innovation investment, with over Euro 200 million invested in Applied Research and Development in 2010.

Main Innovation/R&D projects carried out in 2010 are detailed in the following pages and include:

•                  Development of next generation access networks that enable a truly distinctive customer experience — FTTH and first LTE trials;

•                  Design and launch of innovative multi-platform products and services, fully leveraging fibre optics superior bandwidth and speeds to increase interactivity and enhance customer experience — Interactive TV, MEO Online, MEO Jogos, Music Box, MEO Remote;

•                  Co-development of proprietary smartphones and innovative mobile price plans to foster data consumption on the move;

•                  Development of advanced IT/IS solutions, leveraging cloud computing strategy, in order to provide end-to-end services to business customers — virtual private clouds, full outsourcing of IT services, security management;

•                  Development of sector-specific solutions in Health (e.g. the first Personal Health Record), Education (e.g. training solutions in 3D environment), the Public Sector (e.g. the Public Building Information System) and SMEs (e.g. new service bundles for restaurants and physicians);

•                  Launch of new data centre project, one of the largest in Europe, in response to increasingly demanding customer needs in terms of processing power and storage capacity;

•                  Internal transformation programs to maximize process efficiency and QoS — new tools in CRM, O&M, purchasing and field force management;

•                  Innovative projects in the sustainability arena to minimize Portugal Telecom’s environmental footprint (e.g. adoption of new free cooling and water consumption control systems).

The OPEN Programme, launched in 2009 with the goal of embedding the organisation with structured innovation practices and an innovation-oriented culture, was consolidated in 2010 proving the recognition of its merits. Beyond contributing towards technological innovation in products and services, the Programme facilitates new work, management and interaction practices thus stimulating operational efficiency and QoS improvements.

Innovation initiatives are managed according to the respective time horizon, being broken down into: (1) Incremental Innovation — short term measures for continuous improvement; (2) Planned Innovation —

development of medium term technological and product offering roadmap, and (3) Exploratory Innovation — analysis of the main technological trends which define the future of the sector in the long run.

A.            Incremental innovation

One of the main sources of generation of incremental ideas is the contribution of all the employees in the company through a Market of Ideas. Around 60% of Portugal Telecom employees actively participated during 2010 in the submission, discussion and voting of ideas for incremental improvement, answering the challenges presented to the organisation.

This method has not only generated more than 40 initiatives that are currently being implemented, but also contributed to a strong increase in involvement, motivation and alignment of all employees with the strategy and operational challenges of the company. The initiatives that were already implemented enabled significant operational improvements (e.g. the re-evaluation of the technical support process of MEO IPTV), but also the reduction of the environmental footprint of the Group (e.g. 35% reduction of paper usage in printing, decrease of computer energy consumption, promotion of recycling in the workplace).

At an operational efficiency level, Portugal Telecom also implemented a series of innovative incremental initiatives within continuous improvement logic, such as:

•                  Field Force management optimisation: Measures such as the introduction of GPS in PT’s field force fleet, the implementation of a new intelligent field force deployment tool and the distribution of professional PDAs to all technicians, contributed to significant improvements to the technical support provided to customers.

•                  Electronical auctions integrated in the shopping processes: New functionality in the purchasing information systems that had an impact in the reduction of acquisition costs, increased transparency and faster administrative processes.

•                  Unification of the dematerialisation of documents platforms: Implementation of smart routines for information extraction, with an increase in document recognition rates from 35% to over 70% and a facilitated connection between the Group’s core systems.

B.            Planned innovation

Portugal Telecom continued to develop new technological solutions based on its medium-term innovation roadmap, with clear reflections in the improvement of the products and services offered to customers, leveraging next generation networks and promoting a growing environmental efficiency.

1.              Products and Services

In 2010, Portugal Telecom maintained its strategy to develop and launch innovative solutions that better cater to people’s needs, therefore fostering customer loyalty and involvement levels:

a.               New MEO services

In 2010, MEO continued to innovate to change the paradigm of TV usage, by developing new services and empowering customers in an increasingly interactive experience.

To this end, there was a continued focus on the development of non-linear content, mainly through the development of a wide set of widgets for MEO (e.g. Facebook, Picasa and Flickr) and the launch of an interactive television experience with channels like Canal Q and Secret Story, as well as applications with interactive dedicated content (e.g. Ídolos and the 2010 Football World Cup).

In addition, a worldwide pioneer solution was launched — “MEO Jogos” — an on-demand gaming offer with access to a wide range of high quality games for fibre customers (MEO and SAPO) at a reduced cost. This service is initially available on the PC (MS Windows and Mac), with an expected evolution towards a multi-platform solution, namely through the integration with MEO set-top boxes.

MEO Remote was also launched, a free application that allows customers to control MEO with their companion device (smartphone or tablet PC), effectively changing the way people interact with the TV-set and bringing the service one step closer to the end user.

MEO also launched in 2010 a free football application that enables users to access information regarding the Portuguese League, the Champions League and the Europa League, namely fixtures, results, standings, latest news, best scorers and squads.

Restart TV was also launched, a new MEO functionality that allows the viewing of programmes aired in the last three hours, even if they were not recorded in the MEO Box. It also enables the viewing of a live show from the start even if the TV-set was not previously tuned into that channel.

b.               Multi-platform services

One of the main pillars of Portugal Telecom’s offering strategy consists of multi-platform and convergent solutions. In 2010, another decisive step was taken towards the fulfilment of a true multi-platform seamless experience, through the launch of MEO Online, which extends the MEO television experience to any computer with broadband access.

Additionally, Music Box was launched, a multi-platform music service (for PC, mobile and TV) that enables instant and unlimited access to an online library with millions of titles and 10 free mp3 songs per month, available to TMN, SAPO and MEO customers.

c.               New mobile handsets and price plans

Portugal Telecom continues to develop a diversified product offering in the mobile market, having launched in 2010 the first self-branded mobile phones for both TMN and SAPO (TMN a1 and SAPO a5) using the Android operating system and the Samsung Blue Earth (solar rechargeable phone with the first ecological SIM card in the world). Simultaneously, the high end mobile phone offering was also widened with the introduction in TMN’s portfolio of the Samsung Galaxy S, the Samsung Omnia 7 with Windows 7 and the iPhone4. Additionally, in response to the growing market demand for tablet PCs, the Samsung Galaxy Tab was also launched.

Additionally, in order to address specific market segments, Portugal Telecom launched innovative price plans that better meet individual customer needs. Examples of new price plans are: “Moche” with no mandatory top-ups; “Unlimited”, a voice and data flat rate price plan; and the InternetPad price plans for Tablet PCs.

d.               B2B offering

IT/IS services/Cloud Computing Solutions

Portugal Telecom is at the forefront of advanced IT/IS solutions for business customers. The first Virtual Private Cloud project confirmed with Millennium BCP bank (with over 200 virtual machines) and the global outsourcing contract with Edifer (covering IT/IS and communications services) are some of the latest examples of the rollout of this strategy. As a result, the company received the ISO 20000 certification, a recognition of good practices in IT services management, namely in cloud computing, IT management, security management and data centre infrastructure.

Additionally, Portugal Telecom has recently established a partnership with Cisco towards the development of cloud computing solutions for the Portuguese market. This agreement covers new services such as Virtual Servers, Unified Communications and Virtual Desktop technology. Portugal Telecom’s know how and data centres along with the computational and network architecture of Cisco will enable the offering of a wide range of cloud computing services to Portuguese companies.

Sector-specific Solutions

Portugal Telecom has been developing a set of innovative projects in the Health sector, with a particular focus on accessibility and mobility, the reduction of waiting times, improved communications and higher quality of information, fostering the prevention of health complications and improvements in overall living standards, as well as efficiency gains for health providers. An example of this strategy is the launch of the first Portuguese PHR — Personal Health Record — “Meu SAPO Saúde” —, allowing people to register and control their health records online, to monitor health indicators and to manage their medical agenda, anytime anywhere.

On the other hand, Portugal Telecom has been investing in the Educational arena through the development of solutions that foster interactive environments and make the learning process more appealing and effective. For instance, PT Inovação has been investing in the development of technological solutions that support collaborative and self learning methods, while creating training solutions in 3D virtual environments. Another example is the Educational Management Portal developed for the Public Sector, a software platform that provides operational support for school management.

The Group also continued the ongoing effort to develop innovative solutions for the Public Sector, in a quest for system rationalisation and increased process effectiveness. One of the most important solutions developed in 2010 was the Public Building Information System (SIIE) for the Treasury and Finance State Department (DGTF), which allows for a better financial management of State-owned real estate.

Additionally, Portugal Telecom maintained its focus on the development of convergent offers for SMEs for specific sectors: “Office Box Cafés e Restaurantes” (for coffee shops and restaurants) and “Office Box Médicos e Clínicas” (for physicians and medical practices).

Machine-to-machine

Initial steps were taken towards a comprehensive M2M service offering, through the launch of a new fleet management service that enables vehicle tracking through the collection of geo-referencing information. This solution includes an optional innovative and exclusive service that allows fleet managers to extract indicators that enable the implementation of eco-driving measures.

2.              Technological Infra-structure

The development of increasingly innovative products and services which meet the real needs of customers must rely on the continuous investment in future-proof technological infrastructure.

a.               Network Infra-structure

Portugal Telecom continued to invest in its next generation fibre optics network, reaching over one million homes with FTTH in 2010, positioning Portugal in the European leading edge of fibre rollout.

In its mobile networks, Portugal Telecom has already connected 85% of TMN’s mobile sites with fibre optics and announced, in 2010, plans to connect the remaining sites and for theto rollout of a next generation LTE network. In fact, TMN was the first operator to conduct tests in real environment of this technology, in its facilities at PT Inovação in Aveiro (including a mobile remote lecture session, online games with high data processing, telemedicine in mobility and the first worldwide live TV broadcast via LTE).

On the other hand, with the goal of improving mobile coverage, particularly in indoor areas, the company has been investing in the deployment of femtocells, ensuring QoS improvements and a reduced traffic overload of the current mobile network.

b.               Data centers

Portugal Telecom launched the project for a new data centre, one of the largest in Europe, with over 45,000 m2 and an installation capacity of more than 50,000 servers. This investment will position Portugal Telecom as an international player in cloud computing services and respond to the growing demands of its customers, business customers, both in terms of storage and processing capacity for businesses, and in the development of new multimedia and info-communication services, fully leveraging the strong investment in its next generation fibre optics network.

The new data centre will have an energy efficiency level that will enable savings of 93,000 tons of CO2, through the reduction of 40% in energy consumption and the creation of a dedicated wind farm.

c.               Network optimisation measures

PT Inovação has developed several solutions that contribute to extract full potential from the current technological infrastructure of Portugal Telecom, such as:

•                  Network optimisation regarding service quality and inter-technology mobility;

•                  Development of authentication, security, identity and privacy solutions in next generation telecommunication networks;

•                  Cloud computing solutions regarding services (SaaS) and platforms (PaaS);

•                  Development of solutions around Content Delivery and interactivity for TV platforms.

3.              Operational Efficiency

Several structural projects were launched in order to improve the operational efficiency and effectiveness of the organisation as a whole. Some of these projects have already produced significant results during the course of 2010. Key initiatives include:

•                  SAP RMCA Project: Development of an integrated collection management process for all the companies of the PT Group;

•                  PT Cliente Project: Single selfcare portal that enables PT customers to access their product and service portfolio through an online convergent platform via multiple channels (Web, tablet PC, smartphone and TV-set);

•                  CRM Project: Single CRM solution for PT Portugal (PTC, PT Prime and TMN) that enables significant QoS improvements, increased operational efficiency in client interaction, higher degree of commercial focus and improvement of sales capabilities (cross-selling and client acquisition and retention) — project consolidated in the residential segment in 2010 with planned extension to the remaining customer segments;

•                  SIT-E Project: Evolution of the order entry software that supports B2B services to a new platform, with impact in terms of time-to-market of new products and services, revenue assurance and improvement of enterprise products and services records;

•                  Residential FOT-BOT Project: Improved efficiency in the resolution of fixed network breakdowns, through the consolidation of the organisational structure, processes and know-how, with an end-to-end perspective. The project enabled an increase in the fault resolution rate both at the technical front-office and back-office as well as a reduction in redo rates.

4.              Environmental Sustainability

Sustainability is one of the five strategic pillars of Portugal Telecom. Therefore, the planned innovation roadmap of the Group includes a set of innovative projects in the environmental sustainability arena. The fulfilment of these projects, together with initiatives in the social and economic sustainability areas, contributed to Portugal Telecom’s entrance in the Dow Jones Sustainability World Index (DJSI), which is a clear recognition of the Group as a global reference in sustainability issues. The following initiatives played a role in this achievement:

a. Adoption of free cooling systems: Reduction in energy consumption in small and medium-sized telecommunication centrals by using low energy consumption fans to inflate outside cold air, avoiding the usage of existing air conditioning machines for long periods of time;

b. Application of cold paint in technical cabinets: Use of paint made of ceramic particles to prevent the absorption of heat by sunlight exposure in outdoor multi-service cabinets, thus reducing the use of external sources of cooling and also the amount of faults caused by high temperatures;

c. Changes to lighting systems: Replacement of lamps equipped with T5 lightbulbs, with presence detection and automatic luminosity adjustment;

d. Water consumption control: Project for water consumption reduction in several stations through the installation of temporised systems and/or with flow regulation. This initiative enabled reductions in water consumption of around 70%;

e. LegacyToGreen (L2G) Project: IT project to migrate legacy systems to new virtual platforms, disconnecting obsolete equipment (with higher energy consumption rates) and replacing them with new hardware with higher efficiency levels.

C.            Exploratory innovation

In a sector with an intense pace of technological evolution, exploratory innovation is critical to maintain high level of competitiveness and to secure market leadership in the long run. Portugal Telecom approach to exploratory innovation leverages not only internal expertise and market knowledge but also a wide network of strategic partnerships.

1.              Exploratory innovation driven by internal units

Within Portugal Telecom, exploratory projects are mainly carried out by PT Inovação, with a particular focus on optimising technological infrastructure, and SAPO, an internal software boutique oriented towards the development and integration of multiplatform applications.

a.               PT Inovação

During 2010, PT Inovação worked on several exploratory knowledge areas, particularly:

•                  Context Aware service platforms and applications supporting future IP Multimedia environments;

•                  Design of collaborative energy efficiency solutions in wireless networks with a particular focus on 3GPP LTE and femtocells;

•                  Evaluation of capacity and coverage gains resulting from the utilisation of radio spectrum in TV white spaces to implement 3GPP LTE;

•                  Design of a wireless broadband system and a common management system for radio resources in heterogeneous wireless network environments that leverage optical infrastructure to transport radio signal (RoF);

•                  Participation in Future Internet and in its architecture, new business models and virtualisation (IaaS).

Many of these projects were carried out under international collaboration programmes, which were mainly developed along these three lines:

•                  In the context of projects promoted by the European Union within the scope of its Framework Programmes ICT and CIP (e.g. Project Futon — Radio over Fibre — and Project ALICANTE — Multimedia Digital Contents);

•                  Involvement in the renewed EUREKA Celtic-Plus programme (e.g. elaboration of the proposal for the GreenT Project — Green Terminals for Next Generation Wireless Systems);

•                  Involvement in EURESCOM’s strategic studies in telecommunications programme (e.g. Project PR1957 — Open API for M2M applications — and Project PR2051 — Cloud Computing).

In what concerns intellectual property, PT Inovação filed four provisional patent requests and converted another two provisional requests in permanent requests (one of which was an international patent request):

•                  Provisional patent requests:

•                  “Managing Link Layer Resources for Media Independent Handover”, co-developed with the Aegean University and the National Centre for Scientific Research “Demokritos”;

•                  “Sistema de informação para atendimento ao público”, co-developed with UTAD;

•                  “Concentrator for networked sensors and remote meters, supporting diverse network access technologies with automatic fallback strategies, and sensor access security support”;

•                  “Componente óptico reflectivo integrado num terminal de fibra óptica”.

•                  Conversion of provisional into permanent patent requests:

•                  “Método e Mecanismo para Controlo e Mitigação do Efeito Transitório em Amplificadores Ópticos de Raman com Reflexão das Bombas”, co-developed with Universidade de Aveiro;

•                  “Context-aware MBMS coverage control”, also filed as an international patent (PCT).

b.               SAPO

SAPO assumes a role of constant search for innovative and creative solutions, playing an important part in the extension of this philosophy across the entire organisation. Currently, SAPO employs over 200 people in the development of R&D activities.

The main areas of investigation pursued by SAPO are centred around the development of multiplatform apps, the creation of web content, the generation of online communities, the improvement of user interfaces and the development of online advertising platforms.

The Group’s exploratory innovation projects have been recognised and supported by both national and international funding programmes, thus reducing the risk associated with investments which, by nature, entail uncertain returns. In this context, in 2010, several projects were funded though programmes such as QREN and FP7 (European Commission), in investigation areas such as health, next generation networks, mobile payments and digital content.

2.              R&D Ecosystem of Partnerships

The establishment of strategic partnerships for innovation with companies and institutions that are highly recognised at an international level is crucial to build an enlarged and dynamic ecosystem of exploratory innovation. This guarantees access to cutting-edge solutions and ensures shorter time-to-market. These partnerships can be grouped into: (a) technological partnerships; (b) strategic partnerships; (c) partnerships with universities, and (d) partnerships with research institutions.

a.               Technological Partnerships

Portugal Telecom has maintained agreements with leading-edge international suppliers, such as Corning, Cisco, and Huawei, in order to provide its customers with access to next generation services based on fibre optics. These partnerships are not limited to supplier relationships, also covering joint development of solutions adapted to the Portuguese market. In 2010, Portugal Telecom has also maintained key partnerships with equipment vendors such as Samsung, LG and ZTE, for the joint development of customised products for the Portuguese market.

b.               Strategic partnerships

Portugal Telecom seeks to establish strategic partnerships with other telecommunications operators to share best practices and collaborate in innovation projects. This philosophy is illustrated by the recent collaboration agreement established with Singtel, the leading operator in Singapore. The objective of this partnership is the sharing of benchmarks and operational and commercial best practices in pay-TV services based on fibre optics and IPTV, and the development of innovative applications for fixed and mobile high speed networks.

c.               Partnerships with Universities

Portugal Telecom partners with several international and national universities in the development of projects with an exploratory nature. For instance, in 2010, under the Carnegie Mellon Programme, three research projects where launched with Portugal Telecom acting as an industrial partner:

•                  SENODs — Cyber-Physical Systems Technologies for Energy-Optimised Data Centres — with the aim of developing a set of tools based on cyber-physical technologies that address the challenges of energetic and IT efficiency, created by next generation data centres, such as the one PT is currently building;

•                  TRONE — Trustworthy and Resilient Operations in a Network Environment — which aims to develop operational frameworks that enhance security and fault tolerance in the cloud computing solutions Portugal Telecom is developing;

•                  NeTS — Next Generation Network Operations and Management — with the aim of developing a new operational framework to integrate PULSO platform, which will allow real time gathering of failure root-causes that may arise in the Group’s IP services and networks (with special focus to IPTV services).

Additionally, Portugal Telecom has collaborated in the orientation of several masters theses (about 10 projects) — namely in the development of a prototype for a “low-cost” tool for the analysis of social networks for telecommunications operators, developed by the group of students of the MSE (Master of

Software Engineering) — and maintained efforts to promote advanced training and talent development of employees, by supporting another thirteen Professional Masters students and one PhD student.

Within the cooperation established with national universities, Portugal Telecom has been gradually involving all major universities (Aveiro, Oporto — FEUP, Coimbra, Minho, Trás-os-Montes e Alto Douro, Beira Interior, Lisbon — IST and Faculdade de Ciências). In this context, the following initiatives stand out:

•                  Web Technologies applied to educational contexts — materialised in SAPO CAMPUS — a tool that converges new Web 2.0 services (blogs, videos, photos, wiki, messenger, widgets) with PLE — Personal Learning Environment — concepts;

•                  VERBATIM Project — natural language processing through the development of advanced artificial intelligence systems in textual pattern recognition;

•                  SYLVESTER Project — development of a social trend analyser using social networking tools (such as Twitter and Facebook), to provide automated analysis of feelings, improving accuracy of content recommendation models in social networks;

•                  MIR Project — graphical advanced processing through advanced Artificial Intelligent systems in image and video pattern recognition;

•                  REACTION Project — computational journalism with recovery, extraction and information aggregation mechanisms for news management;

•                  iNeighbour Project — social networks applied to the consumption context of senior people, based on new MEO technological solutions - Presentation Framework;

•                  SEDUCE Project — sociological studies in the design of TV apps;

•                  LTE integration in future network architecture in a mobility perspective — investigation of an LTE network architecture for integration in current and future networks, in a perspective of mobility support;

•                  MultiPass — transposition of digital identity management technology to the domain of real applications, transforming mobile equipment in true digital wallets or passes that allow access to a set of integrated services;

•                  PELE — Intelligent Personal Learning Environment  - techniques and methodologies of gathering and extracting information based on the development of a prototype that applies these techniques in a personal learning environment;

•                  inTACT — demonstration of new interaction paradigms, from tactile methods based on gestures (mainly multi-touch) to natural/spacial or tangible immersive interfaces;

•                  A Cloud Oriented Approach for People-Provided Services —  development and experimentation of a cloud computing scenario (IaaS and SaaS) that addresses the operator needs in terms of resilience, load balancing, security and fault-tolerance.

d.               R&D Partnerships

Portugal Telecom has also established protocols with several research institutions, such as INESC and IT.

The participation in INESC aims to stimulate university projects with potential impact in Portugal Telecom’s business, including SAPO Labs.  In the field of Context Aware services and applications that support future IP Multimedia environments, as well as in the development of algorithms for the optimisation and security of high-speed networks, PT Inovação has also been collaborating with INESC (Porto and Coimbra).

Additionally, PT Inovação is a co-founder of Instituto de Telecomunicações, having an active role in its management in Aveiro, where it maintains a resident research group in Portugal Telecom’s interest areas (e.g. joint project to allow speeds of 10Gbps).

3.              Innovation in international operations

Portugal Telecom is a global operator and, as such, seeks to spread the Group’s innovation culture to all the countries where it has a presence.

PT Inovação has been an important driver of this strategy, having established innovation centres in Brazil and in several African countries. Currently, around half of its revenues already stem from markets outside Europe (23% from Latin America, 18% from Africa and 5% from Asia).

Additionally, Portugal Telecom has invested heavily in innovation in its international subsidiaries. The following initiatives should be highlighted:

•                  Unitel (Angola): development and launch of mobile data offers and innovative services, expansion and improvements to 2G and 3G networks and deployment of a fibre optics backbone in Luanda and the provinces;

•                  MTC (Namibia): launch of innovative services such as Aweh Aweh (with weekly top-ups and better terms for customers) and the Netman internet service (with a speed of 7.2 mbps). Additionally, a significant investment was made in the upgrade of the 2G and 3G networks (with single RAN technology), as well as in the deployment of backbone;

•                  CVT (Cape Verde): launch of innovative services such as CVT Negócios (targeting the business segment) and residencial and business bundled offers (with laptops, ADSL, mobile broadband and TV), as well as investment in new communications technologies (e.g. deployment of a modern fibre optics network). Additionally, a significant IS upgrade was performed through a more versatile and robust BSS/OSS solution;

•                  CST (São Tomé and Príncipe): investment in network capacity to cope with a strong growth in the customer base and development of clean energy supply solution to remote base stations (solar and wind power);

•                  CTM (Macao): development of data offering, investment in expansion and improvement of 2G and 3G networks and deployment of fibre optics (FTTH) connections for key corporate customers;

•                  TT (East Timor): improvements to service offering (pre and post-paid 3G mobile broadband; bundle with PC, 3G connection and initial balance; mobile internet; and Sapo.tl Portal) and in infrastructure development, such as the expansion of the 2G and 3G networks and the deployment of a fibre optics network in Dili. Additionally, a solar energy supply project for base stations was launched.

05  Financial Review

Consolidated income statement

Consolidated income statement (1)	Euro million

	4Q10	4Q09	y.o.y	2010	2009	y.o.y
Operating revenues	949.7	961.3	(1.2)%	3,742.3	3,733.4	0.2%
Wireline (2)	476.3	501.4	(5.0)%	1,929.0	1,947.8	(1.0)%
Mobile • TMN (2)	342.1	382.8	(10.6)%	1,387.5	1,517.8	(8.6)%
Other and eliminations	131.3	77.0	70.4%	425.8	267.8	59.0%
Operating costs, excluding PRBs and D&A	587.2	581.4	1.0%	2,250.6	2,176.5	3.4%
Wages and salaries	166.5	137.9	20.8%	637.1	546.7	16.5%
Direct costs	134.8	137.8	(2.2)%	547.6	522.4	4.8%
Commercial costs	120.8	115.8	4.3%	392.9	422.9	(7.1)%
Other operating costs	165.2	190.0	(13.1)%	672.9	684.6	(1.7)%
EBITDA (3)	362.5	379.9	(4.6)%	1,491.7	1,556.9	(4.2)%
Post retirement benefits	(15.3)	22.4	n.m.	38.2	89.6	(57.4)%
Depreciation and amortisation	209.3	225.2	(7.0)%	758.6	716.9	5.8%
Income from operations (4)	168.4	132.3	27.3%	694.9	750.4	(7.4)%
Other expenses (income)	160.1	29.8	n.m.	281.2	58.5	n.m.
Curtailment costs, net	134.7	10.7	n.m.	145.5	14.8	n.m.
Net losses (gains) on disposal of fixed assets	(4.6)	(1.1)	n.m.	(5.5)	(2.0)	183.4%
Net other costs (gains)	30.0	20.1	49.1%	141.2	45.6	209.6%
Income before financ. & inc. taxes	8.4	102.6	(91.8)%	413.8	691.9	(40.2)%
Financial expenses (income)	(64.1)	(223.2)	(71.3)%	81.6	(200.7)	n.m.
Net interest expenses	9.5	63.3	(85.0)%	185.0	227.5	(18.7)%
Equity in earnings of affiliates, net	(76.3)	(297.7)	(74.4)%	(141.7)	(456.0)	(68.9)%
Net other financial losses (gains)	2.8	11.3	(75.3)%	38.3	27.9	37.3%
Income before income taxes	72.4	325.7	(77.8)%	332.2	892.6	(62.8)%
Provision for income taxes	(13.4)	(21.5)	(37.6)%	(77.5)	(185.9)	(58.3)%
Income from continued operations	59.0	304.2	(80.6)%	254.6	706.7	(64.0)%
Income from discontinued operations	14.0	38.0	(63.3)%	5,565.4	82.5	n.m.
Income before non-controlling interests	73.0	342.3	(78.7)%	5,820.1	789.2	n.m.
Losses (income) attributable to non-controlling interests	(18.5)	(30.2)	(38.6)%	(147.9)	(104.5)	41.6%
Consolidated net income (5)	54.5	312.1	(82.5)%	5,672.2	684.7	n.m.

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation and to reflect the adoption of IFRIC 12. (2) Wireline and mobile operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN, this impact amounted to Euro 12 million in 2010. Wireline revenues include the impact of the change in the recognition of contract penalties as from 3Q09. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains). (5) In 2010, net income includes one-off items related to the capital gain obtained with the disposal of Brasilcel, the accumulated currency translation adjustments that were recognised in net income on the date of disposal, adjustments to the book value of certain assets, provisions for contingencies and other non-recorring costs. In 4Q09, net income includes the capital gain related to the sale of Médi Télécom.

Consolidated operating revenues

In 2010, consolidated operating revenues increased by 0.2% y.o.y to Euro 3,742 million, as a result of revenue growth in international operations, namely MTC in Namibia, Timor Telecom and Dedic / GPTI. Lower MTRs impacted negatively revenue growth of wireline and TMN by 0.4pp y.o.y in 2010.

In 2010, revenues from Portuguese operations decreased by 3.6% y.o.y (Euro 120 million). The revenue performance of Portuguese operations was negatively impacted by: (1) lower equipment sales (Euro 25 million); (2) lower MTRs (Euro 13 million); (3) the change in the recognition of contract penalties in wireline; (4) lower revenues from the directories business (Euro 14 million) and (5) lower customer revenues at TMN (Euro 74 million). The performance of customer revenues reflected challenging economic conditions coupled with increasing competition in the youth segment and lower roaming-out revenues (Euro 5 million), which declined as result of regulated tariff cuts.

Wireline operating revenues decreased only by 1.0% y.o.y, from Euro 1,948 million to Euro 1,929 million. This performance was impacted by: (1) the continued decrease of directories business (Euro 14 million); (2) lower corporate and data revenues (Euro 13 million), due to challenging economic conditions, as well as a reduction in some structural projects; (3) the change in the recognition of contract penalties, and (3) lower wholesale revenues (Euro 4 million), affected by the Euro 7 million reduction in ULL and DSL wholesale revenues, which more than offset the significant increase in pay-TV and retail broadband revenues. In 4Q10, retail revenues grew by 0.2% y.o.y, on the back of the continued strong performance of the Meo triple-play offer (voice, data and pay-TV), which is underpinning solid trends in fixed telephone lines and growth of fixed broadband. In 2010, retail revenues decreased by 0.2% y.o.y from Euro 971 million to Euro 969 million, but adjusting for the change in the recognition of contract penalties, wireline retail revenues would have grown by 0.6% y.o.y.

In 2010, the wireline business continued to benefit from a relentless effort to transform PT’s residential segment from a legacy telecom business model to triple play offering, which is more competitive and more resilient to adverse economic conditions. Total wireline retail accesses, or retail revenue generating units (RGUs), stood at 4,527 thousand, with pay-TV and broadband accesses already accounting for more than 40% of total retail accesses. Retail net additions reached 337 thousand in 2010, up by 3.7% y.o.y, driven by the success of PT’s pay-TV and triple-play offers, which are contributing to steady and consecutive gains in broadband market share and record reduction in fixed telephone line net disconnections. This solid performance was also underpinned by the investment in the coverage of one million households with FTTH that was carried throughout 2009 and 2010 and that is increasingly gaining commercial traction as households become available for commercial sales. As a result, fibre customers reached 126 thousand as at the end of 2010, representing a 13.8% penetration on total households passed at year-end and 20.7% of the average households available for commercial sales during 2010. Recently, PT received an Innovation Award by the FTTH Council for the planning and deployment of its fibre network, which reccognises PT’s execution and engineering excellence and the company’s ability to work successfully with its technological partners.

It is worth highlighting that in 4Q10, PT had net connections of fixed telephone lines were positive (1 thousand customers) for the first time in the last seven years, notwithstanding 7 thousand net disconnections of carrier pre-selection lines. Fixed broadband retail customers increased by 16.1% y.o.y in 2010, surpassing the one million threshold. Broadband retail net additions reached 139 thousand in 2010, in line with the improved trend posted during 2009. As a result, according to the 3Q10 report issued by ANACOM, the Portuguese telecom regulator, PT has been increasing its fixed broadband market share in the past ten consecutive quarters. As refered to above, the solid performance of Meo double-play and triple-play offers contributed decisively to mitigate fixed telephone line net disconnections, which stood at 51 thousand in 2010 compared to 96 thousand in 2009 and 173 thousand in 2008. Moreover, net disconnections of traffic generating lines stood at only 12 thousand in 2010, compared to 56 thousand in 2009, an improvement of almost 80% y.o.y, and to 110 thousand in 2008. In 4Q10, traffic generating lines increased by 8 thousand, thus confirming the success of Meo as the key driver for the turnaround in fixed telephone lines. This strong performance was particularly noteworthy in the residential segment, which saw positive fixed telephone line net additions of 11 thousand in 2010 and 10 thousand in 4Q10. PT’s Meo offer continues to benefit from strong demand having reached an estimated market share of 30%. Pay-TV net additions reached 249 thousand in 2010 and total pay-TV customers stood at

830 thousand, equivalent to 82.9% penetration of the fixed broadband retail customer base, up by 15.5pp y.o.y. Retail RGU per access increased by 10.1% y.o.y in 2010 to 1.68.

In 2010, TMN’s operating revenues decreased by Euro 130 million (-8.6% y.o.y) to Euro 1,387 million, mainly due to: (1) lower customer revenues (Euro 74 million) against a backdrop of increased penetration of tribal plans (flat-fee prepaid tariff plans offering unlimited voice and sms traffic for customers using the same tariff plan) especially in the youth segment and lower roaming-out revenues (Euro 5 million) mainly due to regulated tariff cuts; (2) lower equipment sales (Euro 32 million), and (3) lower interconnection revenues (Euro 19 million), partially as a result of the negative impact of lower MTRs (Euro 12 million). Notwithstanding the economic environment and the significant growth in fixed broadband on the back of the triple-play bundles, data revenues declined only by 0.9% y.o.y and contributed 24.6% to service revenues (+1.5pp y.o.y).

Other revenues, including intra-group eliminations, increased by 59.0% y.o.y in 2010 to Euro 426 million. This performance was mainly due to: (1) the increase of 30.3% and 20.1% y.o.y at Timor Telecom and MTC, respectively; (2) the improving business trends of PT’s Brazilian BPO business, Dedic, and (3) the consolidation of GPTI, an IT / IS company acquired by Dedic, as from 1 March 2010.

Consolidated Operating Costs (excluding post retirement benefit costs and depreciation and amortization)

Consolidated operating costs excluding depreciation and amortization costs and post retirement benefits, increased by 3.4% y.o.y to Euro 2,251 million in 2010, as compared to Euro 2,177 million in 2009, primarily explained by increases at: (1) the wireline business (Euro 36 million), reflecting primarily higher programming costs, related to the roll-out of the pay-TV service; (2) Portugal Telecom’s call centre operation in Brasil, and (3) GPTI, which was consolidated as from 1 March 2010. These effects were partially offset by a reduction at TMN (Euro 94 million), primarily as a result of strict cost control and strong focus on the profitability of operations against a backdrop of an adverse economic environment.

Wages and salaries increased by 16.5% y.o.y in 2010 to Euro 637 million, primarily explained by higher contributions from: (1) Dedic, our call centre operation in Brazil, mainly due to the investments made in 2010 for the expansion of this business and also the impact of the appreciation of the Brazilian Real (Euro 23 million); and (2) GPTI, which was consolidated as from 1 March 2010. Wages and salaries accounted for 17.0% of consolidated operating revenues.

Direct costs increased by 4.8% y.o.y to Euro 548 million in 2010 and accounted for 14.6% of consolidated operating revenues. This growth is primarily explained by an increase at the wireline business (Euro 29 million), with the growth in programming costs, resulting from the continued growth in pay-TV customers, strengthened content offering and higher uptake of premium and VOD services, being partially offset by a reduction in interconnection costs, mainly due to lower MTRs and lower costs related to the directories business, as a result of the decline in this business. The growth in the wireline business was partially offset by a reduction at TMN, reflecting lower MTRs and a higher proportion of on-net traffic.

Commercial costs decreased by 7.1% y.o.y to Euro 393 million in 2010 and accounted for 10.5% of consolidated operating revenues. This reduction was primarily explained by a decrease at TMN (Euro 47 million), reflecting lower sales and the continued focus on increasing the number of exclusive handsets and reducing the breadth of

TMN’s handset portfolio. This effect was partially offset by a higher contribution from the wireline business (Euro 9 million), reflecting the growth in the pay-TV service.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, decreased by 1.7% y.o.y (Euro 12 million) to Euro 673 million in 2010. This decrease is basically explained by a lower contribution from TMN, mainly due to lower maintenance and repairs, which result from an integrated and more efficient management of fixed and mobile networks, and lower external supplies, which reflect the strict operational and cost discipline. These effects were partially offset by (1) the impact of the consolidation of GPTI as from 1 March 2010 (Euro 16 million) and (2) an increase in costs from our call centre operation in Brazil, primarily related to rental costs, in connection with the construction of new sites concluded in 2010, and also the impact of the appreciation of the Brazilian Real.

EBITDA

EBITDA decreased by 4.2% y.o.y in 2010 to Euro 1,492 million, equivalent to a margin of 39.9%. EBITDA performance in the period was impacted by the Portuguese businesses, as a result of: (1) revenue decline at TMN and notwithstanding an 11.2% y.o.y reduction in operating costs excluding D&A, and (2) the decline in wireline, although improving when compared to 2009, due to continued investment in the roll-out of triple-play offers and customer’s acquisition. This performance has more than offset growth of fully consolidated international assets.

Wireline EBITDA amounted to Euro 745 million in 2010, equivalent to a 38.6% margin. EBITDA margin continued to be driven primarily by the investment in the pay-TV business as programming costs, customer acquisition and support service costs were significantly impacted by the roll-out of the triple play offers. In 4Q10, wireline EBITDA amounted to Euro 185 million, equivalent to a margin of 38.8%, down by 0.1pp y.o.y, showing an important sequential improvement when compared to recent quarters, notwithstanding the continued investment in the roll-out of triple-play offers as referred to above, as a result of cost control and efficiency improvements. The improvement in EBITDA trend was achieved on the back of a streamlined cost structure resulting from fixed-mobile convergence and restructuring of the domestic business alongside customers segments.

EBITDA by business segment (1) (2)					Euro million

	4Q10	4Q09	y.o.y	2010	2009	y.o.y
Wireline	184.8	195.2	(5.3)%	745.2	799.6	(6.8)%
Mobile • TMN	149.6	166.7	(10.3)%	638.1	674.1	(5.3)%
Other and eliminations	28.0	17.9	56.4%	108.4	83.1	30.4%
EBITDA	362.5	379.9	(4.6)%	1,491.7	1,556.9	(4.2)%
EBITDA margin (%)	38.2	39.5	(1.4pp )	39.9	41.7	(1.8pp )

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation and to reflect the adoption of IFRIC 12. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

Notwithstanding the 11.2% y.o.y reduction in operating costs excluding D&A, which underlines a clear efficiency improvement on the back of fixed-mobile integration and cost discipline. TMN’s EBITDA decreased by 5.3% y.o.y to Euro 638 million in 2010. This performance was driven by lower customer and interconnection revenues as referred to above, which have a high operating leverage. As a result of the cost cutting efforts, EBITDA margin expanded 1.6pp compared to 2009.

Other EBITDA increased by 30.4% y.o.y to Euro 108 million in 2010 as a result of: (1) the 35.8% and 19.8% y.o.y growth in Timor Telecom and MTC, respectively; (2) the improved trends at Dedic, and (3) the consolidation of GPTI as from 1 March 2010. These effects more than offset the EBITDA contraction at CVT in Cape Verde, primarily due to weaker economic conditions and adverse regulation.

Net Income

Post retirement benefit costs decreased by Euro 51 million to Euro 38 million in 2010, compared to Euro 90 million in 2009. This decline is primarily explained by a prior year service gain booked in 2010, amounting to Euro 31 million, and related to changes introduced in the pension formula by Law 3-B/2010. Adjusting for this effect, post retirement benefit costs would have decreased by Euro 20 million, primarily due to: (1) the reduction of Euro 105 million in post retirement liabilities that occurred during 2009; (2) the increase in fair value of plan assets occurred in 2009, from Euro 2,132 million to Euro 2,370 million, as a result of the performance of the plan assets and contributions to the pension funds, and (3) the reduction of the discount rate from 5.75% to 5.50%.

Depreciation and amortisation costs increased by 5.8% y.o.y to Euro 759 million, reflecting mainly a higher contribution from the wireline business, as a result of the investments in the rollout of pay-TV service, and the accelerated depreciation of certain GSM network equipments at TMN, following the decision to roll-out a swap of TMN’s 2G network for new equipments already 4G enabled.

Curtailment costs amounted to Euro 146 million in 2010 compared to Euro 15 million in 2009 reflecting PT’s cost discipline and efficiency improvements due to reengineering of processes and reorganisation of the company along customer segments and notwithstanding the significant growth in pay-TV and fixed broadband customers and the solid turnaround of the fixed line trends following the continued success of Meo.

Net other costs amounted to Euro 141 million in 2010, primarily as a result of: (1) the recognition of provisions and adjustments in order to reflect the recoverable amount of certain assets and estimated losses with certain legal actions, and (2) expenses incurred related to the Oi acquisition.

Net interest expenses decreased to Euro 185 million in 2010 from Euro 227 million in 2009, mainly as a result of the decrease in the average net debt, following the first instalment received from Telefónica in September 2010 (Euro 4,500 million), related to their acquisition of PT’s 50% stake in Brasilcel. This effect was slightly offset by an increase in the average cost of debt, which was 4.4% in 2010 and 4.3% in 2009.

Equity in earnings of affiliates in 2010 amounted to Euro 142 million compared to Euro 456 million in 2009, with the decline being explained mainly by: (1) non-recurring losses on investments in associate companies in 2010, totalling Euro 36 million, to adjust its carrying value to the corresponding estimated recoverable amounts; (2) the capital gain, amounting to Euro 267 million, obtained with the disposal of Médi Télécom in 4Q09 and PT’s share in the earnings of this associated company until its the disposal, and (3) the impact of the devaluation of the Kwanza against the Euro. Adjusting for these effects, equity in earnings of affiliates would have amounted to Euro 192 million in 2010 and Euro 178 million in 2009, as a result of increased earnings of Unitel, in local currency, and UOL. On 29 December 2010, PT reached an agreement for the sale of its stake in UOL (28.78% of UOL’s share capital) for a consideration of R$ 356 million. The transaction was closed on 27 January 2011.

Net other financial losses, which include net foreign currency losses, net gains on financial assets and net other financial expenses, amounted to Euro 38 million in 2010 compared to Euro 28 million in 2009. Net foreign currency losses amounted to Euro 7 million in 2010 (Euro 0.2 million in 2009), primarily as a result of the impact of the depreciation of the US Dollar against the Euro, during 2H10, on dividends attributed by Unitel in June 2010. Net gains on financial assets amounted to Euro 2 million in 2010, which compares to Euro 8 million in 2009, resulting primarily from the impact of the appreciation of the US Dollar against the Euro on a Euro/Dollar free-standing cross currency derivative, which was settled in April 2009. Other financial expenses, which include banking services and other financing costs, amounted to Euro 33 million in 2010 compared to Euro 36 million in 2009.

Provision for income taxes decreased to Euro 78 million in 2010 from Euro 186 million in 2009, corresponding to an effective tax rate of 23.3% and 20.8%, respectively. In 2010, this caption includes a gain of Euro 59 million related to a corporate restructuring of Africatel businesses that resulted in lower taxable profits. Adjusting for this effect, the non-taxable gain related to the disposal of Médi Télécom ( Euro 267 million booked in 4Q09), non-recurring losses recognised in 2010 without fiscal impact and higher interest expenses non-deductible for tax purposes, provision for income taxes would have amounted to Euro 137 million in 2010, corresponding to an effective tax rate of 28.8%, compared to 26.6% in 2009. This increase in the effective tax rate is primarily explained by a higher statutory tax rate in Portugal.

Income from discontinued operations includes primarily the gain, net of related expenses, obtained with the disposal of the investment in Vivo, which was concluded on 27 September 2010, and Vivo’s earnings before minority interests up to that date.

Income attributable to non-controlling interests increased by Euro 43 million to Euro 148 million in 2010, reflecting higher non-controlling interests from the Africatel businesses (Euro 22 million) and Vivo (Euro 19 million). The increase in non-controlling interests from Vivo was related to the improvement in its earnings and the appreciation of the Brazilian Real. The increase in non-controlling interests from Africatel is primarily explained by: (1) the share of non-controlling interests in the tax gain, amounting to Euro 59 million, booked in 2010, as referred to above, and (2) an accounting gain booked under this caption in 2009, also resulting from a corporate restructuring of the African businesses.

Net income increased to Euro 5,672 million, compared to Euro 685 million in 2009, reflecting primarily the increase in the income from discontinued operations following the gain obtained from the Vivo transaction in 3Q10. This effect was partially offset by: (1) higher non-recurring expenses and curtailment costs; (2) lower gains from affiliated companies, primarily as a result of the gain obtained with the disposal of Médi Télécom, and (3) higher minority interests.

Shareholder remuneration

In 2010 PT paid an ordinary dividend of Euro 0.575 per share related to 2009 fiscal year and, as an advance over 2010 profits, an initial instalment amounting to Euro 1.00 per share related to the exceptional dividend of Euro 1.65 per share that was announced following the sale of Vivo. As part of this remuneration package, PT will pay in 2011, subject to approval at the Annual Shareholder’s Meeting, the second instalment of the expectional dividend (Euro 0.65 per share) and an ordinary dividend of Euro 0.65 per share related to fiscal year 2010.

The remuneration package proposal also comprises: (1) an ordinary cash dividend of Euro 0.65 per share for the fiscal year ending 31 December 2011, an increase of 13% compared to the initial commitment by the Company of Euro 0.575 for the same period, which is also subject to Annual Shareholders’ Meeting approval, and (2) a proposal by the Board of Directors that PT adopts a progressive dividend policy with the objective of raising the dividend per share every year between 3% and 5% for the period between fiscal years 2012 and 2014. Furthermore, for the fiscal year 2011 onwards, the Board of Directors also has the intention to approve the payment of an interim ordinary dividend based on the financial performance of the Company, in order to allow for a smoother cash return to its shareholders throughout the year.

The exceptional cash dividend and the remuneration package proposal are subject to market conditions, PT’s financial condition, applicable law regarding the distribution of net income, including additional shareholder approvals, as applicable, and other factors considered relevant by the Board at the time.

Upon approval of the remuneration package at the next Annual Shareholders’ Meeting, PT will reinforce further its commitment to continue to deliver best in class returns and free cash flow payout to its shareholders, while retaining a solid balance sheet and financial flexibility to continue investing in its core markets, new products and services and maintaining its long term strategic competitive position.

Capex

Capex decreased by 5.9% y.o.y in 2010 to Euro 798 million, equivalent to 21.3% of revenues (-1.4pp y.o.y). Capex was directed towards investments in: (1) FTTH, a future proof technology that is clearly enhancing PT’s competitive position in urban areas; (2) 3G and 3.5G networks both in terms of coverage and capacity, and (3) new services, namely pay-TV.

Capex by business segment (1) (2)					Euro million

	4Q10	4Q09	y.o.y	2010	2009	y.o.y
Wireline	205.1	207.4	(1.1)%	524.1	565.4	(7.3)%
Mobile • TMN	49.0	73.9	(33.7)%	133.1	180.1	(26.1)%
Other	50.8	46.1	10.1%	141.2	102.6	37.6%
Total capex	304.9	327.5	(6.9)%	798.4	848.1	(5.9)%
Capex as % of revenues (%)	32.1	34.1	(2.0pp )	21.3	22.7	(1.4pp )

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation. (2) Excludes the acquisition of real estate from the pension funds in 4Q10 (Euro 236 million) and additional commitments under the terms of the UMTS licence in 1Q09 (Euro 11.5 million).

Wireline capex decreased by 7.3% y.o.y from Euro 565 million in 2009 to Euro 524 million in 2010 reflecting: (1) lower infrastructure-related capex following the significant efforts in the FTTH coverage undertaken in 2009; (2) lower investment in legacy infrastructure, following the FTTH rollout, and (3) lower customer-related capex notwithstanding the continued growth in pay-TV services. Wireline capex also reflected synergies from fixed-mobile integration. Capex at wireline represented 27.2% of revenues, down by 1.9pp when compared to 2009. In 2011, PT will strengthen further the value proposition to its customers by extending FTTH coverage to an additional 600 thousand households.

TMN’s capex decreased by 26.1% y.o.y to Euro 133 million in 2010, equivalent to 9.6% of revenues. The decrease in TMN’s capex is primarily explained by the decision to focus on cash flow generation and synergies from fixed-mobile integration. Capex continued to be directed primarily towards expanding network capacity and coverage, namely in the urban areas and main roads. In 2010, the majority of network capex was directed towards 3G and 3.5G networks. PT reinforces the objective of further strengthening its mobile data capabilities by leveraging the existing FTTH deployment to boost its mobile network quality, which at the end of 2011 is expected to have 80% of fibre based sites with Ethernet mobile backhauling.

In 2010, other capex increased to Euro 141 million, compared to Euro 103 million in 2009, as a result of investments in African operations, namely MTC and CVT, and in the expansion of Dedic’s business, including the construction of new call centre sites.

Cash Flow

Operating cash flow stood at Euro 406 million in 2010 as compared to Euro 683 million in 2009, mainly due to a significant increase in working capital investment. This performance of working capital is primarily explained by: (1) the decision to implement a one off reduction in the payment cycle to certain suppliers following the cash inflow from Vivo’s transaction, which will result in better future commercial conditions; (2) one off cash receipts of accounts receivable from previous years in connection with e-escolas programme in 2009, and (3) the working capital investment from GPTI, which was consolidated as from 1 March 2010.

Free cash flow (1)	Euro million

	4Q10	4Q09	y.o.y	2010	2009	y.o.y
EBITDA minus Capex	57.6	52.4	9.9%	693.3	708.8	(2.2)%
Non-cash items	3.8	14.5	(73.5)%	35.0	30.5	14.6%
Change in working capital	(66.2)	113.4	n.m.	(322.6)	(56.7)	n.m.
Operating cash flow	(4.8)	180.3	n.m.	405.6	682.5	(40.6)%
Interests	(46.6)	(17.0)	174.1%	(227.7)	(203.7)	11.8%
Net payments and contributions related to PRBs	(5.5)	(60.1)	(90.8)%	25.9	(75.2)	n.m.
Paym. to pre-retired, suspended employees and other	(44.9)	(48.5)	(7.2)%	(161.1)	(175.9)	(8.4)%
Income taxes	(24.9)	(49.0)	(49.2)%	(62.5)	(139.6)	(55.2)%
Dividends received	0.4	102.7	(99.6)%	10.0	121.1	(91.7)%
Disposal of stake in Médi Télécom	0.0	380.0	n.m.	0.0	400.0	n.m.
Disposal of stake in Brasilcel	1,000.0	0.0	n.m.	5,500.0	0.0	n.m.
Share capital reductions at Brasilcel	0.0	73.3	n.m.	89.9	73.3	22.6%
Other cash movements	(40.0)	(4.5)	n.m.	5,405.3	(3.4)	n.m.
Free cash flow	833.7	557.4	49.6%	5,485.5	679.1	n.m.

(1)         2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation.

Free cash flow amounted to Euro 5,486 million in 2010 compared to Euro 679 million in 2009. Adjusting for the first and second instalments received from Telefónica in 2010 related to the Vivo transaction (Euro 5,461 million, net of related expenses) and for the proceeds received in 2009 related to the disposal of the investment in Médi Télécom (Euro 400 million), free cash flow would have decreased from Euro 279 million to Euro 25 million, primarily due to: (1) increase in working capital investment (Euro 180 million in 4Q10), and (2) lower dividends receivable (Euro 111 million) as a result of a delay in the payment of dividends from Unitel related to fiscal year 2009. These effects were partially offset by: (1) lower payments of income taxes (Euro 77 million); (2) a reduction in contributions and payments related to post retirement benefits (Euro 101 million), reflecting the reimbursement of Euro 75 million received in 2010 related to the excessive funding of the healthcare post retirement benefit and lower cash contributions to the pension funds, and (3) lower payments of salaries to pre-retired and suspended employees (Euro 15 million).

Consolidated Net Debt

Consolidated net debt amounted to Euro 2,100 million as at 31 December 2010, compared to Euro 5,528 million as at 31 December 2009. The reduction of Euro 3,428 million was due to the free cash flow generated in the period (Euro 5,486 million) and the de-consolidation of Vivo’s contribution to PT’s net debt as at 31 December 2009 (Euro 699 million). These effects were partially offset by: (1) ordinary and exceptional dividends paid by PT,  totalling Euro 1,379 million, and dividends paid by PT’s subsidiaries, amounting to Euro 80 million; (2) the recognition of the outstanding payments to the Portuguese State, amounting to Euro 1,022 million, related to the transfer of certain unfunded pension obligations; (3) the acquisition of real estate assets from the pension funds (Euro 236 million), under the transfer of unfunded pension obligations to the Portuguese State, and (4) the consolidation of GPTI as from 1 March 2010, which had net debt of Euro 31 million.

Change in net debt	Euro million

	4Q10	4Q09	2010	2009
Net debt (initial balance as reported)	781.6	6,084.9	5,528.0	5,571.3
Less: Vivo’s net debt	0.0	701.7	699.0	664.9
Net debt (initial balance adjusted)	781.6	5,383.2	4,829.0	4,906.4
Less: free cash flow	833.7	557.4	5,485.5	679.1
Dividends paid by PT	875.9	0.0	1,379.5	503.6
Changes in consolidation perimeter	0.0	0.0	31.7	0.0
Commitments related to fixed assets	0.0	0.0	0.0	11.5
Acquisition of PT’s real estate assets	235.9	0.0	235.9	0.0
Recognition of the liabilities related to the transfer of the pension plans	1,021.7	0.0	1,021.7	0.0
Other (1)	18.4	3.1	87.5	86.5
Net debt (final balance)	2,099.8	4,829.0	2,099.8	4,829.0
Change in net debt	1,318.2	(554.2)	(2,729.2)	(77.4)
Change in net debt (%)	168.7%	(9.1)%	(49.4)%	(1.4)%

(1)   In 2010, this caption includes mainly Euro 80 million related to dividends paid by PT’s fully consolidated subsidiaries to minority shareholders (Euro 37 million in 2009). In 2009, this caption includes the settlement of an Euro-Dollar derivative, which resulted in a payment of Euro 38 million.

As at 31 December 2010, total consolidated gross debt amounted to Euro 7,206 million, of which 86.8% was medium and long-term and 91.0% was set at fixed rates. Following the disposal of Brasilcel, 100% of total debt was denominated in Euros as at 31 December 2010.

The amount of cash available in PT’s Portuguese operations plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 6,297 million at the end of December 2010, of which Euro 1,265 million was undrawn committed commercial paper and standby facilities. Following the signing of the definitive sales and purchase, subscription and shareholders agreements with Oi and its controlling shareholders, PT will be investing R$8.32 billion (approximately Euro 3.7 billion) in the acquisition of a minimum 22.38% direct and indirect economic stake in Oi, which will allow PT to proportionaly consolidate 25.6% of TmarPart. The integration of Dedic / GPTI in CTX will also allow PT to proportionaly consolidate 44.4% of CTX. Additionally, in 27 January 2011, PT issued a 5-year Eurobond amounting to Euro 600 million with a spread of 295bp over the mid swaps of similar maturity, equivalent to an annual coupon of 5.625%, thus increasing its liquidity position and the average maturity of its debt.

In 2010, PT’s average cost of debt stood at 4.4%, up from 4.3% in 2009. As at 31 December 2010 PT’s consolidated net debt, adjusted for the cash to be invested in Oi’s transaction and for the Euro 600 million bond issued in January 2011, had a maturity of 8.4 years. As at the end of 2010, the net debt to EBITDA ratio was 1.4x compared to 3.1x in 2009, while EBITDA cover stood at 8.1x in 2010 compared to 6.8x in 2009.

Post Retirement Benefits Obligations

On 2 December 2010, Portugal Telecom reached an agreement with the Portuguese State for the transfer to Caixa Geral de Aposentações of the pension liabilities that were guaranteed by PT Comunicações, relating to part of its active and former employees, and the respective pension funds incorporated to cover such liabilities. The transfer included the “Plano de Pensões do Pessoal da Portugal Telecom/CGA”, “Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi” and the liabilities associated with the survival benefit included in the “Plano de Pensões Marconi” (together the “Regulated Pension Plans”).

The present value of past liabilities associated to the Regulated Pension Plans, as of the date of transfer, amounted to Euro 2,804 million and was determined by an independent actuary using actuarial assumptions that comply with the recommendations of the 2005 report by “Tribunal de Contas” and best practices of similar transactions. The market value of the pension funds as of the delivery date amounted to Euro 1,782 million, which compares to Euro 1,800 million as at the announcement of the agreement for the pension transfer. Accordingly, the recognition of the amount related to the unfunded transferred liabilities amounted to Euro 1,022 million. Regarding the outstanding payments, Euro 100 million was amortised in December 2010,  Euro 18 million was amortised in January 2011, Euro 450 million will be paid in December 2011 and the remaining Euro 454 million will be paid in December 2012.

As of 31 December 2010 PT no longer sponsors any defined benefit pension plan, although it remains responsible for defined post retirement plans regarding pension complement and healthcare benefits. The projected post retirement benefits obligations (PBO) related to pensions and healthcare amounted to Euro 472 million and market value of assets under management amounted to Euro 448 million. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 924 million as at 31 December 2010 and these are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, gross unfunded total obligations amounted to Euro 949 million. After-tax unfunded obligations amounted to Euro 711 million. PT’s post retirement benefits plans for pension complements and healthcare are closed to new participants.

Post retirement benefits obligations	Euro million

	31 December 2010	31 December 2009
Pensions obligations	129.9	2,710.2
Healthcare obligations	342.5	335.3
PBO of pension and healthcare obligations	472.4	3,045.5
Market value of funds (1)	(448.1)	(2,369.5)
Unfunded pensions and healthcare obligations	24.2	675.9
Salaries to suspended and pre-retired employees	924.3	791.4
Total gross unfunded obligation	948.6	1,467.4
After-tax unfunded obligations	711.4	1,078.5
Unrecognised prior years service gains	18.3	23.4
Accrued post retirement benefits	966.9	1,490.8

(1)   The reduction in the market value of funds resulted mainly from the pension funds transferred to the Portuguese State (Euro 1782.1 million), payments of pensions and supplements of Euro 152.4 million and the reimbursement of excess funding of the healthcare plan amounting to Euro 75.0 million. These effects were partially offset by the positive performance of assets under management amounting to Euro 52.8 million (equivalent to 2.8% in 2010) and PT’s contributions to the pension funds amounting to Euro 35.5 million.

Total gross unfunded obligations decreased by Euro 519 million to Euro 949 million as at 31 December 2010. The positive effect of the unfunded pension obligations transferred to the Portuguese State amounting to Euro

1,022 million and of the contributions and payments amounting to Euro 210 million, were partially offset by: (1) net actuarial losses amounting to Euro 451 million; (2) the reimbursement of Euro 75 million, related to the excessive funding of the healthcare plan; (3) post retirement benefit costs of Euro million 39 million, and (4) curtailment costs of Euro 149 million recognised in the period. The net actuarial losses of Euro 451 million include: (1) the impacts related to the revision of actuarial assumptions, namely a change in discount rate (loss of Euro 352 million), a change in pensions increases (gain of Euro 10 million) and a change in mortality tables (loss of Euro 100 million); (2) net experience gains amounting to Euro 67 million, and (3) the difference between the actual return on assets and the estimated expected return on assets (loss of Euro 76 million).

Change in gross unfunded obligations	Euro million

	2010	2009
Gross unfunded obligations (initial balance)	1,467.4	1,809.9
Post retirement benefits costs (PRB)	38.7	91.6
Curtailment cost	148.6	14.9
Settlement	(1,021.7)	0.0
Net reimbursements (contributions) to pension funds (1)	25.9	(108.3)
Payments to pre-retired, suspended employees and other	(161.1)	(175.9)
Net actuarial (gains) losses	450.7	(164.8)
Gross unfunded obligations (final balance)	948.6	1,467.4
After-tax unfunded obligations	697.2	1,078.5

(1)   In 2010, this caption includes: (i) termination payments amounting to Euro 4.0 million; (ii) reimbursement net of payments of healthcare expenses made by PT amounting to Euro 65.4 million, and (iii) contributions to the pension funds of Euro 35.5 million.

Post retirement benefits costs	Euro million

	2010	2009
Service cost	7.2	6.8
Interest cost (1)	192.0	216.4
Expected return on assets	(129.2)	(131.6)
Prior years service gains (2)	(31.2)	0.0
Sub-total	38.7	91.6
Amortisation of prior year service gains	(1.9)	(2.0)
Contributions to Social Security	1.4	0.0
Post retirement benefits costs	38.2	89.6

(1)   The decrease in the interest cost is explained by the reduction of PBO occurred in 2009. (2) The prior year service gain recognized in 2010 is related to the Law 3B/2010, which introduced a maximum amount for pension benefit.

Equity

Equity excluding non-controlling interests amounted to Euro 4,392 million as at 31 December 2010. The increase of Euro 3,074 million in 2010 is explained by: (1) the net income generated in 2010 of Euro 5,672 million, and (2) the positive currency translation adjustments amounting to Euro 293 million, as a result of the appreciation of the Real against the Euro in the period. These effects more than offset: (1) the dividends paid by PT to shareholders, including ordinary and exceptional dividends, totalling Euro 1,379 million; (2) the accumulated currency translation adjustments related to the investment in Brasilcel that were transferred to net income upon the disposal of this investment, which amounted to Euro 1,134 million as at the disposal date, and (3) the net actuarial losses related to post retirement benefits amounting to Euro 338 million (net of taxes).

Change in shareholders’ equity (excluding non-controlling interests)	Euro million

2010
Equity before non-controlling interests (initial balance)	1,318.3
Net income	5,672.2
Net currency translation adjustments (1)	(841.8)
Dividends	(1,379.5)
Net actuarial gains (losses), net of taxes	(338.0)
Other	(38.8)
Equity before non-controlling interests (final balance)	4,392.4
Change in equity before non-controlling interests	3,074.1
Change in equity before non-controlling interests (%)	233.2%

(1)   In 2010, this caption includes a gain of Euro 293 million related to positive currency translation adjustments generated in the period and the reclassification to net income of Euro 1,134 million related to the accumulated currency translation adjustments regarding Vivo as of the disposal date.

Consolidated Statement of Financial Position

The main changes in the consolidated statement of financial position are primarily explained by the acquisition of Brasilcel by Telefónica, since the balance sheet as at 31 December 2009 included the assets and liabilities of Vivo. As at 31 December 2009, Vivo had total assets of Euro 6,150 million, including primarily tangible and intangible assets (Euro 4,279 million), accounts receivable (Euro 546 million), deferred taxes (Euro 418 million) and taxes receivable (Euro 373 million), and had total liabilities of Euro 2,344 million, including primarily gross debt (Euro 995 million) and accounts payable (Euro 497 million).

Consolidated statement of financial position	Euro million

	31 December 2010	31 December 2009
Cash and equivalents	5,106.5	1,518.0
Accounts receivable, net	3,403.2	1,538.4
Inventories, net	101.5	239.9
Financial investments	539.6	614.1
Intangible assets, net	1,111.7	4,074.3
Tangible assets, net	3,874.6	4,843.9
Accrued post retirement asset (1)	1.9	67.6
Other assets	338.1	783.7
Deferred tax assets and prepaid expenses	692.7	1,160.7
Total assets	15,169.9	14,840.5
Accounts payable	722.6	1,338.6
Gross debt	7,206.3	7,046.0
Accrued post retirement liability	968.8	1,558.3
Other liabilities	1,063.0	1,602.9
Deferred tax liabilities and deferred income	600.1	907.2
Total liabilities	10,560.8	12,453.0
Equity before non-controlling interests	4,392.4	1,318.3
Non-controlling interests	216.7	1,069.1
Total shareholders’ equity	4,609.1	2,387.4
Total liabilities and shareholders’ equity	15,169.9	14,840.5

(1)   The reduction in accrued post retirement assets is mainly related to the reimbursement of Euro 75 million of the excess funding computed as at 31 December 2009.

06 Business performance

Portugal

Revenues from Portuguese businesses, which include wireline and TMN, decreased by 3.6% y.o.y in 2010. Revenue performance at TMN was impacted by: (1) lower customer revenues (Euro 74 million), as a result of challenging economic conditions, increased popularity of tribal plans (flat-fee prepaid tariff plans offering unlimited voice and sms traffic for customers using the same tariff plan) and lower roaming-out revenues (Euro 4.8 million), mainly due to regulated tariff cuts; (2) lower interconnection revenues (Euro 19 million), mainly due to lower MTRs, and (3) lower equipment sales (Euro 32 million). Wireline segment decreased by 1.0% y.o.y in 2010, impacted by: (1) lower data and corporate revenues (Euro 13 million), against a backdrop of a challenging economic environment, as well as a reduction in some structural projects; (2) lower wholesale revenues (Euro 4 million), affected by the Euro 6.7 million reduction in ULL and DSL wholesale revenues, and (3) the secular declining trend of the directories business (Euro 14 million). Retail revenues remained broadly flat y.o.y in 2010, driven by the performance of the residential segment, which benefited from the solid and steady growth of Meo’s double-play and triple-play offers.

Portuguese operations - Income statement (1)	Euro million

	4Q10	4Q09	y.o.y	2010	2009	y.o.y
Operating revenues	800.7	846.7	(5.4)%	3,200.8	3,320.9	(3.6)%
Wireline	476.3	501.4	(5.0)%	1,929.0	1,947.8	(1.0)%
Mobile • TMN	342.1	382.8	(10.6)%	1,387.5	1,517.8	(8.6)%
Other and eliminations	(17.7)	(37.5)	52.8%	(115.7)	(144.7)	20.1%
EBITDA (2)	332.8	360.5	(7.7)%	1,377.5	1,467.5	(6.1)%
Post retirement benefits	(15.3)	22.4	n.m.	38.2	89.6	(57.4)%
Depreciation and amortisation	191.1	212.9	(10.3)%	697.6	675.0	3.3%
Income from operations (3)	157.0	125.1	25.5%	641.7	702.9	(8.7)%
EBITDA margin	41.6%	42.6%	(1.0pp )	43.0%	44.2%	(1.2pp )
Capex (4)	268.8	299.6	(10.3)%	680.3	770.8	(11.7)%
Capex as % of revenues	33.6%	35.4%	(1.8pp )	21.3%	23.2%	(2.0pp )
EBITDA minus Capex	64.1	60.9	5.3%	697.1	696.7	0.1%

(1)   Portuguese operations includes the wireline segment, mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes the acquisition of real estate from the pension funds in 4Q10 (Euro 236 million) and additional commitments under the terms of the UMTS licence in 1Q09 (Euro 11.5 million).

EBITDA declined by 6.1% y.o.y in 2010 to Euro 1,377 million, equivalent to a margin of 43.0%. This performance is primarily explained by the revenue decline and the investment in the roll-out of the triple-play offers, which resulted in higher programming costs. It is worth highlighting that, in 4Q10, operating expenses excluding D&A in the wireline segment decreased by 4.8% y.o.y (Euro 15 million), declining for the first time since the launch of pay-TV service on a nationwide basis in 2Q08 and notwithstanding the increase in programming costs. Equally, at TMN operating expenses excluding D&A also declined 11.2% y.o.y, thus demonstrating the focus on cost discipline.

Capex decreased by 11.7% y.o.y to Euro 680 milllion in 2010. Capex was primarily directed to: (1) the continued efforts in the roll-out of pay-TV and FTTH, future proof technologies and services paving the way for future growth in wireline, and (2) investments in 3G and 3.5G networks in the mobile business.

EBITDA minus Capex from Portuguese operations has remained broadly flat (+0.1% y.o.y) in 2010, amounting to  Euro 697 million, as a result of the focus on improving profitability environment and commitment to increase cashflow generation.

Wireline

In 2010, retail net additions reached 337 thousand, up by 3.7% y.o.y, as a result of the significant growth of the pay-TV service, which accounted for 249 thousand net additions, bringing the total pay-TV customers to 830 thousand (up by 42.9% y.o.y). Fixed broadband net additions in the period stood at 139 thousand, with fixed broadband customer base growing 16.1% y.o.y, as a result of the solid growth in triple-play customers. Traffic generating lines declined only by 12 thousand in 2010 (-56 thousand in 2009 and -110 thousand in 2008), also reflecting the positive impact of the triple-play offers and further consolidating the reversal of the traditional line loss trend in wireline. In 2010, net disconnections of voice lines were 51 thousand, including 39 thousand net disconnections of carrier pre-selection lines, which now account for only 95 thousand lines (3.5% of total PSTN/ISDN lines).

Wireline operating data

	4Q10	4Q09	y.o.y	2010	2009	y.o.y
Main accesses (‘000)	4,882	4,587	6.4%	4,882	4,587	6.4%
Retail accesses	4,527	4,189	8.0%	4,527	4,189	8.0%
PSTN/ISDN	2,695	2,746	(1.9)%	2,695	2,746	(1.9)%
Traffic-generating lines	2,600	2,612	(0.5)%	2,600	2,612	(0.5)%
Carrier pre-selection	95	134	(28.9)%	95	134	(28.9)%
Fixed broadband retail	1,001	862	16.1%	1,001	862	16.1%
TV customers	830	581	42.9%	830	581	42.9%
Wholesale accesses	356	398	(10.5)%	356	398	(10.5)%
Unbundled local loops	242	281	(13.7)%	242	281	(13.7)%
Wholesale line rental	62	63	(2.4)%	62	63	(2.4)%
ADSL wholesale	52	54	(3.4)%	52	54	(3.4)%
Net additions (‘000)	82	93	(12.2)%	295	289	2.2%
Retail accesses	98	109	(9.9)%	337	325	3.7%
PSTN/ISDN	1	(17)	104.3%	(51)	(96)	47.1%
Traffic-generating lines	8	(7)	202.2%	(12)	(56)	78.0%
Carrier pre-selection	(7)	(9)	25.1%	(39)	(40)	4.3%
Fixed broadband retail	37	50	(25.8)%	139	152	(8.7)%
TV customers	61	76	(20.2)%	249	269	(7.4)%
Wholesale accesses	(16)	(16)	(4.0)%	(42)	(36)	(16.1)%
Unbundled local loops	(15)	(16)	6.3%	(38)	(25)	(55.4)%
Wholesale line rental	(1)	1	(173.2)%	(2)	(12)	87.7%
Fixed broadband wholesale	(0)	(1)	20.9%	(2)	1	(271.1)%
Retail RGU per access (1)	1.68	1.53	10.1%	1.68	1.53	10.1%
ARPU (Euro)	30.0	30.4	(1.5)%	30.1	30.1	(0.1)%
Total traffic (million minutes)	2,725	2,826	(3.5)%	10,867	11,225	(3.2)%
Retail traffic	1,164	1,201	(3.0)%	4,581	4,713	(2.8)%
Wholesale traffic	1,561	1,625	(3.9)%	6,286	6,512	(3.5)%
Employees	6,177	6,450	(4.2)%	6,177	6,450	(4.2)%

(1)   Retail accesses per PSTN/ISDN line.

In 4Q10, PT achieved positive fixed telephone line net additions of one thousand and eight thousand net additions of traffic generating lines, positive for the first time in the last seven years, a performance underpinned by Meo’s double-play and triple-play offers, which continue to support the reversal of the operational trends of the wireline business. This is particularly visible in the residential segment, which saw 10 thousand net additions of fixed telephone lines in 4Q10

The number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV, double-play and triple-play offers and stood at 1.68 in 2010 (+10.1% y.o.y) as compared to 1.53 in 2009.

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, declined by 77 thousand in 2010, reflecting a decrease in unbundled local loop lines (-38 thousand) and in carrier pre-selection (-39 thousand).

Pay-TV customer penetration stood at 31.9% of traffic generating lines (+9.7pp y.o.y) and 82.9% of the fixed broadband customer base (+15.5pp y.o.y), a solid performance considering that the pay-TV service was launched, on a nationwide basis, only in April 2008. As a result, pay-TV and fixed broadband services already represent 40.5% of total retail accesses, thus further reinforcing the migration of PT’s wireline business from a single-play operator to a triple-play operator.

During 2010, PT continued to market its fibre service, which is underpinning wireline performance, particularly in the urban and more competitive areas. Fibre customers already represent a 13.8% penetration over total FTTH households passed at year-end and 20.7% of the average FTTH households available for commercial sales during 2010. In February 2011, the FTTH Council, as part of its Innovation Awards, attributed to PT the deployment and operations award for its “I5” strategy, which is an integral part of its FTTH implementation plan. The five pillars of innovation (“I5”) in the context of FTTH transformation are: (1) network deployment and operations; (2) service delivery; (3) service convergence; (4) business transformation, and (5) establishment of an eco-system of partnerships. This Innovation Award further recognises PT’s FTTH strategy, operational execution and successful partnership with industry leaders to deliver best-in-class services to its customers.

During 2010, Meo deployed a new software version across all its IPTV set-top-boxes, bringing an improved user experience and more features to Meo customers. Following a close and careful analysis of TV usage patterns, Meo upgraded its design and user-interface to promote an even better, easier and more intuitive user-experience. In some of its most widely-used services, such as the PVR, Meo launched new functionalities. Adding to the Remote PVR and Series-link Recording, both exclusive features, Meo also starts to provide a Multiroom PVR experience. This upgrade was supported by a strong marketing campaign that focused on the new Meo experience and re-emphasised Meo’s positioning as the most innovative pay-TV offer in the Portuguese market.

Meo continues to offer various features that significantly differentiate its value proposition, including: (1) real video-on-demand (VoD), with DVD-like features and a catalogue of more than 2,500 movies, including high definition (“HD”); (2) catch-up TV; (3) electronic programming guide, redesigned during 1Q10, alongside all Meo user-interface, in order to improve further the user experience; (4) TV channel recording, which can be remotely programmed using internet or mobile phone, allowing also easy on-click recording of series and multiroom PVR for those customers with more than one set-top-box; (5) gaming, karaoke and several interactive applications and service areas; (6) access to personal photo folders, and (7) customised contents and features for children in a specially designed walled-garden “Meo Kids”.

The VoD catalogue, which includes blockbusters from five Hollywood studios, has been a key differentiating feature of the service as more than 55% of Meo’s IPTV customers have already used VoD on a paid basis, consuming an average of 2.3 movies per month. It is worth highlighting that the premiere of the movie “Tangled”, in Portugal, in December 2010, , ocurred simultaneously in cinema and on Meo’s VoD. The most watched movies, in 2010, were “The Twilight Saga: New Moon”, followed by “Robin Hood” and “Law Abiding Citizen”.

Meo also launched a selection of new channels, the most relevant of which were FoxLife, on 1 January 2010, and Channel Q, in March 2010, the first interactive channel in Portugal, fully programmed in Portuguese, which represents another innovative experience that continues to contribute towards a new way of consuming TV content in the Portuguese market. The Channel Q was developed in cooperation with Sapo portal, where the channel’s web site is hosted. In 3Q10, Canal Q reinforced its programming with new content and extended the broadcasting period. These new channels, features and services are aimed at strengthening Meo’s content and television viewing experience, which is more distinctive and further enhances interactivity, thus allowing for an even stronger differentiation when compared with other pay-TV offers in the market.

On 8 July 2010, PT announced that Meo had surpassed the threshold of 700 thousand customers. Throughout 2010 and to reinforce a new television viewing experience and enhance interactivity, Meo also launched: (1) Meo Interactivo, an application store, free of charge, which will aggregate the best TV widgets for all applications already available through Meo as well as new ones that were also just launched, such as Facebook, Oceanlook, Picasa and Flickr, and (2) Meo Séries, a new subscription video-on-demand service, which delivers the best series from Warner and HBO.

In the last quarter, Meo launched several new services: (1) Meo Online, that gives access to Meo’s VoD catalogue through PC (Meo customers can rent and watch movies at home on the TV or anywhere on the PC); (2) Meo Jogos, a service designed for all the gaming enthusiasts that now have access, through Meo, to the best games from the leading game developers, such as Activision, Atari, Disney, Capcom, Codemasters, THQ and Strategy First, without consoles or CDs; (3) Music Box, an integrated service for mobile phones, PCs and TV, another good example of PT’s multi-screen strategy, that provides access to a catalogue of millions of music tracks (from the main world music companies, namely Universal Music, Sony BMG and The Orchard) from which Meo customers can create personal playlists that can be accessed on TV, PC or mobile phone.

In the last months, Meo continued to improved features and functionalities within the Meo TV experience: (1) Channel interactivity, Meo continues to promote innovation in content through an interactive experience over anchor linear content, such as TVI Secret Story Interactivo, an exclusive interactive channel, developed in partnership with TVI (a free to air channel) and Ídolos Interactivo, available on SIC (a free to air channel) from September to December 2010; (2) new football widget, Meo Futebol, featuring calendar, scores and videos of goals, matches highlights and flash interviews of the Portuguese football league, updated on a weekly basis according to each fixture; (3) Meo Remote, a new Apple and Android applet, whereby Meo customers can install a Meo remote control on their smartphones and tablets, combining simplicity, convenience and interactivity and following the most innovative consumer trends, and (4) Meo Restart TV.

In January 2011, Meo launched several new channels: (1) Food Network HD, to improve line-up of Lifestyle channels, also launched in SD; (2) Mezzo Live HD, 100% Native HD, the most known events of Classic Music, Jazz, Opera and Ballet with exceptional sound and image quality, and (3) Travel Channel HD, one of the most viewed travelling channels now also in HD.

During 2010, PT also launched Meo@PC, in beta version. This service gives online access to Meo’s pay-TV service through a PC, strengthening the mobility and convergence value proposal of the Meo service.

In May 2010, Meo announced the live broadcast of the major tennis event in Portugal, Estoril Open, in True 3D, the first time a live event was broadcasted in True 3D in Portugal. Additionally, in June 2010, Meo announced the live broadcast of eight games of the FIFA World Cup in True 3D through the organisation of several public viewing events. For Meo customers all the games of the FIFA World Cup were available in HD and with interactive features, which allowed the viewers to choose from six additional screens broadcasting: team tactics, follow a player, follow the coach and watch the highlights of the game. These features have proven to be very successful and were used by more than 330 thousand Meo customers with more than 1.1 million visits during the World Cup. During the World Cup, Meo also launched a very successful optional feature, which allowed users to filter the noise of the well known vuvuzelas, during the game they were watching. In October 2010, Meo announced the exclusive live broadcast, in True 3D, of stage eight of the world surfing circuit held in Portugal and sponsored by TMN, becoming the first television operator in the world to broadcast a surfing event in True 3D.

Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. The campaign to market Meo’s new user interface was launched with an innovative commercial ad in True 3D, marking Meo’s take-off in 3D content trials. In 4Q10 Meo aired a strong comparative campaign, describing its clear service advantages in internet speed, in PVR-experience and zapping experience. In 2010, proved ad recall stood close to 40% and spontaneous ad recall was above 45%, well ahead of any other competing brand in the sector.

As a result of the strong investment in innovation and technology, the Meo service (over fibre) was classified by Exame Informática, an independent Portuguese specialised magazine, as the best pay-TV service and the most sophisticated service in terms of technology and functionalities in an extensive side-by-side comparison with the cable competitor. Meo was deemed to be the best service in several categories: (1) Internet bandwidth; (2) digital video recording; (3) video on demand; (4) sound quality; (5) set top box, and (6) energy consumption.

In the last months, PT launched several vertical offers targeting the SMEs and corporate segments in order to provide differentiated convergent offers customised for different sectors, aiming at further strengthening PT’s positioning in the market. PT broadened the scope of services, such as: (1) Menu Box, solution targeted at the food and beverage sector integrating television, voice and data leveraging on the leading software tools for the sector and bundling the hardware component; (2) Lex Box, a solution oriented for the legal segment integrating fixed and mobile voice and broadband services with the LegiX software which enables access to legal content, and (3) customised offers, namely Corporate Fibre, a television service for customers in the health and hotel sectors with customised corporate channel, content and remote control of channel selection. On September 2010, PT announced, in partnership with Cisco, the development, implementation and launch of new services of cloud computing, which include virtual services and unified communications. The implementation of cloud computing services will enable companies to adopt more efficient business models, increasing adoption of technology services by the corporate, SME and SOHO segments due to a significant reduction in costs related to information technology.

In December 2010, PT also signed a collaboration agreement with SingTel. This agreement provides for: (1) sharing best practices and benchmarks in operational and commercial areas related to fibre and IPTV; (2) cooperation in research and development, including the joint creation of multiplatform applications and solutions; (3) development of innovative applications for fixed and mobile high speed networks; (4) leveraging on economies of scale through joint procurement, and (5) promotion of internship programmes allowing the employees of both companies to share best practices and experiences.

In February 2011, PT announced the construction of one of Europe’s largest Data Centre in Covilhã, with over 45,000 sqm (total area), an installation capacity of more than 50,000 servers occupying 12,000 sqm and unique and disctinctive levels of technological capacity and energy efficiency, which includes savings of 93 thousand tons of CO2, 40% reduction in energy consumption and the creation of a wind park with 28 towers.  With this investment, PT aims at leading the trends in the global communications market and preparing for the expected exponential growth in data traffic. This new Data Centre, which will become operational in 2H12, will be supported by a fibre network that will connect it to major worldwide communications networks and will primarily focus on the export of data storage capacity and cloud computing services, positioning PT as a player also in the European market.

PT has been awarded the ISO 20000 certification for Cloud Computing, IT Management, Security Management and Data centre Infrastructures. This assignment adds a stamp of quality and service delivery, strengthening PT’s position in the area of IT services aimed at the business segment.

As a result of the continued efforts in the deployment of Meo and in the rollout of future proof infrastructures, namely FTTH, and notwithstanding the strong growth of Meo customers, which subscribe to a more complex service with higher customer care associated, the reliability, quality and user experience of PT’s call centres improved during 2010. As a result, the number of calls per customer declined by 30% y.o.y and the number of complaints declined by 45% y.o.y. Focus on improving fault management processes and investment on remote diagnosics enabled a 9% decrease y.o.y of technicians dispatched per RGU.

Wireline income statement (1)	Euro million

	4Q10	4Q09	y.o.y	2010	2009	y.o.y
Operating revenues	476.3	501.4	(5.0)%	1,929.0	1,947.8	(1.0)%
Retail	244.3	243.9	0.2%	969.2	971.0	(0.2)%
Wholesale	122.7	125.6	(2.3)%	491.3	495.4	(0.8)%
Data & corporate	67.7	80.0	(15.3)%	287.7	300.7	(4.3)%
Other wireline revenues	41.6	52.0	(19.9)%	180.8	180.6	0.1%
Operating costs, excluding D&A	291.5	306.2	(4.8)%	1,183.8	1,148.2	3.1%
Wages and salaries	57.2	60.5	(5.5)%	228.2	233.3	(2.2)%
Direct costs	107.3	106.8	0.4%	438.4	409.0	7.2%
Commercial costs	36.9	37.3	(1.1)%	126.7	118.0	7.4%
Other operating costs	90.1	101.5	(11.2)%	390.4	387.9	0.6%
EBITDA (2)	184.8	195.2	(5.3)%	745.2	799.6	(6.8)%
Post retirement benefits	(15.3)	22.4	n.m.	38.1	89.6	(57.4)%
Depreciation and amortisation	124.3	139.4	(10.8)%	461.7	434.7	6.2%
Income from operations (3)	75.8	33.5	126.5%	245.3	275.4	(10.9)%
EBITDA margin	38.8%	38.9%	(0.1pp )	38.6%	41.1%	(2.4pp )
Capex (4)	205.1	207.4	(1.1)%	524.1	565.4	(7.3)%
Capex as % of revenues	43.1%	41.4%	1.7pp	27.2%	29.0%	(1.9pp )
EBITDA minus Capex	(20.3)	(12.2)	66.6%	221.1	234.2	(5.6)%

(1)   Includes intragroup transactions. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes the acquisition of real estate from the pension funds in 4Q10 (Euro 226 million).

In 2010, wireline operating revenues decreased by 1.0% y.o.y (Euro 19 million) to Euro 1,929 million, impacted by: (1) lower data and corporate revenues (Euro 13 million), which reflect challenging economic conditions as well as the reduction in some structural projects; (2) a decline in wholesale revenues (Euro 4 million), particularly in revenues from ULL and DSL wholesale revenues; and (3) lower revenues generated by the directories business (Euro 14 million).

In 2010, retail revenues remained broadly flat y.o.y, amounting to Euro 969 million, underpinned by the continued strong performance of Meo triple-play offers (voice, data and pay-TV) and thus further consolidating the turnaround of the traditional revenue loss trend in the wireline business. This performance of retail revenues is being achieved on the back of pay-TV revenue growth and fixed broadband, which are growing in line with the stated strategy of increasing market share in the residential market by offering attractive and differentiated triple-play and double-play services, and notwithstanding the increasing pressure on the traditional voice business, affecting mainly the SME/SOHO and corporate segments. As a result of this solid performance of Meo, the residential segment grew its retail revenues by circa 5% y.o.y in 4Q10, in line with the 5% y.o.y growth shown in 2010, reflecting the benefits of the transformation of PT’s residential offering model from a single-play to a triple-play.

In 2010, the performance of retail revenues was underpinned by growth in retail RGUs of 337 thousand, namely pay-TV customers (+249 thousand net additions in 2010), high quality broadband customers (+155 thousand postpaid net adds) and resilience of traffic generating lines, which increased, for the first time in the last seven years, by 8 thousand in the last quarter. The performance of retail revenues continued to benefit from the successful implementation of the pay-TV strategy, notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband, and against a backdrop of challenging economic conditions.

Wholesale revenues decreased by 0.8% y.o.y in 2010 to Euro 491 million, notwithstanding the increase in traffic revenues (+1.6% y.o.y), impacted by the decrease in other (-5.2% y.o.y) and leased lines revenues (-1.0% y.o.y). This performance is explained by the decline in ULL, wholesale line rental and wholesale ADSL revenues in 2010 (Euro 7 million).

Revenues from data and corporate services decreased by 4.3% y.o.y in 2010 as a result of the decline in revenues from VPN and leased lines (-6.0% y.o.y) against a backdrop of challenging economic conditions, affecting the SME/SOHO and corporate segments, namely due to strong pricing pressure. This performance is also explained by some lumpiness in relation to the execution of certain large contracts, in some cases delayed due to economic conditions and lack of financial flexibility as well as the reduction in some structural projects.

Other revenues remained flat y.o.y in 2010, with the 17.3% y.o.y decline in directories, reflecting the secular negative trend of the directories business, being offset by the increase in equipment sales (7.8% y.o.y).

In 2010, EBITDA declined only by 6.8% y.o.y, showing a marked sequential improvement through the quarters (-5.0% y.o.y in 4Q10, -5.9% y.o.y in 3Q10, -6.4% y.o.y in 2Q10 and -9.4% in 1Q10), notwithstanding the investment in the deployment of the pay-TV and triple-play offers and pricing pressure in the corporate and SME/SOHO segments. It is also worth highlight that, in 4Q10, EBITDA increased sequentially by 0.4% q.o.q. This favourable performance is the result of the continued focus on improving the profitability of the business and the initial benefits of the rollout of the FTTH network, which is more robust then legacy networks.

In 2010, operating expenses excluding D&A only grew by 3.1% y.o.y (Euro 36 million), notwithstanding the increase in direct costs to Euro 438 million (+7.2% y.o.y, Euro 29 million). This increase in direct costs reflects the increase in programming costs, which resulted from the continued growth in pay-TV customers, broader content offering and higher uptake of premium and VoD services. In 2010, wages and salaries decreased by 2.2% y.o.y to Euro 228 million as a result of strong focus on cost reduction. Commercial costs, which increased by 7.4% y.o.y to Euro 127 million, reflected the increase in commissions. The marked improvement of EBITDA evolution was achieved notwithstanding the increase in provisions (Euro 12 million). EBITDA margin, which stood at 38.6% in 2010, declined by 2.4pp y.o.y compared to a decline of 4.9pp in 2009, confirming steady improvements in the historical trend following the launch of the triple-play offers and the pay-TV business.

Capex decreased from Euro 565 million in 2009 to Euro 524 million in 2010 (-7.3% y.o.y), notwithstanding the continued efforts in the rollout of future proof infrastructures, namely FTTH. As a result of PT’s focus on efficiency and cash flow, other investments decreased, namely infrastructure backbone SI/TI, benefiting from significant investments during 2008 and 2009 and synergies from fixed-mobile integration.

Mobile

In 2010, TMN’s EBITDA minus capex grew by 2.2% y.o.y to Euro 505 million, as a result of the strong focus on profitability and cash flow generation and against a backdrop of increased competitiveness in certain market segments, namely the youth segment. As a result, EBITDA minus capex improvement accellerated when compared to previous quarters (+8.5% y.o.y in 4Q10; +3.1% y.o.y in 3Q10; +2.9% y.o.y in 2Q10, and -3.2% y.o.y in 1Q10). Revenues stood at Euro 1,387 million (-8.6% y.o.y), as a result of the increased pricing pressure in the market, lower equipment sales (-22.0% y.o.y) and interconnection revenues (-11.9% y.o.y).

Mobile operating data (1)

	4Q10	4Q09	y.o.y	2010	2009	y.o.y
Customers (‘000)	7,419	7,252	2.3%	7,419	7,252	2.3%
Net additions (‘000)	105	180	(41.6)%	167	319	(47.7)%
Total traffic (million minutes)	2,690	2,595	3.7%	10,539	9,848	7.0%
MOU (minutes)	123	121	0.9%	121	117	2.9%
ARPU (Euro)	13.8	15.9	(13.3)%	14.5	16.2	(10.8)%
Customer	12.1	13.8	(12.7)%	12.6	14.0	(10.1)%
Interconnection	1.5	1.8	(18.0)%	1.6	1.9	(15.4)%
Data as % of service revenues (%)	24.7	23.7	1.1pp	24.6	23.1	1.5pp
SARC (Euro)	35.8	36.7	(2.4)%	33.0	36.0	(8.5)%
Employees	1,029	1,004	2.5%	1,029	1,004	2.5%

(1)   Includes MVNO subscribers.

In 2010, TMN’s total customers increased by 2.3% y.o.y to 7,419 thousand, underpinned by wireless broadband customers, with net additions of 167 thousand and of 105 thousand in 4Q10, clearly improving the trend seen in previous quarters (+46 thousand in 3Q10, +5 thousand in 2Q10 and +11 thousand in 1Q10). Notwithstanding the increased popularity of tribal plans (flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan), customer growth at TMN in 2010 was balanced between both postpaid and prepaid customers (+56 thousand and +111 thousand net adds, respectively). The growth of postpaid customers was achieved as a result of: (1) continued growth of wireless broadband penetration, and (2) new postpaid pricing plans launched in the personal segment, branded “TMN unlimited”, that were launched during the last quarter and which are aimed at increasing the penetration of high-value tariff plans. At the end of 2010, postpaid customers accounted for 30.9% of total customer base (+0.1pp y.o.y).

In 2010, TMN continued to invest significantly in the differentiation of its portfolio of handsets, introducing new touch-screen phones and smartphones, and in the improvement of services offered, making available to its customers data and value added services and sophisticated applications and widgets. TMN launched the Sony Ericsson W205 Betty Boop, associated to the most well known fashion event in Portugal, Moda Lisboa. In April 2010, TMN launched a1, the first smartphone based on the Android operating system, which is backed by Google, using TMN’s brand. This wide touch screen smartphone offers: (1) premium connectivity through 3.5G broadband access with downloads of up to 7.2Mbps and uploads of up to 5.6Mbps, Wi-Fi and Bluetooth; (2) Push Mail; (3) GPS with a life-time access to NDrive GPS software and maps of Portugal; (4) camera of 3.2 Mpx with video, autofocus and zoom; (5) MP3 player, and (6) 16GB memory card slot. The launch of this new own-label follows the successful launch, of tmn bluebelt I and bluebelt II and tmn silverbelt, smartphones with TMN’s brand using the Windows Mobile platform and of the HTC Magic based in the Android platform. The new a1 has a retail price of Euro 199.9 in PT’s Bluestores and of Euro 179.9 in the online shop of TMN.

In October, TMN launched an exclusive offer of Samsung Omnia 7, the first mobile phone in Portugal to integrate the Windows 7 operating system, and the i-Phone 4, thus further enhancing its smartphone offering. This strategy resulted in TMN having the most comprehensive smartphone offering in the Portuguese mobile market: (1) the most well known operating systems: Windows Mobile, Android, RIM, Symbian and Apple, and (2) a wide range of smartphones from various manufacturers. TMN also continued to invest in the development and marketing of own-label low-cost smartphones aimed at the mass market, such as Sapo a5, which are acting as enablers in the market and driving an increased popularity of these devices. Sapo a5 was launched in November 2010, using the Android operating system, with touch screen and integrating all social networks and contacts, at a price of Euro 149.90.

During 2010, TMN also launched the Samsung Galaxy-S, the most advanced smartphone based on the Android operating system, exclusive for TMN, which offers: (1) a wide AMOLED screen; (2) GPS with a life-time access to NDrive GPS software and maps of Portugal; (3) camera of 5 Mpx; (4) 8GB memory card slot, and (5) some of the most popular applications, such as an e-books store. Additionally, TMN also launched the Samsung Wave, the first smartphone based on the Bada operating system, developed by Samsung, which allows high quality images and videos and access to apps through the Samsung Apps store. TMN smartphones continue to be positioned to allow a unique experience in mobile broadband, interactive services and content, thus enhancing TMN’s leadership position in this segment, namely as the operator with the most diversified and comprehensive offer.

TMN continued to invest in the differentiation, promotion and marketing of its services. In February 2010, associated to the Valentine Day, TMN lauched an innovative marketing campaign allowing customers to send personalised multimedia messages with videos and musics, and to download or share ringtones, waiting rings and wallpapers. During Easter, TMN launched a promotional campaign aimed at increasing roaming usage, according to which TMN customers could do roaming calls with normal national tariffs with an additional call set-up fee of Euro 0.50. During 2010, TMN launched new tariff plans and continued to strengthen the promotional efforts in the youth segment. TMN launched, in a partnership with the leading football clubs in Portugal, customised tariff plans, access to new applications and content associated with those clubs and customised handsets. TMN continued to strengthen its mobile broadband offerings, increasing the speed and download capacity to its customers. TMN also launched a Car Control service, a security service that, in articulation with local authorities, allows customers to locate, block and recover their car in the event of being stolen.

As part of its data and value added services strategy, TMN has also been investing significantly in new services that are already aligned with future market trends, such as: (1) Music Box, an integrated service for mobile phones, PCs and TV that provides access to a catalogue of millions of music tracks, with immediate access to unlimited streaming, from the main world music companies, and including 10 downloads mp3 per month, free of charge for customers with unlimited plans and, after a 3 months free for trial, Euro 4.99 per month for other plans; (2) TMN’s application store making available sports, news, entertainment, games, books and utility apps, which leverages on the wide experience and presence of PT’s portal Sapo in the online world and partnerships with third parties; (3) meo mobile, which makes available 40 TV channels, in various areas such as information, sports, entertainment, children and other, on the mobile phone, and (4) pond, an aggregation service that enables the access to multiple personal accounts and aggregation of social network accounts. This service and applications offering is complemented with the internetnotelemóvel service, which offers internet access on mobile phones in any place at any time and also access to TMN’s innovative mobile portal.

As part of its innovation strategy, TMN launched recently its internet Pad service offering, a new mobile data access offer specifically designed for tabletPC’s, aimed at establishing a leading edge position in this high-growth segment of the market. This new offering has an option of 1GB of traffic included with the monthly fee of Euro 14.90 (as from 1 January Euro 15.48 following VAT increase) and an unlimited offer, subject to a fair usage policy, for a price of Euro 29.9 (as from 1 January Euro 31.25 following VAT increase) per month. The internet Pad offer was recently further reinforced with the integration of the Samsung Galaxy Tab, based on the Android operating system, and that includes one year subscription to the digital version of Expresso, the leeding weekend newspaper in Portugal, and the license to use the navigation application N-Drive with Portugal’s map and access to traffic information.

As a result, TMN is leveraging on its distinctive and comprehensive smartphone, data and value added services offering and, in 2010, is the clear leader in this high growth market segment, with 46% market share according to GfK market studies.

In order to enhance the competitive position of its service offering in the youth segment, in April 2010, TMN redesigned the tribal plans targeted at the youth segment, “Moche”. This offer now includes an option with a monthly fee of Euro 9.9 and one other option without a monthly fee, although subject to a minimum recharge of Euro 12.5 every 30 days. Additionally, as from 1 December 2010 for new customers and as from 1 January 2011 for existing customers, the monthly fee or mandatory top-up of these tribal plans were increased. This offer now includes an option with a monthly fee of Euro 12.5, up from Euro 9.9 and one other option without a monthly fee, although subject to a minimum recharge of Euro 15 every 30 days (previously Euro 12.5). In 2010, the tribal plans continued to become increasingly more popular, having at the end of the period reached around 25.9% of the prepaid customer base.

In 2H10 TMN completely redesigned its tariff structure for the personal segment, aimed at enhancing the value proposition of prepaid offers and increasing the penetration in high value segments. This comprehensive movement culminated with the launch, in January 2011, of a new prepaid tariff plan branded “e nunca mais acaba”, which is targeted at the mass market.

The new “e nunca mais acaba” tariff plan is based on three key characteristics: (1) cost control, with free and unlimited communications to TMN customers; (2) simplicity and clarity, as these prepaid plans include unlimited voice and SMS for the TMN network, either on off-peak periods or all day, with a fair usage policy, and internet access, including 500MB of download capacity, for a monthly fee that ranges from Euro 10 to Euro 25, and (3) easy and informed subscription, with a free IVR line dedicated to this new offer and stores layout redesigned with a new area and product specialist for a customised advice based on customer preferences and immediate migration and activation.

During 2H10, TMN continued to market the new postpaid pricing plans that were launched in July 2010, branded “TMN unlimited”, which are aimed at increasing the penetration in high-value segments. These pricing plans are designed to leverage on the increased popularity of smartphones in Portugal and include voice services and broadband Internet access (at first 500MB and since the launch of “e nunca mais acaba” plans 1GB of mobile Internet plus unlimited WiFi usage in 1,600 PT’s hotspots), while at the same time guaranteeing minimum consumption levels of Euro 30 (unlimited on-net traffic, SMS and MMS included, subject to fair usage policy) and Euro 100 (unlimited on-net and off-net traffic, SMS and MMS included, subject to fair usage policy). Moreover, in January 2011 TMN extended further this concept by launching the new tariff plans “all net unlimited”, which include traffic for all national networks. These new tariff plans have similar pricing points to those of “TMN unlimited”.

As a result of TMN’s investment in improving the customer experience in the usage of its voice and data services and in increasing the quality of its customer care processes, in 2010 the number of calls to the customer care call centre and the number of complaints of TMN customers declined both by 33% throughout the year, reflecting simplicity of the offerings and reliability of the services. Also worthwhile to note that, in 2009, the number of total complaints of TMN customers had already declined by 17% y.o.y.

In 2010, customer ARPU at TMN stood at Euro 12.6 (-10.1% y.o.y) mainly as a result of: (1) increased penetration of voice and data services in lower segments of the market, and (2) increased popularity of tribal plans targeted at the youth segment, which reflect increased competitive levels in the market. Interconnection ARPU declined by 15.4% y.o.y, with termination rates declining sequentially by Euro 0.5 cents to Euro 6.0 cents as of 24 May 2010, Euro 0.5 cents to Euro 5.5 cents as of 24 August and Euro 0.5 cents to Euro 5.0 cents as of 24 November 2010 as a result of the glide path defined by ANACOM, the Portuguese telecom regulator. As a result, TMN’s ARPU stood at Euro 14.5 in 2010 (-10.8% y.o.y).

In 2010, total traffic increased by 7.0% y.o.y to 10,539 million minutes, showing a steady growth profile and mainly driven by outgoing traffic, which increased by 10.4% y.o.y, while incoming traffic declined by 4.5% y.o.y. Growth in customer base (+2.3%, EoP) coupled with an increased penetration of of tribal plans underpinned traffic growth in the period, with MOU increasing by 2.9% y.o.y in the period, notwithstanding the continued growth in data cards.

TMN’s operating revenues amounted to Euro 1,387 million in 2010, a decrease of 8.6% y.o.y (Euro 130 million), mainly due to: (1) the Euro 19 million decline in interconnection revenues, mainly driven by the Euro 12 million negative impact of lower MTRs; (2) the Euro 74 million decline in customer revenues, against a backdrop of challenging economic conditions, increased penetration of tribal plans and lower roaming-out revenues (Euro 4.8 million), mainly due to regulated tariff cuts, and (3) the 22.0% y.o.y decline in equipment sales (Euro 32 million). Data revenues declined only by 0.9% y.o.y in 2010, notwithstanding the impact of tribal plans on SMS revenues, as a result of the continued growth in fixed broadband underpinned by the increased popularity of triple-play bundles, SMS and value added data services. In 2010, SMS and data revenues accounted for 24.6% of service revenues (+1.5pp y.o.y).

Mobile income statement (1)	Euro million

	4Q10	4Q09	y.o.y	2010	2009	y.o.y
Operating revenues	342.1	382.8	(10.6)%	1,387.5	1,517.8	(8.6)%
Services rendered	303.7	340.4	(10.8)%	1,264.7	1,360.0	(7.0)%
Customer	265.7	295.8	(10.2)%	1,099.0	1,173.4	(6.3)%
Interconnection	33.4	39.5	(15.6)%	141.9	161.0	(11.9)%
Roamers	4.7	5.1	(7.8)%	23.7	25.5	(6.9)%
Sales	35.1	39.4	(10.9)%	112.4	144.1	(22.0)%
Other operating revenues	3.2	3.1	6.4%	10.4	13.7	(24.0)%
Operating costs, excluding D&A	192.4	216.1	(10.9)%	749.4	843.7	(11.2)%
Wages and salaries	11.8	10.9	8.1%	47.6	48.3	(1.5)%
Direct costs	59.1	63.6	(7.1)%	246.2	259.4	(5.1)%
Commercial costs	76.5	75.5	1.3%	230.1	276.6	(16.8)%
Other operating costs	45.1	66.1	(31.8)%	225.6	259.3	(13.0)%
EBITDA (2)	149.6	166.7	(10.3)%	638.1	674.1	(5.3)%
Depreciation and amortisation	64.0	63.6	0.7%	225.6	220.9	2.1%
Income from operations (3)	85.6	103.2	(17.0)%	412.5	453.2	(9.0)%
EBITDA margin	43.7%	43.6%	0.2pp	46.0%	44.4%	1.6pp
Capex (4)	49.0	73.9	(33.7)%	133.1	180.1	(26.1)%
Capex as % of revenues	14.3%	19.3%	(5.0pp )	9.6%	11.9%	(2.3pp )
EBITDA minus Capex	100.7	92.8	8.5%	505.0	494.1	2.2%

(1)   Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

During 2010, TMN continued to focus on strict cost control. EBITDA stood at Euro 638 million (-5.3% y.o.y) declining by only Euro 36 million, notwithstanding the Euro 130 million revenue decline and the decline of Euro 82 million in net service revenues  (service revenues minus direct costs). This favourable performance is the result of cost cutting at TMN as commercial costs declined by 16.8% y.o.y and other operating expenses declined by 13.0% y.o.y, reflecting strict cost discipline in customer care, network maintenance and general and administrative costs. In 2010, EBITDA margin stood at 46.0%, increasing by 1.6pp when compared to 2009. Operating expenses, excluding D&A, decreased by 11.2% y.o.y in 2010 to Euro 749 million, on the back of operational and cost discipline: (1) lower commercial costs  (-16.8% y.o.y to Euro 230 million); (2) lower direct costs (-5.1% y.o.y to Euro 246 million), as a result of lower MTRs and a higher proportion of on-net traffic, notwithstanding higher capacity costs, which are associated with the provision of data services and growth in voice traffic, and (3) lower other operating costs (-13% y.o.y). Other operating expenses benefited from lower maintenance and repairs, which resulted from an integrated and more efficient management of fixed and mobile networks, from the optimisation in customer care and from additional reductions in general and administrative costs. Wages and salaries decreased by 1.5% y.o.y to Euro 48 million at TMN, reflecting continued improvements as a result of the reorganisation of PT’s Portuguese businesses along customer segments and fixed-mobile integration.

In 2010, capex stood at Euro 133 million (-26.1% y.o.y), representing 9.6% of revenues (-2.3pp y.o.y). The decrease in TMN’s capex is primarily explained by the strong focus on cash flow generation and profitability, benefiting from synergies from the fixed-mobile integration and management of the Portuguese businesses alongside customer segments. TMN’s capex continued to be directed primarily towards: (1) expanding network capacity, to accommodate increased voice and data usage, and (2) network coverage, namely in the urban areas and in the main motorways and roads. The majority of network capex is being directed towards 3G and 3.5G networks. As a result of the strict focus on cash flow generation and profitability of operations and of management operational discipline, EBITDA minus capex at TMN increased by 2.2% y.o.y to Euro 505 million in 2010.

International Businesses

In 2010, international assets, on a pro-forma basis, increased their proportional revenues by 19.6% y.o.y to Euro 616 million, while EBITDA increased by 0.8% y.o.y to Euro 224 million, improving the trend seen in 1Q10, 2Q10 and 3Q10, notwithstanding the devaluation of the Angolan Kwanza.

Proportional income statement of international assets (1)	Euro million

	4Q10	4Q09	y.o.y	2010	2009	y.o.y
Operating revenues	168.2	134.9	24.7%	615.6	514.8	19.6%
EBITDA (2)	59.2	55.7	6.4%	223.9	222.0	0.8%
Depreciation and amortisation	0.7	11.8	(94.1)%	58.0	42.8	35.4%
Income from operations (3)	58.5	43.8	33.5%	165.9	179.2	(7.4)%
EBITDA margin	35.2%	41.3%	(6.1pp )	36.4%	43.1%	(6.8pp )

(1)   Pro-forma consolidation of international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Highlights of main assets in Africa and Asia (2010) (1)	thousand (customers), million (financials)

		Rev.		EBITDA				EBITDA
	Stake	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	1,502	(3.8)%	865	(16.0)%	57.6%	1,133	652
MTC, Namibia (3) (4)	34.00%	1,444	0.0%	769	(0.5)%	53.2%	149	79
CVT, Cape Verde (3) (4)	40.00%	9,259	9.2%	4,246	(10.8)%	45.9%	84	39
CTM, Macao (2)	28.00%	2,760	13.2%	1,194	5.3%	43.2%	260	112
CST, S.Tomé & Principe (3) (4)	51.00%	310,531	15.3%	73,970	(1.5)%	23.8%	13	3
Timor Telecom, East Timor (3)	41.12%	57	17.8%	32	29.1%	56.4%	43	24

(1)   Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 2010, Unitel’s revenues and EBITDA, in Angolan Kwanzas, increased by 14.0% and by 1.3%, respectively, and decreased by 3.8% and by 16.0% y.o.y, to 1,502 USD million and USD 865 million, respectively, as a result of the 15.9% devaluation of the Angolan Kwanza against the Dollar. In 2010, Unitel continued its expansion both in Luanda and outside Luanda and launched several campaigns to promote voice, mobile data usage and roaming.

In 2010, MTC’s revenues and EBITDA remained flat y.o.y, reaching NAD 1,444 million and NAD 769 million, respectively. This revenue performance was achieved against a backdrop of significant decline in MTRs and promotions with traffic bonus to reinforce competitive position. Excluding the impact of lower MTRs (-65% average price y.o.y), revenues and EBITDA would have increased by 5.0% and 5.1%, respectively. In 2010, EBITDA margin stood at 53.2%. Data revenues accounted for 18.9% of service revenues. In 2010, MTC focused its marketing and commercial activity in initiatives to promote usage and mobile broadband, launching: (1) several weekly campaigns based on traffic promotions; (2) campaigns in schools targeted to the youth segment, and (3) Netman, a new brand to provide broadband services, designed to be the best broadband service provider in Namibia, with 95% of coverage and download speeds of up to 7.2 Mbps.

In 2010, CVT’s revenues increased by 9.2% y.o.y to CVE 9,259 million, while EBITDA decreased by 10.8% y.o.y to CVE 4,246 million. EBITDA margin stood at 45.9%. Revenues and EBITDA performance were impacted by the introduction of international accounting rules (IFRIC 12) related to concession agreements. Adjusting for this impact, revenues and EBITDA would have decreased by 6.2% and by 11.6%, respectively. In 2010, revenue performance was also negatively impacted by lower roaming revenues, as well as adverse regulatory impacts in the wireline business. Excluding regulatory impacts, EBITDA would have decreased by 4.4%. It is worth highlighting that, in 4Q10, EBITDA y.o.y trend improved significantly when compared to previous quarters. In 2010, CVT launched: (1) an institutional campaign to celebrate the achievement of surpassing 300 thousand mobile customers; (2) several campaigns in schools, targeted to youth segment; (3) new wireline campaigns to promote voice usage, and (4) new TV channels to increase IPTV market momentum. Therefore, broadband and IPTV customers increased significantly, representing, respectively, 22.1% and 10.3% of the wireline customer base.

In 2010, CTM’s revenues and EBITDA increased by 13.2% y.o.y and by 5.3% y.o.y to MOP 2,760 million and MOP 1,194 million, respectively. EBITDA margin was 43.2%. Revenue growth was achieved against a backdrop of a positive evolution of the economy of Macao, which led to an increase in the number of visitors in the period. Data revenues represented 14.7% of mobile service revenues. In 2010, CTM launched several campaigns aimed at smartphones and dongle users.

In 2010, CST’s revenues increased by 15.3% y.o.y to STD 310,531 million and EBITDA decreased by 1.5% y.o.y to STD 73,970 million. EBITDA performance was negativatly impacted by a new tax on foreign suppliers. Excluding this impact, EBITDA would have increased by 19.1% y.o.y. EBITDA margin stood at 23.8%. In December 2010, mobile customers surpassed 100 thousand, reaching a penetration of more than 60% of the country.

In 2010, Timor Telecom’s revenues and EBITDA increased by 17.8% y.o.y and by 29.1% y.o.y, to USD 57 million and USD 32 million, respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin was 56.4%. Data revenues accounted for 14.6% of mobile service revenues. Customer growth was achived against a backdrop of expanding coverage and strengthening of commercial offer as in 2010 Timor Telecom: (1) relaunched its commercial brand; (2) launched 3G services; (3) increased significatively its distribution network capillarity, and (4) improved its commercial offer, with low end handsets and traffic stimulation campaigns.

07 Employees

Number of employees and productivity ratios

	2010	2009	y.o.y	y.o.y %
Portuguese businesses	10,985	10,978	7	0.1%
Wireline	6,177	6,450	(273)	(4.2)%
Mobile • TMN	1,029	1,004	25	2.5%
Other	3,779	3,524	255	7.2%
International businesses	22,537	20,744	1,793	8.6%
Total Group employees	33,522	31,722	1,800	5.7%
Fixed lines per employee	790	711	79	11.1%
Mobile cards per employee	7,210	7,223	(13)	(0.2)%

As at 31 December 2010, PT’s employees were 33,522, of which 32.8% were in the Portuguese operations. In the wireline business, the total number of employees decreased by 4.2% y.o.y, while the ratio of fixed lines per employee improved by 11.1% in 2010 to 790 lines. This reflects the integrated management of the wireline and mobile businesses, and the growth in pay-TV and fixed broadband.

At the end of 2010, the total number of employees at TMN increased by 2.5% y.o.y to 1,029, while the ratio of mobile cards per employee was broadly flat at 7,210.

08 Capital markets

Shareholder remuneration

In terms of shareholder remuneration, PT returned approximately Euro 1,380 million to shareholders in 2010, through a combination of the following:

•                  Dividend related to fiscal year 2009 of Euro 57.5 cents per share paid in May 2010, amounting to Euro 504 million.

•                  An exceptional Euro 1.00 per share paid in December 2010, as an anticipation of 2010 profits, amouting to Euro 875.9 million.

(1) Proposal of the Board of Directors and subject to shareholder approval at the AGM on 6 May, 2011. Excludes any possible distribution of an anticipation of 2011profits as shareholder remuneration programme proposed by the Board of Directors.

On 3 November 2010, the Board of Directors approved a new shareholder remuneration policy, which consists on the distribution of:

•                  An exceptional cash dividend of Euro 1.65 per share, of which Euro 1.00 per share was paid in December 2010 and Euro 0.65 per shares to be paid in 2011, subject to the Annual Shareholders’ Meeting approval.

•                  An ordinary cash dividend of Euro 0.65 per share for the fiscal years ending 31 December 2010 and 2011, an increase of 13% compared to the initial commitment by the Company of Euro 0.575 for the same period, which is also subject to Annual Shareholders’ Meeting approval.

The Board will also propose that PT adopts a progressive dividend policy with the objective of raising the dividend per share every year between 3% and 5% for the period between 2012 and 2014.

Furthermore, for the fiscal year 2011 onwards, the Board of Directors also has the intention to approve the payment of an interim ordinary dividend based on the financial performance of the Company, in order to allow for a smoother cash return to its shareholders throughout the year.

PT will further reinforce its commitment to continue to deliver best in class returns and free cash flow payout to its shareholders, while retaining a solid balance sheet and financial flexibility to continue investing in its core markets, new products and services and maintaining its long term strategic competitive position.

The exceptional cash dividend and the remuneration package proposal are subject to market conditions, PT’s financial condition, applicable law regarding the distribution of net income, including additional shareholder approvals, as applicable, and other factors considered relevant by the Board at the time.

As at 31 December 2010 and as at the date of this report, PT had equity swap contracts over 20,640,000 own shares, contracted under a former share buyback programme. Adjusting for equity swaps on own shares, the total number of outstanding shares recognised in the balance sheet, is 875,872,500.

Shareholder structure

At the end of 2010, the holdings of the qualified shareholders represented more than 50% of PT’s share capital, as follows:

Qualified holdings

Date of report	Institutions	No. of shares	% of capital	% of voting rights
25/Nov/10	Capital Research and Managment	90.421.315	10,09%	10,09%
31/Dec/10	Espirito Santo Group (1)	89.174.416	9,95%	9,95%
08/Jun/10	RS Holding, SGPS, S.A.	60.698.090	6,77%	6,77%
31/Dec/10	Caixa Geral de Depósitos Group	56.158.965	6,26%	6,26%
03/Dec/10	The Income Fund of América, Inc.	45.091.419	5,03%	—
31/Dec/10	Brandes Investments Partners, L.P.	46.953.365	5,24%	4,11%
24/Nov/10	Norges Bank	44.324.863	4,94%	4,94%
22/Dec/10	TPG-Axon Capital Managment, LP (2)	37.929.088	4,23%	4,23%
24/Nov/10	Barclays Group	26.373.929	2,94%	2,94%
31/Dec/10	Visabeira Group	23.642.885	2,64%	2,64%
22/Dec/10	Deutsche Bank AG (3) (4)	22.014.272	2,46%	2,46%
07/Dec/09	BlackRock Inc.	21.025.118	2,35%	2,35%
03/Feb/10	Controlinveste Comunicações	20.419.325	2,28%	2,28%
29/Dec/10	The Royal Bank of Scotland, N.V. (5)	19.720.324	2,20%	2,20%
24/Jun/10	Telefónica, S.A. (6)	18.122.661	2,02%	2,02%
11/Oct/10	Europacific Growth Fund	18.061.608	2,01%	—
17/Aug/10	UBS AG	17.961.777	2,00%	2,00%

(1) On 28 January 2011, PT further disclosed that BES held a qualified holding corresponding to a total of 89,924,416 ordinary shares representing 10.03% of PT’s share capital and corresponding voting rights. (2) PT announced that TPG-Axon Capital Management, LP held a long position on a total of 43,929,088 shares (corresponding to the above mentioned qualified holding and call options on 6,000,000 PT shares) representing 4.90% of PT’s share capital and corresponding voting rights. On 10 March 2011, PT disclosed that TPG-Axon Capital Management, LP became lower than the 2% applicable threshold for disclosure of qualified holdings. (3) On 22 December 2010, PT also announced that Deutsche Bank AG held a long position corresponding to 22,014,272 PT ordinary shares, representing 2.46% of the share capital and voting rights in PT. (4) On 7 January 2011, PT further disclosed that DB AG’s holding and long position on PT became lower than the 2% applicable thresholds for disclosure of qualified holdings and long positions. (5) On 7 January 2011, PT disclosed that RBS’ holding became lower than the 2% applicable threshold for disclosure of qualified holdings. (6) This qualified holding was notified by Telefónica to PT on 23 June 2010. Subsequently, on 28 June 2010, CMVM announced to the market a draft decision of its Management Board according to which the voting rights pertaining to the shares subject to equity swap contracts should continue to be attributed to Telefónica. To date, CMVM did not disclose any final decision nor did Telefónica communicate to PT any change or correction as regards this qualified holding.

*On 15 March 2011, PT disclosed that Telemar Norte Leste SA (“TMAR”), which on 31 December 2010 did not hold any qualified holding in PT, came to hold 26,895,360 ordinary shares representing 3.00% of PT’s share capital and corresponding voting rights.

PT has a diversified shareholder base, with approximately two thirds of its share capital being held by foreign shareholders, mainly in Continental Europe, United States and UK, wich represent approximately 29%, 21% and 13%, respectively of the total shareholder base. The Portuguese market represents 36% of PT’s outstanding capital.

Share performance

PT shares closed the year 2010 at Euro 8.38, representing an increase of 7.0% over the previous year. The DJ Stoxx Telecom Europe index increased 2.9% in 2010 and the PSI-20 index registered a decrease of 10.3% in the same period.

In terms of total shareholder return, PT posted a 17.8% increase during 2010, which compares to 10.2% posted by the DJ Stoxx Telecom Europe index over the same period, thus also outperforming the sector.

Among the major financial markets, the NASDAQ registered the best performance in 2010 (+16.9%), followed by the DAX (+16.1%). The PSI-20 index saw a negative performance in 2010 (-10.3%) reflecting the financial crisis and economy weakness in Portugal.

Around 1,203 million PT shares were traded in 2010, equivalent to a daily average of 4.7 million shares.

In 2010, the price of PT’s ADRs decreased by 5.6%, closing the year at US$ 11.46. An average of approximately 216 thousand PT ADRs was traded daily in 2010 on the New York Stock Exchange. The number of ADRs outstanding at the end of 2010 was 25.5 million, of which 71.9% were owned by the top 5 institutional shareholders.

Bond performance

The key credit strength of PT in 2010 continued to be its ability to generate a strong operating free cash flow, as a result of leading market positions in both fixed and mobile businesses in Portugal and in its international operations, as well as the implementation of continued cost cutting programmes. In 2010, PT maintained a solid liquidity position, given its significant level of cash, its debt profile (with an average maturity of approximately

10 years as of the year-end) and the additional flexibility provided by its committed stand-by lines and underwritten commercial paper lines.

Rating

In 2010, rating agencies have confirmed the credit rating assigned to Portugal Telecom as Baa2 with stable outlook from Moody’s and BBB with stable outlook from both Standard & Poor’s and Fitch. These ratings already account for the announced use of proceeds from the sale of PT’s stake in Brasilcel closed on 27 September 2010.

Bonds

In 2010, the performance of PT’s bonds was significantly influenced by market concerns on sovereigns’ creditworthiness which affected the perceived credit risk of corporates. These concerns were particularly focused on a group of European sovereigns, including Portugal, which credit spreads have widened significantly during 2010. However, yields on PT’s bond have increased much less than yields of Portuguese sovereign bonds, as a result of PT’s own financial strength and relevant exposure to different geographic markets, which have been growing considerably.

On 8 February 2011, Portugal Telecom, through its wholly-owned subsidiary PT International Finance BV, has issued a Euro 600 million Eurobond, with a maturity of 5 years and coupon rate of 5.625%.

In 2010, PT’s exchangeable bonds price followed PT’s share price performance described above. Price of these bonds reached a minimum of 93% in May and a maximum of 108% in November, ending the year at 100.1%. On 28 December 2010, the exchange price of these exchangeable bonds was adjusted to Euro 11.06, under the terms and conditions of the bonds.

Investor relations activities

PT has a policy of providing its shareholders and other members of the international financial community with clear, transparent, regular and two-way communications.

During 2010, the Company participated in several investor events, including investor roadshows, analyst and investor presentations, one-on-one meetings and conference calls, as well investor conferences in Europe and in the US.

In 2010, PT held over 232 meetings with analysts and investors, meetings in its offices and conference calls with investors and analysts on a regular basis. Additionally, PT held three road shows in Europe, USA and Middle East, thus expanding the scope of these initiatives.

09 Main events

Events of the year

Shareholder remuneration

16. Apr.10 | PT’s shareholders approved at the Annual General Meeting held on 16 April 2010 the application of the 2009 net income of Euro 529,778,473, which resulted in the approval of the payment of dividends in the amount of Euro 515,494,687.50 to the shareholders, corresponding to Euro 0.575 per share, and of the transfer of the remainder amount to retained earnings. Excluding dividends in respect of shares held in treasury by PT, shareholders were paid dividends in the global amount of Euro 503,626,688.

3. Nov.10 | PT announced that the Board of Directors approved the intention to submit for shareholders’ approval at the next Shareholders’ Meeting a shareholder remuneration proposal as follows:

•                  An exceptional cash dividend of Euro 1.65 per share, of which Euro 1.00 per share to be paid in December 2010 (as an anticipation of 2010 profits) that requires a prior formal approval in a specific Board meeting, and Euro 0.65 per share to be paid in 2011, with the latter subject to the Annual Shareholders’ Meeting approval, in May 2011.

•                 An ordinary cash dividend of Euro 0.65 per share for the fiscal years ending 31 December 2010 and 2011, which is also subject to Annual Shareholders’ Meeting approval.

The Board will also propose that PT adopts a progressive dividend policy with the objective of raising the dividend per share every year between 3% and 5% for the period between 2012 and 2014.

The exceptional cash dividend and the remuneration package proposal are subject to market conditions, PT’s financial condition, applicable law regarding the distribution of net income, including additional shareholder approvals, as applicable, and other factors considered relevant by the Board at the time.

Furthermore, for the fiscal year 2011 onwards, the Board of Directors also has the intention to approve the payment of an interim ordinary dividend based on the financial performance of the Company, in order to allow for a smoother cash return to its shareholders throughout the year.

Corporate bodies

17. Feb.10 | PT announced that Rui Pedro Soares resigned from his office as executive member of the Company’s Board of Directors.

22. Feb.10 | PT announced that Fernando Soares Carneiro resigned from his office as executive member of the Company’s Board of Directors.

25. Mar.10 | PT announced that António Manuel Palma Ramalho resigned from his office as non-executive member of the Company’s Board of Directors

27. Sep.10 | PT announced that Santiago Fernández Valbuena resigned from his office as non-executive member of the Company’s Board of Directors.

27. Sep.10 | PT announced that José Maria Alvarez-Pallete Lopéz resigned from his office as non-executive member of the Company’s Board of Directors.

Management transactions

28. Jan.10 | PT announced that Paulo José Lopes Varela, non-executive director of PT since 27 March 2009, acquired, on 14 December 2009, on the regulated market operated by Euronext Lisbon,  4,110 PT shares, at a price of Euro 8.51 per share. As a result of this acquisition, Paulo José Lopes Varela held a total of 7,134 PT shares.

24. Jun.10 | PT announced that it had been notified by Telefónica, pursuant to the terms of article 248-B of the Portuguese Securities Code and of article 14 of CMVM Regulation no. 5/2008, of the disposal of PT shares and the execution of equity swaps with cash settlement on PT shares. As a result of these transactions, Telefónica, held a total of 18,122,661 PT shares, representing 2.02% of the share capital and voting rights in PT. PT further announced that it had been informed by Telefónica that this latter was a person closely related to the management of PT as two of its directors were also directors of PT, and therefore it had the obligation to notify PT of such transactions pursuant to paragraph 4, b) of article 248-B of the Portuguese Securities Code.

Digital Terrestrial Television

22.Jan.10 | PT confirmed that PT Comunicações required to the telecoms regulator, ANACOM, and the ERC the revocation of the licenses granted for the use of Multiplexers B to F since in its opinion the necessary conditions for the development of such project were no longer met.

Acquisition of GPTI

8. Feb.10 | PT announced the acquisition of 100% of GPTI. The acquisition was carried out through the issuance of shares of Dedic, a 100% owned PT subsidiary that operates in the contact centre business in Brazil. Following the acquisition, GPTI’s shareholders became holders of a 12.5% stake in Dedic. Depending on the operational and financial performance of GPTI in 2010 and 2011, this stake may range from 5% to 20%.

Rulings on the appeal against AdC decision

2. Mar.10 | PT announced that the Lisbon Commerce Court ruled entirely in favour of the appeal lodged by PT Comunicações against the Portuguese Competition Authority’s decision of 1 August 2007, which condemned PT Comunicações in the payment of a fine amounting to Euro 38 million for allegedly refusing, without an objective justification, to grant access to certain sections of its duct system by TV Tel and Cabovisão. Therefore, PT Comunicações was cleared from the accusation of an infringement of competition rules, notably of abusing a dominant position, despite this decision could still be appealed.

22. Dec.10 | The Lisbon Court of Appeals (Tribunal da Relação de Lisboa) confirmed the judgment of the Lisbon Commerce Court on 2 March 2010, which cleared PT Comunicações from a fine of Euro 38 million levied by the Portuguese Competition Authority on August 2007, for allegedly refusing, without an objective justification, to grant access to certain sections of its duct system to TV Tel and Cabovisão. The Public Prosecutor (Ministério Público) in charge of the case at the Commerce Court argued for the dismissal of the appeal brought by the Competition Authority before the Lisbon Court of Appeals. Similarly the Public Prosecutor responsible for the case at the Lisbon Court of Appeals has also issued an opinion in the same direction. Following closely the Lisbon Commerce Court decision, the Court of Appeals concluded that there was no evidence that the sections of PT’s duct system which TVTel and Cabovisão were not allowed to access were essential facilities for the supply of pay-TV, Internet access and fixed line telephony services.

Offer over Brasilcel

10. May.10 | PT announced that it received an unsolicited, binding and unconditional offer from Telefónica to acquire PT’s 50% shareholding in Brasilcel, the holding company of Vivo Participações, for Euro 5.7 billion. PT further announced that its Board of Directors unanimously rejected Telefónica’s offer.

1. Jun.10 | PT announced that it received from Telefónica a revised proposal to acquire PT’s 50% shareholding in Brasilcel for Euro 6.5 billion, with two alternatives, one for the immediate sale of its entire stake and another to be executed at PT’s sole discretion during a three year period. The Board of Directors considered that the offer did not reflect the strategic value of Vivo for Telefónica and resolved to request a Shareholders’ Meeting so that PT’s shareholders could come to a decision on the offer. In addition, the Board of Directors appointed the Chairman, the Chief Executive Officer and the Chief Financial Officer to discuss the offer with Telefónica, until the aforementioned Shareholders’ Meeting took place.

4. Jun.10 | PT announced the call by the Chairman of the General Meeting of a General Shareholders’ Meeting to be held on 30 June 2010 to resolve on the proposal received from Telefónica on 1 June 2010 for the acquisition of the shareholding held by PT in Brasilcel.

10. Jun.10 | PT published an information statement regarding the offer received from Telefónica.

29. Jun.10 | PT announced that it received from Telefónica a revised price for the proposal to acquire PT’s 50% shareholding in Brasilcel. This new consideration amounted to Euro 7.15 billion and was effective until 2 July 2010. All the other terms and conditions of the offer received on 1 June 2010 remained unchanged.

30. Jun.10 | The Chairman of the General Meeting of Portugal Telecom announced that Telefónica offer of Euro 7.15 billion for Portugal Telecom’s 50% stake in Brasilcel was rejected by the General Meeting.

17. Jul.10 | PT announced the expiration of Telefónica’s offer. Despite the Board of Directors’s resolution to formally request to Telefónica a final extension of the validity of the offer until 28 July 2010 and the negotiations undertaken for such purpose. On 17 July 2010 Telefónica informed Portugal Telecom that it decided not to accept the request from the Board of Directors of Portugal Telecom for a final extension of the validity of the offer. The offer thus expired at 11:59 p.m. of 16 July 2010.

28.Jul.10 | PT announced that it reached an agreement with Telefónica for the sale of PT’s 50% interest in Brasilcel. The Board of Directors of Portugal Telecom approved the sale of its 50% stake in Brasilcel to

Telefónica for a total consideration of Euro 7.5 billion, of which: (i) Euro 4.5 billion paid on closing of the transaction (on 27 September 2010); (ii) Euro 1 billion paid on 30 December 2010, and (iii) Euro 2 billion to be paid no later than 31 October 2011.

27. Sept.10 | PT informed that it concluded the sale of its 50% stake in Brasilcel to Telefónica. As previously agreed, Euro 4.5 billion of the total consideration, amounting to Euro 7.5, billion were received by Portugal Telecom.

Partnership with Oi Group

28. Jul.10 | PT announced a strategic partnership with the Oi Group. The agreement reached between the parties includes the establishment of a strategic partnership between Portugal Telecom and the Oi Group encompassing a direct and indirect economic ownership by PT of 22.38% in Oi Group with a maximum estimated investment of R$ 8.4 billion (equivalent to Euro 3.7 billion, based on the exchange rate at the time). The partnership may also result in the acquisition by Telemar of a stake of up to 10% in Portugal Telecom. Portugal Telecom will have a relevant role in the management of Telemar Participações and its subsidiaries, including the right to appoint two directors at the board of Telemar Participações (one being an alternate member) and two directors at the board of Tele Norte Leste Participações. Additionally, as a strategic partner, PT will proportionally consolidate its stake in Telemar Participações, which fully consolidates the Oi Group.

29. Oct.10 | PT announced that Anatel, the Brazilian telecoms regulator, approved the transaction associated with the strategic partnership established between PT and Telemar Participações and its subsidiaries (“Oi Group”) and the corresponding investment of PT in the Oi Group. Additionally, PT informed that it has agreed to extend, for an additional similar period of 90 days, the validity of the memorandum of understanding entered into on the aforementioned date with a view to establishing the basis and principles of the negotiations of a strategic partnership between PT and the Oi Group.

Pension funds

29. Sept.10 | PT informed that it was in the process of discussing with the Portuguese government regarding the potential transfer of the pension liabilities and pension funds to the Portuguese State.

2. Dec.10 | PT announced that it reached agreement with the Portuguese State for the transfer to Caixa Geral das Aposentações (“CGA”) of the pension liabilities, which are guaranteed by PT Comunicações S.A. (“PTComunicações”), relating to part of its active and former employees, and of associated pension funds that cover such liabilities. The proposed transfer includes the “Plano de Pensões do Pessoal da Portugal Telecom/CGA”, the “Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi” and the liabilities associated with the survival benefit included in the “Plano de Pensões Marconi” (together the “Regulated Pension Plans”). The “Plano de Pensões do Pessoal da Portugal Telecom/CGA” was transferred as from 1 December 2010 and the “Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi” and “Plano de Pensões Marconi” was transferred on 31 December 2010.

Debt

28. Dec.10 | PT informed that the exchange price of Portugal Telecom International Finance B.V. Euro 750,000,000 4.125% Exchangeable Bonds due in 2014 (ISIN XS0309600848, Common code 030960084) and exchangeable into ordinary shares of PT (the Bonds) in accordance with Condition 6.2(c)(i) of the Bonds was adjusted.  Effective on 28 December 2010, the Exchange Price is Euro 11.06. Thus, each holder of a Bond in a principal amount of Euro 50,000 is entitled to receive 4,520 shares of Portugal Telecom SGPS, S.A. upon exercise of the Exchange Rights, under the Terms and Conditions of the Bonds.

Subsequent events

News related to Dedic and Contax

10. Jan.11 | PT informed that it was in negotiations with CTX Participações S.A. (“CTX”), its subsidiary Contax and its controlling shareholders to define the structure and conditions of a possible corporate restructuring which would result in a potential integration of the businesses and activities of Contax and Dedic and in PT becoming a shareholder of CTX.

Partnership with Oi Group

26. Jan.11 | PT informed that it signed the definitive sales and purchase, subscription and shareholders agreements with Oi and its controlling shareholders.

Debt

27. Jan.11 | PT announced the successful issuance of a Euro 600 million Eurobond, with a maturity of 5 years, through its wholly-owned subsidiary PT International Finance BV. The coupon of this issue was 5.625%, with a reoffer

10 Main risks and uncertainties

In 2010 PT has maintained a strong commitment in the implementation of a process that evaluates and manages the risks that may have an adverse effect on the company operations or have a negative impact on the ability to achieve its strategic goals. These processes are supported by a Risk Management Model based on international standards - COSO II, developed by the Committee of Sponsorship Organizations of the Treadway Commission.

This approach relies on the identification and analysis of key value drivers and uncertainties that may affect value creation and the achievement of the strategic objectives. The whole processe aims to ensure the compliance with Corporate Governance best practices and increased transparency in the disclosure process to investors, shareholders and other stakeholders.

Using a structured framework align with strategic planning and operational management, Risk Management relies on the commitment of PT entire workforce in adopting risk management procedures as an integral part of their day to day responsibilities, which includes the identification of risks and the adoption of behaviours/processes that avoid or mitigate risk.

Risk Management is sponsored by the Executive Committee and directly supported by the management teams of the various business units, both at national and international level, in order to ensure a timely identification and prioritisation of critical risks, and the development of risk management strategies in order to implement appropriate controls and ensure that risks are maintained within an acceptable level. It should also be mentioned that the whole process is monitored by the Audit Committee, an independent supervisory body composed by non-executive board members.

Main Risk and Uncertainties

Environment Risks	Regulation

PT is subject to the risk of regulatory changes or actions of national, European Union or international regulatory entities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner. The Regulation Department is in charge of the management of regulation risk and must be up to date on new regulations applicable to the sector with an impact on the PT. The risk management strategy and response is coordinated with the different operational areas. Within the follow-up of the various risks and opportunities related to regulation, we highlight the following matters: (i) Next Generation Networks; (ii) Digital Terrestrial Television; (iii) Retail offers and pricing; (iv) Wholesale reference offers; (v) Universal Service; (vi) Radio-electric spectrum; (vii) Relevant Broadband Markets; viii) Roaming regulation; and (ix) Digital Dividend.

Competition

There is a possibility of a decline in the PT Group’s revenues due to an increase in competition by other operators or new players in the market, notably through (i) development of new products and services; (ii) aggressive marketing and sales policies; (iii) improvements in product or service quality; (iv) increase in productivity and cost reduction; and (v) re-configuration of the value chain from the customer’s viewpoint.

PT acts proactively in expanding, diversifying and continued improvement of its product and service portfolio, in order to satisfactorily respond to this risk. Within this scope, the following initiatives/actions should be highlighted:

	i.	IPTV triple play service deployment;
	ii.	Massive Fibre-to-the-home (FTTH) offer, supported by an internationally awarded next generation network;
	iii.	Launching of new data and video mobile services for last generation cellular phones;
	iv.	Convergent offers and packages to capitalize the PT Group’s technological know-how in the wireline and mobile areas.
It should be stressed that these actions are completed by a constant benchmarking of PT vis-à-vis its competitors’ business, in order to ensure leadership and excellence of the offer to its customers.
Technological Innovation

In view of the background of quick technological changes in the business sector of the Group, PT is subject to the risk of failing to leverage technological advances and developments in its business model, in order to obtain or maintain competitive advantages.

The PT Group is historically one of the Portuguese companies with a larger volume of investment in Research and Development (R&D). In this field, PT holds strategic assets that allow it to ensure the implementation of innovative projects, including:

•

PT Inovação: a company aimed at the technological development of the Group’s businesses, in terms of applied research, engineering services and development of innovative solutions and services, both in the domestic and the international market.

•

OPEN development and innovation programme: having as its purpose the implementation of systematized research practices and information processing, involving the whole organization, for the materialization of innovative projects.

•

Strategic planning of network infrastructures and rollout of new technologies, which implies the preparation of reports and periodic analysis on the evolution, standardization and adoption of new technologies by the sector, including the carrying out of international benchmarks.

	•	Strategic partnerships with technological, equipment and content suppliers and service providers.

Economic Environment

The international financial crisis may extend the recession at Portuguese and world economy level and delay economic recovery, which might have an impact on the level of product and service demand, and as a result on the level of the operational and financial performance of PT. In this sense, management continuously monitors impacts on the operational and financial performance of PT.

The management team acts proactively in identifying threats and opportunities at the level of the industry, sector and geographies were it is present, in order to diversify the asset portfolio and ensure the growth and profitability of the business.

Financial Risks	Exhange Rates

PT holds financial investments in foreign countries which currency is not the euro, including Brazil and a few African countries. Exchange rate fluctuations of those currencies against the euro affect the translation of the results attributable to PT, and therefore impact the PT Group’s results and asset position.

The Company does not have a hedging policy regarding the value of these investments; however the Executive Committee analyses the execution of cash flow hedging of the dividends and other capital income.

Interest Rates

Recent events have increased uncertainty and volatility in financial markets. Risk premium in the markets has increased significantly. In this way, the current conditions of the financial markets might have an adverse effect on the PT Group’s ability to access the capital it needs to support its growth, its strategies, and to generate future financial returns. The management of the financial market risk is ensured by the Corporate Finance Department.

PT is exposed to the risk of interest rates varying from its expected value resulting in lower investment returns than anticipated or higher product or loan costs than forecast. The instability of the financial markets and the fluctuation of the interest rate on the Portuguese Sovereign debt raise the potential for the materialization of this risk factor.

PT executes agreements regarding a set of derivative financial instruments so as to minimize the risks of exposure to interest and exchange rate variations. The execution of agreements concerning financial instruments is made after a careful analysis of risks and benefits inherent in this kind of transactions and in consultation with various institutions acting in this market. These transactions are subject to prior approval by the Executive Committee and involve a permanent follow-up of the evolution of the financial markets and of the positions held by the Company.

Operational Risks	Infrastructure Capacity

The capacity and availability of network infrastructures are essential features for PT to ensure continued critical operations within high quality parameters aimed not only at customer satisfaction, but also in compliance with regulatory requirements. In this way, PT has strongly emphasized the management of this risk, not only at infrastructure availability level, but also in the increase of infrastructure capacity, in such a way as to support new product and service offers to its customers. Additionally, PT’s ownership of a network infrastructure located in the public domain increases the PT’s exposure to the occurrence of breakdowns and incidents. Within this scope, follow-up and risk mitigation actions are carried out as follows:

		•	Securing the telecommunications core network;
		•	Preparation of risk diagnoses for the various technological platforms, identifying dependencies and single failure points;
		•	Definition and implementation of disaster recovery plans;
		•	Implementation of systems and procedures aimed at ensuring determined QoS (Quality of Service) and QoE (Quality of End user Experience) levels;
		•	Investment in new generation networks and preventive maintenance actions;
		•	Investment in information systems to support the activity of technical teams.

In February 2010, following the storm that occurred in the Madeira island, the resiliency of the PT Group’s infrastructure network and its capacity to respond to natural disasters was put to the test. It should be stressed that torrential rain, floods and landslides debilitated or destroyed a significant portion of critical infrastructure in the island, including the telecommunications infrastructure. PT kept a close follow-up of this situation from the first instant and technical means and additional resources were made available in order to swiftly normalize wireline, mobile, satellite and submarine communications in the Madeira Autonomous Region.

The creation of a multidiscipline task force to respond to the emergency, involving all the company’s technical areas in Madeira and Continental Portugal, permitted a quick recovery of 85% of the island’s mobile and wireline communications. The Group’s prompt action further permitted a more effective intervention by the authorities in their response to this catastrophe, and avoided the isolation of the population in some parts of the island.

Strategic Partnerships

The growth strategy at national and international level is based on a combination of alliances and partnerships that enhance the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies have played a central role in the management of this risk, by leveraging existing opportunities.

Such alliances are not restricted to a single field, as they include as partners: (i) technology suppliers; (ii) infrastructure and maintenance providers; (iii) R&D experts; (iv terminal equipments and handhelds suppliers; and (v) content suppliers, among others.

Environmental

Pursuing an appropriate environmental policy has been a concern for Portugal Telecom, in order to reduce the Company’s exposure to environmental damages that might consist in: (i) liability towards third parties for any material damage caused; (ii) liability towards governments or third parties for the cost of waste removal, added by possible compensations.

In this was,  PT has reinforced its environmental management principles and actions, thus ensuring the certification of associated systems according to the ISO 14001 standard. Environmental management policies and systems cover the following areas of intervention: (i) Resource consumption; (ii) Waste production and routing; (iii) Atmospheric emissions; (iv) Noise and electromagnetic fields; (v) A suppliers sustainability program; (v) Awareness and training campaigns.

Furthermore, it should be stressed that the management models are subjected to periodic audits, both internal and external, and a continuous assessment of any impacts and improvements to be implemented is also carried out.

Talent Retention

 PT’s capacity to obtain and retain talent is a fundamental vector for the pursuance of the Company’s strategic goals, particularly within the competitive context where PT operates, both at national and international level. In this way, the Company has paid special attention to the management of this risk, at the charge of the Human Resources Office, which acts:

	•	In the recruitment of new employees having the profile and knowledge necessary to ensure the key skills required for the present and future development of PT;
	•	In the identification of key-elements of PT, and then implement retention strategies as appropriate for the segments defined for its management.

For additional information on internal controls and risk management please refer to the Corporate Governance Report included in this Annual Report.

11 Outlook

PT will continue to be a growth-oriented company, aiming at exploring the full potential of its assets portfolio, by taking advantage of existing and future opportunities in the telecommunications, multimedia and IT services markets. PT aims to continue to take advantage of the convergence opportunities, by bundling traditional voice and data services with new and sophisticated multimedia and IT services.

Following the restructuring of its Portuguese business along customer segments, PT will continue to focus its efforts on the development of fixed-mobile, IT-telecoms and multimedia convergent products and services and integrated offers aimed at acquiring new customers, increasing share-of-wallet, improving customer loyalty and decreasing customer retention costs. PT will continue to invest in innovation, research and development aiming at enhancing its services with new, distinctive and customised features, functionalities and content tailored to meet customer needs. PT will continue to leverage on close partnerships with its suppliers in order to reduce time-to-market and further differentiate its value proposition to its customers. PT will continue to invest to further develop new and more effective access and core networks and platforms, in fixed-line as well as in mobile, aimed at offering increased bandwidth to its customers, and in cloud services aimed at taking further advantage of these networks. Furthermore, PT will continue to rationalise its cost structure through productivity increases and business process reengineering.

PT will continue to be a geographically diversified operator, aimed at offering its shareholders a lower risk profile, reduced dependence on a single market and an improved growth profile. In Brazil, following the sale of Vivo and the strategic partnership established with Oi, which includes the acquisition of a joint control stake in Oi, PT aims to further explore the growth potential of Oi’s assets, leveraging on Brazil’s favourable demographics, economic growth perspectives and penetration upside potential of telecom services, particularly in fixed and mobile broadband and TV, and in leverage fixed-mobile convergence. Additionally, PT also intends to increase its exposure to high-growth markets in Africa by taking full advantage of its existing asset portfolio and partnerships and selectively consider value-creating opportunities. PT will continue to promote the sharing of best practices amongst all of its assets, aiming at ensuring a sustainable competitive position in all markets and getting benefits of scale in terms of access to technology and innovation.

PT will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to its existing businesses, placing the profitability of its assets under pressure. PT will also continue to operate in a context of a worldwide and European economic instability that will create additional challenges and barriers to the development of its businesses.

PT will continue to contribute to the development of the information society, to promote the info-inclusion of the citizens in all countries where it operates. PT also aims to be a reference in terms of sustainability and will continue to invest in the development of a sustainable business model, embracing policies and developing practices aimed at fully respecting the society and the environment.

In line with its announced remuneration policy, PT will provide one of the most attractive shareholder remuneration packages of the sector, which aims to combine with above-average growth prospects, leveraging on its international portfolio.

12 Statement by the persons responsible

For the purposes of subparagraph 1, c) of article 245 of the Portuguese Securities Code, the members of the Board of Directors of Portugal Telecom, SGPS, SA identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Board of Directors and/or Executive Committee, as applicable, while in office:

•                  The management report, the financial statements, the auditor’s opinion and the other financial statements and documents required by law or regulation concerning the financial year ended on 31 December 2010 were prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of Portugal Telecom, SGPS, SA and the undertakings included in the consolidation taken as a whole;

•                  The management report concerning such financial year includes a fair review of the development of the business and the performance and position of Portugal Telecom, SGPS, SA and the undertakings included in the consolidation taken as a whole, including an accurate description of the principal risks and uncertainties that they face.

Lisbon, 24 March 2011

Henrique Granadeiro, Chairman of the Board of Directors

Zeinal Bava, Chief Executive Officer

Luís Pacheco de Melo, Director, Chief Financial Officer

Carlos Alves Duarte, Executive Director

Manuel Rosa da Silva, Executive Director

Shakhaf Wine, Executive Director

Francisco Manuel Marques Bandeira, Non-Executive Director

José Guilherme Xavier de Basto, Non-Executive Director

João Manuel de Mello Franco, Non-Executive Director

Joaquim Anibal Brito Freixial de Goes, Non-Executive Director

Mário João de Matos Gomes, Non-Executive Director

Gerald Stephen McGowan, Non-Executive Director

Rafael Luís Mora Funes, Non-Executive Director

Maria Helena Nazaré, Non-Executive Director

Amílcar Carlos Ferreira de Morais Pires, Non-Executive Director

Francisco Teixeira Pereira Soares, Non-Executive Director

Jorge Humberto Correia Tomé, Non-Executive Director

Paulo José Lopes Varela, Non-Executive Director

Milton Almicar Silva Vargas, Non-Executive Director

Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director

13 Activities of Non-Executive Directors

In accordance with Article Six of its Regulations, approved on 3 October 2008, PT’s Board of Directors has restated its commitment to conferring to its non-executive members the ability to monitor, evaluate and supervise the executive management of the Company.

During the year of 2010, PT’s non-executive directors were able to effectively carry out their functions without any kind of constrains. In light of this, we highlight the following activities:

•                  In addition to the exercise of their non-delegated duties on the Executive Committee, PT’s non-executive members have performed their supervisory functions over the executive management, under and for the purposes of Article 407(8) of the Portuguese Companies Code and paragraph 1 of Article Six of the Board of Directors Regulations. Indeed, pursuant to those rules, the delegation of powers in the Executive Committee does not exclude the legal duty of general surveillance impending over non-executive Directors.

•                  As set out in Articles Five and Six of the Board of Directors Internal Regulations, PT’s non-executive directors have also performed their supervisory functions in the internal committees of this corporate body, i.e.:

•                  In the Corporate Governance Committee, exclusively made up of non-executive directors whose powers and activities in 2010 are described in chapter II.3, paragraph C of the Company’s Corporate Governance Report;

•                  In the Evaluation Committee, made up of a majority of non-executive directors whose powers and activities in 2010 are described in chapter II.3, paragraph C of the Company’s Corporate Governance Report.

The effective performance of their functions by PT’s non-executive directors was also strengthened by the role of the Chairman of the Board of Directors, who, since 28 March 2008 has exclusively carried out the functions of chairman, no longer performing executive functions.

This role performed by the chairman is, inclusively, set out in Article Four of the Board of Directors Regulations and has been achieved by the following means:

•                  Monitoring of the Executive Committee activities in order to keep the Board of Directors informed about the performance of the duties delegated on such Committee;

•                  Promoting the effective performance of non-executive directors’ functions and duties, assuring the necessary mechanisms in order to allow them to take informed and independent decisions, in particular, within his responsibility to coordinate the Board of Directors’ meetings;

•                  Stimulating the activities of the Board of Directors’ internal committees.

During the year of 2010, PT’s non-executive directors were able to carry out the referred functions and activities, in particular, by the following practices:

•                  Executive Committee’s brief presentations, in the Board of Directors’ meetings, on the relevant aspects of the performed activities, providing the non-executive directors with the additional information requested;

•                  Sending by the Chief Executive Officer to the Chairman of the Board of Directors of the calls and minutes of the Executive Committee’s meetings;

•                  Regular attendance of the non-executive directors to the meetings of the Board of Directors (being them the majority of the members of this corporate body in functions);

•                  Obtaining by the non-executive directors, jointly or separately, of the necessary or convenient information to the performance of their functions, upon request to the Chairman of the Board of Directors and/or to the Chief Executive Officer, thus allowing a timely and proper answer;

•                  Without prejudice of recognised urgency, the call for the Board of Directors’ meetings is made at least 5 days in advance and the agenda as well as the documentation to support the resolutions are made available at least 3 days in advance.

Consolidated financial statements

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED 31 DECEMBER 2010 AND 2009

Euro

	Notes	2010	2009 (restated)
CONTINUING OPERATIONS
REVENUES
Services rendered	6	3,516,023,963	3,491,970,083
Sales	6	165,615,850	197,167,935
Other revenues	6	60,614,025	44,266,786
	6	3,742,253,838	3,733,404,804
COSTS, LOSSES AND (INCOME)
Wages and salaries	8	637,115,622	546,689,537
Direct costs	9	547,559,101	522,353,576
Costs of products sold	10	179,893,915	207,256,041
Marketing and publicity		81,096,858	78,608,913
Supplies and external services	11	724,519,676	733,310,901
Indirect taxes	13	45,418,246	57,816,564
Provisions and adjustments	39	34,951,944	30,505,493
Depreciation and amortisation	33 and 34	758,567,813	716,851,789
Net post retirement benefits costs	14	38,209,838	89,630,520
Curtailment and settlement costs	14	145,513,252	14,804,659
Gains on disposal of fixed assets, net		(5,542,839)	(1,955,803)
Other costs, net	15	141,194,008	45,609,985
		3,328,497,434	3,041,482,175
Income before financial results and taxes		413,756,404	691,922,629
FINANCIAL LOSSES AND (GAINS)
Net interest expenses	16	185,044,935	227,491,155
Net foreign currency exchange losses		6,814,213	212,867
Net gains on financial assets and other investments	17	(1,860,287)	(8,067,568)
Equity in earnings of associated companies, net	31	(141,709,104)	(456,043,545)
Net other financial losses	18	33,300,530	35,715,551
		81,590,287	(200,691,540)
Income before taxes		332,166,117	892,614,169
Income taxes	19	77,525,848	185,890,157
Net income from continuing operations		254,640,269	706,724,012
DISCONTINUED OPERATIONS
Net income from discontinued operations	20	5,565,426,533	82,462,164
NET INCOME		5,820,066,802	789,186,176
Attributable to non-controlling interests	21	147,871,835	104,452,033
Attributable to equity holders of the parent	23	5,672,194,967	684,734,143

Earnings per share
Basic	23	6.48	0.78
Diluted	23	6.06	0.76

Earnings per share from continuing operations
Basic	23	0.19	0.74
Diluted	23	0.19	0.72

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2010 AND 2009

Euro

	Notes	2010	2009 (restated)
Income and expenses recognised directly in shareholders’ equity
Foreign currency translation adjustments
Translation of foreign operations (i)		433,946,646	942,188,037
Transferred to profit and loss (ii)		(1,166,099,952)	(21,603,864)
Post retirement benefits
Net actuarial gains (losses)	14	(450,674,906)	164,773,415
Tax effect (iii)	19	85,748,128	(43,664,955)
Hedge accounting of financial instruments
Change in fair value		(3,791,679)	(2,407,036)
Transferred to profit and loss	42	3,859,739	1,633,364
Tax effect	19	(18,037)	205,023
Other expenses recognised directly in shareholders’ equity, net		(11,283,072)	(5,901,102)
		(1,108,313,133)	1,035,222,882
Reserves recognised directly in shareholders’ equity
Reassessement of the deferred tax liability related to the revaluation of assets (iv)	19	14,181,908	12,116,738
		14,181,908	12,116,738
Total earnings and reserves recognised directly in shareholders’ equity		(1,094,131,225)	1,047,339,620
Income recognised in the income statement		5,820,066,802	789,186,176
Total income recognised		4,725,935,577	1,836,525,796
Attributable to non-controlling interests		257,155,531	350,255,756
Attributable to equity holders of the parent		4,468,780,046	1,486,270,040

(i)                  Gains recorded in the years ended 31December 2010 and 2009 are mainly related to the appreciation of the Brazilian Real against the Euro, including primarily gains regarding Portugal Telecom’s investment in Brasilcel amounting to Euro 337 million in 2010, up to the date of sale, and Euro 882 million in 2009.

(ii)               In 2010, this caption includes an amount of Euro 1,134,159,099 (Note 20) corresponding to the cumulative amount of foreign currency translation adjustments relating to the investment in Brasilcel, which was reclassified to profit and loss upon the disposal of this investment in September 2010 (Note 1). In addition, this caption includes the amounts of Euro 31,940,853 and Euro 21,603,864 in 2010 and 2009 (Note 20), respectively, resulting from the transfer of a portion of accumulated foreign currency translation adjustments related to the investment in Brasilcel, following a repayment of part of this investment through share capital reductions occurred at this company prior to its disposal.

(iii)            This caption includes the tax effect related to the net actuarial losses and gains recorded in the years ended 31December 2010 and 2009, respectively, and a loss of Euro 26,924,481recognised in 2010 resulting from a reduction on the applicable tax rate from 26.5% to 25.0%, occurred during the year 2010.

(iv)           In 2010, this caption corresponds to the impact on deferred tax liabilities resulting from a reduction on the applicable tax rate. In 2009, following the decision to transfer certain real estate assets to the pension funds, and in accordance with IAS 12 Income Taxes, the deferred tax liability related to the revaluation of these assets was adjusted in order to reflect the manner in which Portugal Telecom expected to recover the carrying amount of these assets.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2010 AND 2009 AND 1 JANUARY 2009

Euro

			31 Dec2009	1 Jan 2009
	Notes	31 Dec 2010	(restated)	(restated)
ASSETS
Current Assets
Cash and cash equivalents		4,764,732,734	1,449,516,549	1,010,655,198
Short-term investments	24	341,772,444	26,867,252	52,933,160
Accounts receivable - trade	25	1,054,028,600	1,398,864,344	1,244,602,525
Accounts receivable - other	26	2,330,095,617	169,707,724	201,884,374
Inventories	27	101,515,755	239,877,325	297,382,098
Taxes receivable	28	37,545,321	254,765,524	317,865,624
Prepaid expenses	29	39,617,800	137,262,528	131,470,086
Other current assets	30	25,647,001	22,191,369	60,188,716
Non-current assets held for sale	31	160,448,046	—	—
Total current assets		8,855,403,318	3,699,052,615	3,316,981,781

Non-Current Assets
Accounts receivable - trade		1,451,332	2,594,779	3,384,632
Accounts receivable - other	26	17,661,730	8,845,235	4,856,624
Taxes receivable	28	267,622	196,429,460	140,771,497
Investments in group companies	31	361,517,602	597,210,048	613,179,099
Other investments	32	17,680,614	16,885,925	21,111,478
Intangible assets	33	1,111,692,584	4,074,303,198	3,486,237,730
Tangible assets	34	3,874,613,414	4,843,868,200	4,621,486,868
Post retirement benefits	14	1,927,991	67,588,596	1,557,026
Deferred taxes	19	653,075,198	1,019,511,128	1,032,723,979
Other non-current assets	30	274,640,756	314,203,554	478,954,057
Total non-current assets		6,314,528,843	11,141,440,123	10,404,262,990
Total assets		15,169,932,161	14,840,492,738	13,721,244,771

LIABILITIES
Current Liabilities
Short-term debt	35	951,921,279	494,531,900	2,254,666,256
Accounts payable	36	711,489,295	1,335,127,377	1,372,302,781
Accrued expenses	37	558,974,927	636,891,386	647,156,746
Deferred income	38	287,808,093	417,777,933	362,622,368
Taxes payable	28	57,410,840	293,891,365	337,641,837
Provisions	39	87,683,131	77,815,865	72,214,080
Other current liabilities	40	28,391,592	142,370,844	107,020,445
Total current liabilities		2,683,679,157	3,398,406,670	5,153,624,513

Non-Current Liabilities
Medium and long-term debt	35	6,254,380,288	6,551,516,128	4,441,190,114
Taxes payable	28	3,805,301	59,217,420	38,730,319
Provisions	39	40,947,202	102,629,790	96,806,426
Post retirement benefits	14	968,792,596	1,558,341,521	1,836,850,906
Deferred taxes	19	311,597,337	483,112,334	462,192,770
Other non-current liabilities	40	297,585,145	299,822,417	495,612,901
Total non-current liabilities		7,877,107,869	9,054,639,610	7,371,383,436
Total liabilities		10,560,787,026	12,453,046,280	12,525,007,949

SHAREHOLDERS’ EQUITY
Share capital	41	26,895,375	26,895,375	26,895,375
Treasury shares	41	(178,071,827)	(178,071,827)	(178,071,827)
Legal reserve	41	6,773,139	6,773,139	6,773,139
Reserve for treasury shares	41	6,970,320	6,970,320	6,970,320
Revaluation reserve	41	693,283,402	722,108,135	790,686,788
Other reserves and accumulated earnings	41	3,836,598,153	733,636,104	(421,227,368)
Equity excluding non-controlling interests		4,392,448,562	1,318,311,246	232,026,427
Non-controlling interests	21	216,696,573	1,069,135,212	964,210,395
Total equity		4,609,145,135	2,387,446,458	1,196,236,822
Total liabilities and shareholders’ equity		15,169,932,161	14,840,492,738	13,721,244,771

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2010 AND 2009

Euro

						Other reserves
				Reserve for		and	Equity excluding	Non-controlling
	Share	Treasury	Legal	treasury	Revaluation	accumulated	non-controlling	interests	Total
	capital	shares	reserve	shares	reserve	earnings	interests	(Note 21)	equity
Balance as at 1 January 2009, as restated	26,895,375	(178,071,827)	6,773,139	6,970,320	790,686,788	(421,227,368)	232,026,427	964,210,395	1,196,236,822
Dividends (Note 22)	—	—	—	—		(503,626,688)	(503,626,688)	(154,046,696)	(657,673,384)
Corporate reestructuring at Vivo (Note 21)	—	—	—	—		103,641,467	103,641,467	(103,641,467)	—
Acquisitions, disposals and share capital increases	—	—	—	—		—	—	12,357,224	12,357,224
Reassessement of the deferred tax liability related to the revaluation of assets (Note 19)	—	—	—	—	12,116,738	—	12,116,738	—	12,116,738
Income recognized directly in equity	—	—	—	—	(80,695,391)	870,114,550	789,419,159	245,803,723	1,035,222,882
Income recognized in the income statement	—	—	—	—		684,734,143	684,734,143	104,452,033	789,186,176
Balance as at 31 December 2009	26,895,375	(178,071,827)	6,773,139	6,970,320	722,108,135	733,636,104	1,318,311,246	1,069,135,212	2,387,446,458
Dividends (Note 22)	—	—	—	—	—	(503,626,688)	(503,626,688)	(61,483,720)	(565,110,408)
Antecipated dividends (Note 22)						(875,872,500)	(875,872,500)	—	(875,872,500)
Acquisitions, disposals and share capital increases	—	—	—	—	—	—	—	(1,048,110,450)	(1,048,110,450)
Tax effect on equity component of exchangeable bonds (Note 19)	—	—	—	—	—	(15,143,542)	(15,143,542)	—	(15,143,542)
Income recognized directly in equity	—	—	—	—	(28,824,733)	(1,174,590,188)	(1,203,414,921)	109,283,696	(1,094,131,225)
Income recognized in the income statement	—	—	—	—	—	5,672,194,967	5,672,194,967	147,871,835	5,820,066,802
Balance as at 31 December 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	693,283,402	3,836,598,153	4,392,448,562	216,696,573	4,609,145,135

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2010 AND 2009

Euro

	Notes	2010	2009 (restated)

OPERATING ACTIVITIES
Collections from clients		4,217,884,234	4,420,355,013
Payments to suppliers		(2,142,344,825)	(2,161,661,096)
Payments to employees		(657,641,753)	(569,386,059)
Payments relating to income taxes	44.a	(63,765,524)	(137,817,013)
Payments relating to post retirement benefits	14	(235,179,099)	(251,165,791)
Payments relating to indirect taxes and other	44.b	(215,112,767)	(219,102,436)
Cash flows from operating activities from continuing operations		903,840,266	1,081,222,618
Cash flows from operating activities from discontinued operations	20	603,033,383	846,239,725
Cash flows from operating activities(1)		1,506,873,649	1,927,462,343

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	44.c	6,602,876	13,247,144
Financial investments	44.d	4,443,356	401,981,890
Tangible and intangible assets		34,181,595	11,705,679
Interest and related income		85,588,733	31,556,900
Dividends	44.e	54,102,740	140,164,156
Other investing activities		510,002	715,777
		185,429,302	599,371,546
Payments resulting from:
Short-term financial applications	44.c	(326,770,774)	(42,885)
Financial investments		(3,654,405)	(10,614,560)
Tangible and intangible assets		(1,154,806,237)	(885,487,229)
Other investing activities		(1,413,736)	(30,826)
		(1,486,645,152)	(896,175,500)
Cash flows from investing activities related to continuing operations		(1,301,215,850)	(296,803,954)
Cash flows from investing activities related to discontinued operations	20	5,373,608,488	(300,985,354)
Cash flows from investing activities(2)		4,072,392,638	(597,789,308)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	44.f	21,541,252,607	27,798,185,802
Subsidies		1,774,045	949,426
Other financing activities		245,539	3,497
		21,543,272,191	27,799,138,725
Payments resulting from:
Loans repaid	44.f	(21,341,949,798)	(27,296,531,977)
Interest and related expenses		(312,643,855)	(242,591,278)
Dividends	44.g	(1,451,951,875)	(535,501,741)
Other financing activities	44.h	(7,904,034)	(43,684,894)
		(23,114,449,562)	(28,118,309,890)
Cash flows from financing activities related to continuing operations		(1,571,177,371)	(319,171,165)
Cash flows from financing activities related to discontinued operations	20	(357,879,144)	(678,167,757)
Cash flows from financing activities(3)		(1,929,056,515)	(997,338,922)

Cash and cash equivalents at the beginning of the period		1,449,516,549	1,010,655,198
Change in cash and cash equivalents (4)=(1)+(2)+(3)		3,650,209,772	332,334,113
Effect of exchange differences		47,474,641	106,527,238
Cash and cash equivalentes of discontinued operations as of the disposal date		(382,468,228)	—
Cash and cash equivalents at the end of the period		4,764,732,734	1,449,516,549

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements

As at 31 December 2010

(Amounts expressed in Euros, except where otherwise stated)

1.              Introduction

a) Parent company

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”), are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries or regions, including Brazil and Africa.

Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, SA (“Telecom Portugal”), Telefones de Lisboa e Porto (TLP), SA (“TLP”) and Teledifusora de Portugal, SA (“TDP”). As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom’ s share capital is mainly owned by private shareholders. On 12 December 2000, Portugal Telecom, SA changed its name to Portugal Telecom, SGPS, SA, and became the holding company of the Group.

The shares of Portugal Telecom are traded on the Euronext Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and abroad.

In Portugal, fixed line services are rendered by PT Comunicações, SA (“PT Comunicações”), under the provisions of the Concession Contract entered into with the Portuguese State on 20 March 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”). In addition, PT Comunicações also renders Pay-TV services branded Meo, through IPTV, FTTH and DTH platforms, and ISP services to residential and small and medium size companies.

Data transmission services are rendered through PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, SA (“PT Prime”), which is also an Internet Service Provider (“ISP”) for large clients.

Mobile services in Portugal are rendered by TMN - Telecomunicações Móveis Nacionais, SA (“TMN”), under a GSM license granted by the Portuguese State in 1992 (initial period of 15 years), renewed in 2007 until 16 March 2022, and a UMTS license obtained in 19 December 2000 (initial period of 15 years).

In Africa, the group renders fixed, mobile and other telecommunication related services essentially through Africatel Holding BV (“Africatel”). Services are currently being provided in Angola, Namibia, Mozambique, Kenya, Cabo Verde  and São Tomé, among other countries.

On 26 January 2011, as explained in more detail in Note 47, Portugal Telecom entered into purchase, subscription and shareholders agreements with Oi and its controlling shareholders, under which Portugal Telecom expects to obtain a minimum direct and indirect economic stake of 22.38% in Oi with a maximum cash disbursement of R$ 8.32 billion (approximately Euro 3.75 million at the exchange rate prevailing as at 31 December 2010). Oi Group is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients. Accordingly, Portugal Telecom will continue to benefit from scale and geographic diversification in high-growth markets.

On 1 September 2009, Portugal Telecom entered into a definitive agreement, together with Telefónica, S.A., for the joint sale of their equity stakes in Médi Telecom S.A. (Médi Telecom), each representing 32.18%, together with its outstanding shareholder loans, to the local shareholders of Médi Telecom. Following the approval of Agence Nationale de Règlementation des Télécommunications, the Moroccan telecommunications regulator, this sale was concluded in December 2009 when Portugal Telecom received an amount of Euro 380 million, in addition to an advance of Euro 20 million received in September 2009, totaling Euro 400 million (Note 44.d). As a result of this sale, Portugal Telecom recognized a net gain of Euro 267 million (Note 31) in 2009.

Discontinued operations (Note 20)

On 27 September 2010, Portugal Telecom concluded the sale of its 50% stake in Brasilcel (the joint venture that controls Vivo) to Telefónica for a total consideration of Euro 7,500 million, having received Euro 4,500 million on that day and Euro 1,000 million on 30 December 2010, totaling Euro 5,500 million (Note 20), with the remainder of the consideration to be received no later than 31 October 2011, in accordance with the terms of the agreement reached with Telefónica. As a result of this sale, Portugal Telecom recognized a net gain of Euro 5,423 million (Note 20).

As a result of the sale of the investment in Brasilcel, the Brazilian mobile business was classified as a discontinued operation and accordingly: (1) assets and liabilities of this business were proportionally consolidated until the completion of the transaction and consequently were no longer proportionally consolidated as at 31 December 2010; (2) the earnings of this business in 2009 and in 2010 until the completion of the disposal were presented in the Consolidated Income Statement under the caption “Net income from discontinued operations”; and (3) cash flows from this business up to the date of disposal were presented in the Consolidated Statement of Cash Flows under captions of cash flows from discontinued operations.

2.              Basis of presentation

The consolidated financial statements for the year ended 31 December 2010 were approved by the Board of Directors and authorized for issue on 24 March 2011.

Consolidated financial statements are presented in Euros, which is the currency of the majority of Portugal Telecom’s operations. Financial statements of foreign subsidiaries are translated to Euros according to the accounting principles described in Note 3.q).

The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), and include all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) as at 31 December 2010, approved by the EU. For Portugal Telecom, no differences have been identified between IFRS as adopted by the EU and applied by Portugal Telecom, and IFRS as published by the International Accounting Standards Board.

Consolidated financial statements have been prepared assuming the continuity of operations.

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reported periods (Note 3).

Following the disposal of the 50% stake in Brasilcel, the Brazilian mobile business was classified as a discontinued operation and, accordingly, the previously reported Consolidated Income Statement and Consolidated Statement of Cash Flows for the year ended 31 December 2009 were restated in order to reflect the income statement and cash flows from this business under the captions of discontinued operations (Note 20). In addition, following the adoption of IFRIC 12 Service Concession Arrangements, which was applied prospectively as from 1 January 2009, changes were made to the previously reported Consolidated Statements of Financial Position as at 1 January and 31 December 2009 and to the Consolidated Income Statement for the year ended 31 December 2009, as detailed in Note 4.

a) Consolidation principles

Controlled entities

Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved whenever the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity and obtained the majority of the economic benefits and risks. In any case, where the Group does not have the majority of the voting rights but in substance controls the entity, the financial statements of the entity are fully consolidated (See Exhibit I).

The interest of any third party in the equity and net income of fully consolidated companies is presented separately in the Consolidated Statement of Financial Position and in the Consolidated Income Statement, under the caption “Non-controlling interests” (Note 21).

Assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess amount to the identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period the acquisition occurs. Non-controlling interests are presented proportionally to the fair value of identifiable net assets.

The results of subsidiaries acquired or sold during the period are included in the Consolidated Income Statement from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions and balances are eliminated in the consolidation process. Gains obtained in intra-group transactions are also eliminated in the consolidation process.

Where necessary, adjustments are made to the financial statements of subsidiaries and associated companies to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption. Financial investments are classified as jointly controlled entities if the joint control agreement clearly demonstrates the existence of joint control.

All transactions and balances with jointly controlled entities are eliminated to the extent of the Group’s interest in the joint venture.

Following the disposal of the 50% stake in Brasilcel, as mentioned above, Portugal Telecom’s share in the earnings of this joint venture for all the periods presented was included under the caption “Net income from discontinued operations” (Note 20).

The detail of jointly controlled entities that were previously proportionally consolidated is presented in Exhibit II.

Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity but not to control or jointly control those policies.

Financial investments in associated companies are accounted for under the equity method adjusted, when applicable, to comply with Portugal Telecom’s accounting policies (Exhibit III). Under this method, investments in associated companies are carried in the Consolidated Statement of Financial Position at cost, adjusted periodically for the Group’s share in the results of the associated company, recorded as part of financial results under the caption “Equity in earnings of associated companies, net” (Note 31). In addition, these financial investments are adjusted for any impairment losses that may occur.

Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Any excess of the acquisition cost over the Group’s share of the fair value of net assets acquired and contingent liabilities of the associate recognised at the date of acquisition is recorded as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment as part of the investment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in the net income for the period the acquisition occurs.

Dividends received from associated companies are recorded as a reduction to the carrying value of financial investments.

Goodwill

Goodwill represents the excess of the acquisition cost over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3 Business Combinations. Considering the exception of IFRS 1 First-Time Adoption of IFRS, the Group used the provisions of IFRS 3 only for acquisitions occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at the carrying amount of those acquisitions as of that date, and is subject to annual impairment tests thereafter.

Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the statement of financial position date. Exchange gains or losses are recognised in the Consolidated Statement of Comprehensive Income under the caption “Foreign currency translation adjustments”.

Goodwill related to associated companies is recognised under the caption “Investments in group companies” (Note 31), and goodwill related to subsidiaries and jointly controlled entities is recognized under the caption “Intangible assets” (Note 33). Goodwill is not amortised, but tested, at least on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period.

On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

Acquisitions

On 7 February 2010, Portugal Telecom, through Mobitel, S.A. (“Dedic”), a company that operates in the call centre business in Brazil, agreed to acquire a 100% equity stake in GPTI, S.A. (“GPTI”), a company which renders services related to information systems and technologies which are a complement to the services provided by Dedic. The purchase price of this acquisition included (1) the issuance of shares of Dedic corresponding to a 12.5% stake, and (2) an option granted to the former shareholder of GPTI to increase or decrease that stake up to 7.5%, depending on the operational and financial performance of GPTI during 2010 and 2011. As a result of this acquisition, which was completed through the issuance of shares of Dedic on 1 March 2010 (the effective date of the acquisition of control), the former shareholder of GPTI holds a 12.5% stake in Dedic.

The detail of the net assets of GPTI that were consolidated as at 1 March 2010 and the goodwill recorded in connection with the transaction mentioned above is as follows:

Euro million

	Book	Fair value	Fair
	value	adjustments(i)	value
NET ASSETS ACQUIRED
Accounts receivable	13.2	—	13.2
Taxes receivable	1.9	—	1.9
Intangible assets	—	2.5	2.5
Tangible assets	0.9	—	0.9
Other assets	0.0	—	0.0
Short-term debt	(17.5)	—	(17.5)
Accounts payable	(2.5)	—	(2.5)
Taxes payable	(10.7)	—	(10.7)
Current provisions	(4.1)	—	(4.1)
Medium and long-term debt	(13.3)	—	(13.3)
Non-current provisions	(1.8)	(0.9)	(2.7)
Other liabilities	(3.0)	—	(3.0)
Total net assets acquired	(36.9)	1.6	(35.3)
Purchase price (ii)			13.6
Total goodwill (Note 33)			48.9

(i)            The fair value adjustments related to intangible assets consist of the estimate fair value of recurrring contracts entered into between GPTI and certain customers. The fair value adjustments related to non-current provisions correspond to the fair value of certain tax contingencies whose settlement was considered to be possible at the date of acquisition.

(ii)         As mentioned above, the purchase price includes (a) 28.3 million Brazilian Reais (Euro 11.4 million) corresponding to the fair value of the share capital increase at Dedic at the acquisition date, and (b) 5.4 million Brazilian Reais (Euro 2.2 million) corresponding to the fair value as at 1 March 2010 of the option granted to the former shareholder of GPTI.

The contribution of GPTI for Portugal Telecom’s results for the year ended 31 December 2010 was a net profit before non-controlling interests of approximately Euro 4 million, including operating revenues of Euro 56 million. The pro-forma of Portugal Telecom’s consolidated operating revenues and net income before non-controlling interests for the year ended 31 December 2010 as if GPTI had been consolidated as from 1 January 2010 are as follows:

Euro million

		GPTI’s results for
	Reported	January and	Pro-forma
	figures	February of 2010	information
Operating revenues	3,742	8	3,751
Net income (before minoritty interests)	5,820	(5)	5,815

Disposals

As mentioned above, Portugal Telecom concluded on 27 September 2010 the disposal of the 50% stake in Brasilcel, and therefore Portugal Telecom’s 50% share in the earnings and cash flows from the Brazilian mobile business in 2009 and in 2010 until the disposal date were included under captions of discontinued operations and the assets and liabilities of this business were no longer proportionally consolidated as at 31 December 2010 (Note 20).

Except for the changes mentioned above, there are no other relevant changes in the consolidation Group that occurred during the year ended 31 December 2010.

3.              Accounting policies, judgments and estimates

a)             Current classification

Assets to be realized within one year from the date of the Consolidated Statement of Financial Position are classified as current. Liabilities are also classified as current when they are due to be settled, or there is no unconditional right to defer its settlement, for a period of at least twelve months after the Consolidated Statement of Financial Position.

b)             Inventories

Inventories are stated at average acquisition cost. Adjustments to the carrying value of inventories are recognised based on technological obsolescence or low rotation.

c)              Tangible assets

In 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and the ducts infra-structure from the cost model to the revaluation model, since the Company believes the latter better reflects the economic value of those asset classes, given the nature of the assets revalued, which are not subject to technological obsolescence. The increase in tangible assets resulting from the revaluation reserves, which are non-distributable reserves, is being amortised in accordance with the criteria used to amortize the revalued assets. Portugal Telecom has the policy to revise the revalued amount in every 3 years.

The remaining tangible assets are stated at acquisition cost, net of accumulated depreciation, investment subsidies and accumulated impairment losses, if any. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) the estimated cost of dismantling or removal of the assets (Notes 3.g and 39). Under the exception of IFRS 1, revaluation of tangible assets made in accordance with Portuguese legislation applying monetary indices, prior to 1 January 2004, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates correspond to the following estimated average economic useful lives:

Years
Buildings and other constructions	3 - 50
Basic equipment:
Network installations and equipment	7 - 40
Ducts infra-structure	40
Telephones, switchboards and other	3 - 10
Submarine cables	15 - 20
Satellite stations	5 - 7
Other telecommunications equipment	4 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 8
Administrative equipment	3 - 10
Other tangible fixed assets	4 - 8

Estimated losses resulting from the replacement of equipments before the end of their economic useful lives are recognised as a deduction to the corresponding asset’s carrying value, against results of the period, as well as any impairment of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated with significant renewals and betterments are capitalized if any future economic benefits are expected and those benefits can be reliably measured.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets, and is recognised in the Consolidated Income Statement under the caption “Gains on disposals of fixed assets, net” when occurred.

d)              Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits as well as the cost of the asset can be reliably measured.

Intangible assets include mainly goodwill (Note 2.a), the acquisition of the Basic Network held by PT Comunicações, telecommunications licenses and related rights, and software licenses.

Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the economic useful lifes or contractual periods if lower (including additional renovation periods if applicable), as follows:

Telecommunications licenses:

– Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
– UMTS license owned by TMN	Period of the license with renovation period (until 2030)
Satellite capacity rights	Period of the contract (until 2015)
Software licenses	3 – 6
Other intangible assets	3 – 8

The amortization of telecommunications licenses held by Vivo, included under the caption “Net income from discontinued operations” up to the disposal of this business, was recognized on a straight-line basis during the period of the license including a renovation period.

e)              Real estate investments

Real estate investments, which are included under the caption “Other investments” (Note 32), consist primarily of buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

These investments are stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation (straight-line basis) and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in the Consolidated Income Statement of the period.

Real estate investments are depreciated on a straight-line basis, during their expected useful lifes (Note 3.c).

f)                Impairment of tangible and intangible assets, excluding goodwill

The Group performs impairment tests for its tangible and intangible assets if any event or change results in an indication of impairment. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The primary cash-generating units identified in the Group correspond to the wireline and mobile businesses in Portugal, as explained in Note 33. The recoverable amount is the higher of fair value less cost to sell and the value in use. In assessing fair value less cost to sell, the amount that could be received from an independent entity is considered, reduced by direct costs related to the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the specific risk to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in the Consolidated Income Statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss is recognised immediately in net income.

Tangible assets recognized according to the revaluation model are subject to periodic remeasurement and Portugal Telecom intends to revalue these assets at least every three years. Any impairment loss of these assets is recorded as a reduction to the revaluation reserve initially recognized under shareholders’ equity. Impairment losses in excess of the initial revaluation reserve are recognized in the Consolidated Income Statement.

g)             Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is remote.

Provisions for restructuring are only recognised if a detail and formal plan exists and if the plan is communicated to the related parties.

Provisions for dismantling and removal costs are recognised from the day the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c) and 39). The amount of the provision is discounted, being the corresponding effect of time value recognised in net income, under the caption “Net interest expense”.

Provisions are updated on the date of the Consolidated Statement of Financial Position, considering the best estimate of the Group’s management.

h)             Pension and pension supplement benefits

Under several defined benefit plans, PT Comunicações and PT Sistemas de Informação, SA (“PT SI”) were responsible to pay to a group of employees a pension or a pension supplement. Following the transfer in 2010 to the Portuguese State of the pension plans, as explained in Note 14, PT Comunicações and PT SI are now responsible to pay only pension supplements.

In order to finance these obligations, various funds were incorporated by PT Comunicações (Note 14.1), some of which were also transferred to the Portuguese State, together with the related obligations.

The amount of the Group’s liabilities with these plans is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

Plan amendments related to reduction of the benefits granted to employees are recorded as prior years’ service gains or losses. Prior years’ service gains or losses related to vested rights are recognised under the caption “Post retirement benefits” when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.  Gains obtained with the settlement of any plan are recognized when incurred under the caption “Curtailment and settlement costs”.

Liabilities stated in the Consolidated Statement of Financial Position correspond to the difference between the Projected Benefit Obligation (“PBO”) related to pensions deducted from the fair value of pension fund assets and any prior years’ service gains or losses not yet recognised.

Contributions made by the Group to defined contribution pension plans are recognised in net income when incurred.

i)                Post retirement health care benefits

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after the retirement date, health care expenses to a group of employees and relatives. This health care plan is managed by Portugal Telecom — Associação de Cuidados de Saúde (“PT-ACS”). In 2004, the Group established PT Prestações — Mandatária de Aquisições e Gestão de Bens, SA (“PT Prestações”) to manage an autonomous fund to finance these obligations (Note 14.2).

The amount of the Group’s liabilities with respect to these benefits after retirement date is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

Plan amendments related to reduction of the benefits granted to employees are recorded as prior years’ service gains or losses. Prior years’ service gains or losses related to vested rights are recognised under the caption “Post retirement benefits” when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.  Gains obtained with the settlement of any plan are recognized when incurred under the caption “Curtailment costs, net”.

Accrued post retirement health care liabilities stated in the Consolidated Statement of Financial Position correspond to the present value of obligations from defined benefit plans, deducted from the fair value of fund assets and any prior years’ service gains or losses not yet recognised.

j)                Pre-retired and suspended employees

In connection with the programs related to employees that are under a suspended contract agreement or that have been pre-retired, the Group recognizes a liability in the Consolidated Statement of Financial Position equivalent to the present value of salaries payable up to the retirement age. The correspondent cost is recorded in the Consolidated Income Statement under the caption “Curtailment and settlement costs”, added by pension supplements and health care liabilities up to the retirement age, when the employee became suspended or pre-retired, and is determined based on actuarial reports (Note 14.3).

k)            Grants and subsidies

Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy’s program.

Grants and subsidies for training and other operating activities are recognised in net income when the related expenses are recognised.

Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets (Note 3.c).

l)                Financial assets and liabilities

Financial assets and liabilities are recognised in the Group’s Consolidated Statement of Financial Position when the Group becomes a party to the contractual provisions of the instrument.

(i)                Receivables (Notes 25 and 26)

Trade receivables, loans granted and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as receivables or loans granted.

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated non-recoverable amounts, which are mainly computed based on (a) the aging of the receivables and (b) the credit profile of specific customers.

(ii)            Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Equity instruments issued by the Group are recognised based on the proceeds, net of any costs of issuance.

Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders’ equity. As of the Consolidated Statement of Financial Position date, the debt component is recognised at amortised cost.

(iii)        Bank loans (Note 35)

Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest cost, which is computed based on the effective interest rate and including the recognition of premiums paid up front, is recognised when incurred.

(iv)           Accounts payable (Note 36)

Trade payables are recognised at nominal value, which is substantially similar to their fair value.

(v)               Derivative financial instruments and hedge accounting (Note 42)

The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and changes in interest rates. The Group’s policy is to contract derivative financial instruments to hedge those risks, subject to detailed analysis of related economics and Executive Committee approval.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Hedge accounting

The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting. Currently, for accounting purposes, Portugal Telecom classifies certain derivative financial instruments as fair value and cash flow hedges.

Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income of the period, together with the changes in the value of the covered assets or liabilities related with the hedged risk.

The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in shareholders’ equity, and the ineffective portion is recognised as financial results. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under “Hedge accounting” directly in shareholders’ equity is transferred to net income.

Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge an asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges, are classified as “derivatives held for trading” and recognised in net income.

(vi)           Treasury shares (Note 41)

Treasury shares are recognised as a deduction to shareholders’ equity, under the caption “Treasury shares”, at acquisition cost, and gains or losses obtained in the disposal of those shares are recorded under “Accumulated earnings”.

Equity swaps on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and a corresponding reduction of equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

(vii)       Cash and cash equivalents and short term investments (Note 24)

Cash and cash equivalents comprise cash on hand and demand bank deposits, due within three months or less from the date of acquisition, that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents also includes deposits from customers and other entities that have not yet been cleared.

In the Consolidated Statement of Cash Flows, cash and cash deposits also includes overdrafts recognised under the caption “Short-term debt”.

Short-term investments comprise investments for the purpose of generating investment returns, and they are therefore not classified as cash equivalents.

(viii)   Qualified Technological Equipment transactions

In previous years, the Company entered into certain Qualified Technological Equipment transactions (“QTE”), whereby certain telecommunications equipment was sold to certain foreign entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell the related equipment to the Company. The Company maintains the legal possession of this equipment.

These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company’s Consolidated Statement of Financial Position. The Company obtained the majority of the economic benefits of these entities and therefore is exposed to the risks resulting from the activities of these special purpose entities. Accordingly, those entities were fully consolidated in the Company’s financial statements. Consolidated current and non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 30), and current and non-current liabilities include the future payments under the leasing contract (Note 40).

Up-front fees received from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

m)          Own work capitalized

Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized only if:

•      the tangible assets are identifiable;

•      the tangible assets will generate future economic benefits which can be reliably estimated; and

•      development  expenses can be reliably measured.

The amounts capitalized are deducted from the corresponding operating costs incurred and no internally generated margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

Expenses incurred during investigation are recognised in net income when incurred.

n)             Leasings (the company as a lessee)

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases (Note 12). The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under finance leases and the corresponding liability to the lessor, are accounted for using the finance method, in accordance with the lease payment plan (Note 35). Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

Under operating leases, rents are recognised on a straight-line basis during the period of the lease (Note 12).

o)              Taxation

Income tax is recognised in accordance with IAS 12, income tax expense represents the sum of the tax currently payable and deferred tax.

Portugal Telecom has adopted the tax consolidation regime in Portugal (currently known as the special regime for the taxation of groups of companies). The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which Portugal Telecom holds at least  90% of the share capital and that are domiciled in Portugal and subject to Corporate Income Tax (IRC). The remaining Group companies not covered by the tax consolidation regime of Portugal Telecom are taxed individually based on their respective taxable income, at the applicable tax rates.

The tax currently payable is based on taxable income for the period, and the deferred tax is based on differences between the carrying amounts of assets and liabilities of the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets reverse. The carrying amount of deferred tax assets is reviewed at the date of the Consolidated Statement of Financial Position and is reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow for all or part of the asset to be recovered.

Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case the deferred tax is also recognised directly in shareholders’ equity. Accordingly, the impact of changes in tax rate is also charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case that impact is also recognised directly in shareholders’ equity.

p)              Revenue recognition

Revenues from fixed line telecommunications are recognised at their gross amounts when services are rendered. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues or revenues not billed by other operators but accrued or incurred as of the date of the financial statements are recorded based on estimates. Differences between accrued amounts and the actual unbilled revenues, which ordinarily are not significant, are recognised in the following period.

Revenues from international telecommunications services are divided with the operators of the transit countries and the operators in the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements with the various telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

Revenues from rentals of terminal equipment are recognised as an operating lease in the period to which they apply, under the caption “Other revenues”.

Revenues from ISP services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognised when the service is rendered.

Advertising revenues from telephone directories and related costs are recognised in the period in which the directories are effective. PT Comunicações has a contract with Páginas Amarelas whereby the latter is responsible for production, publishing and distribution of PT Comunicações’s telephone directories, as well as for selling advertising space in the directories. The total cost to be paid by PT Comunicações for such services is set at a fixed 78% of its gross revenues from the sale of advertising space in telephone directories. The prices of advertising space are fixed, not contingent, and based on the expected volume of the distributed directories (approximately one to every telephone number). Revenues from the sale of advertising space are invoiced directly by PT Comunicações to its corporate clients during the one-year advertising period. These revenues are recognized in earnings on a monthly basis during the period for the respective directory.

Revenues from Pay-TV services result essentially from and are recognised as follows:

Nature of the revenue	Caption	Moment of recognition
Monthly subscription fees for the use of the service	Services rendered	When the service is rendered
Rental of equipment	Services rendered	The period of rental
Sale of equipment	Sales	When the sale occurs
Penalties imposed to customers	Other revenues	When received

Revenues from mobile telephony services result essentially from the use of the wireless network, by customers or other operators. The moment in which revenues are recognised and the corresponding caption are as follows:

Nature of the revenue	Caption	Moment of recognition
Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Wireless broadband	Services rendered	When the service is rendered
Terminal equipment and accessories	Sales	When the sale occurs
Penalties imposed to customers	Other revenues	When received

Revenues from bundling services or products are allocated to each of its components based on its fair value and are recognised separately in accordance with the methodology adopted to each component.

The Group operates loyalty programmes for some of its customers, under which, based on certain levels of mobile traffic, these customers receive loyalty points that can be exchanged for equipments, accessories and discounts on subsequent purchases of mobile services. Portugal Telecom splits the consideration received in the initial transaction between the revenue related to traffic and the loyalty points earned by the customer, recognizing a deferred income measured at fair value for the award credits, taking into consideration the expected points to be redeemed. Deferred income is then recognized as revenue when award credits are redeemed or expire.

q)              Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the time the transactions are made. At the date of the Consolidated Statement of Financial Position, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income. Exchange differences on non-monetary items, including goodwill, and on monetary items representing an extension of the related investment and where settlement is not expected in the foreseeable future, are recognized directly in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments”, and included in the Consolidated Statement of Comprehensive Income.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

•                  Assets and liabilities at exchange rates prevailing at the date of the Consolidated Statement of Financial Position;

•                  Profit and loss items at average exchange rates for the reported period;

•                  Cash flow items at average exchange rates for the reported period, where these rates approximate the effective exchange rates (and in the remaining cases,  at the rate effective on the day the transaction occurred); and

•                  Share capital, reserves and retained earnings at historical exchange rates.

The effect of translation differences is recognised in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments” and is included in the Consolidated Statement of Comprehensive Income. In accordance with IAS 21, when a reduction of Portugal Telecom’s investment in a foreign entity occurs, through the sale or reimbursement of share capital, the accumulated effect of translated differences is transferred to the Consolidated Income Statement, considering the proportion of the reduction occurred.

The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from “Foreign currency translation adjustments” to “Accumulated earnings”. As from 1 January 2004, the Group has been recognizing all translation adjustments directly in shareholders’ equity and therefore these amounts are transferred to net income only if and when the related investments are disposed off or there is a repayment of the investment made.

r)              Borrowing costs

Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related to loans to finance the acquisition, construction or production of any asset, as the construction period of its tangible and intangible assets is relatively short.

s)              Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows is prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less, as cash and cash equivalents. The “Cash and cash equivalents” item presented in the Consolidated Statement of Cash Flows also includes overdrafts, classified in the Consolidated Statement of Financial Position under “Short-term debt”.

Cash flows are classified in the Consolidated Statement of Cash Flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily acquisitions and disposals of investments, dividends received from associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments of lease rentals, payments relating to interest and related expenses, acquisition and sale of treasury shares and payments of dividends to shareholders.

t)                Subsequent events (Note 47)

Events that occur after the date of the Consolidated Statement of Financial Position that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances on which the estimate was based, or as a result of new information or more experience. The main accounting judgments and estimates reflected in the consolidated financial statements are as follows:

(a)          Post retirement benefits — The present value of post retirement obligations is computed based on actuarial methodologies, which use certain actuarial assumptions. Any changes in those assumptions will impact the carrying amount of post retirement obligations. The key assumptions for post retirement obligations are disclosed in Note 14. The Company has the policy to review key assumptions on a periodic basis, if the corresponding changes have a material impact on the financial statements.

(b)         Goodwill impairment analysis — Portugal Telecom tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The use of this method requires the estimate of future cash flows expected to arise from the continuing operation of the cash generating unit, the choice of a growth rate to extrapolate cash flow projections and the estimate of a suitable discount rate for each cash generating unit.

(c)          Valuation and useful life of intangible and tangible assets — Portugal Telecom has made assumptions in relation to the potential future cash flows resulting from separable intangible assets acquired as part of business combinations, which include expected future revenues, discount rates and useful life of such assets. Portugal Telecom has also made assumptions regarding the useful life of tangible assets.

(d)         Recognition of provisions and adjustments — Portugal Telecom is party to various legal claims for which, based on the opinion of its legal advisors, a judgment was made to determine whether a provision should be recorded for these contingencies (Note 46). Adjustments for accounts receivable are computed based primarily on the aging of the receivables, the risk profile of the customer and its financial condition. These estimates related to adjustments for accounts receivable differ from business to business.

(e)          Assessment of the fair value of financial instruments — Portugal Telecom chooses an appropriate valuation technique for financial instruments not quoted in an active market based on its best knowledge of the market and the assets. In this process, Portugal Telecom applies the valuation techniques commonly used by market practitioners and uses assumptions based on market rates.

(f)            Assessment of the fair value of revalued assets — Portugal Telecom used the revaluation model to measure the carrying value of certain tangible asset classes. In order to determine the revalued amount of those assets, Portugal Telecom used the replacement cost method for the ducts infra-structure and the market value for real estate assets, which require the use of certain assumptions related to the construction cost and the use of specific indicators for the real estate market, respectively, as explained in more detail in Note 34.

Estimates used are based on the best information available during the preparation of the consolidated financial statements, although future events, neither controlled nor foreseeable by the Company, could occur and have an impact on those estimates. In accordance with IAS 8, changes to the estimates used by management that occur after the date of the consolidated financial statements are recognised in net income, using a prospective methodology.

4.                  Changes in accounting policies and estimates

The IFRIC 12 Service Concession Arrangements became effective as from 1 January 2010, following its approval by the European Commission as at 25 March 2009, and is applicable to Portugal Telecom in relation with the concession arrangement of an international operation (Cabo Verde Telecom) which renders fixed line telecommunication services. Under this concession arrangement and in accordance with IFRIC 12, Portugal Telecom recognized an intangible asset related to the right to charge users of the public service, which is not an unconditional right to receive cash because the amounts are contingent on the extent to which the public uses the service. This intangible asset, which will be depreciated until the end of the concession arrangement, was determined as at 1 January 2009 as (1) the carrying value of the tangible assets related to the concession arrangement, plus (2) the present value of the estimated concession rents payable up to the end of the concession arrangement. In addition, the 2009 Consolidated Income Statement was adjusted in the following manner: (i) revenues were increased to reflect, in accordance with IAS 11 Construction Contracts and IAS 18 Revenue, the services that the operators perform under this concession arrangement; (ii) supplies and external services were increased to reflect the investments incurred with the development of the fixed line network and decreased by the cost associated with the annual concession rent; and (iii) depreciation and amortization costs were decreased by the difference between the intangible asset amortization, until the term of the concession arrangement, and the amortization of the former tangible assets related to the concession arrangement, based on their useful lifes. As permitted by the transition rules of IFRIC 12, this change in accounting policy was not accounted for retrospectively as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, but instead was applied prospectively as from 1 January 2009 based on the carrying amounts of tangible assets related to the concession arrangement, as mentioned above. Consequently, changes were made to the previously reported Consolidated Statements of Financial Position as at 1 January and 31 December 2009 and to the previously reported Consolidated Income Statement for the year ended 31 December 2009 adjusted to consider Vivo as a discontinued operation:

Statement of financial position as at 1 January 2009	Euro

	Prior to	Impacts of	Restated
	IFRIC 12 adoption	IFRIC 12 adoption	statement
Assets
Intangible assets	3,463,038,116	23,199,614	3,486,237,730
Tangible assets	4,637,837,013	(16,350,145)	4,621,486,868
Other assets	5,613,520,173	—	5,613,520,173
Total assets	13,714,395,302	6,849,469	13,721,244,771
Liabilities
Other non-current liabilities	488,763,432	6,849,469	495,612,901
Other liabilities	12,029,395,048	—	12,029,395,048
Total liabilities	12,518,158,480	6,849,469	12,525,007,949
Equity excluding non-controlling interests	232,026,427	—	232,026,427
Non-controlling interests	964,210,395	—	964,210,395
Total shareholders’ equity	1,196,236,822	—	1,196,236,822
Total liabilities and shareholders’ equity	13,714,395,302	6,849,469	13,721,244,771

Statement of financial position as at 31 December 2009	Euro

	Prior to	Impacts of	Restated
	IFRIC 12 adoption	IFRIC 12 adoption	statement
Assets
Intangible assets	4,046,670,219	27,632,979	4,074,303,198
Tangible assets	4,862,214,772	(18,346,572)	4,843,868,200
Other assets	5,922,321,340	—	5,922,321,340
Total assets	14,831,206,331	9,286,407	14,840,492,738
Liabilities
Deferred taxes	482,219,973	892,361	483,112,334
Other non-current liabilities	294,105,452	5,716,965	299,822,417
Other liabilities	11,670,111,529	—	11,670,111,529
Total liabilities	12,446,436,954	6,609,326	12,453,046,280
Equity excluding non-controlling interests	1,317,508,122	803,124	1,318,311,246
Non-controlling interests	1,067,261,255	1,873,957	1,069,135,212
Total shareholders’ equity	2,384,769,377	2,677,081	2,387,446,458
Total liabilities and shareholders’ equity	14,831,206,331	9,286,407	14,840,492,738

Income statement for the year ended 31 December 2009	Euro

	Prior to	Impacts of	Restated
	IFRIC 12 adoption	IFRIC 12 adoption	statement
Total revenues	3,726,993,741	6,411,063	3,733,404,804
Costs, losses and (income)
Supplies and external services	728,729,445	4,581,456	733,310,901
Depreciation and amortisation	718,591,624	(1,739,835)	716,851,789
Other operating expenses, net	1,591,319,485	—	1,591,319,485
Income before financial results and taxes	688,353,187	3,569,442	691,922,629
Financial results	200,691,540	—	200,691,540
Income taxes	(184,997,796)	(892,361)	(185,890,157)
Net income from continunig operations	704,046,931	2,677,081	706,724,012
Net income from discontinued operations	82,462,164	—	82,462,164
Net income	786,509,095	2,677,081	789,186,176
Attributable to non-controlling interests	102,578,076	1,873,957	104,452,033
Attributable to equity holders of the parent	683,931,019	803,124	684,734,143
Earnings per share attributable to the equity holders of the parent
Basic	0.78	0.00	0.78
Diluted	0.76	0.00	0.76

In addition to the interpretation referred to above, other standards and interpretations as well as some minor improvements to several standards became effective in the year ended 31 December 2010, but are not applicable to the Company or had no material impact in its financial statements.

Additionally, when the Board of Directors approved these financial statements, the following standards, revised standards and interpretations had been issued by IASB and IFRIC (some of those not yet endorsed by the European Union), which were not yet adopted by Portugal Telecom, as their application is only being required in subsequent periods:

•                  A revised version of  IAS 24 Related Party Disclosures is applicable for annual periods beginning on or after 1 January 2011 and modifies the definition of a related party and simplifies disclosures for government-related entities. There will be no material impact on the Company’s financial statements as a result of this revised standard;

•                  IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments was issued and is applicable for annual periods beginning on or after 1 July 2010, providing guidance regarding the accounting for the extinguishment of a financial liability by the issue of equity instruments. To date, the Group has not entered into transactions of this nature.

5.                  Exchange rates used to translate foreign currency financial statements

As at 31 December 2010 and 2009, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	2010	2009
Argentine peso	5.3125	5.4695
Australian dollar	1.3136	1.6008
Botswana pula	8.8932	9.5721
Brazilian real	2.2177	2.5113
British pound	0.8608	0.8881
Canadian dollar	1.3322	1.5128
Cape Verde Escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	8.822	9.835
Danish krone	7.4535	7.4418
Hong Kong dollar	10.3856	11.1709
Hungarian forint	277.9500	270.4200
Japanese yen	108.6500	133.1600
Kenyan shilling	108.0318	109.3415
Macao pataca	10.697	11.506
Moroccan dirham	11.221	11.348
Mozambique metical	43.6500	44.1500
Namibian dollar	8.8625	10.6660
Norwegian krone	7.8000	8.3000
São Tomé Dobra	24,500.0	24,108.6
South African rand	8.863	10.666
Swedisk krone	8.966	10.252
Swiss franc	1.2504	1.4836
Ugandan shilling	3,086.6	2,758.8
US Dollar	1.3362	1.4406

During the years 2010 and 2009, income statements of subsidiaries expressed in foreign currencies were translated to Euros using the following average exchange rates to the Euro:

Currency	2010	2009
Argentine peso	5.2000	5.2090
Botswana pula	9.0274	9.8529
Brazilian real	2.3315	2.7674
Cape Verde Escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	8.972	9.450
Hungarian forint	275.48	280.33
Kenyan shilling	105.2131	107.8317
Macao pataca	10.6125	11.1291
Moroccan dirham	11.1623	11.2674
Mozambique metical	45.3431	38.6638
Namibian dollar	9.6981	11.6737
São Tomé Dobra	24,500.0	22,589.9
Swiss franc	1.3802	1.5100
Ugandan shilling	2,883.0	2,817.9
US Dollar	1.326	1.395

6.                  Revenues

The contribution of reportable segments to consolidated revenues in the years ended 31 December 2010 and 2009 is as follows:

		Euro

	2010	2009
Wireline (Note 7.a)	1,766,176,820	1,796,502,317
Services rendered (Note 3.p) (i)	1,693,898,135	1,733,800,680
Retail	967,457,592	970,135,390
Wholesale	364,928,906	371,385,586
Data and corporate	281,515,963	295,094,607
Other	79,995,674	97,185,097
Sales (ii)	44,051,787	42,531,397
Other revenues (iii)	28,226,898	20,170,240
Domestic Mobile - TMN (Note 7.b)	1,335,982,897	1,460,443,879
Services rendered (Note 3.p) (iv)	1,224,837,525	1,313,773,645
Billing	1,121,598,783	1,195,861,556
Interconnection	103,238,742	117,912,089
Sales (ii)	102,437,305	134,378,318
Other revenues (iii)	8,708,067	12,291,916
Other businesses (v)	640,094,121	476,458,608
Services rendered	597,288,303	444,395,758
Sales	19,126,758	20,258,220
Other revenues	23,679,060	11,804,630
	3,742,253,838	3,733,404,804

(i)            The reduction in the contribution of the wireline business to consolidated service revenues is primarily explained by lower corporate and data revenues, declining wholesale revenues and a decline in services from the directories business.

(ii)         These captions include mainly sales of terminal equipment (fixed telephones, modems and TV boxes) of the wireline business and terminal mobile equipment of TMN.

(iii)      Other revenues include mainly Portal’s advertising revenues in the wireline business and benefits from contractual penalties imposed to customers, rental of equipments and other own infra-structures and revenues resulting from consultancy projects in both the wireline and mobile businesses.

(iv)     The reduction in the contribution of the mobile business to consolidated service revenues is primarily explained by (1) lower customer revenues, against a backdrop of increased competitiveness in certain market segments, especially in the youth segment, and (2) lower interconnection revenues, partially as a result of the negative impact of lower Mobile Termination Rates.

(v)        The increase in revenues relating to other businesses is primarily explained by improved revenue performance of Dedic, PT’s contact centre and outsourcing business in Brazil, of MTC (mobile operator in Namibia) and of Timor Telecom, and also includes the impact of the consolidation of GPTI as from 1 March 2010 (Euro 56 million).

Revenues in 2010 and 2009 by geographic area are as follows:

		Euro

	2010	2009
Portugal	3,200,762,436	3,320,861,777
Brazil	261,672,665	182,230,409
Other countries and eliminations	279,818,737	230,312,618
	3,742,253,838	3,733,404,804

7.                  Segment reporting

Portugal Telecom’s basis of business segmentation is related to the nature of the services rendered and the type of technology used by its operating companies. This is the manner in which the Board of Directors oversees and controls the business and also the manner in which financial information is internally organized and communicated. Accordingly, the business segments as at 31 December 2010 and 2009 are as follows:

a.   Wireline (including Retail, Wholesale and Data and Corporate)

b.   Mobile - TMN.

Segment information for the years 2010 and 2009 is presented below.

a) Wireline

Income statements of this reportable segment for the years 2010 and 2009 are as follows:

		Euro

	2010	2009
REVENUES
Services rendered - external customers (Note 6)	1,693,898,135	1,733,800,680
Services rendered - inter-segment	141,332,322	132,892,095
Sales - external customers (Note 6)	44,051,787	42,531,397
Sales - inter-segment	2,553,771	708,860
Other revenues - external customers (Note 6)	28,226,898	20,170,240
Other revenues - inter-segment	18,900,149	17,686,520
	1,928,963,062	1,947,789,792
COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	228,211,381	233,288,774
Direct costs (i)	438,418,281	409,025,928
Commercial costs (ii)	126,741,998	117,986,621
Supplies and external services and other expenses	390,383,729	387,872,724
Depreciation and amortisation (iii)	461,733,778	434,675,795
Post retirement benefits, net (iv)	38,145,723	89,562,000
Curtailment and settlement costs (v)	141,057,640	13,682,630
Net gains on disposals of fixed assets	(3,761,363)	(905,203)
Other costs, net	73,939,631	32,760,380
	1,894,870,798	1,717,949,649
Income before financial results and taxes	34,092,264	229,840,143
Net interest expenses	5,028,458	8,117,700
Net foreign currency exchange losses	(676,938)	(494,887)
Net gains on financial assets and other investments	(942,333)	(1,250,982)
Net other financial expenses	3,674,861	4,977,599
	7,084,048	11,349,430
Income before taxes	27,008,216	218,490,713
Minus: Income taxes	16,904,299	46,952,357
NET INCOME	10,103,917	171,538,356

(i)            The increase in direct costs is primarily explained by higher programming costs resulting from the roll-out of triple play offers.

(ii)         This caption includes costs of products sold, commissions and marketing and publicity expenses.

(iii)      The increase in depreciation and amortization costs is mainly related to the investments made in the roll-out of the pay-tv service.

(iv)     As explained in more detail in Note 14, the decrease in this caption is mainly related to (1) a prior year service gain recorded in 2010 amounting to Euro 31,215,000 (Note 14.1), (2) the reduction in post retirement benefit obligations occurred in 2009, following the halt of the redundancy programme, and (3) the increase in the fair value of plan assets in 2009.

(v)        In 2010, this caption includes primarily redundancy programme costs amounting to Euro 136 million, related to a redundancy programme approved in the end of 2010 (Note 14.6), and a cost of Euro 7.5 million related to the settlement of the defined benefit plans transferred to the Portuguese State in December 2010. The lower level of curtailment costs in 2009, corresponding to the reduction of 60 employees, is explained by the halting of the redundancy programme in that year.

Total assets and liabilities of this segment as at 31 December 2010 and 2009 are as follows:

	Euro

	2010	2009
Assets	5,212,713,339	4,818,565,264
Liabilities	4,050,538,491	3,285,095,374

Capital expenditures in tangible and intangible assets for this reportable segment decreased to Euro 524 million in 2010, from Euro 565 million in 2009, reflecting: (1) lower infrastructure-related capital expenditures following the significant efforts in the FTTH coverage undertaken in 2009; (2) lower investment in legacy infrastructure, following the FTTH rollout; and (3) lower customer-related capex notwithstanding the continued growth in pay-TV services. Wireline capital expenditures also reflected synergies from fixed-mobile integration. In addition, in connection with the transfer of certain post retirement benefit obligations to the Portuguese State together with the related pension funds, as explained in Note 14, the wireline business, prior to this transfer, acquired from the pension funds several real estate properties amounting to Euro 226 million (Note 14.1).

As at 31 December 2010 and 2009, the total staff in the wireline business was 6,177 and 6,450 employees, respectively.

b) Mobile — TMN

Income statements of this reportable segment for the years 2010 and 2009 are as follows:

	Euro

	2010	2009
REVENUES
Services rendered - external customers (Note 6) (i)	1,224,837,525	1,313,773,645
Services rendered - inter-segment (i)	39,821,390	46,210,511
Sales - external customers (Note 6)	102,437,305	134,378,318
Sales - inter-segment	9,987,705	9,736,620
Other revenues - external customers (Note 6)	8,708,067	12,291,916
Other revenues - inter-segment	1,697,109	1,406,928
	1,387,489,101	1,517,797,938
COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	47,604,117	48,344,596
Direct costs (i)	246,194,022	259,446,232
Commercial costs (ii)	230,061,468	276,588,055
Supplies and external services and other expenses (iii)	225,568,819	259,309,842
Depreciation and amortisation	225,587,329	220,937,464
Work force reduction costs	1,485,450	—
Net losses (gains) on disposals of fixed assets	1,271,083	(463,559)
Other costs, net	28,718,201	8,919,558
	1,006,490,489	1,073,082,188
Income before financial results and taxes	380,998,612	444,715,750
Net interest expenses	6,548,283	9,723,462
Net foreign currency exchange losses (gains)	318,383	(111,026)
Equity in earnings of affiliated companies, net	763	(1,043)
Net other financial expenses	800,012	829,594
	7,667,441	10,440,987
Income before taxes	373,331,171	434,274,763
Minus: Income taxes	102,886,430	113,545,234
Net income	270,444,741	320,729,529

(i)    The reductions in services rendered and direct costs is primarily explained by the decrease in mobile termination rates and lower customer revenues.

(ii)   This caption includes costs of products sold, commissions and marketing and publicity expenses. The reduction in 2010 is primarily explained by a decrease in costs of products sold, in line with the reduction in sales.

(iii)  The decrease in supplies and external services and other expenses resulted primarily from lower maintenance and repair expenses, following an integrated and more efficient management of fixed and mobile networks, and lower external supplies, which reflect the strict operational and cost discipline.

Total assets and liabilities of this segment as at 31 December 2010 and 2009 are as follows:

	Euro

	2010	2009
Assets	2,246,793,728	2,614,282,536
Liabilities	1,505,356,626	1,413,215,127

Capital expenditures in tangible and intangible assets for this reportable segment for the years 2010 and 2009 were Euro 133 million and Euro 180 million, respectively. The decrease in TMN’s capital expenditures is primarily explained by the focus on cash-flow generation, supported by synergies from fixed-mobile integration. Capital expenditures continued to be directed primarily towards expanding network capacity and coverage, namely in the urban areas and main roads. In addition, TMN recognized in 2009 additional commitments under the terms of the UMTS license amounting to Euro 11.5 million (Note 33).

As at 31 December 2010 and 2009, the total staff in this segment was 1,029 and 1,004 employees, respectively.

c) Reconciliation of revenues, net income, assets, liabilities and capital expenditures

In 2010 and 2009, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

	Euro

	2010	2009
Revenues relating to reportable segments	3,316,452,163	3,465,587,730
Revenues relating to other businesses (i)	1,088,297,486	873,863,680
Elimination of intragroup revenues	(662,495,811)	(606,046,606)
Total consolidated revenues	3,742,253,838	3,733,404,804

(i)            The increase in this caption is mainly related to improved revenue performance at Dedic (call centre operation in Brazil) and MTC (mobile operator in Namibia), the consolidation of GPTI as from 1 March 2010 and higher revenues from support companies located in Portugal, namely PT Contact and PT Sales.

In 2010 and 2009, the reconciliation between net income of reportable segments and consolidated net income is as follows:

	Euro

	2010	2009
Net income relating to reportable segments	280,548,658	492,267,885
Net income relating to other businesses (i)	(1,334,472)	17,365,693
Other items not included in reportable segments:
Net interest expenses related to loans obtained at group level (ii)	(173,468,194)	(209,649,993)
Net gains on financial assets and other investments (iii)	917,954	6,816,586
Equity in earnings of affiliated companies (iv)	141,709,867	456,043,545
Net other financial expenses	(35,998,425)	(30,727,138)
Income tax not included in reportable segments (v)	42,264,881	(25,392,566)
Net income from continuing operations	254,640,269	706,724,012
Net income from discontinued operations	5,565,426,533	82,462,164
Net income (before non-controlling interests)	5,820,066,802	789,186,176

(i)             The decrease in this caption is primarily explained by expenses incurred in connection with the Oi Group transaction and higher depreciation and amortization expenses of other businesses, which more than offset improved operational performance of certain international businesses, namely MTC and Timor Telecom.

(ii)          As explained in more detail in Note 16, the decrease in net interest expenses related to loans obtained at group level is basically explained by the decrease in the average net debt (debt minus cash and cash equivalents and short-term investments), following the first instalment received from Telefónica in September 2010 related to the disposal of the 50% stake in Brasilcel. This effect was partially offset by an increase in average cost of debt.

(iii)       In 2009, this caption includes a gain of Euro 6 million related to the change in the fair value of a free-standing cross currency derivative, which was settled in April 2009, as explained Note 17.

(iv)      As explained in more detail in Note 31, the decrease in this caption is primarily explained by (1) the capital gain of Euro 267 million recorded in 2009 following the disposal of the investment in Médi Télécom and (2) an impairment loss recorded in 2010 on the investment in Universo Online, Inc (“UOL”) amounting to Euro 28 million (Note 31), in order to adjust its carrying value to the recoverable amount obtained with the disposal of this investment, which was completed in January 2011 (Note 47).

(v)         The change in this caption is primarily explained by a gain of Euro 59 million recorded in 2010 resulting from the decrease in deferred tax liabilities related to unpaid dividends from equity investments, following a reduction in the estimated applicable tax rate from 26.5% to 10% (Note 19).

As at 31 December 2010 and 2009, the reconciliation between assets and liabilities of reportable segments and consolidated total assets and liabilities is as follows:

	Euro

	2010	2009
Assets relating to reportable segments	7,459,507,067	7,432,847,800
Assets relating to discontinued operations (Note 20)	—	6,149,704,241
Assets relating to other businesses and eliminations (i)	7,039,877,051	576,915,372
Other items not included in reportable segments:
Investments in group companies and other investments	364,439,972	600,121,453
Non-current assets held for sale (Note 31)	160,448,046	—
Goodwill (Note 33)	145,660,025	80,903,872
Total consolidated assets	15,169,932,161	14,840,492,738

(i)             The increase in this caption is primarily explained by the first and second instalments received from Telefónica in the total amount of Euro 5,500 million and by the present value of the outstanding receivable amounting to Euro 1,967 million resulting from the disposal of the 50% stake in Brasilcel, as mentioned in Note 1. These effects were partially offset by the extraordinary dividends paid in December 2010 as an anticipation of profits of 2010.

	Euro

	2010	2009
Liabilities relating to reportable segments	5,555,895,117	4,698,310,501
Liabilities relating to discontinued operations (Note 20)	—	2,344,370,830
Liabilities relating to other businesses and eliminations	(1,210,881,245)	(535,889,023)
Other items not included in reportable segments:
Loans obtained at group level	6,215,773,154	5,946,253,972
Total consolidated liabilities	10,560,787,026	12,453,046,280

Total assets, liabilities, tangible assets and intangible assets by geographic area as at 31 December 2010 and 2009 and capital expenditures for tangible and intangible assets in 2010 and 2009 are as follows:

	Euro

	2010
					Capital expenditures
	Total	Total	Tangible assets	Intangible assets	for tangible and
	assets	liabilities	(Note 34)	(Note 33)	intangible assets (iii)
Portugal (i)	13,861,345,667	10,187,945,012	3,649,050,519	879,705,779	680,332,172
Brazil (ii)	276,929,107	124,576,877	46,801,227	67,841,069	27,320,165
Other	1,031,657,387	248,265,137	178,761,668	164,145,736	90,794,997
	15,169,932,161	10,560,787,026	3,874,613,414	1,111,692,584	798,447,334

	Euro

	2009
					Capital expenditures
	Total	Total	Tangible assets	Intangible assets	for tangible and
	assets	liabilities	(Note 34)	(Note 33)	intangible assets (iii)
Portugal (i)	7,572,669,425	9,812,169,068	3,364,025,037	971,717,936	770,797,561
Brazil (ii)	6,431,529,888	2,388,647,021	1,342,322,233	2,983,072,436	19,317,284
Other	836,293,425	252,230,191	137,520,930	119,512,826	57,994,830
	14,840,492,738	12,453,046,280	4,843,868,200	4,074,303,198	848,109,675

(i)             The increase in total assets from operations in Portugal is primarily explained by the amounts already received and the last instalment yet to be received from Telefónica in connection with the disposal of the 50% stake in Brasilcel.

(ii)          The decrease in assets and liabilities and in tangible and intangible assets from Brazilian businesses is primarily explained by the disposal of the 50% stake in Brasilcel. As at 31 December 2009, this business had total assets, total liabilities, tangible and intangible assets amounting to Euro 6,150 million, Euro 2,344 million, Euro 1,306 million and Euro 2,974 million, respectively (Note 20).

(iii)       In addition to these capital expenditures, (1) in connection with the transfer of certain post retirement benefit obligations to the Portuguese State (Notes 14.1 and 34), operations in Portugal acquired in 2010 several real estate properties from the pension funds for a total amount of Euro 236 million, (2)  TMN recognised in 2009 additional commitments under the UMTS license amounting to Euro 11 million, and (3) Vivo, which was presented as a discontinued operation, had capital expenditures in tangible and intangible assets amounting to Euro 265 million and Euro 421 million in 2010 up to the disposal of this investment and in 2009, respectively.

8.                  Wages and salaries

The composition of this caption in the years ended 31 December 2010 and 2009 is as follows:

	Euro

	2010	2009
Salaries	507,131,463	439,911,127
Social security	101,981,635	81,050,952
Health care benefits	8,138,338	7,000,546
Trainning	7,163,740	6,539,367
Other	12,700,446	12,187,545
	637,115,622	546,689,537

The increase in wages and salaries is primarily explained by higher contributions from Dedic, Portugal Telecom’s call centre operation in Brazil, and GPTI, which was consolidated as from 1 March 2010.

9.                  Direct costs

The composition of this caption in the years ended 31 December 2010 and 2009 is as follows:

	Euro

	2010	2009
Telecommunications costs (i)	312,919,690	312,198,282
Leasings of sites (i)	22,608,474	22,098,976
Programming costs (ii)	115,781,049	77,422,296
Directories (Note 3.p) (iii)	50,248,451	57,434,627
Other (iv)	46,001,437	53,199,396
	547,559,101	522,353,576

(i)             In 2010 and 2009, these captions include costs related to operating leases totalling Euro 44,538,490 and Euro 40,500,541, respectively (Note 12).

(ii)          This caption relates basically to the programming costs incurred by the wireline business as a result of the roll out of the television services.

(iii)       The reduction in this caption is directly related to the decline of directories business.

(iv)      This caption includes primarily mobile contents.

10.           Costs of products sold

The composition of this caption in the years ended 31 December 2010 and 2009 is as follows:

	Euro

	2010	2009
Costs of products sold	180,819,046	203,507,171
Increases in adjustments for inventories (Note 39)	2,667,642	3,748,870
Reductions in adjustments for inventories (Note 39)	(3,592,773)	—
	179,893,915	207,256,041

The decrease in costs of products sold is mainly related to the reduction occurred in sales during the period, namely in the mobile business (Note 7.c).

11.           Supplies and external services

The composition of this caption in the years ended 31 December 2010 and 2009 is as follows:

	Euro

	2010	2009
Maintenance and repairs	145,966,906	151,626,206
Commissions	131,953,259	137,025,420
Support services	123,073,847	145,542,302
Specialized work	93,771,359	72,368,540
Electricity	48,243,912	45,502,803
Operating leases (Note 12)	48,134,257	40,038,628
Communications	23,300,704	23,015,403
Travelling	12,164,020	11,848,256
Fuel, water and other fluids	11,537,516	9,614,527
Surveillance and security	10,866,276	9,484,145
Installation and removal of terminal equipment	10,598,946	12,168,068
Transportation	9,061,625	9,605,616
Other	55,847,049	65,470,987
	724,519,676	733,310,901

12.           Operating leases

In the years ended 31 December 2010 and 2009, operating lease costs were recognised under the following captions:

	Euro

	2010	2009
Direct costs (Note 9)	44,538,490	40,500,541
Supplies and external services (Note 11) (i)	48,134,257	40,038,628
	92,672,747	80,539,169

(i)             This caption is mainly related to rentals of property and leases of transportation equipment.

As at 31 December 2010, the Company’s obligations under operating lease contracts mature as follows:

Euro

2011	55,308,978
2012	29,435,352
2013	26,702,664
2014	23,228,343
2015	18,900,294
2016 and following years	56,969,999
210,545,630

13.           Indirect taxes

The composition of this caption in the years ended 31 December 2010 and 2009 is as follows:

	Euro

	2010	2009
Spectrum fees	30,493,286	30,978,543
Other indirect taxes	14,924,960	26,838,021
	45,418,246	57,816,564

14.           Post retirement benefits

As referred to in Note 3, prior the transfer of pension obligations to the Portuguese State, PT Comunicações and PT SI were responsible for the payment of post retirement benefits under defined benefit plans, which included pensions and pension supplements to retired and active employees, healthcare services after retirement age and salaries to suspend and pre-retired employees.

On 2 December 2010, Portugal Telecom reached an agreement with the Portuguese State for the transfer to Caixa Geral de Aposentações of the pension plans that were guaranteed by PT Comunicações, relating to part of its active and retired employees, and the associated funds that cover such liabilities. The transfer included the “Plano de Pensões do Pessoal da Portugal Telecom/CGA”, the “Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi” and the liabilities associated with the survival benefit included in the “Plano de Pensões Marconi” (together the “Regulated Pension Plans”). The transfer date of the “Plano de Pensões do Pessoal da Portugal Telecom/CGA” was 1 December 2010 and for the “Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi” and “Plano de Pensões Marconi” was 31 December 2010.

The present value of past liabilities of the Regulated Pension Plans, as of the date of transfer, amounted to Euro 2,804 million (Note 14.1) and was determined by an independent actuary using actuarial assumptions that comply with best practices of similar transactions. The market value of the pension funds as of the delivery dates amounted to Euro 1,782 million (Note 14.1). Accordingly, the unfunded transferred liabilities amounted to Euro 1,022 million, of which an amount of Euro 100 million was paid in December 2010 (Note 14.5). From the outstanding amount of Euro 922 million (Note 35), an amount of Euro 17.4 million was paid in January 2011, Euro 450.0 million shall be paid in December 2011 and Euro 454.3 million shall be paid in December 2012.

Following the transfer of the pension plans to the Portuguese State, PT Comunicações is now responsible for a fixed monthly contribution (23.75% of remuneration) to Social Security and CGA in order to fund future service of the active beneficiaries included in these plans.

The book value of the transferred pension liabilities computed in accordance with Portugal Telecom’s actuarial assumptions amounted to Euro 2,796 million, as compared to the amount of Euro 2,804 million computed by an independent actuary used in this transaction. The difference amounting to Euro 7.5 million was recorded as a settlement cost (Note 14.1).

The actuarial valuations of Portugal Telecom’s defined benefit plans as at 31 December 2010, 2009 and 2008 were computed based on the projected unit credit method and considered the following main financial and demographic actuarial assumptions:

	Euro

	2010	2009	2008
Financial assumptions
Discount rate for pension and supplement	4.75%	5.50%	5.75%
Discount rate for salaries to suspended and pre-retired	3.75%	5.50%	5.75%
Discount rate for healthcare plan	4.75%	5.50%	5.75%
Salary growth rate	1.75%	1.75%	1.75%
Pension growth rate	GDP linked	GDP linked	GDP linked
Inflation rate	2.00%	2.00%	1.75%
Healthcare cost trend growth rate	3.00%	3.00%	3.00%
Expected return on assets	6.00%	6.00%	6.00%
Demographic assumptions
Mortality tables for active beneficiaries:
Males	AM (92)	AM (92)	AM (92)
Females	AF (92)	AF (92)	AF (92)
Mortality tables for non-active beneficiaries:
Males	PA (90)m adjusted	PA (90)m adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted	PA (90)f adjusted
Disability table (Swiss Reinsurance Company)	25%	25%	100%
Active employees with spouses under the plan	35%	35%	50%
Turnover of employees	Nil	Nil	Nil

The changes in actuarial assumptions were primarily due to changes occurred in market conditions.

The discount rate was computed based on long-term yield rates of high-rating bonds as of the date of the Consolidated Statement of Financial Position for durations comparable to the liabilities for pensions and pension supplements, salaries and health care benefits (between 4 and 13 years).

The rate of return on long-term fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

Salary growth rate was established in accordance with Group policy for wages and salaries and pension growth rate and the sustainability factor was established in line with Portuguese Government information.

Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

In 2010 and 2009, the total impact of changes in actuarial assumptions was a net loss of Euro 441,787,345 (Note 14.7) and a net gain of Euro 1,660,464 (Note 14.7), respectively, and was recognized directly in the Consolidated Statement of Comprehensive Income.

The impact of an increase by 25 bp on the average discount rate actuarial assumption would be a decrease of the responsibilities for post retirement benefits by approximately Euro 22 million as at 31 December 2010, while the impact of an increase (decrease) in the health care cost trend rate by 1% would be an increase (decrease) of the responsibilities for post retirement benefits by approximately Euro 64 million (Euro 52 million) as at 31 December 2010.

The impact of an increase (decrease) by 1% in the rate of return on long-term fund assets would be a decrease (increase) of post retirement benefit costs in the year 2010 by approximately Euro 22 million, corresponding to the increase (decrease) in expected return on assets, and the impact of an increase (decrease) by 1% in the health care cost trend rate would be an increase (decrease) of post retirement benefit costs in the year 2010 by approximately Euro 4 million (Euro 3 million).

14.1. Pension and supplement benefits

As referred to in Note 3.h, prior to the transfer of pension obligations to the Portuguese State, PT Comunicações was responsible for the payment of pensions and pension supplements to retired and active employees. These liabilities, which were estimated based on actuarial valuations, are as follows:

a)              Retirees and employees of Telecom Portugal (“Plan CGA”) hired prior to 14 May 1992, or who were retired on that date, are entitled to receive a pension benefit from PT Comunicações. Employees hired after that date are covered by the general Portuguese Government social security system. Following the transfer of pension obligations to the Portuguese State, PT Comunicações is no longer responsible for these pension benefits as from 31 December 2010.

b)             Retirees and employees of TLP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system.

c)              Retirees and employees of TDP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system.

d)             Retirees and employees of Companhia Portuguesa Rádio Marconi, SA (“Marconi”, a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa Marconi and to a supplemental pension benefit (“Marconi Complementary Fund”). In addition, PT Comunicações contributes to the fund “Fundo de Melhoria Marconi” with 1.55% of salaries paid to these employees, which is responsible to pay the additional pension supplement. Following the transfer of pension obligations to the Portuguese State, PT Comunicações in no longer responsible for the pension benefits as from 31 December 2010, but remains responsible for supplemental pension benefits.

e)              On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

Employees hired by PT Comunicações or any of its predecessor companies after the dates indicated above are not entitled to these benefits, as they are covered by the general Portuguese Government social security system.

PT SI employees who were transferred from PT Comunicações and Marconi and were covered by any of the pension plans described above maintain the right to such benefits.

As at 31 December 2010, pension supplement plans from PT Comunicações and PT SI covered 19,897 beneficiaries, of which approximately 65% are non-active. As at 31 December 2009, pension and pension supplement plans from PT Comunicações and PT SI covered 32,184 beneficiaries, of which approximately 75% are non-active.

Based on the actuarial reports, the benefit obligation and the fair value of the pension funds as at 31 December 2010 and 2009 were as follows:

	Euro

	2010	2009
Projected benefit obligations related to pension, pension supplements and gratuities	129,890,253	2,710,211,583
Pension funds assets at fair value	(109,335,604)	(1,954,770,520)
Unfunded pension obligations	20,554,649	755,441,063
Prior years’ service gains (i)	5,217,983	9,410,000
Present value of unfunded pension obligations(Note 14.4)	25,772,632	764,851,063

(i)             This caption refers to the component of the prior years’ service gains resulting from the changes in the benefits granted under pension supplement plans related to unvested rights. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (9 years).

During the years ended 31 December 2010 and 2009, the movement in the projected benefit obligations was as follows:

	Euro

	2010	2009
Opening balance of the projected benefit obligation	2,710,211,583	2,607,450,000
Payments of benefits and contributions
Benefits paid by the Company (Note 14.5)	(824,091)	(1,572,673)
Benefits paid by the funds	(152,374,072)	(166,239,122)
Participants’ contributions	9,038,663	11,329,546
Pension costs
Service cost	4,129,105	5,042,000
Interest cost	134,434,975	145,201,520
Prior year service gain	(31,215,000)	—
Work force reduction programme costs	279,299	1,693,755
Loss recognized as a result of the transfer to CGA	7,492,956	—
Net actuarial losses	322,618,134	107,306,557
Transfer to liabilities with salaries (Note 14.3)	(70,112,300)	—
Pension obligations transferred to the Portuguese State	(2,803,788,999)	—
Closing balance of the projected benefit obligation	129,890,253	2,710,211,583

As at 31 December 2010 and 2009, the portfolio of pension funds was as follows:

	Euro

	2010		2009
	Amount	%	Amount	%
Equities	24,703,635	22.6%	689,589,897	35.3%
Bonds	32,084,229	29.3%	664,855,132	34.0%
Property (i)	10,851,414	9.9%	256,729,054	13.1%
Cash, treasury bills, short-term stocks and other assets	41,696,326	38.1%	343,596,437	17.6%
	109,335,604	100.0%	1,954,770,520	100.0%

(i)             As at 31 December 2010, this caption includes certain properties that have been rented to Portugal Telecom Group companies, which had a fair value of Euro 3 million. During the year ended 31 December 2010, in connection with the transfer of unfunded pension obligations to the Portuguese State, Portugal Telecom acquired from the pension funds all real estate properties that were rented to Group companies and recognised them under the caption “Tangible fixed assets” for an amount of Euro 236 million (Notes 7.c and 34), including Euro 226 million (Note 7) acquired by the wireline business and the remaining Euro 10 million acquired by other companies in Portugal.

Portugal Telecom is exposed to risks related to the changes in the fair value of the plan assets associated to Portugal Telecom’s post retirement defined pension supplement plans. The main purpose of the established investment policy is capital preservation through five main principles: (1) diversification; (2) stable strategic asset allocation and disciplined rebalancing; (3) lower exposure to currency fluctuations; (4) specialized instruments for each class of assets; and (5) cost control.

During the years ended 31 December 2010 and 2009, the movement in the plan assets was as follows:

	Euro

	2010	2009
Opening balance of the plan assets	1,954,770,520	1,738,250,176
Actual return on assets	44,477,969	262,652,024
Payments of benefits	(152,374,072)	(166,239,122)
Contributions made by the Company (Note 14.5) (i)	35,535,127	108,777,896
Participants’ contributions	9,038,662	11,329,546
Funds transferred to the Portuguese State together with related obligations	(1,782,112,602)	—
Closing balance of the plan assets	109,335,604	1,954,770,520

(i)        In 2009, this caption includes Euro 33,036,928 (Notes 14.4 and 34) related to contributions in kind of real estate properties. The remaining contributions amounting to Euro 75,740,968 (Note 14.5) were realized in cash.

A summary of the components of the net periodic pension cost recorded in the years ended 31 December 2010 and 2009 is presented below:

	Euro

	2010	2009
Service cost	4,129,105	5,042,000
Interest cost	134,434,975	145,201,520
Expected return on plan assets	(104,871,000)	(108,686,000)
Prior years’ service gains recognized in the period (i)	(31,215,000)	—
Amortization of prior years’ service gains (ii)	(1,071,344)	(1,085,000)
Current pension cost (Note 14.6)	1,406,736	40,472,520
Work force reduction program	279,299	1,693,755
Prior years’ service gains (extraordinary amortization)	(3,120,673)	(118,000)
Loss recognized as a result of the transfer to CGA (iii)	7,492,956	—
Curtailment cost (Note 14.6)	4,651,582	1,575,755
Total pension cost	6,058,318	42,048,275

(i)             The prior year service gain recognized in 2010 is related to the Law 3B/2010 that changed the way pension is computed, reducing benefits.

(ii)          In 2010 and 2009, this caption corresponds to the annual amortization of unrecognized prior year service gains obtained in previous years.

(iii)       This caption corresponds to the difference between the value of the pension obligations transferred to the Portuguese State using actuarial assumptions that comply with best practices of similar transactions and the value of these same obligations using Portugal Telecom’s actuarial assumptions.

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2010 and 2009, the movement in accumulated net actuarial losses was as follows:

	Euro

	2010	2009
Opening balance	1,528,264,321	1,574,923,788
Change in actuarial assumptions (Note 14.7)	345,774,504	52,082,837
Differences between actual data and actuarial assumptions (Note 14.7):
Pension benefit obligation related (i)	(23,156,369)	55,223,720
Asset related	60,393,031	(153,966,024)
Net actuarial losses recycled to retained earnings (Note 41.5) (ii)	(1,794,573,604)	—
Closing balance (Note 41.5)	116,701,883	1,528,264,321

(i)             Differences between actual data and actuarial assumptions related to the PBO, results mainly from updated information regarding beneficiaries.

(ii)          Following the transfer of unfunded pension obligations to the Portuguese State, the related net actuarial losses were recycled to retained earnings, net of tex effect.

14.2. Health care benefits

As referred to in Note 3.i), PT Comunicações is responsible for the payment of post retirement health care benefits to certain suspended employees, pre-retired employees, retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of managing the Company’s Health Care Plan.

This plan, sponsored by PT Comunicações, includes all employees hired by PT Comunicações until 31 December 2000 and by Marconi until 1 February 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan. As at 31 December 2010 and 2009, healthcare plans from PT Comunicações and PT SI covered 24,857 and 25,127 beneficiaries related to employees and former employees, of which approximately 75% are non-active. In addition, as at 31 December 2010, these plans also covered 11,735 beneficiaries related to relatives of employees and former employees.

The financing of the Health Care Plan is assured by defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

Based on the actuarial reports, the benefit obligation and the fair value of health care funds and prior year’s service gains not yet recognized as at 31 December 2010 and 2009 are as follows:

	Euro

	2010	2009
Projected benefit obligations	342,490,660	335,261,865
Plan assets at fair value	(338,810,084)	(414,753,964)
Net unfunded obligations/ (plan surplus)	3,680,576	(79,492,099)
Prior years’ service gains (i)	13,087,000	13,952,000
Present value of net unfunded obligations/ (plan surplus) (Note 14.4)	16,767,576	(65,540,099)

(i)             This caption refers to the component of the prior years’ service gains resulting from the changes in the health care plan made in 2006 related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (16 years).

During the years ended 31 December 2010 and 2009, the movement in the projected benefit obligations was as follows:

	Euro

	2010	2009
Opening balance of the projected benefit obligations	335,261,865	426,325,003
Benefits paid by the Company (Note 14.5)	(18,882,633)	(23,005,413)
Pension costs
Service cost	3,027,076	1,783,000
Interest cost	17,933,044	23,867,000
Curtailment costs	2,694,286	—
Net actuarial losses (gains)	2,457,022	(93,707,725)
Closing balance of the projected benefit obligations	342,490,660	335,261,865

As at 31 December 2010 and 2009, the portfolio of the Company’s autonomous fund to cover post retirement health care benefit obligations was as follows:

	Euro

	2010		2009
	Amount	%	Amount	%
Equities (i)	88,085,111	26.0%	84,240,162	20.3%
Bonds (ii)	127,845,608	37.7%	218,278,019	52.6%
Cash, treasury bills, short-term stocks and other assets (iii)	122,879,365	36.3%	112,235,783	27.1%
	338,810,084	100.0%	414,753,964	100.0%

(i)             As at 31 December 2010, this caption corresponds to investments in shares of Banco Espírito Santo (Note 45).

(ii)          As at 31 December 2010, this caption includes investments in bonds of Portugal Telecom amounting to Euro 68 million (Note 45).

(iii)       As at 31 December 2010, this caption includes investments in the private equity funds “Ongoing International Capital Markets” and “Ongoing International Private Equity” totalling Euro 74 million, which are managed by Ongoing International (Note 45).

During  2010 and 2009, the movement in the plan assets was as follows:

	Euro

	2010	2009
Opening balance of the plan assets	414,753,964	393,396,360
Actual return on assets	8,365,989	47,598,066
Refunds (Note 14.5) (i)	(84,309,869)	(26,240,462)
Closing balance of the plan assets	338,810,084	414,753,964

(i)             In 2010, this caption includes Euro 9,309,869 related to the refund of expenses paid on account by PT Comunicações and Euro 75,000,000 related to the refund from the pension fund of the excess funding determined during the year. In 2009, this caption is related to the refund of expenses paid on account by PT Comunicações.

A summary of the components of the net periodic post retirement health care cost (gain) in 2010 and 2009 is presented below:

	Euro

	2010	2009
Service cost	3,027,076	1,783,000
Interest cost	17,933,044	23,867,000
Expected return on plan assets	(24,332,838)	(22,928,000)
Prior years’ service gains	(865,000)	(865,000)
Current cost (gain) (Note 14.6)	(4,237,718)	1,857,000
Work force reduction program costs (Note 14.6)	2,694,286	—
Health care cost (gain)	(1,543,432)	1,857,000

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2010 and 2009, the movement in accumulated net actuarial losses was as follows:

	Euro

	2010	2009
Opening balance	201,271,495	319,649,286
Change in actuarial assumptions (Note 14.7)	40,384,304	(60,661,145)
Differences between actual data and actuarial assumptions (Note 14.7):
Health care benefit obligation related (i)	(37,927,282)	(33,046,580)
Assets related	15,966,849	(24,670,066)
Closing balance (Note 41.5)	219,695,366	201,271,495

(i)             Differences between actual data and actuarial assumptions related to the PBO results mainly from lower health care expenses than expected.

14.3. Salaries

As mentioned in Note 3.j), PT Comunicações is also responsible for the payment of salaries to suspended and pre-retired employees. Suspended employees of Plan CGA (hired prior to 14 May 1992), TLP and TDP (hired prior to 23 June 1994) are entitled to receive a benefit payment normally equal to approximately 90% of salary prior to leaving service (with an annual increase in some cases). Pre-retired employees of TLP and TDP are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of pre-retirement) until they reach the Portuguese social security retirement age. After that date, these former employees become entitled to the pension supplement. As at 31 December 2010 and 2009, there were 6,209 and 6,228 suspended and pre-retired employees, respectively.

These liabilities are not subject to any legal funding requirement, therefore the monthly payment of salaries is made directly by PT Comunicações.

During the years ended 31 December 2010 and 2009, the movement in the projected benefit obligation was as follows:

Euro

	2010	2009
Opening balance of the projected benefit obligation	791,441,961	907,735,413
Benefits paid by the Company (Note 14.5)	(160,288,354)	(174,374,456)
Interest cost (Note 14.6)	39,610,000	47,301,000
Curtailment costs (Note 14.6)	134,208,621	10,516,161
Net actuarial losses	49,239,869	263,843
Transfer from liabilities with pensions (Note 14.1)	70,112,300	—
Closing balance of the projected benefit obligation	924,324,397	791,441,961

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2010 and 2009, the movement in accumulated net actuarial losses was as follows:

Euro

	2009	2009
Opening balance	65,860,712	65,596,869
Change in actuarial assumptions (Note 14.7)	55,628,537	6,917,844
Differences between actual data and actuarial assumptions (Note 14.7)	(6,388,668)	(6,654,001)
Closing balance (Note 41.5)	115,100,581	65,860,712

14.4. Responsibilities for post retirement benefits

The movements occurred in the responsibilities for post retirement benefits during the years ended 31 December 2010 and 2009 were as follows:

Euro

			Salaries to pre-
			retired and
	Pension	Health care	suspended
	benefits	benefits	employees
	(Note 14.1)	(Note 14.2)	(Note 14.3)	Total
Balance as at 31 December 2008	879,812,824	47,745,643	907,735,413	1,835,293,880
Net periodic pension cost (Note 14.6)	40,472,520	1,857,000	47,301,000	89,630,520
Work force reduction program costs (Note 14.6)	1,575,755	—	10,516,161	12,091,916
Payments, contributions and refunds (Note 14.5) (i)	(110,350,569)	3,235,049	(174,374,456)	(281,489,976)
Net actuarial losses (gains) (Note 14.7)	(46,659,467)	(118,377,791)	263,843	(164,773,415)
Balance as at 31 December 2009	764,851,063	(65,540,099)	791,441,961	1,490,752,925
Net periodic pension cost/(gain) (Note 14.6)	1,406,736	(4,237,718)	39,610,000	36,779,018
Work force reduction program costs (Note 14.6)	4,651,582	2,694,286	134,208,621	141,554,489
Payments, contributions and refunds (Note 14.5)	(36,359,218)	65,427,236	(160,288,354)	(131,220,336)
Net actuarial losses (Note 14.7)	383,011,166	18,423,871	49,239,869	450,674,906
Transfer between pensions and salaries (Notes 14.1 and 14.3)	(70,112,300)	—	70,112,300	—
Unfunded obligations transferred to the Portuguese State (Note 14.1)	(1,021,676,397)	—	—	(1,021,676,397)
Balance as at 31 December 2010	25,772,632	16,767,576	924,324,397	966,864,605

(i)    In 2009, payments and contributions relating to pension benefits include a contribution in kind of several real estate properties amounting to Euro 33,036,928 (Note 14.1) , with the remaining Euro 77,313,641 (Note 14.4) being related to payments and contributions in cash.

Certain post retirement benefit plans have a surplus position and therefore were presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 31 December 2010 and 2009, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

Euro

	2010	2009
Plans with a deficit position:
Pensions	27,700,623	766,130,901
Healthcare	16,767,576	768,659
Salaries to pre-retired and suspended employees	924,324,397	791,441,961
	968,792,596	1,558,341,521
Plans with a surplus position:
Pensions	(1,927,991)	(1,279,839)
Healthcare	—	(66,308,757)
	(1,927,991)	(67,588,596)
	966,864,605	1,490,752,925

14.5. Cash flows relating to post retirement benefit plans

During the years ended 31 December 2010 and 2009, the payments and contributions regarding post retirement benefits were as follows:

Euro

	2010	2009
Pensions
Contributions to the funds (Note 14.1)	35,535,127	75,740,968
Payments of pensions to pre-retired and suspended employees (Note 14.1)	824,091	1,572,673
Sub total (Note 14.4)	36,359,218	77,313,641
Health care
Refunds (Note 14.2)	(84,309,869)	(26,240,462)
Payments of health care expenses (Note 14.2)	18,882,633	23,005,413
Sub total (Note 14.4)	(65,427,236)	(3,235,049)
Other payments
Payments of salaries to pre-retired and suspended employees (Note 14.4)	160,288,354	174,374,456
Termination payments (Note 14.6)	3,958,763	2,712,743
Payment to the Portuguese State related to the transfer of pension plans	100,000,000	—
Sub total	264,247,117	177,087,199
	235,179,099	251,165,791

14.6. Post retirement benefit costs

In 2010 and 2009, post retirement benefit costs and net work force reduction program costs were as follows:

Euro

	2010	2009
Post retirement benefits
Pension benefits (Notes 14.1 and 14.4)	1,406,736	40,472,520
Health care benefits (Notes 14.2 and 14.4)	(4,237,718)	1,857,000
Salaries (Notes 14.3 and 14.4)	39,610,000	47,301,000
Other (i)	1,430,820	—
	38,209,838	89,630,520
Curtailment and settlement costs (ii)
Pensions (Notes 14.1 and 14.4)	4,651,582	1,575,755
Health care (Notes 14.2 and 14.4)	2,694,286	—
Salaries (Notes 14.3 and 14.4)	134,208,621	10,516,161
Termination payments (Note 14.5)	3,958,763	2,712,743
	145,513,252	14,804,659

(i)    This caption corresponds to a fixed contribution paid by Portugal Telecom to the Portuguese Social Security System relating to the annual service of active and suspended employees that were entitled to pension benefits under the Company’s post retirement benefit plans that were transferred to the Portuguese State.

(ii)   Curtailment and settlement costs include (1) a loss of Euro 7.5 million (Note 14.1) recognized as a result of the transfer of pension unfunded obligations to the Portuguese State, (2) an extraordinary amortization of prior years’ service gains, amounting to Euro 3.1 million (Note 14.1), and (3) redundancy costs totalling Euro 141.1 million, which are mainly related to a redundancy programme approved in the end of 2010.

14.7. Net actuarial losses (gains)

In 2010 and 2009, the net actuarial losses (gains) (Notes 14.4 and 41.5) recorded in the Consolidated Statement of Comprehensive Income were as follows:

Euro

	2010	2009
Changes in actuarial assumptions
Pension benefits (Note 14.1)	345,774,504	52,082,837
Health care benefits (Note 14.2)	40,384,304	(60,661,145)
Salaries (Note 14.3)	55,628,537	6,917,844
Sub-total	441,787,345	(1,660,464)
Differences between actual data and actuarial assumptions
Pension benefits (Note 14.1)	37,236,662	(98,742,304)
Health care benefits (Note 14.2)	(21,960,433)	(57,716,646)
Salaries (Note 14.3)	(6,388,668)	(6,654,001)
Sub-total	8,887,561	(163,112,951)
Total (Notes 14.4 and 41.5)	450,674,906	(164,773,415)

Net actuarial losses and gains recorded in 2010 and 2009 related to change in actuarial assumptions resulted basically from the changes in the financial and demographic actuarial assumptions detailed above, as follows.

•             Net actuarial losses recognized in 2010 amounting to Euro 442 million are primarily related to the reduction in the discount rate (Euro 352 million) and an adjustment in the mortality tables (Euro 100 million);

•             Net actuarial gains recognized in 2009 amounting to Euro 2 million include primarily the impacts of the reduction in the discount rate (loss of Euro 99 million), the changes in the disability table (gain of Euro 39 million) and in the percentage of active employees with spouses as additional beneficiaries under the plan (gain of Euro 69 million).

The detail of net actuarial gains and losses resulting from differences between actual data and actuarial assumptions is as follows:

•             Net actuarial losses recognized in 2010 amounting to Euro 9 million include (1) a loss of Euro 76 million related to the difference between actual (2.8%) and expected (6.0%) return on assets and (2) a gain of Euro 67 million related to the difference between actual data and actuarial assumptions related to projected benefit obligations, namely lower health care expenses and differences in the salary growth rate;

•             Net actuarial gains recognized in 2009 amounting to Euro 163 million relate mainly to the difference between actual (15.0%) and expected (6.0%) return on assets (Euro 179 million).

14.8. Other disclosures

The table below presents historical data for a five year period about the present value of projected benefit obligations, the fair value of the plan assets, the surplus or deficit in the plans and the net actuarial gains and losses. The detail of this data for all the plans mentioned above as at 31 December 2010, 2009, 2008, 2007 and 2006 and for the years then ended is as follows:

Euro

	2010	2009	2008	2007	2006
Projected benefit obligations (i)	1,396,705,310	3,836,915,409	3,941,510,416	4,203,125,154	4,562,597,772
Plan assets at fair value (i)	448,145,688	2,369,524,484	2,131,646,536	2,899,144,514	2,908,149,704
Net unfunded obligations	948,559,622	1,467,390,925	1,809,863,880	1,303,980,640	1,654,448,068
Prior years’ service gains	18,304,983	23,362,000	25,430,000	25,891,000	19,062,000
Responsibilities for post retirement benefits, net	966,864,605	1,490,752,925	1,835,293,880	1,329,871,640	1,673,510,068

(i)    The decrease in these captions is primarily related to the transfer of the defined benefit pension plans to the Portuguese State, as mentioned above.

Euro

	2010	2009	2008	2007	2006
Changes in actuarial assumptions	441,787,345	(1,660,464)	(232,309,178)	(150,947,555)	(222,328,000)
Differences between actual data and actuarial assumptions
Projected benefit obligations related	(67,472,319)	15,523,139	26,821,855	(208,946,281)	(80,226,800)
Plan assets related	76,359,880	(178,636,090)	800,296,495	74,656,771	(16,860,413)
Total net actuarial losses (gains)	450,674,906	(164,773,415)	594,809,172	(285,237,065)	(319,415,213)

15.           Other costs, net

Other costs amounted to Euro 141,194,008 in the year ended 31 December 2010 and include the following one-off items: (1) non-recurring provisions and adjustments amounting to approximately Euro 50 million (Note 39) that were recognized in order to adjust certain receivables and inventories to their recoverable amounts and reflect estimated losses with certain legal actions; and (2) expenses incurred for services rendered in relation to the acquisition of an investment in Oi Group amounting to Euro 25 million (Note 47).

16.           Net interest expenses

The composition of this caption in the years ended 31 December 2010 and 2009 is as follows:

Euro

	2010	2009
Interest expense
Related to loans obtained and financial instruments	282,729,191	257,997,581
Other	1,424,231	5,930,533
Interest income
Related to cash, short-term investments and financial instruments	(79,815,461)	(31,390,045)
Other	(19,293,026)	(5,046,914)
	185,044,935	227,491,155

The decrease in net interest expenses in 2010 is primarily explained by (1) a reduction in average net debt, following the first installment received from Telefónica in September 2010 related to the disposal of the 50% stake in Brasilcel, and (2) the financial effect on the outstanding receivables from Telefónica in connection with this transaction, which explains the increase in other interest income. These effects were partially offset by an increase in average cost of debt.

17.           Net gains on financial assets and other investments

The composition of this caption in the years ended 31 December 2010 and 2009 is as follows:

Euro

	2010	2009
Derivative financial instruments (Note 42) (i)	(740,501)	(5,814,792)
Real estate investments (ii)	(792,832)	(940,220)
Other, net	(326,954)	(1,312,556)
	(1,860,287)	(8,067,568)

(i)    This caption relates to the change in the fair value of certain free-standing derivatives. Gains recorded in 2009 are primarily explained by a gain of Euro 5,690,132 related to the impact on a free-standing cross currency derivative resulting from the appreciation of the US Dollar against the Euro until April 2009, when this financial instrument was settled. This caption also includes the impact of the change in fair value of interest rate derivatives.

(ii)   This caption includes gains related to rents received from real estate rented to third parties, net of the corresponding amortization of these assets.

18.           Net other financial expenses

The composition of this caption in the years ended 31 December 2010 and 2009 is as follows:

Euro

	2010	2009
Bank commissions and expenses	25,952,241	26,006,598
Other	7,348,289	9,708,953
	33,300,530	35,715,551

19.           Income taxes

Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax at a rate of 25%, which is increased by a maximum of 1.5% of collectible profit through a municipal tax and, following a change in tax legislation occurred in 2010, by another 2.5% of collectible profit above Euro 2 million, leading to a maximum aggregate tax rate of approximately 29%.  In 2009, Portugal Telecom and its subsidiaries located in Portugal were subject to an aggregate tax rate of approximately 26.5%.

Portugal Telecom adopted the tax consolidation regime for groups of companies, which apply to all companies located in Portugal in which it holds at least 90% of the capital stock and that comply with Article 69 of the Portuguese Corporate Income Tax Law.

Subsidiaries located in Brazil are subject to income taxes at a nominal rate of 34%.

In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during a period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. In Brazil, income tax returns are subject to review and adjustment by the tax authorities during a period of five calendar years. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustments which may result from such reviews, as well as other tax contingencies, will not have a material impact on the consolidated financial statements as at 31 December 2010, considering the provisions recognised by the Company (Note 39).

a) Deferred taxes

During the years ended 31 December 2010 and 2009, the movements in deferred tax assets and liabilities were as follows:

Euro

		Increases and reductions		Change in tax rate
			Other		Other	Foreign		Changes in the
			reserves and		reserves and	currency	Transfers	consolidation
	Balance	Net	accumulated	Net	accumulated	translation	and other	perimeter	Balance
	31 Dec 2009	income (ii)	earnings	income (ii) (iii)	earnings	adjustments (iv)	movements	(Note 20) (i)	31 Dec 2010
Deferred tax assets
Accrued post-retirement liability	395,049,525	(7,683,306)	112,672,609	(979,097)	(26,924,481)	—	—	—	472,135,250
Tax losses carryforward	211,674,665	(29,986,431)	—	—	—	18,238,721	—	(199,926,955)	—
Provisions and adjustments	123,278,281	8,382,717	—	3,143,037	—	6,786,636	(65,168)	(82,680,665)	58,844,838
Additional contribution to pension funds	124,179,032	(30,611,749)	—	(1,048,236)	—	—	—	—	92,519,047
Financial instruments	1,114,304	3,343,070	(18,037)	—	—	—	—	—	4,439,337
Other	164,215,321	(7,315,930)	—	(277,578)	—	13,613,254	4,612,194	(149,710,535)	25,136,726
	1,019,511,128	(63,871,629)	112,654,572	838,126	(26,924,481)	38,638,611	4,547,026	(432,318,155)	653,075,198
Deferred tax liabilities
Revaluation of fixed assets	258,470,817	(15,782,658)	—	—	(14,181,908)	—	(94,241)	—	228,412,010
Gains on disposals of investments	2,050,322	(322,381)	—	(105,824)	—	—	—	—	1,622,117
Financial instruments (v)	—	—	15,143,542	—	—	—	—	—	15,143,542
Other (vi)	222,591,195	(43,609,089)	720,691	508,561	(23,354)	20,008,228	717,527	(134,494,091)	66,419,668
	483,112,334	(59,714,128)	15,864,233	402,737	(14,205,262)	20,008,228	623,286	(134,494,091)	311,597,337
		(4,157,501)	96,790,339	435,389	(12,719,219)	18,630,383	3,923,740	(297,824,064)

(i)    Changes in the consolidation perimeter correspond to 50% of Vivo’s deferred tax assets and liabilities following the completion of the disposal of the 50% stake in Brasilcel in September 2010.

(ii)   The split between continuing and discontinued operations of changes in deferred taxes recorded through net income in 2010 and 2009 is as follows:

Euro

	2010	2009
Continuing operations	24,867,108	(74,556,616)
Discontinued operations	(28,589,220)	(1,683,596)
	(3,722,112)	(76,240,212)

(iii)  The impacts on net income resulting from changes in tax rate correspond primarily to the revision of the tax rate applicable for certain companies located in Portugal, namely related to the above mentioned increase in the statutory tax rate in Portugal and to the decrease in the tax rate applicable for certain companies that are expected to present tax losses in the following years.

(iv)  Foreign currency translation adjustments are primarily related to the impact of the appreciation of the Brazilian Real against the Euro up to the completion of the disposal of the 50% stake in Brasilcel.

(v)   The increase in this caption corresponds to the tax effect associated with the equity component of the exchangeable bond obtained by Portugal Telecom in 2007 (Note 35), which was recognized as a result of changes occurred in the Portuguese tax legislation in 2010.

(vi)  Other deferred tax liabilities correspond primarily to the tax effect on unpaid dividends from associated companies.

Euro

				Foreign
	Balance		Other	currency	Transfers	Balance
	1 Jan 2009	Net	comprehensive	translation	and other	31 Dec 2009
	(restated)	income	income	adjustments (i)	movements	(restated)
Deferred tax assets
Accrued post-retirement liability	486,352,878	(47,638,398)	(43,664,955)	—	—	395,049,525
Tax losses carryforward	172,831,198	(9,617,812)	—	49,100,037	(638,758)	211,674,665
Provisions and adjustments	91,149,723	17,751,740	—	16,351,942	(1,975,124)	123,278,281
Additional contribution to pension funds	138,567,071	(14,388,039)	—	—	—	124,179,032
Financial instruments	14,380,500	(13,135,260)	205,023	(335,959)	—	1,114,304
Other	129,442,609	38,280	—	32,779,871	1,954,561	164,215,321
	1,032,723,979	(66,989,489)	(43,459,932)	97,895,891	(659,321)	1,019,511,128
Deferred tax liabilities
Revaluation of fixed assets (ii)	290,970,684	(18,809,606)	(12,116,738)	—	(1,573,523)	258,470,817
Gains on disposals of investments	2,378,683	(328,361)	—	—	—	2,050,322
Other	168,843,403	28,388,690	—	27,625,503	(2,266,401)	222,591,195
	462,192,770	9,250,723	(12,116,738)	27,625,503	(3,839,924)	483,112,334
		(76,240,212)	(31,343,194)	70,270,388	3,180,603

(i)    Foreign currency translation adjustments are primarily related to the impact of the appreciation of the Brazilian Real against the Euro.

(ii)   Following the contributions in kind to the pension funds of certain real estate properties made at the end of 2009, as mentioned in Note 14, the deferred tax liability related to the revaluation of these assets was adjusted in order to reflect the manner in which Portugal Telecom expected to recover the carrying amounts of these assets. This effect, amounting to Euro 12,116,738, was recognised in the Consolidated Statement of Comprehensive Income and, subsequently, the remaining deferred tax liability related to these assets was recognised in the Consolidated Income Statement.

As at 31 December 2010 and 2009, total deferred tax assets include respectively Euro 19 million and Euro 441 million from foreign countries, and total deferred tax liabilities include respectively Euro 64 million and Euro 221 million from foreign countries. As at 31 December 2009, deferred tax assets and liabilities from foreign countries were primarily related to Portugal Telecom’s investment in Vivo.

b) Reconciliation of income tax provision

The reconciliation between the nominal and the effective income tax expense for the years ended 31 December 2010 and 2009 is as follows:

Euro

	2010	2009
Income before taxes	332,166,117	892,614,169
Statutory tax rate	29.0%	26.5%
	96,328,174	236,542,755
Gain resulting from a corporate reestructuring (i)	(59,045,199)	—
Permanent differences (ii)	36,619,875	(56,177,090)
Increases and reductions in provisions for income tax contingencies (Notes 28 and 39)	13,795,652	(1,434,464)
Difference in tax rates (iii)	(8,276,417)	4,846,141
Tax losses from previous periods	4,520,000	(3,823,664)
Adjustments to the provision for income taxes of the previous year (Note 28)	(3,697,527)	6,541,389
Change in tax rate	(435,389)	—
Other	(2,283,321)	(604,910)
	77,525,848	185,890,157
Income tax
Income tax-current (Note 28)	102,392,956	111,333,541
Deferred taxes (iv)	(24,867,108)	74,556,616
	77,525,848	185,890,157

(i)    This gain is primarily related to a corporate restructuring of African businesses that resulted in the decrease of deferred tax liabilities related to unpaid dividends from associated companies, following a reduction in the estimated applicable tax rate from 26.5% to 10%.

(ii)   In 2010, this caption is primarily related to the following non-taxable costs: (1) an impairment loss of Euro 28 million relating to the investment in UOL (Note 31), (2) interest expenses incurred by Portugal Telecom in connection with the acquisition of financial investments; and (3) expenses incurred in 2010 for services rendered in relation to the acquisition of an investment in Oi Group (Note 47). In 2009, this caption includes primarily Euro 70,748,542 resulting from the non-taxable gain amounting to Euro 266,975,632 (Note 31) related to the disposal of the investment in Médi Télécom.

(iii)  This caption corresponds to the impact related to the difference between the statutory tax rate applicable in Portugal and other tax rates applicable to Group companies, namely foreign operations.

(iv)  The change in this caption is primarily explained by the impact of the corporate restructuring of African businesses (Euro 59 million), as explained above, and a lower reduction in deferred tax assets related to accrued post-retirement liability as a result of lower payments and contributions deductible for tax purposes in 2010.

20.          Discontinued operations

Following the agreement reached with Telefónica on 28 July 2010 for the disposal of Portugal Telecom’s 50% stake in Brasilcel, for a total consideration of Euro 7,500 million, Vivo was classified as a discontinued operation. Consequently, financial information relating to the Brazilian mobile business was restated in the consolidated financial statements for the year ended 31 December 2009, in order to be presented as a discontinued operation.

As mentioned in Notes 1 and 2, the sale was concluded on 27 September 2010, with Portugal Telecom having received Euro 4,500 million on that day and Euro 1,000 million on 30 December 2010, totaling Euro 5,500 million (Note 1), with the remainder of the consideration, amounting to Euro 2,000 million (Note 26), to be received no later than 31 October 2011, in accordance with the terms of the agreement reached with Telefónica.

Portugal Telecom recognized a net gain of Euro 5,423 million (Note 1) in connection with the sale of Vivo, which includes: (1) Euro 4,390 million corresponding to the difference between the total consideration agreed with Telefónica (Euro 7,500 million) and the carrying value of the investment in Brasilcel on the date of the disposal (Euro 3,110 million); (2) Euro 1,134 million corresponding to the cumulative foreign currency translation adjustments transferred to net income; (3) Euro 47 million related to the difference between the outstanding amounts due by Telefónica as at 27 September 2010 (Euro 3,000 million) and their respective present value (Euro 2,953 million); and (4) Euro 54 million related to  legal and financial advisory fees and other costs related to the sale. In accordance with Portuguese tax legislation, the capital gain obtained with the disposal of Vivo is not taxable.

Net income from discontinued operations in 2010 includes (1) the gain of Euro 5,423 million recognized with the sale, as explained above, (2) Portugal Telecom’s 50% stake of Vivo’s net income before non-controlling interests up to the conclusion of the sale of this business (Euro 110 million), and (3) positive foreign currency translation adjustments (“CTA’s”) transferred to net income (Euro 32 million), following share capital reductions undertaken by Brasilcel in 2010 related to repayment of investment made. The detail of net income from discontinued operations for the years ended 31 December 2010 and 2009 is as follows:

	2010	2009
Net gain recorded in connection with the disposal of Brasilcel
Capital gain	4,389,916,509	—
CTA’s transferred to net income following the sale	1,134,159,099	—
Impact of the present value of the receivable from Telefónica	(46,753,264)	—
Costs related to the sale	(54,281,187)	—
	5,423,041,157	—
Net income before non-controlling interests of Vivo	110,444,523	60,858,300
CTA’s transferred to net income following share capital reductions	31,940,853	21,603,864
Net income from discontinued operations	5,565,426,533	82,462,164

Vivo’s results (Portugal Telecom’s 50% share) in 2010, up to the conclusion of the sale of this business, and in the year ended 31 December 2009 are as follows:

	2010	2009
Revenues	2,593,095,228	3,138,075,094
Costs:
Wages and salaries	150,109,495	160,957,440
Direct costs	545,450,454	613,445,841
Commercial costs	555,099,483	721,675,466
Depreciation and amortization (Notes 33 and 34)	530,428,173	719,336,521
Other costs	567,996,080	700,353,327
Total costs	2,349,083,685	2,915,768,595
Income before financial results and taxes	244,011,543	222,306,499
Financial gains and (losses)	(38,752,802)	(113,236,843)
Income before income taxes	205,258,741	109,069,656
Provision for income taxes	(94,814,218)	(48,211,356)
Net income	110,444,523	60,858,300

Assets and liabilities related to discontinued operations on the date of disposal and as at 31 December 2009 are as follows:

Euro

	2010	2009
Assets:
Current assets	1,456,657,504	1,215,622,389
Intangible assets (Note 33)	3,115,051,129	2,973,562,598
Tangible assets (Note 34)	1,271,300,163	1,305,840,206
Deferred taxes (Note 19)	432,318,155	418,299,378
Other non-current assets	299,323,133	236,379,670
Total assets	6,574,650,084	6,149,704,241
Liabilities:
Current liabilities	1,344,666,287	1,273,655,294
Medium and long-term debt	764,475,652	831,134,229
Deferred taxes (Note 19)	134,494,091	119,187,849
Other non-current liabilities	171,516,849	120,393,458
Total liabilities	2,415,152,879	2,344,370,830
Equity excluding non-controlling interests	3,110,083,492	2,898,407,431
Non-controlling interests	1,049,413,713	906,925,980
Total equity	4,159,497,205	3,805,333,411
Total liabilities and shareholders’ equity	6,574,650,084	6,149,704,241

Cash flows from discontinued operations include the proceeds, net of related expenses, obtained with the disposal of the 50% stake in Brasilcel, which are classified as cash flows from investing activities, and Portugal Telecom’s 50% share of Vivo’s cash flows. The detail of cash flows from investing activities relating to discontinued operations is as follows:

Euro

	2010	2009
Disposal of the 50% stake previously held by Portugal Telecom (i)	5,474,967,956	—
Share capital reductions at Brasilcel (ii)	89,935,775	73,338,220
Proportional consolidation of Vivo’s cash flows from investing activities	(191,295,243)	(374,323,574)
Cash flow from investing activities	5,373,608,488	(300,985,354)

(i)    This caption includes Euro 5,500 million (Note 1) related to the first and second instalments received from Telefónica in connection with the disposal of the 50% stake in Brasilcel, net of related expenses.

(ii)   This caption corresponds to cash receipts resulting from share capital reductions undertaken by Brasilcel prior to the sale of this investment, which are included in Vivo’s cash flows from financing activities, as detailed below.

Portugal Telecom’s 50% stake of the cash flows of Vivo in 2010, up to the conclusion of the sale of this business, and in the year ended 31 December 2009 is as follows:

Euro

	2010	2009
OPERATING ACTIVITIES
Collections from clients	2,893,087,731	3,460,315,478
Payments to suppliers	(1,863,175,077)	(2,203,235,794)
Payments to employees	(152,705,823)	(166,882,518)
Payments relating to income taxes	(25,099,067)	(23,362,326)
Payments relating to indirect taxes and other	(249,074,381)	(220,595,115)
Cash flow from operating activities	603,033,383	846,239,725

INVESTING ACTIVITIES
Cash receipts resulting from:
Interest and related income	11,349,529	27,648,483
Other investing activities	5,616,759	12,861,648
	16,966,288	40,510,131
Payments resulting from:
Financial investments	(207,313,414)	—
Tangible and intangible assets	—	(411,097,814)
Other investing activities	(948,117)	(3,735,891)
	(208,261,531)	(414,833,705)
Cash flow from investing activities	(191,295,243)	(374,323,574)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	172,578,466	353,878,572
Increases in share capital and paid-in surplus	—	13,455,882
Other financing activities	3,299,354	30,329,429
	175,877,820	397,663,883
Payments resulting from:
Loans repaid	(336,418,441)	(775,524,360)
Interest and related expenses	(74,696,080)	(179,054,648)
Dividends	(32,706,668)	(47,914,412)
Share capital reductions	(89,935,775)	(73,338,220)
	(533,756,964)	(1,075,831,640)
Cash flow from financing activities	(357,879,144)	(678,167,757)

21.           Non-controlling interests

During the years ended 31 December 2010 and 2009, the movements in non-controlling interests were as follows:

Euro

		Acquisitions
		(disposals) and
	Balance	share capital			Currency
	31 Dec 2009	increases	Net		translation	Other	Balance
	(restated)	(reductions)	income	Dividends	adjustments (i)	movements	31 Dec 2010
Brasilcel (ii)	906,925,980	(1,049,413,713)	61,299,227	—	81,188,506	—	—
MTC	67,246,405	—	24,874,186	(27,926,299)	14,381,448	—	78,575,740
Cabo Verde Telecom	52,146,099	—	14,169,848	(22,818,501)	—	(328,686)	43,168,760
Africatel	23,710,534	(7,363,103)	33,865,108	—	11,985,478	256,835	62,454,852
Dedic (iii)	—	8,666,366	250,722	—	1,010,553	4,500	9,932,141
Timor Telecom	9,082,848	—	8,037,518	(6,141,784)	595,548	14	11,574,144
CST	2,188,308	—	448,446	(410,351)	29,934	—	2,256,337
LTM	1,572,039	—	1,049,728	(858,612)	95,996	(45,724)	1,813,427
Previsão	759,283	—	(181,409)	—	—	45	577,919
Kenya Postel Directories	1,512,151	—	863,894	(719,634)	(4,208)	25,394	1,677,597
Other	3,991,565	—	3,194,567	(2,608,539)	52,864	35,199	4,665,656
	1,069,135,212	(1,048,110,450)	147,871,835	(61,483,720)	109,336,119	(52,423)	216,696,573

(i)          Foreign currency translation adjustments are primarily related to the impact of the appreciation of the Brazilian Real against the Euro.

(ii)       The movement in Brasilcel under the caption “Acquisitions, disposals and share capital increases (reductions)” corresponds to Vivo’s non-controlling interests as of the date this business was disposed.

(iii)    The movement in Dedic under the caption “Acquisitions, disposals and share capital increases (reductions)” resulted from the acquisition of GPTI, as the purchase price included the issuance of shares of Dedic corresponding to a 12.5% stake (Note 2).

Euro

		Acquisitions
		(disposals) and
	Balance	share capital			Currency		Balance
	1 Jan 2009	increases	Net		translation	Other	31 Dec 2009
	(restated)	(reductions)	income	Dividends	adjustments (i)	movements	(restated)
Brasilcel (ii)	823,725,500	(91,595,489)	42,594,986	(103,314,015)	236,767,151	(1,252,153)	906,925,980
MTC	54,468,291	—	22,381,879	(23,067,593)	13,463,828	—	67,246,405
Cabo Verde Telecom	48,919,469	—	17,370,603	(14,141,494)	—	(2,479)	52,146,099
Africatel	19,777,686	—	11,287,265	(5,100,000)	(2,103,206)	(151,211)	23,710,534
Timor Telecom	8,337,633	—	5,933,700	(5,101,041)	(82,868)	(4,576)	9,082,848
CST	1,782,031	—	745,093	(106,296)	(242,079)	9,559	2,188,308
LTM	1,814,965	—	978,883	(919,698)	(487,509)	185,398	1,572,039
Previsão	766,210	—	558	—	—	(7,485)	759,283
Kenya Postel Directories	1,272,946	—	772,810	(506,213)	(16,615)	(10,777)	1,512,151
Other	3,345,664	311,246	2,386,256	(1,790,346)	(47,344)	(213,911)	3,991,565
	964,210,395	(91,284,243)	104,452,033	(154,046,696)	247,251,358	(1,447,635)	1,069,135,212

(i)          Foreign currency translation adjustments are primarily related to the impact of the appreciation of the Brazilian Real against the Euro.

(ii)       The movement in Brasilcel under the caption “Acquisitions, disposals and share capital increases (reductions)” includes an amount of Euro 103,641,467 (Note 41.5) related to the corporate restructuring undertaken by Vivo Participações in July 2009, which consisted of the merger of shares of Telemig Celular into Telemig Celular Participações and the merger of shares of Telemig Celular Participações into Vivo Participações.

22.           Dividends

On 27 March 2009, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2008. Accordingly, dividends amounting to Euro 503,626,688 (Note 44.g) were paid in 2009.

On 16 April 2010, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2009. Accordingly, dividends amounting to Euro 503,626,688 (Note 44.g) were paid in 2010.

In addition, as approved by the Board of Directors of Portugal Telecom on 16 December 2010, the Company paid to its shareholders in December 2010 an advance over 2010 profits totalling Euro 875,872,500 (Note 44.g), equivalent to a dividend of 1 Euro per share.

The advance over 2010 profits mentioned above was paid under a new shareholder remuneration policy announced by Portugal Telecom following the disposal of the stake previously held in Brasilcel and in anticipation of the proposed investment in Oi Group. This policy includes: (1) an extraordinary dividend per share of Euro 1.65 related to the year 2010, of which Euro 1.00 per share was paid in December 2010 and the remaining Euro 0.65 cents will be paid in 2011 subject to Annual Shareholders’ Meeting approval; and (2) an ordinary cash dividend of Euro 0.65 per share for the fiscal years ending 31 December 2010 and 2011, which is also subject to Annual Shareholders’ Meeting approval.

23.           Earnings per share

Earnings per share for the years 2010 and 2009 were computed as follows:

Euro

		2010	2009
Income from continuing operations, net of non-controlling interests	(1)	168,067,661	644,866,965
Income from discontinued operations, net of non-controlling interests	(2)	5,504,127,306	39,867,178
Net income attributable to equity holders of the parent	(3)	5,672,194,967	684,734,143
Financial costs related to exchangeable bonds (net of tax)	(4)	28,631,462	30,153,400
Net income considered in the computation of the diluted earnings per share	(5)	5,700,826,429	714,887,543
Weighted average common shares outstanding in the period	(6)	875,872,500	875,872,500
Effect of the exchangeable bonds		64,655,173	64,655,173
	(7)	940,527,673	940,527,673

Earnings per share from continuing operations, net of non-controlling interests
Basic	(1)/(6)	0.19	0.74
Diluted	[(1)+(4)]/(7)	0.19	0.72
Earnings per share from discontinued operations, net of non-controlling interests
Basic	(2)/(6)	6.28	0.05
Diluted	(2)/(7)	5.85	0.04
Earnings per share attributable to the equity holders of the parent
Basic	(3)/(6)	6.48	0.78
Diluted	(5)/(7)	6.06	0.76

Dilutive effects in 2010 and 2009 are related to the impact of the exchangeable bonds issued on August 2007.

24.           Short-term investments

This caption consists of short-term financial applications which have terms and conditions previously agreed with financial institutions.

25.           Accounts receivable - trade

As at 31 December 2010 and 2009, this caption consists of:

Euro

	2010	2009
Current accounts receivable - trade:
Accounts receivable from customers	1,165,301,965	1,512,618,691
Unbilled revenues	212,658,107	270,250,780
Sub-total	1,377,960,072	1,782,869,471
Adjustments for doubtful accounts receivable - trade (Note 39)	(323,931,472)	(384,005,127)
	1,054,028,600	1,398,864,344

The reduction in this caption is primarily explained by Vivo’s contribution as at 31 December 2009 amounting to Euro 485 million, as Portugal Telecom no longer proportional consolidated Vivo’s assets and liabilities as at 31 December 2010, partially offset by an increase in trade receivables at operations in Portugal.

26.           Accounts receivable - other

As at 31 December 2010 and 2009, this caption consists of:

Euro

	2010	2009
Current accounts receivable - other
Receivable from Telefónica (i)	1,967,387,207	—
Receivables from related parties (ii)	254,607,148	64,932,314
Accrued interest income (iii)	37,429,783	892,397
Advances to suppliers	25,720,865	33,471,228
Contributions from SNS (iv)	8,711,396	8,711,396
Trial deposits (v)	1,629	27,646,138
Other	54,082,194	45,426,085
Sub-total	2,347,940,222	181,079,558
Adjustments for other current accounts receivable (Note 39)	(17,844,605)	(11,371,834)
	2,330,095,617	169,707,724
Other non-current accounts receivable	17,661,730	11,146,480
Adjusments for other non-current accounts receivable (Note 39)	—	(2,301,245)
	17,661,730	8,845,235

(i)    This caption corresponds to the present value of the Euro 2,000 million (Note 20) outstanding receivable from Telefónica in connection with the disposal of the 50% stake in Brasilcel, which shall be received no later than 31 October 2011.

(ii)   This caption includes primarily dividends receivable from Unitel. In 2010, Unitel attributed dividends to Portugal Telecom totalling $US 332.5 million (Note 31), including an ordinary dividend of US$ 175 million related to the year 2009 and an extraordinary dividend of $US 157.5 million related to unpaid dividends from previous years, both of which are due as at 31 December 2010, equivalent to Euro 249 million (Note 45). In 2009, Unitel attributed dividends to Portugal Telecom related to the year 2008 amounting to US$ 150 million, of which US$ 90 million were received in 2009 (Note 44.e) and the remaining

US$ 60 million (Notes 44.e and 45), which were recognised as an account receivable amounting to Euro 42 million as at 31 December 2009 (Note 45), and were subsequently received in 2010.

(iii)  The increase in this caption is primarily explained by the increase in cash and cash equivalents following the proceeds received under the disposal of the 50% stake in Brasilcel.

(iv)  These contributions are related to the agreement with the SNS regarding the Health Care Plan, under which this entity co-financed the plan. This agreement was terminated during 2006 under a restructuring of the Health Care Plan. In order to cover the recoverability risk, these receivables are fully adjusted for as at 31 December 2010.

(v)   The balance of this caption as at 31 December 2009 was basically related to Vivo.

27.           Inventories

As at 31 December 2010 and 2009, this caption consists of:

Euro

	2010	2009
Merchandise (i)	98,466,392	228,572,115
Raw materials and consumables	41,162,690	42,211,966
Work in progress	8,631,552	8,884,680
Sub-total	148,260,634	279,668,761
Adjustments for obsolete and slow-moving inventories (Note 39)	(46,744,879)	(39,791,436)
	101,515,755	239,877,325

(i)             As at 31 December 2010, this caption includes mainly mobile terminal equipments from TMN and telephones, modems (internet access through ADSL), and set-top boxes from the wireline business. The reduction in this caption is primarily related to the disposal of Vivo, which had merchandise amounting to Euro 91 million as at 31 December 2009.

28.           Taxes receivable and payable

As at 31 December 2010 and 2009, this caption consists of:

Euro

	2010		2009
	Receivable	Payable	Receivable	Payable
Current taxes
Operations in Portugal
Value-added tax	16,788,500	12,166,324	10,725,838	42,958,244
Income taxes	6,556,347	3,051,817	52,190,849	16,238,244
Personnel income tax witholdings	—	2,512,405	—	6,446,569
Social Security Contributions	—	7,395,470	—	6,098,066
Other	—	443,307	—	749,773
	23,344,847	25,569,323	62,916,687	72,490,896
Taxes in foreign countries	14,200,474	31,841,517	191,848,837	221,400,469
	37,545,321	57,410,840	254,765,524	293,891,365
Non-current taxes
Taxes in foreign countries	267,622	3,805,301	196,429,460	59,217,420

As at 31 December 2010 and 2009, the composition of the caption “Taxes in foreign countries”, which was primarily related to 50% of taxes receivable and payable by Brasilcel’s subsidiaries, is as follows:

Euro

	2010		2009
	Receivable	Payable	Receivable	Payable
Current taxes:
Income taxes	5,905,999	20,631,947	26,350,774	30,605,091
Indirect taxes	—	121,175	155,880,038	163,748,829
Other	8,294,475	11,088,395	9,618,025	27,046,549
	14,200,474	31,841,517	191,848,837	221,400,469
Non-current taxes:
Income taxes	—	1,694,724	145,736,818	1,207,087
Indirect taxes	267,622	2,110,577	50,692,642	58,010,333
	267,622	3,805,301	196,429,460	59,217,420

As at 31 December 2010 and 2009, the net balance of the caption “Income taxes” from operations in Portugal is made up as follows:

Euro

	2010	2009
Current income taxes of the operations in Portugal recorded in the balance sheet	(59,230,043)	(83,407,633)
Payments on account	56,400,355	107,947,186
Witholding income taxes, net	5,050,040	2,984,862
Income taxes receivable	1,284,178	8,428,190
Income tax receivable from operations in Portugal	3,504,530	35,952,605

The reconciliation between current income taxes recorded in the Company’s Consolidated Statement of Financial Position as at 31 December 2010 and 2009 and current income tax expense for the periods then ended, is as follows:

Euro

	2010	2009
Current income taxes of the operations in Portugal recorded in the balance sheet	59,230,043	83,407,633
Foreign current income taxes of international subsidiaries	37,302,594	25,436,727
Excess provision for income taxes of the previous year (Note 19)	(3,697,527)	6,541,389
Increases and decreases in provisions for income tax contingencies (Notes 19 and 39)	13,795,652	(1,434,464)
Other	3,980,384	55,523
	110,611,146	114,006,808

The current income tax expense was recorded in the following captions:

Euro

	2010	2009
Income taxes (Note 19)	102,392,956	111,333,541
Accumulated earnings	11,784,150	2,673,267
Discontinued operations (i)	(3,565,960)	—
	110,611,146	114,006,808

(i)             This caption corresponds to the tax effect on certain costs related to the sale of Brasilcel, which accordingly was included under the caption “Net income from discontinued operations”.

29. Prepaid expenses

As at 31 December 2010 and 2009, this caption consists of:

Euro

	2010	2009
Marketing and publicity expenses paid in advance (i)	6,366,138	29,508,842
Telephone directories	4,661,786	12,481,437
Rentals	5,984,088	8,536,475
Maintenance and repairs	5,881,592	3,654,121
Interest paid in advance	1,944,918	2,116,189
Sales of equipment (i)	—	59,416,705
Other	14,779,278	21,548,758
	39,617,800	137,262,528

(i)    The reduction in these captions is primarily explained by Vivo’s contribution as at 31 December 2009, as Portugal Telecom no longer consolidated Vivo’s assets and liabilities as at 31 December 2010.

30. Other current and non-current assets

As at 31 December 2010 and 2009, these captions are made up as follows:

Euro

	2010	2009
Other current assets
Accounts receivable from QTE transactions (Notes 3.l.viii) and 40)	24,558,468	20,201,231
Other	1,088,533	1,990,138
	25,647,001	22,191,369
Other non-current assets
Accounts receivable from QTE transactions (Notes 3.l.viii) and 40)	273,592,641	276,544,156
Other (i)	1,048,115	37,659,398
	274,640,756	314,203,554

(i)    The reduction in this caption is primarily explained by Vivo’s contribution as at 31 December 2009 amounting to Euro 34 million, as Portugal Telecom no longer consolidated Vivo’s assets and liabilities as at 31 December 2010.

As explained in Note 3.l.ix, in previous years Portugal Telecom entered into cross-border lease transactions (QTE transactions). Pursuant to these transactions, Portugal Telecom recognized in the Consolidated Statement of Financial Position accounts receivable and accounts payable (Notes 30 and 40) by the same amount relating to the sale of the equipments and the financial lease, respectively. The majority of these amounts are receivable and payable to the same entity. In addition Portugal Telecom has issued letters of credit under these transactions (Note 43).

31. Investments in group companies

As at 31 December 2010 and 2009, this caption consists of:

Euro

	2010	2009
Investments in associated companies	233,382,020	396,437,713
Goodwill, net of impairment losses	110,252,939	170,168,216
Loans granted to associated companies and other companies	15,946,116	23,566,794
Investments in other companies	1,876,527	2,537,325
Advances for investments	60,000	4,500,000
	361,517,602	597,210,048

In 2010, following an agreement reached with a third party for the disposal of Portugal Telecom’s 28.78% stake in UOL for a total amount of R$ 356 million (equivalent to Euro 160.5 million as at 31 December 2010), which was concluded in January 2011 (Note 47), Portugal Telecom classified the investment in UOL as a non-current asset held for sale, included under current assets. Accordingly, the carrying value of this investment was adjusted to its recoverable value, amounting to Euro 160,448,046 as at 31 December 2010, including the Company’s share in the shareholders’ equity of UOL (Euro 120,576,690) and goodwill related to this investment (Euro 39,871,356).

As at 31 December 2010 and 2009, the caption “Investments in associated companies” consists of:

Euro

	2010	2009
Unitel (i)	178,567,914	262,363,774
CTM - Companhia de Telecomunicações de Macau, SARL (“CTM”) (ii)	43,887,468	29,050,716
Páginas Amarelas, SA (“Páginas Amarelas”)	5,378,105	4,531,768
Hungaro Digitel KFT	3,261,164	3,360,824
INESC - Instituto de Engenharia de Sistemas e Computadores (iii)	2,992,788	2,992,788
UOL (iv)	—	94,157,510
Guiné Telecom, SARL (v)	—	2,907,534
Other companies	2,287,369	2,973,120
	236,374,808	402,338,034
Adjustments for investments in associated companies (Note 39)	(2,992,788)	(5,900,321)
	233,382,020	396,437,713

(i)    The change in the carrying value of this investment is explained by Portugal Telecom’s share in the earnings of Unitel (Euro 146 million) and dividends attributed by this associated company totalling (Euro 260 million, equivalent to $US 332.5 million - Note 26), and also by the impact of the appreciation of the US Dollar against the Euro in 2010 (Euro 31 million).

(ii)   The increase in the carrying value of this investment is primarily explained by Portugal Telecom’s share in the earnings of CTM (Euro 21 million), partially offset by dividends attributed by this associated company amounting to Euro 8 million.

(iii)  As at 31 December 2010, this investment is fully adjusted for.

(iv)  As mentioned above, the Company’s share in the shareholders’ equity of UOL as at 31 December 2010 amounting to Euro 120,576,690 was included under the caption “Non-current assets held for sale”, following the agreement for the disposal of this associated company. The change in the carrying value of this investment in 2010 is basically explained by Portugal Telecom’s share in the earnings of UOL (Euro 12 million) and by the impact of the appreciation of the Brazilian Real against the Euro in 2010 (Euro 13 million).

(v)   This investment, which was fully adjusted for as at 31 December 2009, was sold during the year ended 31 December 2010 for an amount of Euro 0.2 million.

As at 31 December 2010 and 2009, the caption “Goodwill, net of impairment losses” consists of:

Euro

	2010	2009
Páginas Amarelas	83,754,434	83,754,434
Unitel	26,498,505	26,498,505
UOL (i)	—	59,915,277
	110,252,939	170,168,216

(i)    As mentioned above, goodwill related to this investment as at 31 December 2010 amounting to Euro 39,871,356 was included under the caption “Non-current assets held for sale”, following the agreement for the disposal of this associated company. Accordingly, in 2010, in order to adjust the carrying value of the total investment in UOL to its recoverable amount, Portugal Telecom recognized an impairment loss of Euro 28 million (Notes 7 and 19) on the goodwill related to this associated company.

Loans granted to associate companies and other companies are primarily to finance its operations and to develop new businesses and do not have a defined maturity date. As at 31 December 2010 and 2009, this caption consists of:

Euro

	2010	2009
Sportinveste Multimédia (i)	33,618,668	35,318,668
INESC	3,018,566	3,104,531
SIRESP	4,292,800	4,179,410
Other	3,165,153	931,675
	44,095,187	43,534,284
Adjustments for loans granted to associated and other companies (Note 39)	(2,588,741)	(2,588,741)
Adjustments related to the equity accounting on financial investments (Note 39) (ii)	(25,560,330)	(17,378,749)
	15,946,116	23,566,794

(i)    In 2010, Sportinveste Multimédia repaid shareholder loans amounting to Euro 1,700,000. Accordingly, the balance of this caption as at 31 December 2010 includes Euro 30,023,168 of additional paid-in capital contributions and Euro 3,595,500 of shareholder loans granted to this associated company.

(ii)   This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in associated companies, which for that reason are recorded as a reduction to the value of loans granted to those associated companies. These adjustments as at 31 December 2010 and 2009 are related to the investment in Sportinveste Multimedia. If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any associated company, a provision is recorded under the caption “Provisions for other risks and costs — Other”, whenever the Group has assumed responsibilities with that associated company. As at 31 December 2010 and 2009, the Group has recorded provisions amounting to Euro 1,518,114  and Euro 4,672,403 (Note 39), respectively.

As at 31 December 2010 and 2009, the caption “Investment in other companies” consisted of:

Euro

	2010	2009
Janela Digital	1,592,652	1,830,571
Other companies	2,930,657	3,271,781
Sub-total	4,523,309	5,102,352
Adjustments for investments in group companies (Note 39)	(2,646,782)	(2,565,027)
	1,876,527	2,537,325

The composition of the profit and loss caption “Equity in earnings of associated companies, net” in the years ended 31 December 2010 and 2009 is as follows:

Euro

	2010	2009
Unitel	145,852,610	152,639,642
CTM	21,463,141	18,649,192
UOL (i)	(14,300,133)	10,603,315
Sportinveste Multimédia (ii)	(8,181,581)	(256,337)
Médi Télécom (iii)	—	277,661,123
Other	(3,124,933)	(3,253,390)
	141,709,104	456,043,545

(i)    In 2010, as explained above, this caption includes an impairment loss of Euro 28 million recognized in order to adjust the carrying value of this investment to its recoverable amount obtained through a sale transaction that was concluded in January 2011 (Note 47).

(ii)   In 2010, Portugal Telecom recognized an impairment loss of Euro 8.0 million on the investment in this associated company following an impairment analysis made to this investment. The related recoverable amount was computed based on a value in use through a discounted cash flow methodology, using a detailed forecast of cash flows for a 4 year period, which was prepared internally. The recoverable amount was computed for a minimum and maximum value of the discount rate applied to the projected cash flows (7.7% and 9.7%) and of the growth rate used to extrapolate cash flow projections beyond the period covered by the forecasts (2.5% and 3.0%).

(iii)  In 2009, this caption includes Portugal Telecom’s share in the earnings of this company amounting to Euro 10,685,491 and a capital gain of Euro 266,975,632 (Notes 1, 7 and 19) related to the disposal of the investment in this company, which is net of transaction expenses and guarantees given to the buyers. The disposal of this investment was concluded in December 2009 and Portugal Telecom received total proceeds of Euro 400 million (Note 44.d) in connection with this transaction.

A summarized financial data of the main associated companies as at 31 December 2010 and 2009 and for the years then ended is presented below:

2010	Euro

	Direct percentage	Total	Total	Shareholders’	Operating	Net
	of ownership	assets	liabilities	equity	revenues	income
Unitel	25.00%	1,848,005,721	1,133,734,065	714,271,656	1,132,798,948	583,410,440
UOL	28.78%	575,136,817	156,143,886	418,992,931	248,604,332	47,522,625
CTM	28.00%	223,196,354	66,455,397	156,740,957	260,085,092	76,654,075

2009	Euro

	Direct percentage	Total	Total	Shareholders’	Operating	Net
	of ownership	assets	liabilities	equity	revenues	income
Unitel	25.00%	1,589,575,075	540,119,979	1,049,455,096	1,119,871,060	610,558,568
UOL	28.78%	416,137,060	88,948,355	327,188,705	209,446,050	36,845,546
CTM	28.00%	155,382,354	51,629,797	103,752,557	219,169,241	66,604,257

32. Other investments

As at 31 December 2010 and 2009, this caption consists of:

Euro

	2010	2009
Real estate investments, net of accumulated amortisation	15,145,809	13,793,420
Other financial investments	2,970,750	7,753,328
	18,116,559	21,546,748
Adjustments for other investments (Note 39)	(411,902)	(4,471,507)
Adjustments for real estate investments (Note 39)	(24,043)	(189,316)
	17,680,614	16,885,925

Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortization and impairment losses, if any. PT Comunicações periodically assesses impairment analysis on these assets. As at 31 December 2010, the total carrying value of real estate assets with acquisition cost above Euro 50,000 amounted to Euro 12 million and the corresponding fair value amounted to Euro 16 million.

PT Comunicações received rents from lease contracts in 2010 and 2009 amounting to Euro 1,358,560 and Euro 1,509,850, respectively. During the years ended 31 December 2010 and 2009, amortization costs amounted to Euro 565,728 and Euro 569,630 respectively, and no impairment losses were recognized. Rents received net of amortization costs are included under the caption “Net gains on financial assets and other investments”.

As at 31 December 2010 and 2009, other financial investments were recorded at acquisition cost net of impairment losses, if any, and consisted of the following:

Euro

	2010	2009
Tagusparque	1,296,875	1,296,875
Seguradora Internacional	617,224	617,224
Other	1,056,651	5,839,229
Sub-total	2,970,750	7,753,328
Adjustments for other investments (Note 39)	(411,902)	(4,471,507)
	2,558,848	3,281,821

33. Intangible assets

During the years ended 31 December 2010 and 2009, movements in intangible assets were as follows:

Euro

	Balance		Foreign currency	Transfers	Changes in the
	31 Dec 2009		translation	and other	consolidation	Balance
	(restated)	Increases	adjustments	movements	perimeter	31 Dec 2010
Cost
Industrial property and other rights	5,028,444,726	122,265,148	353,788,551	32,218	(4,176,916,941)	1,327,613,702
Goodwill	1,162,224,812	48,881,931	90,991,241	(2,763,037)	(882,719,789)	416,615,158
Other intangible assets	38,569,669	3,120,329	737,406	(3,660,755)	(8,939,581)	29,827,068
In-progress intangible assets	29,918,739	42,292,828	2,343,027	(24,530,042)	(23,942,676)	26,081,876
	6,259,157,946	216,560,236	447,860,225	(30,921,616)	(5,092,518,987)	1,800,137,804
Accumulated depreciation
Industrial property and other rights	2,155,816,362	293,145,320	157,739,620	32,973,190	(1,970,436,544)	669,237,948
Other intangible assets	29,038,386	5,493,520	558,291	(8,856,139)	(7,026,786)	19,207,272
	2,184,854,748	298,638,840	158,297,911	24,117,051	(1,977,463,330)	688,445,220
	4,074,303,198	(82,078,604)	289,562,314	(55,038,667)	(3,115,055,657)	1,111,692,584

Euro

	Balance		Foreign currency	Transfers	Balance
	1 Jan 2009		translation	and other	31 Dec 2009
	(restated)	Increases	adjustments	movements	(restated)
Cost
Industrial property and other rights	3,928,768,010	165,400,468	827,798,882	106,477,366	5,028,444,726
Goodwill	942,192,125	—	195,269,553	24,763,134	1,162,224,812
Other intangible assets	35,019,998	1,270,552	1,723,070	556,049	38,569,669
In-progress intangible assets	43,396,397	67,049,124	15,165,858	(95,692,640)	29,918,739
	4,949,376,530	233,720,144	1,039,957,363	36,103,909	6,259,157,946
Accumulated depreciation
Industrial property and other rights	1,439,547,564	364,395,187	329,948,076	21,925,535	2,155,816,362
Other intangible assets	23,591,236	5,770,344	1,230,612	(1,553,806)	29,038,386
	1,463,138,800	370,165,531	331,178,688	20,371,729	2,184,854,748
	3,486,237,730	(136,445,387)	708,778,675	15,732,180	4,074,303,198

Changes in the consolidation perimeter in 2010 are primarily related to the sale of the 50% stake in Brasilcel, which had net intangible assets amounting to Euro 3,115,051,129 as at the date this investment was sold (Note 20). Other changes in consolidation perimeter relate to the disposal of a 35.6% stake in PT Prime Tradecom (Exhibit I).

Foreign currency translation adjustments in 2010 and 2009 are mainly related to the appreciation of the Real against the Euro.

The split of increases in intangible assets between continuing and discontinued operations is as follows:

Euro

	2010	2009
Cost
Continuning operations
Capital expenditures (Note 7)	106,345,704	120,657,923
Additional commitmennts under TMN’s UMTS license (Note 7.b)	—	11,500,000
Goodwill (Note 2.b)	48,881,931	—
Discontinued operations	61,332,601	101,562,221
	216,560,236	233,720,144
Accumulated depreciation
Continuning operations	113,065,768	94,455,816
Discontinued operations (Note 20)	185,573,072	275,709,715
	298,638,840	370,165,531
	(82,078,604)	(136,445,387)

As at 31 December 2010, the net carrying value of the caption “Industrial property and other rights” includes mainly the following items:

•    Euro 290 million related to a UMTS license obtained by TMN in 2000, corresponding to a gross amount of Euro 394 million net of accumulated depreciation of Euro 104 million. The gross amount includes primarily:

(i)	Euro 133 million related to the acquisition of the UMTS license in 2000;
(ii)

Euro 242 million capitalized in 2007, following the commitment assumed by TMN and the other mobile operators in 2000 of making contributions to the information society during the period through the maturity of the license. Since in the year 2000 it was not possible to reliably estimate how the commitment would be fulfilled, Portugal Telecom did not recognize this commitment as a cost of the license and as a liability. During the second half of 2007, TMN reached an agreement with the Government establishing the amount and timing of the initiatives to be undertaken (the “E Initiatives”, which is a programme led by the Government to offer laptops and discounts in internet services to school teachers and students), and therefore Portugal Telecom recognized as a license cost in 2007 the amount of these contributions at its net present value;

(iii)	Euro 11.5 million capitalized in 2009 related to additional commitments under the terms of the UMTS license (Note 7.b).

•    Euro 216 million related to the acquisition of the Basic Network from the Portuguese State, including a gross amount capitalised in 2002 amounting to Euro 339 million;

•    Euro 35 million related to the cost incurred with loyalty contracts with post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts, corresponding to a two year period;

•    Euro 44 million related to software licenses; and

•    Euro 24 million related to contracts signed by PT Comunicações for the acquisition of satellite capacity until 2015, which were recorded as capital leases.

As at 31 December 2010 and 2009, the goodwill related to subsidiaries was as follows:

Euro

	2010	2009
Wireline business	270,955,133	270,955,133
Vivo (i)	—	810,365,807
Other businesses (Note 7.c)
MTC (ii)	77,972,985	64,788,641
GPTI (iii)	51,571,809	—
PT SI	8,956,960	8,956,960
Cabo Verde Telecom	7,124,252	7,124,252
Other	34,019	34,019
	145,660,025	80,903,872
	416,615,158	1,162,224,812

(i)	Following the sale of the 50% stake in Brasilcel completed in September 2010, goodwill related to the Brazilian mobile business is no longer consolidated as at 31 December 2010.
(ii)	The change in this caption is primarily related to the impact of the appreciation of the Namibian Dollar against the Euro during the year ended 31 December 2010.
(iii)

This caption is related to the goodwill generated in the acquisition of GPTI, which amounted to Euro 48,881,931 (Note 2). The appreciation of the Brazilian Real against the Euro in 2010 resulted in the increase of this goodwill to the amount recorded as at 31 December 2010.

For the goodwill related to the wireline business, which resulted from the acquisition of several companies that were included in this operating segment, some of which were subsequently merged, the Company monitors goodwill at the operating segment level, based on the following factors:

•    The existence of significant shared costs, such as management, accounting, advertising, commercial, administrative services and information systems;

•    Purchases are made on a centralized basis for the entire wireline business;

•    The interdependence of the assets (fixed line network and real estate assets) and the fact that all the businesses included in the wireline segment (the Internet service provider, international calls and data & corporate businesses) are supported by the same network and technical buildings. Moreover, these assets would effectively need to be disposed of together in a hypothetical sale of the Wireline business; and

•    The recent trend observed in the sector, and specifically at Portugal Telecom, of the convergence between mobile and fixed technologies in order to obtain additional synergies.

For the goodwill related to other businesses, Portugal Telecom also concluded that the Company’s share in net assets of those investments represents the lowest level of assets that generates cash inflows, since they are totally independent from the other investments.

For purposes of impairment analysis, goodwill was allocated to cash generating units, which correspond to the reportable business segments (Note 7). The recoverable amount was computed based on a value in use through a discounted cash flow methodology, using a detailed forecast of cash flows for a 4 year period, which was prepared internally. The discount rates applied to the cash flow projections, which were determined taking into consideration the risks associated to each business, and the growth rates used to extrapolate cash flow projections beyond the period covered by the forecasts were as follows:

Assumptions	Wireline	Other businesses
Growth rates	0.5% - 1.0%	0.5% to 2.5% - 1.0% to 3.0%
Discount rates	8.2% - 10.2%	8.2% to 13.3% - 9.7% to 15.3%

The recoverable amount of each cash generating unit was determined for the minimum and maximum values included in the table above and the Company’s management has concluded that as at 31 December 2010 the carrying value of financial investments, including goodwill, did not exceed its recoverable amount.

34. Tangible assets

During the years ended 31 December 2010 and 2009, movements in tangible assets were as follows:

Euro

	Balance		Foreign currency	Transfers	Changes in the
	31 Dec 2009		translation	and other	consolidation	Balance
	(restated)	Increases	adjustments	movements	perimeter	31 Dec 2010
Cost
Land	127,806,363	61,325,452	1,825,338	(4,018,787)	(21,893,342)	165,045,024
Buildings and other constructions	661,037,717	198,638,310	9,136,606	3,374,353	(66,831,441)	805,355,545
Basic equipment	13,570,504,676	506,051,400	388,281,961	(192,945,229)	(4,150,214,502)	10,121,678,306
Transportation equipment	76,106,527	18,550,988	487,067	(10,758,853)	(3,433,780)	80,951,949
Tools and dies	28,890,634	1,715,488	999,606	272,302	(6,359,021)	25,519,009
Administrative equipment	1,204,106,756	58,560,167	21,571,543	25,800,934	(247,593,971)	1,062,445,429
Other tangible assets	52,210,185	1,425,664	432,544	219,753	(4,056)	54,284,090
In-progress tangible assets	267,196,605	284,732,803	8,618,833	(266,077,212)	(73,047,062)	221,423,967
Advances to suppliers of tangible assets	258,046	286,798	(18,078)	(15,641)	—	511,125
	15,988,117,509	1,131,287,070	431,335,420	(444,148,380)	(4,569,377,175)	12,537,214,444
Accumulated depreciation
Land	9,664,867	—	—	(171,537)	—	9,493,330
Buildings and other constructions	232,518,473	49,285,353	3,549,050	(10,342,185)	(21,246,514)	253,764,177
Basic equipment	9,758,891,480	838,494,142	271,546,107	(426,615,587)	(3,090,239,667)	7,352,076,475
Transportation equipment	45,159,957	13,048,903	231,781	(8,911,117)	(1,976,840)	47,552,684
Tools and dies	23,310,019	1,722,406	494,489	(453,924)	(4,612,563)	20,460,427
Administrative equipment	1,031,598,761	86,163,040	14,726,484	(18,115,030)	(179,597,951)	934,775,304
Other tangible assets	43,105,752	1,643,302	82,305	(25,854)	(326,872)	44,478,633
	11,144,249,309	990,357,146	290,630,216	(464,635,234)	(3,298,000,407)	8,662,601,030
	4,843,868,200	140,929,924	140,705,204	20,486,854	(1,271,376,768)	3,874,613,414

Euro

	Balance		Foreign currency	Transfers	Balance
	1 Jan 2009		translation	and other	31 Dec 2009
	(restated)	Increases	adjustments	movements	(restated)
Cost
Land	125,840,884	5,834,493	3,721,771	(7,590,785)	127,806,363
Buildings and other constructions	725,181,974	19,889,743	17,148,489	(101,182,489)	661,037,717
Basic equipment	11,954,096,111	533,612,163	860,281,573	222,514,829	13,570,504,676
Transportation equipment	76,118,355	16,540,246	593,257	(17,145,331)	76,106,527
Tools and dies	25,377,080	1,347,121	1,853,257	313,176	28,890,634
Administrative equipment	1,082,255,636	60,403,058	47,868,464	13,579,598	1,204,106,756
Other tangible assets	52,929,865	2,403,902	(91,144)	(3,032,438)	52,210,185
In-progress tangible assets	308,335,009	406,745,683	60,251,812	(508,135,899)	267,196,605
Advances to suppliers of tangible assets	321,739	(3,545)	(60,148)	—	258,046
	14,350,456,653	1,046,772,864	991,567,331	(400,679,339)	15,988,117,509
Accumulated depreciation
Land	10,775,062	—	—	(1,110,195)	9,664,867
Buildings and other constructions	251,422,215	46,736,029	5,972,858	(71,612,629)	232,518,473
Basic equipment	8,426,572,350	914,089,945	611,711,852	(193,482,667)	9,758,891,480
Transportation equipment	46,615,120	12,283,538	275,163	(14,013,864)	45,159,957
Tools and dies	20,353,787	2,082,681	994,474	(120,923)	23,310,019
Administrative equipment	925,389,799	89,333,317	32,010,484	(15,134,839)	1,031,598,761
Other tangible assets	47,841,452	1,497,269	28,049	(6,261,018)	43,105,752
	9,728,969,785	1,066,022,779	650,992,880	(301,736,135)	11,144,249,309
	4,621,486,868	(19,249,915)	340,574,451	(98,943,204)	4,843,868,200

34.1. Changes in the consolidation perimeter

Changes in the consolidation perimeter in 2010 are primarily related to the sale of the 50% stake in Brasilcel, which had net tangible assets amounting to Euro 1,271,300,163 as at the date this investment was sold (Note 20). Other changes in consolidation perimeter are primarily related to the disposal of a 35.6% stake in PT Prime Tradecom (Exhibit I).

34.2. Increases

The split of increases in tangible assets between continuing and discontinued operations is as follows:

Euro

	2010	2009
Cost
Continuning operations
Capital expenditures (Note 7)	692,101,630	727,451,752
Acquisition of real estate properties from pension funds (Notes 7.c and 14.1)	235,910,806	—
Discontinued operations	203,274,634	319,321,112
	1,131,287,070	1,046,772,864
Accumulated depreciation
Continuning operations	645,502,045	622,395,973
Discontinued operations (Note 20)	344,855,101	443,626,806
	990,357,146	1,066,022,779
	140,929,924	(19,249,915)

As mentioned in Note 14, pursuant to the transfer of unfunded pension obligations to the Portuguese State, prior to that transfer, Portugal Telecom acquired from the pension funds all real estate properties that were rented to Group companies and recognized them under the caption “Tangible assets”.

34.3. Foreign currency translation adjustments

Foreign currency translation adjustments in 2010 and 2009 are mainly related to the appreciation of the Real against the Euro.

34.4. Revaluations

During 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and the ducts infra-structure from the cost model to the revaluation model. The revaluations of the real estate properties and ducts infra-structure were effective as at 30 June 2008 and 30 September 2008, and resulted in a revaluation of the assets by Euro 208,268,320 and Euro 866,764,702, respectively, totalling an amount of Euro 1,075,033,022 that was recognized in the Consolidated Statement of Comprehensive Income.

The determination of the fair value of real estate properties was made by an independent appraiser based primarily on: (i) observable prices in an active market of recent market transactions; (ii) profitability method for commercial and administrative real estate; and (iii) the cost of acquiring or producing a similar real estate with the same purpose for technical buildings. Under the first methodology, the main assumptions used were the discount rate (average of 8%) and the monthly rent per square meter (average of 6 Euros).

The determination of the fair value of the ducts infra-structure was made internally based on the replacement cost approach. This valuation process was based primarily on: (i) current and observable prices of materials and construction work related to the installation of the ducts underground; (ii) the nature of the soil and road surface where ducts are installed, which has an impact on the construction cost; (iii) internal costs directly attributable to the construction of the ducts infra-structure network; (iv) a depreciation factor, in order to ensure that the replacement cost is consistent with the remaining useful life of the assets revalued; and (v) a technological factor, which reflects the technological changes occurred, namely related to the kinds of ducts which no longer exist and were replaced by other ones. Generally, the prices of materials and construction work together with other qualitative assumptions referred to above resulted in a valuation of the ducts infra-structure which reflects an average cost per meter of duct between Euro 58 and Euro 119, depending on the area where the infra-structure is located.

Based on current and observable prices in the year 2010 for the real estate assets and for materials and construction work related to the installation of the ducts, Portugal Telecom concluded that the assets revalued in 2008 did not experience significant changes since then. Therefore, the carrying values recorded as at 31 December 2010 of those assets correspond to their fair values as of such date, net of any accumulated depreciation recorded since those assets were revalued.

The amortization of the surplus resulting from the revaluation of real estate properties and ducts infra-structure amounted to approximately Euro 13 million and Euro 45 million in 2009, respectively, and to Euro 12 million and Euro 45 million in 2010, respectively. Therefore, if these assets had been carried under the cost model, the carrying amount of the real estate properties and of the ducts infra-structure would have been reduced by approximately Euro 145 million and Euro 765 million.

34.5. Other situations regarding tangible assets

Other movements occurred in 2009 include primarily the effects of: (i) the contribution in kind to the pension funds of several real estate properties, which had a fair value of Euro 33.0 million (Note 14.1) as of the date the contribution was made; (ii) the write-off of certain fixed assets at the wireline business amounting to Euro 13 million; and (iii) the disposal of several tangible fixed assets.

The following situations regarding tangible assets should be mentioned:

•    Basic equipment includes primarily network installations and equipment, including the ducts infra-structure, switching equipment, telephones and switchboards and submarine cables;

•    Euro 1,253 million of tangible assets of PT Comunicações are related to the Concession, under the terms of the Modification Agreement of the Concession;

•    Euro 21 million of tangible assets of PT Comunicações are located outside Portugal, including participations in submarine cable consortiums;

•    PT Comunicações had tangible assets totalling Euro 9 million which are installed in properties of third parties or on public property, and assets amounting to Euro 10 million which are not yet registered under PT Comunicações’s name; and

•    In previous years, PT Comunicações, PT Prime and TMN entered into QTE lease contracts (Notes 30 and 40), which comprised the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to PT Comunicações, PT Prime and TMN, at an amount equivalent to the initial sales price. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company’s Consolidated Statement of Financial Position.

35. Debt

As at 31 December 2010 and 2009, this caption consists of:

Euro

	31 Dec 2010		31 Dec 2009
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	714,242,672	—	705,558,383
Bonds	—	4,375,693,026	41,811,014	4,734,508,969
Bank loans
External loans	174,497,832	662,384,203	244,145,559	1,027,450,534
Domestic loans	3,430,491	—	167,295	—
Liability related to equity swaps on treasury shares (Note 41.2)	178,071,827	—	178,071,827	—
Commercial paper	88,000,000	—	—	—
Leasings	27,456,857	47,744,387	30,289,010	83,998,242
Other financings	480,464,272	454,316,000	47,195	—
	951,921,279	6,254,380,288	494,531,900	6,551,516,128

35.1. Exchangeable bonds

On 28 August 2007, PT Finance issued exchangeable bonds totalling Euro 750,000,000, convertible into fully paid ordinary shares of Portugal Telecom, as follows:

•    Exchange price of Euro 13.9859 per ordinary share of Portugal Telecom, which was adjusted to Euro 11.60 on 30 October 2007, following the spin-off of PT Multimedia, and to Euro 11.06 on 28 December 2010, following the extraordinary dividend paid in December 2010, according to the terms and conditions of these bonds;

•    Nominal value of each bond: Euro 50,000;

•    Maturity: 28 August 2014 unless previously redeemed, acquired, cancelled or converted; and

•    Fixed interest rate: 4.125% per annum, paid semi-annually.

The exchangeable bonds represent a compound instrument and accordingly the market value of the equity component as of the date the bonds were issued amounted to Euro 57,145,442 and was recorded in shareholders’ equity under the caption “Other reserves and accumulated earnings”, while the financial liability component is recorded by the amortized cost.

As at 31 December 2010, the fair value of the exchangeable bonds, determined based on market information, amounted to Euro 751 million.

35.2. Bonds

The following table provides detailed information about the bonds outstanding as at 31 December 2010, which were issued by PT Finance under Euro Medium Term Notes Programme (“EMTN”):

Debt	Notional	Issue date	Maturity	Interest rate

Eurobond	750,000,000	2-Nov-09	2019	5.00%
Fixed rate notes	250,000,000	30-Jul-09	2017	5.20%
Eurobond	1,000,000,000	30-Abr-09	2013	6.00%
Fixed rate notes	50,000,000	30-Jan-09	2019	6.95%
Floating rate notes	50,000,000	7-Ago-08	2013	3-month Euribor plus 1.50%
Eurobond (i)	1,300,000,000	24-Mar-05	2012	3.75%
Eurobond	500,000,000	24-Mar-05	2017	4.375%
Eurobond	500,000,000	16-Jun-05	2025	4.50%
Transaction costs (ii)	(24,306,974)
	4,375,693,026

(i)	Includes Euro 300,000,000 of notes issued on 5 February 2009.
(ii)

Expenses incurred at the date these bonds were issued, which are related to: (i) difference between coupon rate of the Eurobond maturing in 2012 and the re-offer yield of the Euro 300,000,000 tap executed in 2009; (ii) roundings in defining the coupon rate; and (iii) commissions. These expenses are recognized in earnings through the life of the bonds.

As at 31 December 2010, the maximum possible nominal amount of outstanding notes issued under the EMTN Programme established by PT Finance amounted to Euro 7,500,000,000, of which Euro 4,400,000,000 were outstanding as at 31 December 2010, as detailed above.

Except for the fixed rate notes amounting to Euro 50 million, which fair value was determined based on a discounted cash flow methodology, the fair value of the remaining bonds issued was determined based on market information. As at 31 December 2010, the total fair value of bonds issued amounted to Euro 4,285 million.

On 8 February 2011, Portugal Telecom issued a Euro 600 million Eurobond, with a maturity of 5 years, through its wholly-owned subsidiary PT International Finance BV. The coupon of this issue is 5.625%, with a reoffer level of 295bp over the mid swap rate (Note 47).

35.3. Bank loans

As at 31 December 2010 and 2009, bank loans are denominated in the following currencies:

Euro

	31 Dec 2010		31 Dec 2009
	Currency of the		Currency of the
	notional	Euro	notional	Euro
Euros	833,291,288	833,291,288	678,521,147	678,521,147
Brazilian Reais	15,146,150	6,829,666	1,489,389,323	593,075,030
Other		191,572		167,211
		840,312,526		1,271,763,388

As at 31 December 2010, Portugal Telecom had the following standby credit facilities:

Initial date	Amount	Maturity
January 2009 (i)	50,000,000	January 2013
October 2008	365,000,000	October 2011 (Euro 300 million) and October 2013 (Euro 65 million)
July 2008	50,000,000	July 2011
April 2008 (ii)	150,000,000	April 2011
October 2004 (iii)	100,000,000	October 2011
June 2004 (iv)	300,000,000	June 2012
	1,015,000,000

(i)	This revolving credit facility was secured with an initial maturity of two years, which was extended to four years in 2010.
(ii)	This revolving credit facility replaced a facility issued in October 2004 with the same amount and conditions but an extended maturity.
(iii)	This revolving credit facility was secured with an initial maturity of three years, which was extended to seven years in 2008.
(iv)

This revolving credit facility was secured for an initial amount of Euro 150 million and an initial maturity of four years in June 2004, which were changed to Euro 300 million and a maturity of eight years in 2007.

As at 31 December 2010, external bank loans due include primarily:

•      An amount of Euro 200 million used under the above mentioned standby facilities;

•      Loans obtained from the European Investment Bank (“EIB”) amounting to Euro 565 million, maturing up to 2021, including two loans obtained in 2010 of Euro 100 million each for the purpose of investing in Portugal Telecom’s next generation, which mature between 2014 and 2021; and

•      A loan obtained from KFW amounting to Euro 50 million and maturing between 2013 and 2015.

As at 31 December 2010 and 2009, bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	31 Dec 2010	31 Dec 2009
Maximum rate	5.00%	5.00%
Minimum rate	1.34%	1.02%

As at 31 December 2010, the fair value of total bank loans, computed based on a discounted cash flows method, amounted to Euro 801 million.

35.4. Commercial paper

Portugal Telecom has entered into short-term commercial paper programs, which as at 31 December 2010 amounted to a total of Euro 550,000,000, of which an amount of Euro 450,000,000 is underwritten. As at 31 December 2010, the Company had issued an amount of Euro 88,000,000 under the non-underwritten portion, which matured in January 2011.

35.5. Leasings

Financial leasing obligations recorded as at 31 December 2010 are mainly related to satellite capacity and transportation equipment acquired under finance lease contracts. Satellite capacity acquired under finance lease contracts is currently being used by PT Comunicações for the direct-to-home offer of its television service. Transportation equipment under finance lease contracts, under which there are generally purchase options at the end of their term, was acquired by several Group companies and is currently being used in their normal course of business. As at 31 December 2010, the carrying amount of assets acquired under finance leases is as follows:

Euro

	Gross	Accumulated	Carrying
	amount	depreciation	amount
Industrial property and other rights	67,916,398	27,498,833	40,417,565
Transportation equipment	50,537,812	20,808,254	29,729,557
Other	611,675	268,430	343,245
	119,065,885	48,575,517	70,490,368

As at 31 December 2010, the detail of future minimum lease payments related to finance lease contracts is as follows:

Euro

	Present	Finance
	value	costs	Total
2011	27,456,857	3,914,546	31,371,403
2012	16,870,842	2,751,505	19,622,347
2013	14,702,962	1,685,230	16,388,192
2014	14,342,574	781,889	15,124,463
2015	1,828,009	38,800	1,866,809
	75,201,244	9,171,970	84,373,214

35.6. Other financings

As at 31 December 2010, this caption includes an amount of Euro 922 million due to the Portuguese State (Note 14), in connection with the transfer of certain unfunded pension obligations, of which Euro 17.4 million were paid in January 2011, Euro 450.0 million shall be paid no later than 20 December 2011 and bear interest at annual interest rate of 2.74%, and Euro 454.3 million shall be paid no later than 20 December 2012 and bear interest at annual interest rate of 3.25%. The fair value of this financing as at 31 December 2010 is similar to its carrying amount.

35.7. Medium and long-term debt

As at 31 December 2010, long-term debt matures on the following years:

Euro

2012	2,004,894,042
2013	1,160,852,209
2014	809,656,657
2015	37,185,152
2016 and following years	2,241,792,228
6,254,380,288

35.8. Covenants

As at 31 December 2010, the Company had several covenants related to its indebtedness as follows:

•    Change in control

The exchangeable bonds, the credit facilities amounting to Euro 1,015 million, the loans obtained from EIB totalling Euro 565 million as at 31 December 2010 and the loan obtained in 2010 amounting to Euro 50 million grant the lenders the right to demand the repayment of all amounts due in the case of any change in the control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per cent of voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders’ agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

The Eurobonds amounting to Euro 1,000 million and Euro 750 million issued in 2009 grant the bondholders the right to demand the repayment of all amounts due in the case of any change in the control of Portugal Telecom, as described above, if simultaneously a rating downgrade to sub-investment grade occurs during the Change of Control Period, as defined under the terms and conditions of these notes. This is also applicable to the Eurobond issued in February 2011.

•    Credit rating

Certain loan agreements with the EIB, totalling Euro 183 million as at 31 December 2010, stated that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch). Current credit ratings are BBB by S&P, Baa2 by Moody’s and BBB by Fitch. In addition, the pricing conditions applicable to the commercial paper programs may be revised in case the credit rating assigned to Portugal Telecom is changed.

•    Control/disposal of subsidiaries

Certain credit facilities and commercial paper programs in the total amount of Euro 615 million state that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

•    Disposals of assets

Credit facilities totalling Euro 150 million and the EIB loans totalling Euro 565 million as at 31 December 2010 include certain restrictions regarding the disposal of assets by Portugal Telecom.

•    Financial ratios

Certain credit facilities, loans and the commercial paper program totalling Euro 815 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 3.5. Other credit facilities totalling Euro 200 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 4.0. In addition, the pricing conditions applicable to certain facilities and the commercial paper program in the total amount of Euro 1,115 million may be changed depending on the ratio Consolidated Net Debt/EBITDA. Finally, certain loan agreements with the EIB, totalling Euro 49 million as at 31 December 2010, state that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if the ratio Consolidated Net Debt/EBITDA, as defined in the agreements, is higher than 3.5.

•    Negative Pledge

The Euro Medium Term Notes, the exchangeable bonds, the revolving credit facilities, the loan obtained in 2010  amounting to Euro 50 million and one of the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

Regarding the disposal of the 50% stake in Brasilcel, Portugal Telecom obtained a waiver from a financial institution stating that it did not object to the disposal of this investment.

The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. As at 31 December 2010, the Company had fully complied with the covenants mentioned above.

36.           Accounts payable

As at 31 December 2010 and 2009, this caption consists of:

Euro

	2010	2009
Accounts payable-trade	429,333,218	738,472,863
Fixed asset suppliers	184,116,757	522,361,418
Accounts payable to employees	10,601,965	20,298,442
Other	87,437,355	53,994,654
	711,489,295	1,335,127,377

The reduction in this caption is primarily explained by Vivo’s contribution as at 31 December 2009 amounting to Euro 497 million, as Portugal Telecom no longer proportional consolidated Vivo’s assets and liabilities as at 31 December 2010, and by a reduction in accounts payable-trade at operations in Portugal.

37.           Accrued expenses

As at 31 December 2010 and 2009, this caption consists of:

Euro

	2010	2009
Supplies and external services	154,668,971	258,140,723
Interest expense (i)	180,678,848	186,865,070
Vacation pay and bonuses	113,198,643	110,481,588
Discounts to clients	42,596,436	32,492,296
Other	67,832,029	48,911,709
	558,974,927	636,891,386

(i)             As at 31 December 2009, this caption included Euro 1.5 million (Note 42) related to the fair value of exchange rate and interest rate derivatives held for trading by Vivo and Euro 3.2 million (Note 42) related to the interest component of the exchange rate and interest rate derivatives contracted by Vivo

38.           Deferred income

As at 31 December 2010 and 2009, this caption consists of:

Euro

	2010	2009
Advance billing
Traffic	53,009,857	160,681,525
Other advance billing	53,176,589	84,660,401
Penalties imposed to customers relating to violations of contracts	84,163,223	62,408,821
Customer retention programs (Notes 3.p and 4) (i)	16,649,282	43,677,105
Other	80,809,142	66,350,081
	287,808,093	417,777,933

(i)             This caption relates to deferred revenues in connection with loyalty programmes operated by the Group, which are recognized as revenue when award credits are redeemed. The reduction is primarily related to the disposal of Vivo.

The reduction in total deferred income is primarily explained by Vivo’s contribution as at 31 December 2009 amounting to Euro 117 million, as Portugal Telecom no longer proportional consolidated Vivo’s assets and liabilities as at 31 December 2010.

39.           Provisions and adjustments

During the years ended 31 December 2010 and 2009, movements in this caption were as follows:

Euro

					Foreign
		Changes in the			currency	Uses and
	Balance	consolidation			translation	other	Balance
	31 Dec 2009	perimeter	Increases	Decreases	adjustments	movements	31 Dec 2010
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	397,678,206	(48,941,260)	81,241,919	(5,518,775)	5,891,129	(88,575,142)	341,776,077
For inventories (Note 27)	39,791,436	(5,080,260)	19,845,670	(8,367,285)	628,458	(73,140)	46,744,879
For investments (Note 31 and 32)	33,093,661	(4,510,164)	8,181,581	(3,072,806)	483,285	49,029	34,224,586
	470,563,303	(58,531,684)	109,269,170	(16,958,866)	7,002,872	(88,599,253)	422,745,542
Provisions for risks and costs
Litigation (Note 46)	69,769,307	(54,450,230)	37,881,407	(2,809,850)	4,662,179	(27,789,354)	27,263,459
Taxes	37,969,785	(8,166,695)	31,123,696	(13,051,898)	2,294,489	4,591,776	54,761,153
Other	72,706,563	(40,430,146)	16,011,201	(1,684,021)	3,173,241	(3,171,117)	46,605,721
	180,445,655	(103,047,071)	85,016,304	(17,545,769)	10,129,909	(26,368,695)	128,630,333
	651,008,958	(161,578,755)	194,285,474	(34,504,635)	17,132,781	(114,967,948)	551,375,875

Euro

				Foreign
				currency
	Balance			translation	Uses and other	Balance
	31 Dec 2008	Increases	Decreases	adjustments	movements	31 Dec 2009
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	368,186,993	99,956,219	(25,188,352)	22,483,839	(67,760,493)	397,678,206
For inventories (Note 27)	23,630,621	18,474,232	(4,124,484)	1,791,679	19,388	39,791,436
For investments (Note 31 and 32)	38,060,349	2,821,365	(920,805)	933,628	(7,800,876)	33,093,661
	429,877,963	121,251,816	(30,233,641)	25,209,146	(75,541,981)	470,563,303
Provisions for risks and costs
Litigation (Note 46)	53,802,708	33,600,030	(2,196,321)	13,904,028	(29,341,138)	69,769,307
Taxes	37,499,364	5,288,777	(5,070,763)	2,871,235	(2,618,828)	37,969,785
Other	77,718,434	6,713,813	(8,354,612)	3,090,929	(6,462,001)	72,706,563
	169,020,506	45,602,620	(15,621,696)	19,866,192	(38,421,967)	180,445,655
	598,898,469	166,854,436	(45,855,337)	45,075,338	(113,963,948)	651,008,958

As at 31 December 2010 and 2009, the caption “Provisions for risks and costs” was classified in the Consolidated Statement of Financial Position in accordance with the expected settlement date, as follows:

Euro

	2010	2009
Current provisions
Litigation (Note 46.2)	26,777,138	45,774,534
Taxes (Note 46.3)	49,325,590	27,679,316
Other	11,580,403	4,362,015
	87,683,131	77,815,865
Non-current provisions
Litigation (Note 46.2)	486,321	23,994,773
Taxes (Note 46.3)	5,435,563	10,290,469
Other	35,025,318	68,344,548
	40,947,202	102,629,790
	128,630,333	180,445,655

As at 31 December 2010 and 2009, the caption “Provisions for risks and costs - Other”, consists of:

Euro

	2010	2009
Assets retirement obligation (Note 3.g)	31,295,560	61,242,869
Negative financial investments (Note 31) (i)	1,518,114	4,672,403
Other	13,792,047	6,791,291
	46,605,721	72,706,563

(i)             This provision relates to accumulated losses in affiliated companies resulting from the application of the equity method of accounting in excess of corresponding total amount invested, including loans (Note 2.a).

Increases in provisions and adjustments in 2010 and 2009 were recognised in the Consolidated Income Statement as follows:

Euro

	2010	2009
Continuing operations
Provisions and adjustments	45,825,541	57,560,652
Income taxes (Notes 19 and 28)	19,036,271	3,200,341
Costs of products sold (Note 10)	2,667,642	3,748,870
Equity in losses of affiliated companies	8,181,581	1,208,928
Other (i)	54,156,148	22,833,101
Discontinued operations	64,418,291	78,302,544
	194,285,474	166,854,436

(i)             In 2010, this caption includes primarily non-recurring provisions and adjustments amounting to approximately Euro 50 million (Note 15) recognized in order to adjust certain receivables and inventories to their recoverable amounts and to reflect estimated losses with certain legal actions.

Decreases in provisions and adjustments in 2010 and 2009 were recognised in the Consolidated Income Statement as follows:

Euro

	2010	2009
Continuing operations
Provisions and adjustments	10,335,275	27,931,009
Costs of products sold (Note 10)	3,592,773	—
Income taxes (Notes 19 and 28)	5,240,619	4,634,804
Other	4,099,272	5,083,784
Discontinued operations	11,236,696	8,205,740
	34,504,635	45,855,337

In the years ended 31 December 2010 and 2009, the profit and loss caption “Provisions and adjustments” consists of:

Euro

	2010	2009
Increases in provisions and adjustments for doubtful receivables and other	45,825,541	57,560,652
Decreases in provisions and adjustments for doubtful receivables and other	(10,335,275)	(27,931,009)
Direct write-off of accounts receivable	2,552,853	3,503,821
Collections from accounts receivable which were previously written-off	(3,091,175)	(2,627,971)
	34,951,944	30,505,493

Changes in the consolidation perimeter in 2010 correspond primarily to the sale of the 50% stake in Brasilcel.

Foreign currency translation adjustments in 2010 and 2009 relate mainly to the appreciation of the Real against the Euro.

The amount in the column “Other movements” under the caption “Adjustments for doubtful accounts receivable” relates mainly to the write-off of balances previously fully provided for, which in 2010 include Euro 52 million related to discontinued operations.

The amount in the column “Uses and other movements” under the caption “Provisions for risks and costs — Litigation” relates mainly to unfavourable resolution of certain legal actions, including Euro 19 million of discontinued operations in 2010 and Euro 6.9 million regarding the unfavourable resolution on the arbitral claim filed by Oni SGPS, S.A. against TMN (Note 46.1).

40.           Other current and non-current liabilities

As at 31 December 2010 and 2009, these captions consist of:

Euro

	2010	2009 (restated)
Other current liabilities
Accounts payable from QTE transactions (Notes 3.l.viii) and 30)	24,558,468	20,201,231
Dividends payable (i)	3,193,702	72,421,302
Other (ii)	639,422	49,748,311
	28,391,592	142,370,844
Other non-current liabilities
Accounts payable from QTE transactions (Notes 3.l.viii) and 30)	273,592,641	276,544,156
Fair value of derivative financial instruments (Note 42)	3,396,359	4,204,918
Other	20,596,145	19,073,343
	297,585,145	299,822,417

(i)             As at 31 December 2009, this caption relates mainly to unpaid dividends attributed by Brasilcel’s subsidiaries, which were no longer proportionally consolidated as at 31 December 2010.

(ii)          As at 31 December 2009, this caption includes primarily an account payable to the shareholders of the subsidiaries of Brasilcel in connection with reverse stock splits undertaken in previous years. Following the sale of the 50% stake in Brasilcel, this liability is no longer consolidated as at 31 December 2010.

41.          Shareholders’ Equity

41.1. Share capital

Portugal Telecom’s fully subscribed and paid-in share capital as at 31 December 2010 amounted to Euro 26,895,375, represented by 896,512,500 shares with a nominal value of three cents of Euro each, with the following distribution:

•                  896,512,000 Ordinary Shares; and

•                  500 Class A Shares.

The following matters may not be approved at a General Shareholders’ Meeting against the majority of the votes corresponding to Class A Shares:

•                  Authorization for the acquisition of Ordinary Shares representing more than 10% of the share capital by shareholders that directly or indirectly carry out a business competing with that of the companies in a control relationship with Portugal Telecom;

•                  Amendments to the by-laws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the determination of parameters for share capital increases as may be resolved upon by the Board of Directors;

•                  Issuance of bonds or other securities, determination of the value of issuance of such securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuance of bonds convertible into shares, as well as determination of parameters for the issuance of such bonds as may be resolved upon by the Board of Directors;

•                  Resolutions on the application of net income and accumulated earnings, in the event of a dividend in a percentage in excess of 40% of the distributable profits;

•                  Election of the Board of the General Meeting of Shareholders, as well as of the Chairman of the Audit Committee and the Company’s Statutory Auditor (“Revisor Oficial de Contas”);

•                  Approval of the general goals and fundamental principles of the Company’s policies;

•                  Definition of the general principles concerning the policy for shareholdings in companies, as well as, in cases where those principles require prior authorization by the General Meeting of Shareholders, the approval of resolutions on such acquisitions and sales;

•                  Moving the Company’s registered office.

In addition, the election of one third of the total number of Directors, including the Chairman of the Board of Directors, requires the votes issued by the State, in its capacity as holder of the Class A shares.

The Company’s By-Laws further determine that, among the members of the Executive Committee designated by the Board of Directors, at least one or two designated directors, according to the Executive Committee being composed of five or seven members, must be elected in accordance with the election rule that grants special rights to the State as holder of the Class A shares.

41.2. Treasury shares

This caption includes equity swaps contracted by Portugal Telecom up to those dates that are recognised as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability (Note 35). As at 31 December 2010 and 2009, this caption amounted to Euro 178,071,827, corresponding to equity swaps over 20,640,000 treasury shares and a price of Euro 8.63 per share.

41.3. Legal reserve

Portuguese law provides that at least 5% of each year’s profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. As at 31 December 2010, the legal reserve is already fully incorporated, corresponding to more than 20% of share capital.

41.4. Reserve for treasury shares

The reserve for treasury shares relates to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled or to the acquisition cost of treasury shares held by the Company. This reserve has the same legal regime as the legal reserve. As at 31 December 2010, this reserve relates to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008.

41.5. Revaluation reserve and other reserves and accumulated earnings

During the years ended 31 December 2010 and 2009, movements in these captions were as follows:

Euro

				Tax effect on equity
	Balance			component of
	31 Dec 09 (restated)	Comprehensive income	Dividends (Note 22)	exchangeable bonds (Note 19)	Other movements(ii)	Balance 31 Dec 10
Income and expenses recognized directly in equity
Net actuarial losses (Note 14)	(1,795,396,528)	(450,674,906)	—	—	1,794,573,604	(451,497,830)
Cumulative foreign currency translation adjustments and other (i)	909,629,554	(852,720,074)	—	—	—	56,909,480
Hedge accounting of financial instruments	(2,673,669)	68,060	—	—	—	(2,605,609)
	(888,440,643)	(1,303,326,920)	—	—	1,794,573,604	(397,193,959)
Tax effect	476,693,427	85,730,091	—	—	(448,643,401)	113,780,117
	(411,747,216)	(1,217,596,829)	—	—	1,345,930,203	(283,413,842)
Reserves recognized directly in equity
Revaluation of tangible assets (Note 34)	967,694,440	—	—	—	(57,407,414)	910,287,026
Tax effect	(245,586,305)	14,181,908	—	—	14,400,773	(217,003,624)
	722,108,135	14,181,908	—	—	(43,006,641)	693,283,402
Total income, expenses and reserves recognized directly in equity	310,360,919	(1,203,414,921)	—	—	1,302,923,562	409,869,560
Retained earnings and other reserves	460,649,177	—	181,107,455	(15,143,542)	(1,302,923,562)	(676,310,472)
Net income attributable to equity holders of the parent	684,734,143	5,672,194,967	(684,734,143)	—	—	5,672,194,967
Antecipated dividends	—	—	(875,872,500)	—	—	(875,872,500)
	1,455,744,239	4,468,780,046	(1,379,499,188)	(15,143,542)	—	4,529,881,555

Euro

	Balance			Corporate		Balance
	1 Jan 09	Comprehensive	Dividends	reestructuring at	Other	31 Dec 09
	(restated)	income	(Note 22)	Vivo (Note 21)	movements(ii)	(restated)
Income and expenses recognized directly in equity
Net actuarial losses (Note 14)	(1,960,169,943)	164,773,415	—	—	—	(1,795,396,528)
Cumulative foreign currency translation adjustments and other (i)	240,750,206	668,879,348	—	—	—	909,629,554
Hedge accounting of financial instruments	(1,899,997)	(773,672)	—	—	—	(2,673,669)
	(1,721,319,734)	832,879,091	—	—	—	(888,440,643)
Tax effect	520,153,359	(43,459,932)	—	—	—	476,693,427
	(1,201,166,375)	789,419,159	—	—	—	(411,747,216)
Reserves recognized directly in equity
Revaluation of tangible assets (Note 34)	1,075,033,022	—	—	—	(107,338,582)	967,694,440
Tax effect	(284,346,234)	12,116,738	—	—	26,643,191	(245,586,305)
	790,686,788	12,116,738	—	—	(80,695,391)	722,108,135
Total income, expenses and reserves recognized directly in equity	(410,479,587)	801,535,897		—	(80,695,391)	310,360,919
Retained earnings and other reserves	203,838,888		72,473,431	103,641,467	80,695,391	460,649,177
Net income attributable to equity holders of the parent	576,100,119	684,734,143	(576,100,119)	—	—	684,734,143
	369,459,420	1,486,270,040	(503,626,688)	103,641,467	—	1,455,744,239

(i)             This caption includes the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the date of the Consolidated Statement of Financial Position (Note 3.q)), and was primarily related to Portugal Telecom’s investment in Brazil until the sale of the 50% stake in Brasilcel, following which the positive accumulated currency translation adjustments related to the investment in Vivo were recycled to net income. As at 31 December 2010, this caption relates primarily to Portugal Telecom’s investments exposed to the Brazilian Real, namely UOL and Dedic, and to the Dollar, namely Unitel, MTC and Timor Telecom.

(ii)          These movements correspond to (1) the recycling to retained earnings in 2010 of the net actuarial losses related to the unfunded pension obligations transferred to the Portuguese State (Note 14), and (2) the transfer to retained earnings in 2010 and 2009 of the revaluation reserve and the related tax effect, following the recognition in the Consolidated Income Statement of the amortization of the assets revalued.

42.           Financial instruments

42.1. Financial risks

Portugal Telecom is primarily exposed to (i) market risks related mainly to changes in foreign currency exchange rates and in interest rates, (ii) credit risks and (iii) liquidity risks. The main objective of Portugal Telecom’s financial risk management is to reduce these risks to a lower level. Portugal Telecom enters into derivative financial instruments to manage its risk exposure to changes in interest rates and foreign currency exchange rates.

The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom’s Executive Committee. The positions held by the Company, as well as the relevant financial markets, are regularly monitored. The fair value of these derivatives is determined on a regular basis, essentially based on market information, in order to assess the economic and financial implications of different scenarios.

Foreign currency exchange rate

Foreign currency exchange rate risks are mainly related to our debt denominated in currencies different from the functional currency of the country where the borrowing company operates. Foreign currency exchange rate risk related to the Company’s investments in Brazil and other foreign countries decreased significantly in 2010 following the sale of the 50% stake in Brasilcel.

As at 31 December 2010, these risks were basically related to debt denominated in US Dollars, contracted by Portugal Telecom, amounting to US$ 10 million (Euro 8 million), for which Portugal Telecom has contracted an exchange and interest rate derivative.

Most of non-derivative financial assets and liabilities are denominated in the functional currency either directly or indirectly through the use of derivatives. Therefore, changes in exchange rates would have no material effects on the income statement and shareholders’ equity of the companies where those assets and liabilities are recorded.

Interest rate

Interest rate risk basically impact our financial expenses on the floating interest rate debt. As at 31 December 2010, Portugal Telecom is exposed to this risk primarily in the Euro zone. With the purpose of reducing the impact of these risks, the Group has entered into interest-rate swaps, swapping floating rate into fixed rate debt.

As at 31 December 2010, 91.0% of the Company’s debt was, directly or indirectly through the use of interest rate derivatives, set in fixed rates, while the remaining 9.0% was exposed to changes in market interest rates. If all market interest rates had been higher (lower) by 1% during the year ended 31 December 2010, net interest expenses would have been lower (higher) by an amount of approximately Euro 3 million (Euro 3 million), as the debt exposed to changes in market interest rates is offset by the cash and cash equivalents which are also exposed to changes in market interest rates.

The Group has also entered into some derivatives, which include an interest rate component, that are classified as held for trading derivatives, although its economic goal was to hedge currency or interest rate risk. If the relevant market interest rates had been lower (higher) by 1% during the year ended 31 December 2010, interest expenses net of interest income in respect of these instruments would have been higher (lower) by an amount of approximately Euro 0.3 million (Euro 0.3 million).

Interest rate risks also result from the exposure to changes in the fair value of Portugal Telecom’s long term fixed-rate debt due to changes in market interest rates.

Credit risk

Credit risk relates mainly to the risk that a third party fails on its contractual obligations, resulting in a financial loss to the Group. Portugal Telecom is subject to credit risks in its operating and treasury activities.

Credit risks in operations relate basically to outstanding receivables from services rendered to our customers (Notes 25 and 26). The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas. These risks are monitored on a business-to-business basis, and Portugal Telecom’s management of these risks aims to: (a) limit the credit granted to customers, considering the profile and the aging of receivables from each customer; (b) monitor the evolution of the level of credit granted; (c) perform an impairment analysis of its receivables on a regular basis; and (d) assess the market risk where the customer is located. Accordingly, the criteria used to compute these adjustments is based on these factors. The movement of these adjustments for the years ended 31 December 2010 and 2009 is disclosed in Note 39. As at 31 December 2010, the Group’s accounts receivables which were neither adjusted nor deferred and were already due with maturities above one hundred and eighty days amounted to approximately Euro 111 million. As at 31 December 2010, the Group believes that there was no further credit adjustment required in excess of the adjustments for accounts receivable included in Note 39.

Risks related to treasury activities result mainly from the cash investments made by the Group. In order to dilute these risks, Portugal Telecom’s policy is to invest its cash for short time periods, entering in agreements with highly rated financial institutions and diversifying counterparties.

Liquidity risk

These risks may occur if the sources of funding, including cash balance, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match the Group’s financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments. Based on the cash flows generated by operations and on the available cash plus undrawn committed standby facilities and underwritten commercial paper agreements, as detailed below, Portugal Telecom believes that the Group is able to meet its obligations.

In order to mitigate liquidity risks, the Group seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations, as mentioned below. As at 31 December 2010, the amount of available cash, excluding cash from the international operations, plus the undrawn amount of Portugal Telecom’s underwritten commercial paper lines (cash immediately available upon a 2 or 3-day notice) and Portugal Telecom’s committed standby facilities amounted to Euro 6,297 million, an increase from Euro 2,864 million as at 31 December 2009, primarily due to the proceeds received from the sale of Vivo. The average maturity of Portugal Telecom’s net debt as at 31 December 2010 is 9.9 years.

The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and maximize the return to shareholders. The capital structure of the Group includes debt (Note 35), cash and cash equivalents, short-term investments (Note 24) and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings (Note 41). The Group reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of the capital structure.

As at 31 December 2010, the gearing ratio, determined as the proportion of net debt (debt minus cash and cash equivalents and short-term investments) to net debt plus equity decreased to 31.3%, from 70.0% as at 31 December 2009, primarily as a result of the gain and proceeds obtained with the sale of the 50% stake in Brasilcel.  The equity plus long-term debt to total assets ratio increased from 60.2% to 71.5% as at 31 December 2010.

The main contractual obligations are those related to indebtedness (Note 35) and related interest, post retirement benefits payments, operating leases (Note 12) and unconditional purchase obligations. The following table presents Portugal Telecom’s expected contractual obligations and commercial commitments as at 31 December 2010, on a consolidated basis:

Euro million

							More
							than five
	Total	2011	2012	2013	2014	2015	years
Indebtedness	7,206.3	951.9	2,004.9	1,160.9	809.7	37.2	2,241.8
Interest on indebtedness (i)	1,496.9	279.3	287.2	205.4	140.4	106.0	478.5
Post retirement benefits payments (ii)	1,210.9	179.0	163.4	149.3	135.1	121.7	462.3
Operating lease obligations	210.5	55.3	29.4	26.7	23.2	18.9	57.0
Unconditional financial commitments (iii)	140.4	139.3	1.1	—	—	—	—
Total contractual obligations	10,265.0	1,604.9	2,486.0	1,542.3	1,108.4	283.8	3,239.6

(i)             Portugal Telecom’s expected obligations related to interest on indebtedness are based on the Company’s indebtedness as at 31 December 2010 and on its assumptions regarding interest rates on its floating rate debt, and therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates.

(ii)          These amounts correspond to the undiscounted payments to be made by Portugal Telecom related to salaries due to pre-retired and suspended employees and to expected contributions to the funds. For the unfunded portion and for calculation purposes, we have assumed a linear contribution over the coming years. The total amount differs from the net accrued post retirement liability recognized in the Consolidated Statement of Financial Position primarily because the latter amount relates to the discounted unfunded obligations.

(iii)       As described in Note 43, unconditional purchase obligations are basically related to contractual agreements with our fixed asset suppliers (including all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipments).

In addition, Portugal Telecom has announced a remuneration package proposal that includes:

•                  An exceptional cash dividend of Euro 1.65 per share, of which Euro 1.00 per share was paid in December 2010 (as an anticipation of 2010 profits) and Euro 0.65 is to be paid in 2011, subject to the Annual Shareholders’ Meeting approval; and

•                  An ordinary cash dividend of Euro 0.65 per share for the fiscal years ending 31 December 2010 and 2011, an increase of 13% compared to the initial commitment by the Company of Euro 0.575 for the same period, which is also subject to Annual Shareholders’ Meeting approval.

If this remuneration proposal is approved in the Annual Shareholders’ Meeting, Portugal Telecom will pay during the year 2011 a total amount of Euro 1,137.5 million.

42.2. Derivative financial instruments

Hedging financial instruments

Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2010 and 2009, the following financial instruments were classified as cash flow and fair value hedges (amounts in millions of euros, including 100% of Vivo’s financial instruments as at 31 December 2009):

31 Dec 2010	Euro million

	Notional		Average
Company	amount	Transaction	maturity	Economicgoal
Cash flow hedge

Portugal Telecom	205.8	EUR Interest rate swaps	2.0	Eliminate the risk of interest rate fluctuations in debt instruments

Fair value hedge

MTC	10.2	USD/NAD Forwards	0.4	Eliminate the risk of exchange rate fluctuations in USD expenses

31 Dec 2009	Euro million

	Notional		Average
Company	amount	Transaction	maturity	Economicgoal
Cash flow hedge

Portugal Telecom	202.2	EUR Interest rate swaps	2.7	Eliminate the risk of interest rate fluctuations in loans

Fair value hedge

Vivo	287.8	Currency swaps USD/BRL	4.6	Eliminate the risk of exchange rate fluctuations in loans
Vivo	10.1	Currency swaps JPY/BRL	1.0	Eliminate the risk of exchange rate fluctuations in loans
MTC	2.5	USD/NAD Forwards	0.1	Eliminate the risk of exchange rate fluctuations in USD expenses

Financial instruments held for trading

As at 31 December 2010 and 2009, Portugal Telecom had contracted the following financial instruments which, according to IAS 39, are classified as held for trading derivatives (amounts in millions of euros, including 100% of Vivo’s financial instruments as at 31 December 2009):

31 Dec 2010	Euro million

	Notional		Average
Company	amount	Transaction	maturity	Economicgoal
Portugal Telecom	24.4	EUR Interest rate swaps	1.2	Previous fair value hedges

Portugal Telecom	8.0	Currency swaps EUR/USD	1.0	Eliminate the risk of exchange rate fluctuations in loans

31 Dec 2009	Euro million

	Notional		Average
Company	amount	Transaction	maturity	Economicgoal
Portugal Telecom	34.4	EUR Interest rate swaps	1.7	Previous fair value hedges

Portugal Telecom	14.8	Currency swaps EUR/USD	1.5	Eliminate the risk of exchange rate fluctuations in loans

Vivo	0.8	Currency swaps USD/BRL	0.8	Previous fair value hedges

Vivo	72.5	BRL Interest rate swaps	2.0	Hedge changes in fair value of loans due to
				changes in benchmark interest rate

Fair value of derivative financial instruments

Derivative financial instruments entered into by the Company as at 31 December 2010 and 2009 were recorded in the following captions of the Consolidated Statement of Financial Position (amounts in millions of euros):

Euro million

	2010				2009
		Accrued	Other				Accrued	Other
		expenses	liabilities		Short-term		expenses	liabilities
	Debt	(Note 37)	(Note 40)	Total	investments	Debt	(Note 37)	(Note 40)	Total
Continuing operations
Fair value hedges
Exchange rate	—	(0.7)	—	(0.7)	—	—	(0.3)	—	(0.3)
Derivatives held for trading
Exchange rate and interest rate	(2.1)	—	—	(2.1)	—	(5.2)	—	—	(5.2)
Interest rate	—	—	(1.3)	(1.3)	—	—	—	(2.2)	(2.2)
Cash flow hedges
Interest rate	—	—	(2.1)	(2.1)	—	—	—	(2.0)	(2.0)
Sub-total	(2.1)	(0.7)	(3.4)	(6.2)	—	(5.2)	(0.3)	(4.2)	(9.8)
Discontinued operations
Fair value hedges
Exchange rate and interest rate	—	—	—	—	—	8.2	(3.2)	—	4.9
Derivatives held for trading
Exchange rate and interest rate	—	—	—	—	—	—	(1.5)	—	(1.5)
Interest rate	—	—	—	—	4.8	—	—	—	4.8
Sub-total	—	—	—	—	4.8	8.2	(4.8)	—	8.2
Total	(2.1)	(0.7)	(3.4)	(6.2)	4.8	2.9	(5.1)	(4.2)	(1.5)

During the years ended 31 December 2010 and 2009, the movement in fair value of derivative financial instruments of continuing operations was as follows (amounts in millions of euros):

Euro million

					Foreign
		Fair value	Fair value		currency
		adjustments	adjustments	Additions	translation
	Balance	through	through	and	adjustments	Balance
	31 Dec 2009	income	reserves	settlements	and other	31 Dec 2010
Fair value hedges
Exchange rate	(0.3)	(0.3)	—	—	(0.1)	(0.7)
Derivatives held for trading
Exchange rate and interest rate	(5.2)	1.0	—	2.2	—	(2.1)
Interest rate	(2.2)	0.9	—	—	—	(1.3)
Cash flow hedges
Interest rate	(2.0)	(3.9)	0.1	3.7	—	(2.1)
	(9.8)	(2.2)	0.1	5.8	(0.1)	(6.2)

Euro million

					Foreign
		Fair value	Fair value		currency
		adjustments	adjustments	Additions	translation
	Balance	through	through	and	adjustments	Balance
	31 Dec 2008	income	reserves	settlements	and other	31 Dec 2009
Fair value hedges
Exchange rate	—	(0.3)	—		(0.1)	(0.3)
Derivatives held for trading
Exchange rate (Note 44)	(43.3)	5.7	—	37.6	—	—
Exchange rate and interest rate	(16.0)	(0.7)	—	10.6	0.9	(5.2)
Interest rate	(2.5)	0.3	—	—	—	(2.2)
Cash flow hedges
Interest rate	(1.0)	(1.8)	(0.8)	1.6	—	(2.0)
	(62.9)	3.2	(0.8)	49.9	0.8	(9.8)

In the years ended 31 December 2010 and 2009, fair value adjustments related to derivative financial instruments of continuing operations were recorded in the following captions of the Consolidated Income Statement (amounts in millions of euros):

Euro million

	2010				2009
		Net	Net losses			Net	Net losses
		foreign	(gains) on			foreign	(gains) on
	Net	currency	financial		Net	currency	financial
	interest	exchange	assets		interest	exchange	assets
	expense	losses	(Note 17)	Total	expense	losses	(Note 17)	Total
Fair value hedges
Exchange rate	—	0.3	—	0.3	—	0.3	—	0.3
Derivatives held for trading
Exchange rate	—	—	—	—	—	—	(5.7)	(5.7)
Exchange rate and interest rate	—	(1.0)	—	(1.0)	—	0.7	—	0.7
Interest rate	—	—	(0.9)	(0.9)	—	—	(0.3)	(0.3)
Cash flow hedges
Interest rate	3.7	—	0.2	3.9	1.6	—	0.2	1.8
	3.7	(0.7)	(0.7)	2.2	1.6	1.0	(5.8)	(3.2)

42.3. Other disclosures on financial instruments

As at 31 December 2010 and 2009, the carrying amounts of each of the following categories of financial assets and liabilities, as defined in IAS 39, were recognized as follows (amounts in millions of euros):

Euro million

Caption	2010	2009
Financial assets carried at amortised cost
Cash and cash equivalents	4,764.7	1,449.5
Short-term investments (Note 24)	341.8	26.9
Accounts receivable - trade (Note 25)	1,055.5	1,401.5
Accounts receivable - other (i)	2,336.5	150.9
Other current and non-current assets - QTE transactions (Note 30)	298.2	296.7
Investments in group companies - loans (Note 31)	15.9	23.6
	8,812.5	3,349.0
Derivatives designated and effective as hedging instruments carried at fair value
Other non-current liabilities - interest rate derivatives - cash flow hedges (Note 42.2)	(2.1)	(2.0)
Bank loans - exchange and interest rate derivatives - fair value hedges (Note 42.2) (ii)	(2.1)	2.9
Accrued expenses - exchange and interest rate derivatives - fair value hedges (Note 42.2)	(0.7)	(3.2)
	(4.9)	(2.3)
Financial liabilities carried at amortised cost
Debt - exchangeable bonds (Note 35)	714.2	705.6
Debt - bonds (Note 35)	4,375.7	4,776.3
Debt - bank loans (ii)	838.2	1,274.7
Debt - equity swaps on treasury shares (Note 35)	178.1	178.1
Debt - other loans (Note 35)	1,022.8	0.0
Accounts payable (Note 36)	711.5	1,335.1
Accrued expenses	558.3	632.1
Other current liabilities	3.8	122.2
	8,402.6	9,024.1
Derivatives held for trading
Accrued expenses - Exchange rate and interest rate derivatives (Note 42.2)	—	1.5
Other non-current liabilities - Interest rate derivatives (Note 42.2)	1.3	2.2
	1.3	3.7
Financial liabilities recorded according to IAS 17
Debt - finance leases (Note 35)	75.2	114.3
Other current and non-current liabilities - QTE transactions (Note 40)	298.2	296.7
	373.4	411.0

(i)             The Consolidated Statement of Financial Position caption “Accounts receivable — other” includes certain assets, such as trial deposits, which do not meet the requirements to be classified as a financial asset, and therefore were excluded from this caption.

(ii)          Total bank loans include its notional amounts, which were carried at amortised cost, and the fair value of certain exchange and interest rate derivatives.

Except for debt, the fair value of which is disclosed in Note 35, and for derivatives, which are recorded at fair value, the fair value of the remaining financial assets and liabilities is similar to their carrying amounts. The fair value of financial instruments was determined as follows:

•                  Except for fixed rate notes amounting to Euro 50 million, which fair value was determined based on a discounted cash flow methodology, equivalent to the level 2 in the fair value hierarchy defined by paragraph 27A of IFRS 7 (observable inputs other than quoted prices), the fair value of the remaining convertible and non-convertible bonds was obtained based on quoted prices in active markets, which is equivalent to the level 1 in the fair value hierarchy (unadjusted quoted prices in active markets);

•                  For the bank loans, the fair value was determined internally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above;

•                  For the liability related to equity swaps on treasury shares, the fair value of these instruments, representing a negative amount of Euro 10.2 million as at 31 December 2010, was determined externally based on the difference between the exercise price of these equity swaps and Portugal Telecom’s stock price as of that date, equivalent to the level 2 in the fair value hierarchy mentioned above;

•                  For derivatives contracted in Portugal, the fair value was determined externally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above;

•                  For other loans contracted in Portugal, the fair value was determined internally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above.

Portugal Telecom considers that the main assumption used in the discounted cash flow methodology prepared internally relates to the discount rate, which for financial instruments contracted in Portugal with maturities between 1 month and 10 years vary between 2.1% and 6.6%. In addition, Portugal Telecom also used forward interest and exchange rates obtained directly through market information, taking into consideration the maturity and currency of each financial instrument.

43.           Guarantees and financial commitments

As at 31 December 2010, the Company has presented guarantees and comfort letters to third parties, as follows:

Euro

Bank guarantees and other guarantees given to Tax Authorities	267,831,608
Bank guarantees given to courts for outstanding litigation	1,956,629
Bank guarantees given to other entities:
On behalf of TMN	2,098,711
On behalf of PT Comunicações	12,895,864
Other bank guarantees	14,198,104
Comfort letters given to other entities	433,999
Total	299,414,915

Bank guarantees and other guarantees given to tax authorities include Euro 203 million related to the tax assessments received by Portugal Telecom regarding the years 2005 to 2007, where the main issue raised by the tax authorities relates to the deductibility of certain financial costs incurred in those years and of a capital loss occurred in 2006 following the liquidation of a subsidiary, as explained in Note 46.3.

Bank guarantees given on behalf of PT Comunicações were presented essentially to the following entities: (1) Municipal Authorities, which relate mainly to the payment of taxes and other fees in connection with Portugal Telecom’s use of public rights-of-way; and (2) Anacom, which relate mainly to an open contest for granting the right of use national frequencies for the television service.

As at 31 December 2010, the Group had assumed financial commitments to suppliers for the acquisition of fixed assets and inventories amounting to Euro 137 million, in addition to those recorded in the financial statements.

As at 31 December 2010, the guarantees given by third parties on behalf of the Company, in connection with bank loans (Note 35), were as follows:

• Guarantees in favour of European Investment Bank	332,857,143
• Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	377,845

Under the cross-border lease transactions entered into by TMN and PT Comunicações (Notes 30 and 40), the Company has agreed with financial institutions to issue letters of credit for the benefit of the trustee (the entity that financed the operation). As at 31 December 2010, the total drawing amount under these letters of credit is US$ 42,425,449, equivalent to Euro 31,750,823 at the exchange rate prevailing at year end.

44.           Consolidated Statement of Cash Flows

(a)              Payments relating to income taxes

The reduction in this caption relates primarily to the operations in Portugal, reflecting lower payments on account, which amounted to Euro 48 million in 2010 and Euro 108 million in 2009, and a higher cash receipt in 2010 regarding the last installment of the 2009 income taxes (Euro 59 million), as compared to the previous year (Euro 11 million), following the decrease in tax earnings from operations in Portugal. This effect was partially offset by increases in income taxes paid by certain foreign operations, including GPTI which was consolidated as from 1 March 2010.

(b)              Payments relating to indirect taxes and other

This caption includes primarily payments related to the expenses recorded in the caption “Indirect taxes” (Note 13) of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal.

(c)              Short-term financial applications

These captions include basically cash payments from new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro 320,167,898 in 2010, as compared to net cash receipts of Euro 13,204,259 in 2009.

(d)             Cash receipts from financial investments

During the years ended 31 December 2010 and 2009, cash receipts resulting from financial investments were as follows:

Euro

	2010	2009
Sportinveste Multimédia (Note 31)	1,700,000	—
Médi Télécom (Notes 1, 7 and 31)	—	400,000,000
Other	2,743,356	1,981,890
	4,443,356	401,981,890

(e)              Dividends received

During the years ended 31 December 2010 and 2009, cash receipts resulting from dividends were as follows:

Euro

	2010	2009
Unitel (i)	44,087,222	121,408,615
CTM	8,347,332	17,967,803
Other	1,668,186	787,738
	54,102,740	140,164,156

(i)             In 2009, this caption includes the dividends received from Unitel related to its earnings of 2007 and 2008 amounting to US$ 80 million and US$ 90 million (Note 26), respectively.  In 2010, this caption includes US$ 60 million (Note 26) related to the 2008 earnings that were not paid in 2009.

(f)                Loans obtained and repaid

These captions relate basically to commercial paper and other bank loans which are regularly renewed.

During the year ended 31 December 2010, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to Euro 199,302,809. As mentioned in Note 35, cash receipts from loans obtained include primarily two loans obtained from the EIB totalling Euro 200 million.

During the year ended 31 December 2009, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to Euro 501,653,825. Cash receipts from loans obtained include primarily the Eurobonds issued by PT Finance in 2009 (Euro 2,050 million) and the floating rate notes issued by PT Finance in July 2009 (Euro 250 million). Cash payments from loans repaid include mainly the repayments of: (1) the Eurobond issued by PT Finance in 1999 (Euro 880 million); (2) the commercial paper outstanding as at 31 December 2008 (Euro 649 million); and (3) the floating rate notes issued by PT Finance in December 2008 (Euro 200 million).

(g)             Dividends paid

The detail of dividends paid during the years ended 31 December 2010 and 2009 is as follows:

Euro

	2010	2009
Portugal Telecom (Note 21)
Ordinary dividend	503,626,688	503,626,688
Antecipated dividend related to 2010 profits	875,872,500	—
Cabo Verde Telecom	22,727,792	14,104,445
MTC	40,603,314	10,629,021
Timor Telecom	6,242,334	4,877,754
Other	2,879,247	2,263,833
	1,451,951,875	535,501,741

(h)             Payments resulting from other financing activities

Payments resulting from other financing activities in 2009 include an amount of Euro 38 million (Note 42.2) related to the settlement of exchange rate derivatives previously held for trading by Portugal Telecom.

45.           Related parties

a) Associated companies and jointly controlled entities

Balances as at 31 December 2010 and 2009 and transactions occurred during the years than ended between Portugal Telecom and associated companies are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	31 Dec 2010	31 Dec 2009	31 Dec 2010	31 Dec 2009	31 Dec 2010	31 Dec 2009
International companies:
Unitel (i)	264,643,043	54,117,992	9,962,132	6,336,992	—	—
Multitel	5,495,659	5,311,686	195,296	420,208	897,608	892,378
CTM	191,380	223,513	61,249	61,075	—	—
Other	1,492,935	1,991,467	173,452	482,915	—	73,849
Domestic companies:
Páginas Amarelas	8,722,197	6,329,784	13,880,468	23,568,950	—	—
Entigere	52,766	4,735,767	129,633	34,466	—	—
Siresp	7,341	2,794,179	95	—	4,292,800	4,179,410
Fundação PT	431,712	554,492	20	—	—	—
PT-ACS	3,974,227	469,509	1,093,317	540,364	—	—
Sportinveste Multimédia	21,978	880,605	400,912	404,519	33,618,668	35,318,668
Other	268,925	913,038	352,865	902,319	457,068	3,069,979
	285,302,163	78,322,032	26,249,439	32,751,808	39,266,144	43,534,284

(i)             Accounts receivable from Unitel as at 31 December 2010 and 2009 include dividends amounting to Euro 249 million and Euro 42 million, respectively (Note 26).

Euro

	Costs		Revenues		Interest charged
Company	2010	2009	2010	2009	2010	2009
International companies:
Unitel	13,387,555	11,666,558	13,981,301	19,151,798	—	8,951
Multitel	161,880	206,554	1,105,396	1,044,045	—	—
CTM	130,686	176,506	254,770	439,398	—	—
Other	353,449	2,055,049	376,055	651,914	—	—
Domestic companies:
Páginas Amarelas	49,854,541	57,416,758	4,053,841	3,631,198	—	—
PT-ACS	5,218,260	4,642,683	2,367,743	610,559	—	—
Sportinveste Multimédia	1,325,699	1,235,366	82,614	103,861	93,676	179,660
Caixanet	131,276	340,317	522,137	6,244,822	—	—
Siresp	—	—	13,666,789	16,824,115	114,076	94,619
Other	1,102,793	1,684,042	3,909,169	3,366,472	(1)	—
	71,666,139	79,423,833	40,319,815	52,068,182	207,751	283,230

The terms and contractual conditions in agreements entered into between Portugal Telecom and associated companies are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include mainly:

•                  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories; and

•                  Roaming agreements entered into with Unitel.

As mentioned above, Portugal Telecom concluded on 27 September 2010 the sale of its 50% stake in Brasilcel (the joint venture that controls Vivo) to Telefónica for a total consideration of Euro 7,500 million, having received Euro 4,500 million on that day and Euro 1,000 million on 30 December 2010, with the remainder of the consideration to be received no later than 31 October 2011, in accordance with the terms of the agreement reached with Telefónica. As a result of this sale, Portugal Telecom recognized a net gain of Euro 5,423 million. Following the completion of this transaction, Vivo was no longer considered as a related party as at 31 December 2010. The transactions between Portugal Telecom and Vivo occurred in 2010 up to the disposal and in 2009, which consisted primarily of call centre services rendered by Dedic, amounted to Euro 101 million and Euro 115 million, respectively, corresponding mainly to 100% of revenues recognized by Portugal Telecom and its subsidiaries with Vivo, as the results of Vivo are no longer proportionally consolidated. As at 31 December 2009, Portugal Telecom and its subsidiaries had net receivables from Vivo amounting to Euro 21 million, corresponding to the 50% share that was not owned by Portugal Telecom in Vivo as of that date, since Vivo’s assets and liabilities were proportionally consolidated in the Consolidated Statement of Financial Position as at 31 December 2009.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. Transactions occurred during 2010 and balances as at 31 December 2010 between Portugal Telecom and its major shareholders are as follows (including VAT):

Euro

		Supplies and
	Sales and services	services provided
	rendered by	to Portugal	Net interest	Accounts	Accounts
Company	Portugal Telecom	Telecom	received (paid)	receivable	payable
Caixa Geral de Depósitos	31,323,477	21,892,271	15,878,413	5,560,157	716,720
BES	18,143,635	37,051,991	34,363,830	2,204,019	(3,709)
Visabeira	7,777,657	96,461,263	—	1,421,253	521,112
Controlinveste	4,327,074	51,138,427	—	617,172	5,166,059
Ongoing	750,846	2,606,519	—	324,296	519,518
Barclays	443,627	3,656	(3,275,886)	176,830	—
Deutsche Bank	105,235	52,312	(107,027)	10,019	—
	62,871,551	209,206,440	46,859,330	10,313,746	6,919,700

The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions; under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to the Group.

Pension and healthcare funds, which were incorporated to cover the Company’s post retirement benefit plans (Note 14), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders, and also investments in real estate rented to the Group. As at 31 December 2010, the total exposure of these investments to Portugal Telecom, BES and Ongoing was Euro 71 million, Euro 88 million and Euro 74 million, respectively.

c) Other

During the years ended 31 December 2010 and 2009, fixed remunerations of executive and non-executive board members, which were established by the Remunerations Committee, were as follows:

Euro

	2010	2009
Executive board members	2,946,800	3,280,064
Non-executive board members	1,357,598	1,454,888
Audit Committee	581,714	589,708
	4,886,112	5,324,660

The Executive Committee increased in March 2009 from 4 executive board members to 7 executive board members and decreased in March 2010 to 5 executive board members.

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive: (i) annual variable remuneration (“AVR”) related to the performance achieved in the year and payable in the following, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment is differed for a period of 3 years, and (ii) variable remuneration related with the medium term performance (“VRMT”), which payment is differed for a period of 3 years. On an annual basis, Portugal Telecom recognizes an accrual for the variable remunerations. In 2010, the annual variable remuneration of 2009 paid to the seven executive board members amounted to Euro 3.5 million, and in 2009, the annual variable remuneration of 2008 paid to the four executive board members amounted to Euro 2.2 million. In 2010, there were no payments related to the VRMT and in 2009, following the term of office 2006/2008 and considering the performance achieved during the period, executive board members and the Chairman, who served as an executive board member during 2006 and 2007, received in total Euro 3.8 million of VRMT.

In 2010, Portugal Telecom paid a total of Euro 1.8 million to two executive board members that resigned their offices in March 2010, which is related to an indemnity and a compensation for a non-competition agreement paid to one of the board members.

During the years ended 31 December 2010 and 2009, fixed remuneration of key employees of Portugal Telecom’s management amounted to Euro 6.9 million and Euro 7.0 million, respectively, and variable remuneration amounted to Euro 3.4 million and Euro 4.1 million, respectively.

In addition to the above mentioned remunerations, executive board members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions, in accordance with a policy defined for the Group. As at 31 December 2010, there were no board members entitled to post retirement benefits under the plans of PT Comunicações and there were four key employees of Portugal Telecom entitled to those benefits with the corresponding liability amounting to Euro 0.5 million as at 31 December 2010.

As at 31 December 2010, there was no share based payment program or termination benefit in place.

For additional information regarding the remunerations of board members and key employees, please read the Corporate Governance Report included in the Annual Report.

One of Portugal Telecom’s non-executive board members is also executive director of “Heidrick & Struggles - Consultores de Gestão, Lda”, which on the normal course of business rendered consultancy services to Portugal Telecom amounting to approximately Euro 2.1 million (excluding VAT) in 2010.

As at 31 December 2010, Portugal Telecom did not have any outstanding balances with board members or key employees.

In the year ended 31 December 2010, fees from Portugal Telecom’s statutory auditor amounted to Euro 0.3 million and correspond to audit fees related to the following companies: Portugal Telecom, PT Investimentos Internacionais, PT Ventures, PT Participações, Timor Telecom and PT Imobiliária.

46.           Litigation

46.1. Regulatory authorities

The following litigation processes relate to the main claims and legal actions against certain subsidiaries of the Group, some of which the Company considers, based on the opinion of its internal and external legal counsels, that related losses are remote, in accordance with the definitions of IAS 37.

a) Claims for municipal taxes and fees

Pursuant to a statute enacted on 1 August 1997, as an operator of a basic telecommunications network, Portugal Telecom was exempt from municipal taxes and rights-of-way and other fees with respect to its network in connection with its obligations under the Concession. The Portuguese Government has advised Portugal Telecom in the past that this statute confirmed the tax exemption under our Concession. The Portuguese Government has advised Portugal Telecom it will continue to take the necessary actions in order for PT Comunicações to maintain the economic benefits contemplated by the Concession. At this time, Portugal Telecom cannot be sure that the Portuguese courts will accept that this statute resolves claims for municipal assessments and taxes for the period prior to its enactment.

In 1999, the municipality of Oporto filed a lawsuit claiming the payment of taxes and other fees in connection with the use by PT Comunicações of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in favour of PT Comunicações in March 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by PT Comunicações, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and then PT Comunicações submitted its response thereto. This appeal was partially favorable to PT Comunicações, but the Municipality of Oporto appealed to the Supreme Administrative Court and this appeal is pending for decision.

If this claim is upheld against PT Comunicações, other municipalities might seek to make or renew their claims against PT Comunicações. Portuguese law provides for a four-year statute of limitations for claims for taxes or other similar governmental charges. The statute of limitation for taxable events that occurred prior to 1 January 1998 is five years. Since the statute of limitations for such claims has expired, Portugal Telecom does not expect that any further claims will be made against PT Comunicações, but Portugal Telecom cannot be certain about this.

Law 5/2004, dated 10 February 2004, established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above based on the former statute. Meanwhile, Decree-Law 123/2009, dated 21 May 2009, clarified that no other tax should be levied by the municipalities in addition to the tax established by Law 5/2004. On 6 October 2010, in Case 0363/10, this interpretation was confirmed by the Supreme Administrative Court of Portugal.

Some municipalities however, continue to persive that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because Law 5/2004 is not applicable to the public municipality domain. Currently, there are legal actions filed by some municipalities against PT Comunicações regarding this matter.

b) Regulatory Proceedings

Portugal Telecom Group companies are regularly subject to regulatory inquiries and investigations involving their operations. In addition, ANACOM (the telecoms regulator), the European Commission, and the Autoridade da Concorrência (the competition authority) regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência related to PT Comunicações for alleged anti-competitive practices in the public wireline telephone market. Portugal Telecom considers that group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. The Group believes that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses and the novelty of the relevant competition laws. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts. The appeal will suspend the decisions of Autoridade da Concorrência.

In 2004, the Autoridade da Concorrência initiated a proceeding against PT Comunicações, referred to as a “statement of objections”, alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In June 2005, the Autoridade da Concorrência issued a revised “statement of objections” on this matter. PT Comunicações has responded to this “statement of objections” and does not believe it has violated applicable law and regulations. However, on 1 August 2007, the Autoridade da Concorrência imposed a fine of Euro 38 million on PT Comunicações. PT Comunicações appealed to the Commerce Court of Lisbon, on 30 August 2007. This appeal suspends the decision of Autoridade da Concorrência. On 2 March 2010, the Commerce Court of Lisbon cancelled the fine of Euro 38 million applied to Portugal Telecom.  On 12 March 2010, Autoridade da Concorrência appealed to the superior Court. On 22 December 2010, the superior Court confirmed the decision of the Commerce Court of Lisbon that cancelled the Euro 38 million fine applied to Portugal Telecom. Portugal Telecom had not recorded any provision for this matter.

In April 2007, the Autoridade da Concorrência accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on lease lines. In response to this accusation, PT Comunicações contested the alleged by the Autoridade da Concorrência. However, on 1 September 2008, the Autoridade da Concorrência imposed a fine of Euro 2.1 million on PT Comunicações. PT Comunicações appealed to the Commerce Court of Lisbon, on 29 September 2008. This appeal suspends the decision of Autoridade da Concorrência.

In September 2009, Portugal Telecom was notified of the decision of Autoridade da Concorrência in the misdemeanour proceedings no. 05/03 further to which Autoridade da Concorrência imposed a fine of Euro 45 million for an alleged abuse of dominant position relating to the application, between 22 May 2002 and 30 June 2003, of the versions 11 to 15.9 of the wholesale offer “Rede ADSL PT”.  On 29 September 2009, Portugal Telecom appealed to the Commerce Court of Lisbon. This appeal suspends the decision of Autoridade da Concorrência. Portugal Telecom disagrees of the decision taken and understands that, even if a sanction would be justified, which is not the case, the fine imposed exceeds in an absolutely incomprehensible manner the maximum limit allowed by the applicable legal framework. Therefore, based on the opinion of its internal and external legal counsel, Portugal Telecom did not record any provision for this matter.

On 8 June 2005, Portugal Telecom was informed through the press that Sonaecom, SGPS, SA (“Sonaecom” — a competitor of Portugal Telecom) filed a complaint against it with the European Commission, under article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with the Company’s provision of fixed line services through the subsidiary PT Comunicações. Sonaecom requested that the European Commission require Portugal Telecom to separate its cable television and fixed line telecommunications operations—a so-called “structural remedy’’. However, on 2 February 2006 the Commission responded that the complaint should be addressed to the Portuguese Autoridade da Concorrência. To Portugal Telecom knowledge, proceedings before the European Commission related to this complaint are now closed. Portugal Telecom has not received further information about whether Sonaecom intends to pursue this matter with the Autoridade da Concorrência, following the spin-off of PT Multimedia in November 2007.

Sonaecom has also submitted a complaint to the European Commission alleging illegal “state aid” in connection with the Portuguese Government’s sale of the basic telecommunications network to PT Comunicações in 2002 and the exemption from the payment of municipal taxes granted to PT Comunicações as part of its Concession Agreement. Sonaecom is claiming that the purchase price for the basic network was below market value, thereby adversely affecting the Portuguese State. Sonaecom also claims that the absence of a public tender offer and the absence of independent valuations to set a minimum disposal price constituted “state aid”. Pursuant to its Concession Agreement, PT Comunicações was exempted from the payment of municipal taxes from 1995 until such exemption was revoked by Law 5/2004, dated 10 February 2004. This is in contrast to the situation affecting new telecommunications operators after the liberalization of the telecoms market in 2000. In order for new operators to build their infrastructure, they were required to pay municipal taxes for the use of municipal sub-soil. Sonaecom claims this discrimination against new operators represents a case of illegal “state aid’’ which harmed both new operators and the municipalities. Portugal Telecom has not received information from the European Commission nor from the Portuguese authorities regarding this complaint.

In April 2006, the European Commission sent a formal request to the Portuguese Government to abandon the special rights it holds as the sole owner of Portugal Telecom’s Class A Shares. The European Commission believes that the special powers granted to the Portuguese Government through the sole ownership of the Class A Shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. As at 31 January 2008, the European Commission informed that the case over special rights held by the Portuguese State in Portugal Telecom was referred to the European Court of Justice. On 8 July 2010, the European Court of Justice decided that the special rights held by the Portuguese State in Portugal Telecom are in breach of the European Community Treaty rules and Law.

On 19 January 2011, the European Commission has opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete on the Iberian telecommunications markets. The opening of proceedings does not imply that the Commission has conclusive proof of an infringement, meaning that the Commission will deal with the case as a matter of priority.

c) Other Legal Proceedings

In March 2004, TV TEL Grande Porto - Comunicações, SA, or TVTEL, a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that, since 2001, PT Comunicações has unlawfully restricted and/or refused access to its telecommunication ducts in Oporto, thereby undermining and delaying the installation and development of TV TEL’s telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP—TV Cabo Portugal, S.A, a PT Multimedia subsidiary and at the time a direct competitor of TV TEL. TV TEL is claiming an amount of approximately Euro 15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defence to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações’s ducts, (2) all of TV TEL’s requests were lawfully and timely responded to by PT Comunicações according to its general infra-structure management policy, and (3) TV TEL’s claims for damages and losses were not factually sustainable. The preliminary hearing in this proceeding has been completed and the parties wait for the new dates for trial.

In December 2008, Oni SGPS, SA, SA (“Oni”) filed an arbitral claim against TMN in the Centre of Commercial Arbitration of the Chamber of Commerce and Industry of Lisbon for the reimbursement of more than Euro 36 million, as a result of the non fulfilment of the national roaming agreement celebrated between TMN and Oni Way — Infocomunicações, SA. TMN submitted its defence to this claim in February 2009, namely stating that Oni does not bring any facts that may support its claim other than its own responsibility or the risks behind Oni Way business. In February 2010, the Centre of Commercial Arbitration ruled a final decision, and TMN was condemned to pay an amount of Euro 6.9 million (Note 39). The Company has recorded a provision for this legal action as at 31 December 2009, and in 2010 paid this amount.

46.2. Claims and legal actions

a) Proceedings with probable losses

As at 31 December 2010 and 2009, there were several claims and legal actions against certain subsidiaries of the Group in which losses are considered probable in accordance with the definitions of IAS 37. For those claims and legal actions, the Group recorded provisions (Note 39), based on the opinion of its internal and external legal counsels, to cover the probable future outflows, as follows:

Euro

	2010	2009
Civil claims	18,117,450	46,188,041
Labor claims	4,230,646	20,678,751
Other	4,915,363	2,902,515
	27,263,459	69,769,307

b) Proceedings with possible losses

As at 31 December 2010 and 2009, there were several claims and legal actions against certain subsidiaries of the Group, for which the most important ones are described above and whose settlement is considered to be possible based on the information provided by its legal counsels. The nature of those claims and legal actions is as follows:

Euro

	2010	2009
Civil claims	55,083,437	121,789,395
Labor claims	30,968,381	60,995,691
Other	35,996,745	46,881,288
	122,048,563	229,666,374

The reduction in proceedings with possible losses is primarily explained by the disposal of Vivo completed in September 2010.

46.3. Tax contingencies

As at 31 December 2010 and 2009, Portugal Telecom has recorded a provision for taxes amounting to Euro 54,761,153 and Euro 37,969,785 (Note 39), respectively, which relates to probable tax contingencies estimated based on internal information and the opinion of external tax advisors.

There are several other tax contingencies against certain subsidiaries of the Group, the settlement of which is considered to be possible based on the information provided by Portugal Telecom’s legal counsels. As at 31 December 2010, these tax contingencies amounted to Euro 43 million, which include Euro 7 million related to operations in Portugal and Euro 36 million related to foreign operations.

In addition to the above mentioned tax contingencies, there are some tax claims against certain Portuguese subsidiaries of the Group which relate primarily to the deductibility of certain financial costs incurred between 2004 and 2009 (Euro 168 million) and of a capital loss occurred in 2006 following the liquidation of a subsidiary (Euro 63 million). Portugal Telecom already received tax assessments regarding these matters for all the years mentioned above and presented bank guarantees to the tax authorities for the years 2005 to 2007 totalling Euro 235 million (Note 43). As at 31 December 2010, Portugal Telecom strongly disagrees with these assessments and considers, based on the opinion of its tax advisors, that there are solid arguments to oppose the position of the tax authorities.

47. Subsequent events

On 26 January 2011, Portugal Telecom signed the definitive purchase, subscription and shareholders agreements with Oi and its controlling shareholders. With the signing of these agreements in connection with this strategic investment, Portugal Telecom will continue to benefit from scale and geographic diversification in high-growth markets. The key transaction terms have been maintained in accordance with the strategic nature of this investment: (1) minimum direct and indirect economic stake in Oi of 22.38%; (2) cash disbursement of R$ 8.32 billion and a maximum EV/LTM EBITDA multiple of 6.3x, and (3) significant corporate governance rights to be attributed to Portugal Telecom, resulting in the proportional consolidation of its direct and indirect stake in Telemar Participações (25.6%). These agreements were reached following the Memorandum of Understanding entered into, on 28 July 2010, by Portugal Telecom together with Andrade Gutierrez Participações, S.A. and LF Tel, S.A., two of the main shareholders of Telemar Participações, S.A., which set the principles for the development of a strategic partnership between Portugal Telecom and Oi Group, the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients.

Additionally, CTX Participações SA, Contax controlling shareholder, intends to incorporate Dedic/GPTI through the merger of both contact centres, IT and BPO operations. This integration will: (1) allow the generation of substantial synergies, thus benefiting all shareholders of Dedic/GPTI and Contax, and (2) allow Portugal Telecom to crystallise the value of Dedic/GPTI. Contax is one of the leading corporate services company and the leader in contact centre services in Brazil.

On 27 January 2011, Portugal Telecom completed the disposal to a third party of Portugal Telecom’s 28.78% stake in UOL for a total amount of R$ 356 million, equivalent to a price of 10.3 Brazilian Reais per share (Note 31).

On 8 February 2011, Portugal Telecom issued a Euro 600 million Eurobond, with a maturity of 5 years, through its wholly-owned subsidiary PT International Finance BV. The coupon of this issue is 5.625%, with a reoffer level of 295bp over the mid swap rate (Note 35).

On 23 March 2011, Portugal Telecom secured a new credit facility amounting to Euro 900 million. This facility will mature in March 2014.

EXHIBITS

I.	Subsidiary companies

II.	Companies consolidated using the proportional method

III.	Associated companies

I. Subsidiaries

The following companies were included in the consolidation as at 31 December 2010 and 2009.

Subsidiaries located in Portugal:

					Percentage of ownership
					Dec 10	Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
Portugal Telecom (Empresa-mãe)	Note 1	Lisbon	Holding company.
Directel - Listas Telefónicas Internacionais, Lda.(“Directel”)		Lisbon	Publication of telephone directories and operation of related data bases.	Africatel (100%)	75.00%	75.00%
Infonet Portugal — Serviços de Valor Acrescentado, Lda		Lisbon	Commercialization of value addedproducts and services in the área of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%
Janela Digital - Informativo e Telecomunicações, Lda	(a)	Caldas da Rainha	Development of IT solutions to the real state market.	PT Comunicações (50%)	50.00%	50.00%
Openideia — Tecnologias de Telecomunicações e Sistemas de Informação	(b)	Aveiro	Provision of IT systems and services.	PT Inovação (100%)	100.00%	—
Portugal Telecom Inovação, SA (“PT Inovação”)		Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	PT Portugal (100%)	100.00%	100.00%
Postal Network — Prestação Serviços de Gestão Infra-estrutura.cominic. ACE	(a)	Lisbon	Providing postal network services.	PT Prime (51%)	51.00%	51.00%
Previsão — Sociedade Gestora de Fundos de Pensões, SA		Lisbon	Pension fund management.	Portugal Telecom (82.05%)	82.05%	82.05%
PT Centro Corporativo, SA		Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras — Serviços de Consultoria e Negociação, SA		Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%
PT Comunicações, SA		Lisbon	Establishment,management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100.00%	100.00%
PT Contact — Telemarketing e Serviços de Informação, SA (“PT Contact”)		Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Portugal (100%)	100.00%	100.00%
PT Imobiliária,SA		Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments,purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%
PT Investimentos Internacionais, SA (“PT II”)		Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Móveis, SGPS, SA (“PT Móveis”)		Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%
PT Participações, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Portugal, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Prestações-Mandatária de Aquisições e Gestão de Bens, SA (“PT Prestações”)		Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%
PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, SA		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	PT Comunicações (100%)	100.00%	100.00%
PT Prime Tradecom — Soluções Empresariais de Comércio Electrónico, SA (“Tradecom” )	(c)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	—	—	68.98%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA		Lisbon	Shared services center.	PT Portugal (100%)	100.00%	100.00%
PT Sales - Serviços de Telecomunicações e Sistemas de Informação , SA (“PT Sales”)		Lisbon	Provision of telecommunications services and IT systems and services.	PT Portugal (100%)	100.00%	100.00%
PT Ventures, SGPS, SA		Madeira	Management of investments in international markets.	Africatel (100%)	75.00%	100.00%
PT-Sistemas de Informação, SA (“PT SI”)		Oeiras	Provision of IT systems and services.	PT Portugal (99.8%); PT Comunicações (0.1%); TMN (0.1%)	100.00%	100.00%
TMN — Telecomunicações Móveis Nacionais, SA		Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Comunicações (100%)	100.00%	100.00%
TPT — Telecomunicações Publicas de Timor, SA (“TPT”)		Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Participações (76.14%)	76.14%	76.14%
Use.it® - Virott e Associados, Lda.	(a)	Lisbon	Provision of research, design, programming, information and support systems.	PT SGPS (52.50%)	52.50%	52.50%

(a)     These companies were consolidated by the equity method.

(b)    This company was incorporated in 2010 and was consolidated by the equity method.

(c)     In 2010, Portugal Telecom disposed of a 36.65% stake in PT Prime Tradecom and therefore reduced its percentage of ownership to 33.33%. Consequently, the consolidation method of this company was changed to the equity method of accounting.

Subsidiaries located in Brazil:

					Percentage of ownership
					Dec 10	Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
Dedic, SA	(a)	São Paulo	Call center services.	PT Brasil (87,5%)	87.50%	100.00%
GPTI- Tecnologias de Informação, SA	(a)	São Paulo	Provision of IT systems and services.	Dedic (100%)	87.50%	—
Istres Holding S.A	(b)	São Paulo	Management of investments.	Bratel BV (99,99%); Cvtel (0,01%)	100.00%
Portugal Telecom Brasil, SA (“PT Brasil”)		São Paulo	Management of investments.	Portugal Telecom (99.95%); PT Comunicações (0.05%)	100.00%	100.00%
Portugal Telecom Inovação Brasil, Ltda.		São Paulo	Development of information technologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%
PT Multimédia.com Brasil, Ltda. (“PTM.com Brasil”)		São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%

(a)     As mentioned in Note 2, on 7 February 2010, Dedic agreed to acquire a 100% equity stake in GPTI, with the respective purchase price including the issuance of shares of Dedic corresponding to a 12.5% stake.

(b)    This company was incorporated in 2010.

Subsidiaries located in Africa:

					Percentage of ownership
					Dec 10	Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
Cabo Verde Móvel	(a)	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Multimédia	(a)	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Telecom	(a)	Praia	Provides telecommunications services.	PT Ventures (40%)	30.00%	30.00%
Cellco - Ste Cellulaire du Congo SARL		Congo	Telecommunications services in Congo	PT II (61%)	61.00%	61.00%
Contact Cabo Verde — Telemarketing e Serviços de Informação, SA		Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%
CST — Companhia Santomense de Telecomunicações, SAR.L.		São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	Africatel (51%)	38.25%	38.25%
Directel Cabo Verde — Serviços de Comunicação, Lda.		Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%); Cabo Verde Telecom (40%)	57.00%	57.00%
Directel Uganda — Telephone Directories, Limited	(b)	Uganda	Publication of telephone directories.	Directel (100%)	75.00%	75.00%
Elta - Empresa de Listas Telefónicas de Angola, Lda.		Luanda	Publication of telephone directories.	Directel (55%)	41.25%	41.25%
T-Innova	(c)	Casablanca	Provision of IT systems and services.	PT Inovação (100%)	100.00%	—
Guinetel, S.A	(d)	Bissau	Provision of public telecommunications services.	—	—	41.25%
Inovetel - Inovação e Sistemas de Comunicação, SA	(c)	Casablanca	Provision of telecommunications services and IT systems and services.	PT Inovação (100%)	100.00%	100.00%
Kenya Postel Directories, Ltd.		Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	45.00%	45.00%
LTM - Listas Telefónicas de Moçambique, Lda.		Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	37.50%	37.50%
Mobile Telecommunications Limited	(e)	Namíbia	Mobile cellular services operator	Africatel (34%)	25.50%	25.50%
TMM - Telecomunicações Móveis de Moçambique	(f)	Maputo	Mobile cellular services operator	Portugal Telecom (98%)	98.00%	—

(a)     Portugal Telecom has the majority of board members of Cabo Verde Telecom and therefore is able to control its financial and operating policies.

(b)    This company was consolidated by the equity method.

(c)     This company was incorporated in 2010 and was consolidated by the equity method.

(d)    The investment in this company was disposed in 2010 for an amount of Euro 1,000,000.

(e)     Under the shareholders agreement entered into with the remaining shareholders of MTC, Portugal Telecom has the power to set and control financial and operating policies of this company.

(f)   This company was incorporated in 2010.

Other subsidiaries:

					Percentage of ownership
					Dec 10	Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
Bratel Brasil, SA	(a)	Amsterdam	Management of investments	Bratel BV (99%); Cvtel (1%)	100.00%	—
Bratel BV	(a)	Amsterdam	Management of investments	PT Móveis (100,00%)	100.00%	—
Carrigans Finance S.A.R.L	(a)	Luxembourg	Management of investments	PT Móveis (100,00%)	100.00%	—
Africatel		Amsterdam	Management of investments	Portugal Telecom (75%)	75.00%	75.00%
CVTEL, BV	(b)	Amsterdam	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Direct Media Ásia		Hong Kong	Publication of B2B and other related telephone directories either in paper or electronic support.	Directel (100%)	75.00%	75.00%
Portugal Telecom Ásia, Lda. (“PT Ásia”)	(b)	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (99.84%); PT Comunicações (0.16%)	100.00%	100.00%
Portugal Telecom Europa, S.P.R.L. (“PT Europa”)	(b)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	98.67%
Portugal Telecom Internacional Finance B.V		Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Timor Telecom, SA		Timor	Provider of telecommunications services in Timor	TPT (54.01%)	41.12%	41.12%

(a)     These companies were incorporated in 2010.

(b)    These companies were consolidated by the equity method as they are currently not developing any activity.

II. Companies consolidated using the proportional method

Following the sale of the 50% stake in Brasilcel in September 2010, Portugal Telecom no longer proportionally consolidates the assets, liabilities and results of this company and its subsidiaries and, accordingly, this business was classified as a discontinued operation (Note 20). The table below lists the companies that were previously consolidated by the proportional method before the completion of this transaction.

					Percentage of ownership
					Dec 10	Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
Portelcom Participações, S.A.		São Paulo	Management of investments.	—	—	50.00%
Ptelecom Brasil, S.A.		São Paulo	Management of investments.	—	—	50.00%
TBS Celular Participações, S.A.		São Paulo	Management of investments.	—	—	48.13%
Telemig Celular		Minas Gerais	Mobile cellular services operator.	—	—	29.71%
Vivo Participações, S.A.		São Paulo	Management of investments.	—	—	29.71%
Vivo, S.A.		Curitiba	Mobile cellular services operator.	—	—	29.71%
Brasilcel, N.V.		Amsterdam	Management of investments.	—	—	50.00%

III. Associated companies

The associated companies as at 31 December 2010 and 2009 are as detailed below.

Associated companies located in Portugal:

					Percentage of ownership
					Dec 10	Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
Broadnet Portugal		Lisbon	Provision of services to access the internet.	Portugal Telecom (21.27%)	21.27%	21.27%
Caixanet — Telemática e Comunicações, SA		Lisbon	Provision of e.banking services.	PT Prime (10%); PT SI (5%)	15.00%	15.00%
Capital Criativo — SCR, SA		Loures	Management of investments.	PT Comunicações (20%)	20.00%	20.00%
Entigere — Entidade Gestora Rede Multiserviços, Lda.		Lisbon	Networks management.	PT Participações (25%)	25.00%	25.00%
INESC — Instituto de Engenharia de Sistemas e Computadores, SA (“INESC”)		Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26.36%); PT Comunicações (9.53%)	35.89%	35.89%
INESC Inovação — Instituto de novas tecnologias		Lisbon	Scientific research and technological consultancy.	INESC (90%)	32.30%	32.30%
Multicert — Serviços de Certificação Electrónica, SA		Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%
Páginas Amarelas,SA (“Páginas Amarelas”)		Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%); PT Prime (0.125%)	25.00%	25.00%
PT P&F ACE		Lisbon	Consultancy services, advice and support to the implementation of printing & finishing processes.	PT Comunicações (49%)	49.00%	49.00%
PT Prime Tradecom — Soluções Empresariais de Comércio Electrónico, SA (“Tradecom” )	(a)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (33,33%)	33.33%	—
SGPICE - Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, SA		Lisbon	Developing activities providing global products and services for internet support.	PT Prime Tradecom (100.00%)	33.33%	33.33%
Siresp — Gestão de Rede Digitais de Segurança e Emergência, SA		Lisbon	Networks management.	PT Participações (30.55%)	30.55%	30.55%
Sportinvest Multimédia, S.A.		Lisbon	Provides services of sports contents for the main market players, including televisions, mobile operators and ISP’s.	Sportinvest Multimédia (100%)	50.00%	50.00%
Sportinvest Multimédia, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%
Tele Larm Portugal — Transmissão de Sinais, SA		Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%
Tradeforum-Soluções de Comercio Electronico, A.C.E.		Lisbon	Provides solutions for e-commerce business-to-business on the domestic market and solutions for automate the purchase process.	PT Prime Tradecom (50%)	16.50%	33.00%
Vantec — Tecnologias de Vanguarda Sistemas de Informação, S.A.		Lisbon	Solutions and equipments for the audiovisual sector.	Portugal Telecom (25%)	25.00%	25.00%

(a)          As mentioned above, Portugal Telecom disposed of a 36.65% stake in PT Prime Tradecom in 2010 and therefore reduced its percentage of ownership to 33.33%. Consequently, the consolidation method of this company was changed to the equity method of accounting..

Associated companies located in Africa:

					Percentage of ownership
					Dec 10	Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
Guiné Telecom — Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L.	(a)	Bissau	Provision of public telecommunications services.	—	—	30.11%
Multitel - Serviços de Telecomunicações, Lda.		Luanda	Provision of data communications services and digital information communication services, in Angola.	PT Ventures (40%)	30.00%	30.00%
Teledata de Moçambique, Lda.	(b)	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	—	—	18.75%
Unitel		Luanda	Provision of mobile telecommunications services in Angola.	PT Ventures (25%)	18.75%	18.75%

(a)          The investment in this company was disposed of in 2010 for an amount of Euro 200,000.

(b)         The investment in this company was disposed of in 2010 for an amount of Euro 131,811.

Other associated companies (including Brazil):

					Percentage of ownership
					Dec 10	Dec 09
Company	Notes	Head office	Activity	Direct	Effective	Effective
UOL, Inc (a)		São Paulo	Provides Internet services and produces Internet contents.	Portugal Telecom (21.95%); PT Brasil (6.83%)	28.78%	28.78%
CTM — Companhia de Telecomunicações de Macau, SAR.L.		Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%); PT Participações (25%)	28.00%	28.00%
Hungaro Digitel KFT		Budapest	Provision of telecommunications services.	PT Participações (44.62%)	44.62%	44.62%

(a)          As mentioned in Note 47, on 27 January 2011, Portugal Telecom concluded the disposal of the investment in this associated company for a total amount of Euro 356 million Brazilian Reais (equivalent to Euro 160.5 million as at 31 December 2010).

Report and opinion of the Audit Committee

Translation of the original version issued in the Portuguese Language

REPORT AND OPINION OF THE AUDIT COMMITTEE

ON THE CONSOLIDATED ANNUAL REPORT AND ACCOUNTS

FOR THE FISCAL YEAR OF 2010

1 – Introduction

Under the terms and for the purposes of paragraph g) to Article 423-F of the Portuguese Companies Act and of Article 28 of the Company’s articles of incorporation, the Audit Committee of Portugal Telecom, SGPS, SA (“The Company” or “PT SGPS”) hereby presents its report and opinion on the Consolidated Annual Report and Accounts of the Portugal Telecom Group for the year ended December 31, 2010.

2 – Supervisory activities

Within its responsibilities as the Company’s supervisory body, in 2010, the Audit Committee has overseen the management and the evolution of the Company’s businesses and its compliance with the applicable legal, regulatory and accounting rules and pursued various supervisory activities of the quality and integrity of the consolidated financial information preparation and disclosure processes of the Portugal Telecom Group.

In the course of 2010, the Audit Committee issued (a) 10 Preapproval Opinions on Proposals of Related Party Transactions, as defined in Internal Ruling n.° 409CA, dated December 17, 2009, including the opinions on the proposed sale of the PT Group investment in BrasilCel/Vivo and on the proposed transfer of the Company’s Regulated Pension Plans to the Portuguese State, as well as (b) 6 other Opinions and Decisions on various matters submitted by the Company’s Chairman and/or CEO, including the opinion on the compliance of the actions of officers and employees of the Portugal Telecom Group in ‘the context of potential or planned investments in media, particularly in Media Capital, and the decision of consent to the payment to’ Shareholders of an advance on the profits for the year 2010; and yet (c) submitted its response to European Commission Public Consultation on a range of topics related to “Audit Policy: Lessons from the Crisis” (Green Paper).

During the fiscal year, the Audit Committee held periodic meetings with the officers responsible for the preparation of the Company’s Consolidated Annual Report and Accounts and of the accounts of

COMISSÃO DE AUDITORIA

Portugal Telecom, SGPS S.A.

Av. Fontes Pereira de Melo, 40 1069 300 Lisboa Portugal
Tel (-351) 21 500 1200 Fax (+351) 21 500 2107	www.telecom.pt

Sociedade Aberta • Número único de matricula e identificação fiscal 503 215 058 • CRC de Lisboa • Capital Social € 26.895.375.00

relevant subsidiaries, as well as with the Company’s Independent Auditors and the Statutory Auditor, with which discussed the adequacy of the accounting principles and valuation criteria adopted in the closing of the accounts and of the criteria adopted in the preparation of the management report. In addition, the Audit Committee has reviewed the Statutory Auditor’s Opinion and the Independent Auditors’ Report, both referring to the aforementioned consolidated financial statements approved by the Board of Directors, which were issued without any qualifications.

The Audit Committee has also supervised the qualifications, independence and work of the Company’s Independent Auditors and Statutory Auditor, as well as of the quality, integrity and effectiveness of the Company’s internal control and risk management systems and of the internal audit function.

As far as the internal control system is concerned, we highlight that it was certified by the Company’s Independent Auditors in 2010, by reference to the year of 2009, in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act and on the basis of the methodology defined by COSO (Committee of Sponsoring Organizations), and that a similar review is still in course with reference to 31/12/2010.

As provided for in paragraph 5 of Article 420.° of the Portuguese Companies Code, the Audit Committee also verified that the Company’s report on its corporate governance structure and practices includes the elements listed in Article 245.°-A of the Portuguese Securities Code that are applicable to the PT Group.

The aforementioned supervisory activities will be further detailed in the Audit Committee’s activities report relating to the year of 2010 disclosed in the Company’s website.

3 - Statement of Responsibility

For the purposes of subparagraph 1, c) of article 245 of the Portuguese Securities Code, the members of the Audit Committee of Portugal Telecom, SGPS, SA identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Audit Committee, while in office:

•                  The information in the management report, the annual financial statements, the statutory audit opinion and the other financial documentation required by law or regulation concerning the financial year ended 31 December 2010 were prepared in accordance with the applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and results of Portugal Telecom, SGPS, SA and of the undertakings included in the consolidation perimeter;

•                  The management report for such financial year includes a fair review of the development of the businesses, of the performance and of position of Portugal Telecom, SGPS, SA and of the undertakings included in the consolidation perimeter, including namely an accurate description of the main risks and uncertainties that those entities face.

4 – Opinion on the consolidated report and accounts for the fiscal year of 2010

As a result of the above, it is the opinion of the Audit Committee that the Consolidated Annual Report and Accounts of the Portugal Telecom Group for the fiscal year ended December 31, 2010, which include the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated statement of cash flows and the related notes thereto, for the year then ended, comply with the applicable accounting principles and legal and statutory provisions, and should be approved by the General Shareholders Meeting of PT SGPS.

Lisbon, March 25, 2011

THE CHAIRMAN OF THE AUDIT COMMITTEE

/s/ João Manuel de Mello Franco

(João Manuel de Mello Franco)

THE MEMBERS

/s/ Jose Guilherme Xavier de Bastro	/s/ Mario João de Matos Gomes
(Jose Guilherme Xavier de Bastro)	(Mario João de Matos Gomes)

Statutory auditor’s report

P. MATOS SILVA, GARCIA JR., P. CAIADO & ASSOCIADOS SOCIEDADE DE REVISORES OF [ILLEGIBLE]

STATUTORY AUDITORS’ OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

INTRODUCTION

1. We have examined the consolidated financial statements of Portugal Telecom, SGPS, S.A. (“Company”) for the fiscal year 2010, comprising the consolidated statement of financial position as of December 31, 2010 (which reflect total assets of 15.169.932.161 Euros and a shareholders’ equity of 4.609.145.135 Euros, including a net income attributable to equity holders of the parent and recognised in the consolidated income statement of 5.672.194.967 Euros and a total of non-controlling interests of 147.871.835 Euros), and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and the related notes to the consolidated financial statements. These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“1FRSs”), as adopted by the European Union.

RESPONSIBILITIES

2. The Company’s Board of Directors is responsible for the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, of the consolidated results of their operations, of their consolidated comprehensive income, of their consolidated changes in equity and of their consolidated cash flows, for the adoption of adequate accounting policies and criteria and for the maintenance of an appropriate system of internal control, as well as for the disclosure of any relevant facts that have influenced the operations, the financial position or the results of operations of the companies included in the consolidation perimeter.

3. It is our responsibility to report our independent professional opinion, based on our audit of such financial statements.

SCOPE

4. Our audit was performed in accordance with generally accepted Portuguese Statutory Auditing Standards, which require our audit to be planned and performed in order to provide reasonable assurance that the consolidated financial statements are free from material misstatements. Therefore, our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, and assessment of the significant estimates, which were based on judgements and criteria defined by the Board of Directors, used in the preparation of the consolidated financial statements, the checking of the consolidation procedures, and that the financial statements of the companies included in the consolidation have been properly examined, assessment of the adequacy and consistency of the accounting policies

Sócios: Pedro Matos Silva, António Pires Caiado, João Paulo Ferreira, Luísa Maria Rebordão

R. Machado de Castro, 76, 4º Dto 3000-320 Coimbra	Telf.: 239 836 532	Fax. 239 836 937	Email: ms.sroc.co@mail.telepac.pt
R. Luciaro Cordeiro, 113, 6º Esq. 1150-214 Lisboa	Telf.: 213 522 176	Fax: 213 521 924	E-mail: ms.sroc.lx@netcado.pt

Capital social: 7 500 Euros - Conitribuinte nº 501 601 804 - Inscrição na O R O.C, corn o nº 44
Inscrição no Registo de Auditores da Cornissão do Mercado de Valores Mobiliários nº 1054 adopted and related disclosures, in the circumstances, examination of the adequacy of the going concern basis of preparation of the consolidated financial statements, and evaluation of the overall adequacy of the presentation of the consolidated financial statements.

5.  Our examination also included the checking that the financial information included in the consolidated Report of the Board of Directors is in agreement with the consolidated financial statements, as well as of the matters mentioned in paragraphs 4. and 5. of article 451° of the Portuguese Commercial Companies Code.

6.  We consider that the audit that we performed provides a reasonable basis for the expression of our opinion.

OPINION

7.  In our opinion, the consolidated financial statements mentioned above, give a true and fair view, in all material respects, of the consolidated financial position of Portugal Telecom, SGPS, S.A. and subsidiaries as of December 31, 2010, and of the consolidated results of their operations, of their consolidated comprehensive income, of their consolidated changes in equity and of their consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (“IFRSs”), as adopted by the European Union, applied on a consistent basis with the previous year.

REPORT ON OTHER LEGAL MATTERS

8.  It is also our opinion that the financial information included in the consolidated Report of the Board of Directors is in agreement with the consolidated financial statements and that the Company’s Corporate Governance Report includes the disclosures required by article 245º-A of the Portuguese Securities Code.

Lisbon, March 28, 2011

P. Matos Silva, Garcia Jr., P. Caiado & Associados

Sociedade de Revisores Oficiais de Contas

represented by

/s/ Pedro Matos Silva
Pedro Matos Silva

Sócios: Pedro Matos Silva, António Pires Caiado, João Paulo Ferreira, Luísa Maria Rebordão

Independent auditors’ report

Deloitte & Associados, SROC S.A.
Inscrição na OROC no 43
Registo na CMVM no 231

Edifico Atrium Saldanha
Praça Duque de Saldanha, 1 - 6[o]
1050-094 Lisboa
Portugal

Tel: +(351) 210 427 500
Fax: +(351) 210 427 950
www.deloitte.pt

AUDITORS’ REPORT

CONSOLIDATED FINANCIAL STATEMENTS

(Translation of a report originally issued in Portuguese)

Introduction

1.               Pursuant to the article 245 of Portuguese Securities Market Code we hereby present our Auditors’ Report on the consolidated financial information contained in the Board of Directors’ Report and the accompanying consolidated financial statements of Portugal Telecom, SGPS, S.A. (“the Company”) and its subsidiaries for the year ended 31 December 2010, which comprise the consolidated statement of financial position as of 31 December 2010 that presents a total of 15,169,932,161 Euros and shareholders’ equity of 4,609,145,135 Euros (net of distribution of an advance of 2010 net income, amounting to 875,872,500 Euros), including a net profit attributable 10 the shareholders of the Company of 5,672,194,967 Euros, the consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the year then ended and the corresponding notes.

Responsibilities

2.               The Company’s Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, the consolidated results and the comprehensive income of their operations, the changes in consolidated shareholders’ equity and their consolidated cash flows; (ii) the preparation of historical financial information in accordance with IAS/IFRS as adopted by the European Union, which is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate system of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the companies included in the consolidation, their financial position and results of operations.

3.               Our responsibility is to perform an audit of the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our audit.

Scope

4.               Our audit was performed in accordance with the Auditing Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit. Our audit also included verifying that the consolidated financial information included in the Board of Directors’ Report is consistent with the consolidated financial statements as well as the provisions set out in paragraphs 4 and 5 of Article 451º of the Commercial Companies Code (“Código das Sociedades Comerciais”). We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5.               In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. as of 31 December 2010 and the consolidated results and comprehensive income of its operations, the changes on its consolidated shareholders’ equity and its consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards as adopted by the European Union and the financial information contained therein is, under the terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Report on other legal requirements

6.               It is also our opinion that the consolidated financial information included in the Board of Directors’ Report is consistent with the consolidated financial statements for the year and the report on the corporate governance practices includes the information required to the Company, under Article 245º - A of the Portuguese Securities Market Code.

Lisbon, 25 March 2011

/s/ João Luis Falua Costa da Silva
Deloitte & Associados, SROC S.A.
Represented by João Luis Falua Costa da Silva

Portugal Telecom

Corporate Governance Report

The purpose of this report is to disclose the corporate governance structure and practices adopted by the Company with a view to complying with the provisions of the Corporate Governance Code as published by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários — “CMVM”) in January 2010, as well as with the best international corporate governance practices. This report has been drawn up in accordance with articles 7 and 245-A of the Portuguese Securities Code and the form attached to CMVM Regulation no. 1/2010.

Report and consolidated accounts 2010

CONTENTS

CHAPTER 0. CORPORATE GOVERNANCE RULES	221

CORPORATE GOVERNANCE RULES APPLICABLE TO PORTUGAL TELECOM	221
STATEMENT OF COMPLIANCE WITH CMVM RECOMMENDATIONS	222

INTRODUCTION	233

PT STRUCTURE	233
CORPORATE GOVERNANCE	234

CHAPTER I. GENERAL MEETING OF SHAREHOLDERS	237

I.1. IDENTIFICATION OF THE MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS	238
I.2. MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS — COMMENCEMENT AND EXPIRATION OF TERMS OF OFFICE	238
I.3. INDICATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS	238
I.4. INDICATION OF BLOCKING PERIOD REQUIRED FOR PARTICIPATION IN THE GENERAL MEETING OF SHAREHOLDERS	238
I.5. INDICATION OF RULES APPLICABLE TO SHARE BLOCKING IN THE EVENT OF ADJOURNMENT OF THE GENERAL MEETING OF SHAREHOLDERS	238
I.6. NUMBER OF SHARES CORRESPONDING TO ONE VOTE	239
I.7. LIMITATIONS ON VOTING RIGHT EXERCISE OR VOTE COUNTING	239
I.8. BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS	239
I.9. EXISTENCE OF BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE	239
I.10. MAKING AVAILABLE A FORM FOR THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE	240
I.11. REQUIREMENT FOR A PERIOD OF TIME BETWEEN RECEIPT OF THE DECLARATION OF VOTE BY CORRESPONDENCE AND THE DATE OF THE GENERAL MEETING OF SHAREHOLDERS	240
I.12. EXERCICE OF VOTING RIGHTS BY ELECTRONIC MEANS	241
I.13. EXTRACTS FROM MINUTES OF GENERAL MEETINGS OF SHAREHOLDERS	241
I.14. BACKGROUND INFORMATION ON GENERAL MEETINGS OF SHAREHOLDERS	241
I.15. INDICATION OF THE REPRESENTATIVE(S) OF THE COMPENSATION COMMITTEE ATTENDING GENERAL MEETINGS OF SHAREHOLDERS	242
I.16. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN THE REMUNERATION AND EVALUATION POLICY	242
I.17. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN SHARE ALLOTMENT PLANS FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS	242
I.18. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN A PENSION BENEFIT SYSTEM FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS	242
I.19. BYLAW PROVISION REGARDING THE SUBMISSION TO THE GENERAL MEETING OF SHAREHOLDERS, EVERY FIVE YEARS, OF THE RULE OF LIMITATION OF VOTES SUSCEPTIBLE OF HOLDING OR EXERCISE BY A SINGLE SHAREHOLDER	242
I.20. DEFENSIVE MEASURES CAUSING EROSION IN THE COMPANY’S ASSETS	243
I.21. SIGNIFICANT AGREEMENTS INCLUDING CHANGE OF CONTROL CLAUSES	243
I.22. AGREEMENTS WITH MEMBERS OF THE BOARD AND OFFICERS PROVIDING FOR COMPENSATION IN THE EVENT OF TERMINATION OF OFFICE FOLLOWING A CHANGE IN CONTROL	244

Board of Directors	275
Audit Committee	275
II.15. RULES FOR EVALUATION OF INDEPENDENCE OF MANAGEMENT MEMBERS	276
Board of Directors	276
Audit Committee	277
II.16. SELECTION PROCEDURE FOR NON-EXECUTIVE DIRECTOR CANDIDATES	277
II.17. DESCRIPTION OF THE ACTIVITY OF NON-EXECUTIVE DIRECTORS	278
II.18. PROFESSIONAL QUALIFICATIONS OF THE MEMBERS OF THE BOARD OF DIRECTORS, INDICATION OF PROFESSIONAL ACTIVITIES CARRIED OUT BY THE SAME IN THE LAST FIVE YEARS AT LEAST, NUMBER OF SHARES IN THE COMPANY HELD BY THE SAME, DATE OF FIRST APPOINTMENT AND DATE OF EXPIRATION OF TERM OF OFFICE	278
II.19. FUNCTIONS EXERCISED BY THE MEMBERS OF THE MANAGEMENT BODY IN OTHER COMPANIES, INDIVIDUALIZING THOSE EXERCISED IN OTHER COMPANIES OF THE SAME GROUP	279
SECTION III. GENERAL AND SUPERVISORY COUNCIL, COMMITTEE FOR FINANCIAL MATTERS, AUDIT COMMITTEE AND FISCAL COUNCIL	279
II.24. EVALUATION OF THE EXTERNAL AUDITOR	279
II.29. COMPANY REMUNERATION POLICY	279
SECTION IV. REMUNERATION	280
Compensation Committee	280
Independence of the members of the Compensation Committee	280
II.30. DESCRIPTION OF THE REMUNERATION POLICY FOR THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES AS REFERRED TO UNDER ARTICLE 2 OF LAW NO. 28/2009 OF 19 JUNE 2009	280
II.31. REMUNERATION INDIVIDUALLY EARNED BY THE MEMBERS OF THE COMPANIY’S MANAGEMENT AND SUPERVISORY BODIES	281
II.32. ALIGNMENT WITH LONG TERM INTERESTS OF THE COMPANY, REMUNERATION BASED ON PERFORMANCE AND DISINCENTIVE TO EXCESSIVE RISK TAKING	282
II.33. ON THE REMUNERATION OF EXECUTIVE DIRECTORS:	282
(a) Reference to the fact that the remuneration of executive directors incorporates a variable component, and information on the way as such component depends on performance evaluation;	282
(b) Indication of the corporate bodies empowered to carry out the performance evaluation of executive directors;	282
(c) Indication of pre-determined criteria for the performance evaluation of executive directors;	282
(d) Clarification of the relative significance of the variable and fixed components of director remuneration, as well as indication of maximum limits for each component;	283
(e) Indication of the deferment of payment of the variable component of the remuneration, mentioning the deferment period.	283
(f) Explanation on how the payment of the variable remuneration is subject to continued positive performance by the company all along the deferment period;	283
(g) Sufficient information on the criteria on which the allocation of a variable remuneration in shares is based, as well as on executive directors keeping any shares granted them in the company, on any agreement executed as to such shares, notably hedging or risk transfer agreements, the limit thereof, and their relationship to the amount of the overall annual remuneration;	283
(h) Sufficient information on the criteria on which the allocation of a variable remuneration in options is based, and indication of deferment period and exercise price;	284
(i) Identification of the main parameters of and grounds for any annual prize system and any other non-pecuniary benefits;	284
(j) Remuneration paid in the form of profit sharing and/or prize payment, and the reasons why such prizes and/or profit sharing were granted;	284
(l) Compensations paid or due to former executive directors in respect of termination of office during the financial year;	284
(m) Reference to contractual limitation as established for any compensation to be paid upon removal without just cause of a director, and its relationship with the variable component of the remuneration;	284
(n) Amounts paid, for any reason whatsoever, by other companies in a control or group relationship;	285
(o) Description of the main characteristics of complementary pension or early retirement systems for directors, specifying whether the same were subject to appraisal by the general meeting of shareholders;	285
(p) Estimate of the value of material non-pecuniary benefits deemed as remuneration not covered by the foregoing situations;	285
(q) Existence of mechanisms preventing executive directors from executing agreements that might put into question the reason for a variable remuneration.	285
II.34. REFERENCE TO THE FACT THAT THE REMUNERATION OF NON-EXECUTIVE DIRECTORS OF THE MANAGEMENT BODY DOES NOT INCORPORATE VARIABLE COMPONENTS	285
II.35. WHISTLEBLOWING	285

SECTION V. SPECIALIZED COMMITTEES	286
II.36. PERFORMANCE EVALUATION, GOVERNANCE AND APPOINTMENT COMMITTEES	286
II.37. NUMBER OF MEETINGS OF THE COMMITTEES AND MINUTES OF SUCH MEETINGS	287
II.38. REFERENCE TO THE FACT THAT A MEMBER OF THE REMUNERATION COMMITTEE HAS KNOWLEDGE AND EXPERIENCE IN THE MATTER OF REMUNERATION POLICY	287
II.39. INDEPENDENCE OF THE PERSONS HIRED BY THE REMUNERATION COMMITTEE	287

CHAPTER III. INFORMATION AND AUDITING	288

III.1. CAPITAL STRUCTURE	288
III.2. QUALIFIED HOLDINGS IN THE SHARE CAPITAL IN THE ISSUER, CALCULATED IN ACCORDANCE WITH ARTICLE 20 OF THE PORTUGUESE SECURITIES CODE	289
III.3. IDENTIFICATION OF SHAREHOLDERS WITH SPECIAL RIGHTS AND DESCRIPTION OF SUCH RIGHTS	290
III.4. ANY RESTRICTIONS TO SHARE TRANSFERABILITY, SUCH AS CONSENT CLAUSES FOR DISPOSAL, OR LIMITATIONS TO SHARE OWNERSHIP	290
III.5. SHAREHOLDERS’ AGREEMENTS OF WHICH THE COMPANY IS AWARE AND MIGHT LEAD TO RESTRICTIONS IN THE TRASFER OF SECURITIES OR VOTING RIGHTS	290
III.6. RULES APPLICABLE TO AMENDMENT TO THE BYLAWS OF THE COMPANY	290
Constitutive quorum for the General Meeting of Shareholders	290
Resolution quorum for the General Meeting of Shareholders	290
III.7. CONTROL MECHANISMS PLANNED FOR ANY EMPLOYEE CAPITAL HOLDING SYSTEM TO THE EXTENT THAT VOTING RIGHT ARE NOT EXERCISED BY SUCH EMPLOYEES	291
III.8. DESCRIPTION OF THE ISSUER’S SHARE PRICE EVOLUTION	292
III.9. DESCRIPTION OF THE DIVIDEND DISTRIBUTION POLICY ADOPTED BY THE COMPANY	293
Dividend distribution policy	293
Dividend distributed in the last financial years	293
III.10 MAIN CHARACTERISTICS OF SHARE ALLOTMENT AND SIMILAR PLANS	295
III.11. TRANSACTIONS WITH THE MANAGEMENT AND SUPERVISION OR COMPANIES IN A CONTROL OR GROUP RELATIONSHIP	295
III.12. TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING	295
III.13. INTERVENTION OF THE SUPERVISORY BODY IN THE PRIOR EVALUATION OF TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING	295
III.14. DESCRIPTION OF STATISTICAL DATA (NUMBER, AVERAGE AND MAXIMUM VALUE) FOR TRANSACTIONS SUBJECT TO PRIOR INTERVENTION BY THE SUPERVISORY BODY	296
III.15. ACTIVITY CARRIED OUT BY THE AUDIT COMMITTEE	296
III.16. REFERENCE TO THE EXISTENCE OF AN INVESTOR SUPPORT OFFICE OR OTHER SIMILAR SERVICE	296
III.17. INDICATION OF THE AMOUNT OF ANNUAL REMUNERATION PAID TO THE AUDITOR AND OTHER INDIVIDUALS OR CORPORATION IN THE SAME NETWORK SUPPORTED BY THE COMPANY AND OR BY CORPORATIONS IN A CONTROL OR GROUP RELATIONSHIP, AS WELL AS SPECIFICATION OF THE PERCENTAGE OF EACH TYPE OF SERVICE	297
III.18. REFERENCE TO THE ROTATION PERIOD OF THE EXTERNAL AUDITOR	299

APPENDIX I	300

United States rules applicable to PT, as a Foreign Private Issuer	300

APPENDIX II	303

Code of Ethics	303
Code of Ethics for Senior Financial Officers	303
Procedures implemented by PT for compliance with the rules applicable to Officer and Related Party Transactions	304
a) Transactions by Group Officers	304
b) Related Party Transactions	304
Sustainable Development and Social Responsibility Policy	305

APPENDIX III	307

Functions performed by members of the management body in other companies	307
Professional qualifications and professional activities performed during the last 5 years	314

APPENDIX IV	322

Declaration of the Board of Directors on the remuneration applicable to PT Group officers (in the meaning of article 248B-3 of the Portuguese Securities Code)	322

APPENDIX V	323

Statement of the Compensation Committee on the Remuneration Policy for the members of the management and supervisory bodies of Portugal Telecom, SGPS SA	323

CHAPTER 0. CORPORATE GOVERNANCE RULES

CORPORATE GOVERNANCE RULES APPLICABLE TO PORTUGAL TELECOM

Most CMVM Recommendations on the governance of listed companies published in January 2010 (“CMVM Recommendations”)(1) — compliance with which by Portugal Telecom, SGPS S.A. (“Portugal Telecom”, “PT” or “Company”) is assessed for the first time on this report — are fully adopted by Portugal Telecom, and are reflected on its corporate governance model. This model’s integrity, transparency and strictness have been reinforced as well by the Company’s compliance with the binding rules and best practices applicable to foreign private issuers with securities admitted to trading on the New York Stock Exchange (“NYSE”).

In fact, as an issuer of securities admitted to trading on NYSE qualifying as a foreign private issuer, PT is subject to the mandatory rules set forth, notably, in Rule 10A-3 on Listing Standards Relating to Audit Committees issued by the Securities and Exchange Commission (“SEC”) for regulation purposes under Section 10A(m) of the Securities Exchange Act, as amended by the Sarbanes-Oxley Act, and the Final Rules approved by NYSE on corporate governance (Section 303A Corporate Governance Standards), all as described in Appendix I hereto.

PT is also subject to other rules adopted at internal level, which are relevant in its corporate governance structure, particularly the Regulations of the Board of Directors and its internal committees, as well as the Audit Committee Regulation.

Additionally, PT has approved internal conduct and transparency rules, namely the Group’s Code of Ethics, the Code of Ethics for Senior Financial Officers, the rules on Management Transactions and the rules on Transactions with Related Parties, as well as a Sustainable Development and Social Responsibility Policy. A short description of all these rules is attached hereto as Appendix II.

PT further adopts rules and structures for internal control, risk management and whistleblowing.

(1)  Available on www.cmvm.pt (http://www.cmvm.pt/EN/Recomendacao/Recomendacoes/Documents/2010consol.Corporate%20Governance%20Recommendations.2010.bbmm.pdf).

STATEMENT OF COMPLIANCE WITH CMVM RECOMMENDATIONS

The Company fully adopts the CMVM Recommendations on Listed Companies Governance as published in January 2010(2), except for Recommendations I.3.3 and I.6.1, which are not complied with for the reasons identified hereunder.

The Chapters of this Corporate Governance Report that contain a description of the measures taken by the Company for compliance with the abovementioned CMVM Recommendations are identified hereunder.

CMVM RECOMMENDATION	COMPLIANCE	REPORT

I. GENERAL MEETING OF SHAREHOLDERS

I.1 Board of the General Meeting of Shareholders

I.1.1        The chairman of the board of the general meeting of shareholders shall have human and logistic support resources as appropriate for his needs, taking into account the company’s economic position.

	Yes	Chapter I.

I.1.2 The remuneration of the chairman of the board of the general meeting of shareholders shall be disclosed on the Corporate Governance annual report.	Yes	Chapter I.3

I.2 Participation in the General Meeting of Shareholders

I.2.1        Any imposition of an advance period for the receipt by the board of the declarations of deposit or share blocking for participation in the general shareholders meeting shall not exceed 5 business days.

	Not Applicable	Chapter I.4

I.2.2        In the event of adjournment of the general meeting of shareholders, the company shall not impose such blocking for the whole period until the session is resumed; the usual advance required for the first session shall be sufficient.

	Not applicable	Chapter I.5

I.3 Voting and exercise of the right to vote

I.3.1 Companies shall not provide for any bylaw restriction on voting by correspondence and, where adopted and admissible, on electronic vote by correspondence.	Yes	Chapters I.9 & I.10

I.3.2 The bylaw advance period for the receipt of voting declarations issued by correspondence shall not exceed three business days.	Yes	Chapter I.11

I.3.3 Companies shall ensure proportionality between voting rights and shareholding, preferably through a bylaw provision making one vote correspond to each share. Proportionality shall not be	No (1)

(2)  Code of Corporate Governance, available on www.cmvm.pt (see footnote 1 above).

CMVM RECOMMENDATION	COMPLIANCE	REPORT

complied with, inter alia, by companies: (i) having shares that do not grant voting rights; (ii) establishing that voting rights in excess of a given number shall not be counted if issued by a single shareholder or by shareholder related to such shareholder.

I.4 Quorum and resolutions

I.4.1 Companies shall not establish resolution quorum in excess of the provisions of the law.	Yes	Chapter I.8

I.5 Minutes and disclosure of resolutions passed

I.5.1        Extracts from the minutes of general shareholder meetings or documents of a similar content shall be made available to shareholders on the company’s website within five days from the day on which the general shareholder meeting is held, even though not inside information. Information disclosed shall cover resolutions passed, capital represented and voting results. Such information should be kept on this website during three years at least.

	Yes	Chapters I.13 & I.14

I.6 Measures for corporate control

I.6.1        Measures adopted to prevent the success of takeover bids shall respect the interests of the company and of its shareholders. Corporate bylaws that provide, in observance of this principle, for a limitation to the number of votes that may be held or exercised by a single shareholder, individually or in agreement with other shareholders, shall also establish that, at least every five years, an amendment to or the maintenance of such bylaw provision shall be subject to a resolution at the general shareholder meeting — with no requirements for an aggravated quorum as compared to the legal one — and that upon such resolution all votes cast shall be counted without the operation of such limitation.

No (2)

I.6.2        Defensive measures the effect of which is to automatically cause a serious erosion in the company’s assets in the case of change of control or of change in the composition of the management body, thus hindering the shares’ free transferability and shareholders’ free evaluation of the performance of members of the management body, shall not be adopted.

	Yes	Chapter I.20

II. MANAGEMENT AND SUPERVISORY BODIES

II.1 General

II.1.1 Structure and duties

II.1.1.1   The management body shall assess on its annual report on Corporate Governance the adopted model, by identifying any constraints on its operation and proposing action measures as are, in its opinion, creditworthy to overcome

	Yes	Introduction, Corporate Governance

CMVM RECOMMENDATION	COMPLIANCE	REPORT
such constraints.

II.1.1.2   Companies shall create internal control and risk management systems, to safeguard their value and to the benefit of transparency in their corporate governance allowing for risk identification and management. Such systems shall incorporate, at least, the following components: (i) establishment of strategic corporate targets in the matter of risk assumption; (ii) identification of the main risks connected to the business actually carried out and to events susceptible of originating risks; (iii) review and measurement of the impact and probability of occurrence of each potential risk; (iv) risk management aimed at aligning risks actually incurred with the corporate strategic option as to risk assumption; (v) control mechanisms for the implementation and efficiency of risk management measures adopted; (vi) adoption of internal information and communication mechanisms on the various components of the system and for risk alerting; (vii) periodic assessment of the adopted system and implementation of modifications as necessary.

	Yes	Chapter II.5

II.1.1.3   The management body shall ensure the creation and operation of internal control and risk management systems. It shall be the supervisory body’s responsibility to evaluate the operation of such systems and propose their adjustment to the company’s needs.

	Yes	Chapters II.5 & II.6

II.1.1.4   On their annual report on Corporate Governance, companies shall: (i) identify the main economic, financial and legal risks to which the company may be exposed in carrying out their business; (ii) describe the operation and efficiency of the risk management system.

	Yes	Chapters II.5 & II.9

II.1.1.5 Management and supervisory bodies shall be provided with internal regulations and shall have them disclosed on the company’s website.	Yes	Chapter II.7

II.1.2 Incompatibilities and independence

II.1.2.1   The board of directors shall include a sufficient number of non-executive directors whose role is to ensure an actual ability to audit, supervise and assess the activity of its executive members.

	Yes	Chapter II.1, Board of Directors

II.1.2.2   The non-executive members of the management body shall include a number of independent members as appropriate, taking into account the size of the company and its shareholder structure, which shall in no case be less than a quarter of the total number of directors.

	Yes	Chapter II.14, Board of Directors

II.1.2.3 The assessment of non-executive member independence by the management body shall take into account all laws and regulations in force on independence requirements and	Yes	Chapter II.14, Board of Directors

CMVM RECOMMENDATION	COMPLIANCE	REPORT

incompatibility rule system applicable to members of the other corporate bodies, and ensure a systematic and time consistency in the application of independence criteria throughout the company. No director shall be deemed independent if such director could not assume such capacity in another corporate body by virtue of the applicable rules.

II.1.3 Eligibility and appointment

II.1.3.1 According to the applicable model, the chairman of the audit committee or of the committee for financial matters shall be independent and be qualified as appropriate for his duties.	Yes	Chapter II.14 Audit Committee

II.1.3.2 The selection procedure for non-executive board member candidates shall be designed in such a way as to prevent interference by executive members.	Yes	Chapter II.16

II.1.4 Policy on the report of irregularities

II.1.4.1   The company shall adopt a policy on the report of irregularities allegedly occurred within it, with the following data: (i) indication of the means that can be used for internal reporting of irregular practices, including the persons with legitimacy to receive such communications; (ii) indication of the treatment to be given to any such communications, including confidential treatment where the communicator so wishes.

	Yes	Chapter II.35

II.1.4.2 Such policy’s general guidelines shall be disclosed in the company’s Corporate Governance report.	Yes	Chapter II.35

II.1.5 Remuneration

II.1.5.1   The remuneration of the members of the management body shall be structured in such a way as to allow the alignment of their interests with the company’s long-term interests, be based on performance evaluation and disincentive excessive risk undertaking. For such purpose, remunerations shall be structured, notably, as follows:

	Yes	Chapters II.31, II.32, II.33 & II.34

(i) The remuneration of directors exercising executive duties shall incorporate a variable component, which determination shall depend on a performance evaluation carried out by the competent bodies of the company, according to pre-determined measurable criteria, taking into account the real growth of the company and the value actually created to its shareholders, its long-term sustainability and the risks undertaken, as well as compliance with the rules applicable to the company’s business.

Yes

(ii) The variable component shall be reasonable overall as

CMVM RECOMMENDATION	COMPLIANCE	REPORT
compared to the fixed remuneration component, and maximum limits should be fixed for all components.	Yes

(iii) A significant portion of the variable remuneration shall be deferred for a period of no less than three years, and its payment shall be dependent on a continued positive performance by the company all along such period.

Yes

(iv) The members of the management body shall not enter into contracts, either with the company or with any third party, that might result in mitigating the risk inherent to remuneration variability as established by the company.

Yes

(v) Executive directors shall keep, up to the end of their term of office, all company shares to which they may have acceded by virtue of variable remuneration schemes, up to a limit of twice the amount of their total annual remuneration, save for such shares as are required to be disposed of in order to pay taxes arising from the benefit of those same shares.

Not applicable

(vi) Where the variable remuneration comprises the allotment of options, the beginning of the period of exercise shall be deferred for no less than three years.	Not applicable

(vii) Legal instruments as appropriate shall be established for compensation as established for any form of removal without just cause of a director not to be paid if such removal or termination by mutual agreement is due to inappropriate performance by such director.

Not applicable

(viii) Remuneration of non-executive members of the management body shall include no component the value of which depends on performance or the value of the company.	Yes

II.1.5.2   The statement on the remuneration policy for the management and supervisory bodies as referred to in article 2 of Law no. 28/2009 of 19 June 2009 shall, in addition to the content as mentioned thereunder, contain sufficient information: (i) on the groups of companies the remuneration policy and practices of which were taken as a comparison constituent for fixing the remuneration; (ii) on payments related to removal or termination by mutual agreement of director jobs.

	Yes	Chapters II.29 & II.30

II.1.5.3   The statement on remuneration policy as referred to in article 2 of Law no. 28/2009 shall further cover officers in the meaning of article 248B-3 of the Securities Code whose remuneration contains an important variable component. The statement shall be detailed and the policy presented shall take into account, inter alia, the long-term performance of the company, compliance with the rules applicable to the company’s business and restraint in risk

	Yes	Chapter II.29

CMVM RECOMMENDATION	COMPLIANCE	REPORT
taking.

II.1.5.4   “A proposal shall be submitted to the general shareholder meeting on the approval of plans for the allotment of shares and/or share call options or based on share price variations to members of the management, supervisory bodies and other officers in the meaning of article 248B-3 of the Securities Code. (…)”

	Not applicable	Chapters II.31 & II.33

II.1.5.6 At least one representative of the Compensation Committee shall be present at the general shareholder meetings.	Yes	Chapter I.15

II.1.5.7   The annual report on Corporate Governance shall disclose the amount of the remuneration received, in aggregate and individual form, in other companies of the group and the pension rights acquired during the financial year concerned.

This recommendation is no longer in force

II.2 Board of Directors

II.2.1       Within the limits established by law for each management and supervisory structure, and other than by reason of the reduced size of the company, the board of directors shall delegate the management in the normal course of the company, and any delegated responsibilities shall be identified on the annual report on Corporate Governance.

	Yes	Chapter II.3, A., Executive Committee

II.2.2       The board of directors shall ensure that any company action is consistent with its goals, and shall not delegate its responsibility, notably, as regards: (i) the definition of the company’s strategy and general policies; (ii) the definition of the corporate structure of the group; (iii) any decisions as should be considered strategic decisions due to their amount, risk or special characteristics.

	Yes	Chapter II.3, A., Executive Committee

II.2.3 “In case the chairman of the board of directors carries out executive duties, the Board of Directors shall (...)”	Not applicable	Chapter II.1, Board of Directors and Chapter II.8

II.2.4 The annual management report shall include a description of the activity carried out by non-executive directors, and mention, inter alia, any constraints faced.	Yes	Chapter II.17

II.2.5.      The company shall clearly and fully express its policy on function rotation within the Board of Directors, notably of the member responsible for the financial function, and provide information thereon in the annual report on Corporate Governance.

	Yes	Chapter II.11

II.3 Executive Committee

II.3.1       Directors exercising executive duties, where requested by other corporate body members, shall provide, in a timely manner and as appropriate for any such request, any information as so requested.

	Yes	Chapter II.3, A., Disclosure obligations of the Executive Committee

	Yes	Chapter II.13

CMVM RECOMMENDATION	COMPLIANCE	REPORT

II.3.2       The chief executive officer shall send all notices and minutes of such committee’s meetings respectively to the chairman of the board of directors and to the chairman of the supervisory board or of the audit committee, as the case may be.

II.3.3 “The chairman of the executive board of directors shall send to the chairman of the general and supervisory board (…)”.	Not applicable

II.4 Audit Committee

II.4.1 “The general and supervisory board (…)”	Not applicable

II.4.2       Annual reports on the business carried out by the general and supervisory board, the committee for financial matters, the audit committee and the supervisory board shall be subject to disclosure on the company’s website, together with the financial statements.

	Yes	Chapter II.4

II.4.3       Annual reports on the business carried out by the general and supervisory board, the committee for financial matters, the audit committee and the supervisory board shall include a description of their supervisory activity, and mention, inter alia, any constraints faced.

	Yes	Report available on PT’s website, Chapter II.4

II.4.4       The general and supervisory board, the audit committee and the supervisory board, according to the applicable model, shall represent the company, for all intents and purposes, vis-à-vis the external auditor, it being its responsibility, inter alia, to propose the provider of such services and such provider’s remuneration, to take charge of ensuring, within the company, conditions as appropriate for such service provision, as well as being the company’s interlocutor and primary addressee of the relevant reports.

	Yes	Chapters II.3, B., Audit Committee & III.17

II.4.5       The general and supervisory board, the audit committee and the supervisory board, according to the applicable model, shall evaluate the external auditor each year and propose the removal of the same to the general shareholder meeting where cause therefor occurs.

	Yes	Chapter II.24 & III.17

II.4.6       Internal audit services and services ensuring compliance with the rules applicable to the company (compliance services) shall report functionally to the Audit Committee, to the General and Supervisory Board or, in case of companies adopting the Latin model, to an independent director or to the Supervisory Board, regardless of their hierarchical relationship with the executive management of the company.

	Yes	Chapters II.5 & II.6

II.5 Specialized committees

II.5.1       Other than by reason of the reduced size of the company, the board of directors and the general and supervisory board, according to the adopted model, shall create any committees as required to: (i) ensure a competent and independent

	Yes	Chapter II.2, Evaluation Committee & Corporate Governance Committee

CMVM RECOMMENDATION	COMPLIANCE	REPORT

performance evaluation of the executive directors and of their own overall performance evaluation, as well as of the various existing committees; (ii) ponder on the adopted governance system, check its efficiency and propose to the competent bodies any action as required to improve it; (iii) identify, in due time, potential candidates having the high profile required for the performance of director duties.

II.5.2       The members of the compensation or similar committee shall be independent from the members of the management body and include at least one member with knowledge and experience on remuneration policy matters.

	Yes	Section IV, Independence of Members of the Compensation Committee & Chapter II.38

II.5.3       No individual or corporation providing or having provided, in the last three years, services to any structure depending on the Board of Directors or to the company’s Board of Directors itself or currently having a current relationship with a consultant to the company shall be engaged to support the Compensation Committee in its duties. This recommendation shall be also applicable to any individual or corporation related by employment contract or service agreement to such persons.

	Yes	Chapter II.39

II.5.4 All committees shall draw up minutes of the meetings held.	Yes	Chapter II.37

III. INFORMATION AND AUDIT

III.1 General disclosure obligations

III.1.1     Companies shall ensure the existence of a permanent contact with the market, in observance of the principle of equality of all shareholders and preventing any asymmetries in the access to information by investors. For such purpose, the company shall keep an investor support office.

	Yes	Chapter III.16

III.1.2     The following information, to be available on the company’s website, shall be disclosed in English:

a) The name of the company, that it is a public company, its registered office and all other data mentioned under article 171 of the Companies Code;

b) The bylaws;

c) Identification of all members of the corporate bodies and the representative for market relations;

d) Investor Support Office, its duties and means of access;

e) Financial statements;

f) Six-month agenda of corporate events;

g) Proposals submitted to discussion and voting at the general shareholder meeting;

h) Notices for general shareholder meetings.

	Yes	Chapter III.16

III.1.3 Companies shall promote a rotation of the auditor, at the	Yes	Chapter III.18

CMVM RECOMMENDATION	COMPLIANCE	REPORT

expiration of each two or three terms of office, according to such terms of office being of four or three years respectively. Keeping the auditor beyond such period must be grounded on a special opinion of the supervisory body expressly considering the independence conditions of the auditor and the benefits and costs of the auditor’s replacement.

III.1.4     The external auditor shall, within the scope of his responsibilities, control the application of remuneration policies and systems, the efficiency and operation of internal control mechanisms and report any deficiencies to the supervisory body of the company.

	Yes	Chapter III.17

III.1.5     The company shall not engage either the external auditor or any person in a participation relationship with or incorporated in the same network as the external auditor to provide services other than audit services. Where there are reasons for such services to be engaged — which must be approved by the supervisory body and clearly and fully expressed in its annual report on Corporate Governance — the same shall not be in excess of 30% of the total amount of the services provided to the company.

	Yes	Chapter III.17

IV. CONFLICTS OF INTEREST

IV.1 Relationships with shareholders

IV.1         Any transactions of the company with shareholders of qualified holdings, or entities in any kind of relationship with the same pursuant to article 20 of the Securities Code, shall be made under normal market conditions.

	Yes	Chapters III.12 & III.13

IV.2         Significant relevance transactions with shareholders of qualified holdings, or entities in any kind of relationship with the same pursuant to article 20 of the Securities Code, shall be submitted to a prior opinion by the supervisory body. This body shall establish the procedures and criteria as required for defining the level of significant relevance of such transactions and all other conditions for intervention.

	Yes	Chapter III.13

(1)             CMVM Recommendation no. I.3.3 on the proportionality between voting rights and shareholding

According to this recommendation, companies shall ensure proportionality between voting rights and shareholding, preferably through a bylaw provision making one vote correspond to each share.

Consistently with what PT has defended in the past, PT considers that, since the principle according to which each share corresponds to one vote is not universally accepted and can generate inefficiencies in the organization and operation of the General Meeting of Shareholders, it is justifiable to keep the bylaw provision for a minimum number of 500 shares to exercise one vote.

In fact, such principle is not established in other jurisdictions or reference markets, and the European Union has stopped, at the end of 2007, any efforts regarding its adoption (either by means of a directive or through mere recommendation).

Additionally, a bylaw provision for a minimum number of shares to exercise one vote is intended to make the General Meeting of Shareholders function efficiently, and permit actual participation by shareholders reaching such threshold. This provision is not intended to create a defensive measure or a control enhancing mechanism.

Also in accordance with CMVM Recommendation no. I.3.3, companies whose bylaws establish that voting rights above a certain number should not be counted if cast by a single shareholder or by shareholders related to such shareholder fail to comply with the said proportionality between voting rights and shareholding.

In this connection, it should be mentioned that PT does not adopt CMVM Recommendation no. I.3.3 because its Bylaws contain a limitation to vote counting, whereby votes cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the whole capital shall not be counted (article 13).

Essentially, and as better explained in (2) below, these bylaw limitations represent a measure of expansion of shareholder democracy and contribute to the dissemination of share capital and greater transparency in the governance of the Company.

It should be stressed, in fact, that the issue concerning proportionality between ownership and control of the shares held in “listed companies” has been widely discussed in the European Union, and several studies were produced and concluded that it is impossible to establish a clear causal connection between deviations from proportionality and the financial performance or corporate governance of a “listed company”.

(2)             CMVM Recommendation no. I.6.1 on defensive measures against take-overs and limitations to voting right exercise

In spite of the existence, as a result of the Company’s privatisation procedure, of class A shares in PT’s share capital that grant special rights to the Portuguese State as the holder of such shares, it is PT’s understanding that its Bylaws do not contain any defensive clauses contrary to the interests of the Company and its shareholders.

Additionally and as mentioned above, PT’s Bylaws stipulate a limitation on the counting of votes, whereby the votes cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the total capital shall not be counted. The Bylaws do not establish that this bylaw provision must be subject, every five years, to evaluation by the General Meeting of Shareholders in order to resolve on its maintenance or not. Therefore, PT does not adopt CMVM Recommendation no. I.6.1.

In truth, this provision, which intrinsically reflects — and historically appeared in several European countries — a measure of expansion of shareholder democracy (by reducing the voting power of major shareholders and correspondingly expanding the voting power of minorities) is also normally understood to possibly interfere with the success of takeover bids. However, notwithstanding the possible effect of reduction in the number of takeovers (as higher levels of shareholder participation are required to obtain control), such measure is also deemed as an incentive to the existence of more attractive conditions of takeover bids, since only higher levels of acceptance by the addressees of such takeover bids allow the attainment of control thresholds.

Furthermore, within the context of the tender offer (OPA) to which PT was subject during the 2006 financial year, the abovementioned provision of the Bylaws (see reference to article 13 of the Bylaws above) was particularly visible. In fact, under the terms and conditions of the general tender offer over the shares representing PT´s share capital, which preliminary announcement was published on 6 February 2006 by the companies Sonaecom, SGPS, SA and Sonaecom, BV, the removal of the said voting restriction was a condition to which the tender offer was subject.

However, at the General Meeting of Shareholders called for 2 March 2007 to vote for the said removal, even though exclusively within the context of the abovementioned tender offer, the proposal was rejected by a majority of votes cast and without the opposition of the class A shares.

Therefore, the situation remained unchanged, based on the conviction that limitations as provided for under the Bylaws contribute to share capital dissemination and a greater transparency in the Company’s governance.

In this way, it is PT’s understanding that the measures adopted (or which effect may be) to prevent the success of tender offers respect the interests of the Company and of its shareholders, and they correspond to their will, as expressed at the abovementioned General Meeting of Shareholders of 2 March 2007.

INTRODUCTION

PT STRUCTURE

PT is a global telecommunications operator, the leader at national level in all its operation sectors, and offers, on a global integrated basis, its services, products and solutions to a universe in excess of 85.5 million customers, Oi proforma included.

PT claims its position as the Portuguese corporation with the largest national and international projection, with a presence in the European, Asian and African continents. It has a diversified business portfolio, where quality and innovation are the determining factors, at the level of state-of-the-art of international companies in its sector.

The highlight at international level is PT’s operation in the Brazilian market, to which the company has dedicated a significant portion of its investments. Within this context, in September 2010, formalised the disposal to Telefónica, for 7.5 billion euros, of the 50% share PT held in Brasilcel (the holder of 59.42% in VIVO), the largest mobile operator in South America and the fourth largest mobile telecommunications service company in the world.

In the beginning of 2011, in pursuance of its investment strategy in the high growth markets in Latin America, particularly the Brazilian market, PT announced the formalisation of agreements aimed at implementing a strategic partnership with the Oi Group, whereby PT will achieve a direct and indirect minimum economic position in Oi of 22.38%, by means of a maximum investment of 8.32 billion reais. The Oi Group is the leading telecommunications service provider in the Brazilian market and the largest fixed telecommunication operator in South America as regards total number of active accesses. In 2010, the revenues of the Oi Group amounted to 29,479 million reais. The implementation of the strategic partnership with the Oi Group is expected to be completed by the end of March 2011.

Additionally, an agreement was formalised with CTX Participações SA (“CTX”), the holding that controls Contax, and its shareholders aimed at the acquisition by PT of a share in CTX and at the incorporation of Dedic/GPTI in Contax, through the merger of both contact centre operations, IT and BPO. This incorporation will permit: (1) the generation of substantial synergies, thus benefiting all shareholders in Dedic/GPTI and Contax, and (2) the crystallisation by PT of the value of Dedic/GPTI. Contax is one of the leading companies in corporate services and the leader in contact centre services in Brazil. As a result of this transaction, PT will consolidate in 44.4% and hold a direct 19.9% position in CTX, a structure that represents a 19.5% economic position in Contax. The transaction of Dedic/GTPI with CTX and Contax is expected to be completed at the beginning of May 2011.

PT is formally structured as follows: Domestic Wireline Business, Domestic Mobile Business, International Business and Instrumental Companies. Such units are coordinated by a holding company, led by its Executive Committee with the support of the corporate centre. Subsidiaries report functionally, not hierarchically, thus ensuring an effective articulation.

Portugal Telecom

Domestic Business

Wireline Business
	100%	PT Comunicações
	100%	PT Prime

Mobile Business
	100%	TMN

International Business
	25%	Unitel(1)
	87.5%	Dedic/GPTI(2)
	40%	CVT(1)
	34%	MTC(1)
	51%	CST(1)
	41.12%	Timor Telecom
	28%	CTM
	28.78%	UOL(3)

Instrumental Companies
	100%	PT Sistemas de Informação
	100%	PT Inovação
	100%	PT PRO
	100%	PT Compras
	100%	PT Contact

(1)        Shares held by Africatel, which is 75% controlled by PT.

(2)        To be incorporated, in 2011, in Contax in which PT will hold a 44.4% economic interest.

(3)        On 30 December 2010, PT established an agreement for disposal of its 28.78% share in UOL for the amount of 356 million reais. The sale transaction was completed on 27 January 2011.

CORPORATE GOVERNANCE

PT follows the Anglo-Saxon governance model, which is based on the existence of a Board of Directors, an Audit Committee composed of non-executive directors specifically appointed by the General Meeting of Shareholders and a Chartered Accountant (“ROC”) elected by the General Meeting of Shareholders upon a proposal by the Audit Committee.

PT’s organization structure further includes a Compensation Committee elected by the General Meeting of Shareholders, which is responsible for determining the remunerations of the members of corporate bodies.

The members of the corporate bodies and of the Board of the General Meeting of Shareholders are elected for a three-year term of office, and they may be re-elected once or more times within the limits of the law.

PT’s governance model may be schematized as follows:

The values of efficiency, simplicity, transparency and accuracy are the basic pillars of this governance model providing PT with a structure as appropriate for the specificities and needs of the company. This model has also been welcomed by the market.

Within this context, PT’s governance includes an Executive Committee with powers delegated by the Board of Directors, which acts on a predominantly operational basis, while the Board of Directors is entrusted with the supervision of corporate activities, with the support of the Corporate Governance Committee and of the Evaluation Committee, each such internal committee acting within the scope of its specific powers delegated by the management body. This supervision task is further reinforced by the action of the non-executive independent members of the Board of Directors.

A Consultive Council, a Disclosure Committee and a Sustainability Committee, as well as several operational departments that guarantee an effective and transparent management of the Company complete the Executive Committee’s supporting structures.

The Audit Committee, together with the Chartered Accountant, perform the supervision functions set forth in the applicable laws and regulations. In particular, the Audit Committee is responsible for representing the Company in its relations with the external auditors and for monitoring PT’s internal control and risk management system.

PT General Meeting of Shareholders resolves on matters as specially assigned by law or the Company’s Bylaws, as well as on matters not comprised within the responsibilities of other corporate bodies.

In this way, considering the full implementation and consolidation of the governance model adopted by the General Meeting of Shareholders of 22 June 2007, for purposes of compliance with the CMVM Recommendation no. II.1.1.1, and based on the outcome of the Corporate Governance Committee’s resolution pursuant to CMVM Recommendation no. II.5.1. part ii), PT considers that this governance model has ensured an effective performance of the duties of its corporate bodies and their articulation, and has proven appropriate to the specificities of the Company. There have been no constraints to its operation and no circumstance that might impair the regular functioning of the adopted checks and balances system has occurred as to justify any change to PT’s organization structure or governance practices.

In fact, and as concluded within the follow up of this governance model made by the Corporate Governance Committee, such model has proven to be appropriate to catalyse national and international corporate governance best practices and to contribute to the transparency and accountability of the Company and its management vis-à-vis its shareholders, investors and the market.

CHAPTER I. GENERAL MEETING OF SHAREHOLDERS

The General Meeting of Shareholders, composed of shareholders with the right to vote, ordinarily meets once a year or whenever its call is requested to the Chairman of Board of the General Meeting of Shareholders by the Board of Directors, the Audit Committee or, pursuant to applicable law(3), shareholders representing at least 2% of the share capital.

The meetings are held at the registered office or other location as chosen by the Chairman of the Board pursuant to the law. They cannot take place by remote-access telematic means. The General Meeting of Shareholders is called and conducted by the Chairman of its Board or, in his absence or impossibility to conduct the works, by the Vice- Chairman.

Shareholders may participate directly in the General Meeting or appoint their representatives, within the broadest terms provided for under the Portuguese Companies Code. A duly signed letter addressed to the Chairman of the Board of the General Meeting of Shareholders is a sufficient instrument of representation.

For such purpose, shareholders may access the representation letter form made available on the website www.telecom.pt in accordance with information disclosed by the Company in the relevant General Meeting notice, in compliance with article 23 of the Portuguese Securities Code.

In carrying out their duties, notably in the preparation, call and conduction of General Meetings of Shareholders, as well as in replying to queries raised or requests submitted by the shareholders, the Chairman of the Board of the General Meeting of Shareholders, in addition to being assisted by the Vice-Chairman and the Secretary of the Board of the General Meeting of Shareholders, has the support of the services of the Company’s General Secretariat, which is provided with human and technical resources as required for the General Meeting to be appropriately held, taking into account, inter alia, the number of participants and the agenda of each meeting. The Chairman of the Board of the General Meeting of Shareholders is also provided with logistic support as required to carry out his duties, and the shareholders may contact the Board of the General Meeting of Shareholders as follows:

Chairman of the Board of the General Meeting of Shareholders

Post Address:	Avenida Fontes Pereira de Melo, 40-10º piso, 1069-300 Lisboa
Telephone:	+351.800.207.369
Fax:	+351.215.001.890
E-mail:	assembleia-ptsgps@telecom.pt

The members of the Board of the General Meeting of Shareholders comply with the independence requirements of article 414-5 and incompatibility rules of article 414A-1, both of the Portuguese Companies Code, applicable by virtue of the provisions of article 374A of that same Code.

(3)  Decree-Law no. 49/2010 of 19 May 2010 determined that holders of shares corresponding to 2% at least of the share capital may apply for notice of the General Meeting of Shareholders of a listed company, and in this way reduced the 5% threshold of the share capital formerly in force. At the General Meeting of 2011, PT’s Board of Directors will propose to the shareholders an amendment to various bylaw provisions, among which an amendment to article 17 that governs this matter, thus conforming them to the modifications to the Securities Code made by the above statute.

I.1. IDENTIFICATION OF THE MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS

Board of the General Meeting of Shareholders

António Menezes Cordeiro	Chairman
Eduardo Vera-Cruz Pinto	Vice-Chairman
Francisco Leal Barona	Secretary

I.2. MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS — COMMENCEMENT AND EXPIRATION OF TERMS OF OFFICE

The members of the Board of the General Meeting of Shareholders were elected on 27 March 2009 for the 2009-2011 three-year term of office.

I.3. INDICATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS

By determination of the Compensation Committee approved during the 2008 financial year, the yearly remuneration of the Chairman of the Board of the General Meeting corresponds to 42,000 euros.

I.4. INDICATION OF BLOCKING PERIOD REQUIRED FOR PARTICIPATION IN THE GENERAL MEETING OF SHAREHOLDERS

As a result of the implementation in the national legal system, by Decree-Law no. 49/2010 of 19 May 2010, of Directive 2007/36/EC of the European Parliament and of the Council of 11 July 2007 on the exercise of certain rights of shareholders in listed companies, such companies are now prevented from requiring from their shareholders the blocking of their shares for purposes of confirmation of entitlement to voting rights and participation in the General Meeting of Shareholders.

In this way, CMVM Recommendation no. I.2.1, as well as item I.4 of Appendix I to CMVM Regulation no. 1/2010, are no longer in force.

I.5. INDICATION OF RULES APPLICABLE TO SHARE BLOCKING IN THE EVENT OF ADJOURNMENT OF THE GENERAL MEETING OF SHAREHOLDERS

As referred to in the foregoing item, in the light of the rules currently in force, it is not admissible for listed companies to require that shareholders block their shares in order to participate in the General Meeting of Shareholders.

Consequently, CMVM Recommendation no. I.2.2 and item I.5 of Appendix I to CMVM Regulation no. 1/2010 should be considered as no longer in force.

I.6. NUMBER OF SHARES CORRESPONDING TO ONE VOTE

Under the Company’s Bylaws, each 500 shares grant the right to one vote. Shareholders holding a lesser number of shares may group together and be represented by one of the group members, so as to jointly accumulate the number of shares necessary to exercise the right to vote. Only shareholders entitled to vote may attend a General Meeting of Shareholders.

Within the framework of American Depository Receipts (ADR) or Global Depository Receipts (GDR) programmes having as their object Company shares, the holders of ADR or GDR are deemed to be the shareholders, while the entity in whose name the shares are registered is deemed a simple representative of the shareholders, provided however that such shareholders comply with the conditions set forth in the Bylaws for the exercise of such right. These conditions are communicated to the holders of the right to vote in each notice for the General Meeting of Shareholders.

I.7. LIMITATIONS ON VOTING RIGHT EXERCISE OR VOTE COUNTING

In addition to Chapter I.6. above, and according to article 13 of the Company’s Bylaws, the votes cast by a single holder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the total voting rights corresponding to the share capital shall not be counted. Shares held by a person in situations as provided for under article 20 of the Portuguese Securities Code shall be deemed to belong to the shareholder, and the limitation on the counting of votes cast by each person affected by the said provision shall be proportional to the number of votes held and cast.

There are no shares not granting voting rights.

I.8. BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS

Under article 14 of the Company’s Bylaws, the General Meeting of Shareholders resolves, on a first or subsequent call, by a majority of votes cast, without prejudice to any qualified majority as required in cases as provided for by law.

In this way, the constitutive and resolutive quorum of the General Meeting of Shareholders established under PT’s Bylaws is no different from that established under the Portuguese Companies Code.

The rules applicable to resolutions on any amendment to the bylaws are described in Chapter III.6., and the resolutions whereby special rights pertaining to class A shares should be taken into account are identified in Chapter III.1.

PT’s Bylaws do not provide for any separate system for rights with a property content.

I.9. EXISTENCE OF BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE

The Company Bylaws provide that the voting by correspondence may encompass all matters contained in the notice, under the terms and conditions set forth therein, and votes cast in this way shall be considered at the time of the counting by adding the same to the voting rights exercised in the course of the General Meeting.

The Bylaws further provide that the terms and conditions for voting by correspondence shall be defined by the Chairman of the Board of the General Meeting of Shareholders on the notice, in order to ensure their authenticity, regularity, security, reliability and confidentiality up to voting.

Vote authenticity shall be ensured before the Chairman of the Board of the General Meeting of Shareholders by means of a communication with a legally acknowledged signature, in the case of corporations, or, in the case of individuals, with a simple signature together with a photocopy of the relevant identity card. In order to guarantee vote confidentiality, the said communication shall be sent in a closed envelope that will only be considered at the time of vote counting.

Additionally, the Bylaws provide that votes cast by correspondence are deemed as negative votes as to any resolution proposals submitted after such votes were cast. The presence at a General Meeting of a shareholder who had exercised his voting rights by correspondence, or of his representative, determines the revocation of the vote so cast.

I.10. MAKING AVAILABLE A FORM FOR THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE

According to PT’s practice, the procedure for voting by correspondence shall be as follows:

•                       Shareholders entitled to vote may, according to article 22 of the Portuguese Securities Code, exercise such vote by correspondence, provided that, by the time and date scheduled on the notice, a communication addressed to the Chairman of the Board of the General Meeting is delivered to the latter, such communication to be with a legally acknowledged signature (or, for individuals, a simple signature together with a copy of the relevant ID card), and set out the address to where voting papers and other documentation should be sent. In reply, the voting papers and other relevant documentation will be sent to such shareholders, who shall send to the Chairman of the Board of the General Meeting, in such a way as to be received by the time and date scheduled on the notice for the General Meeting a closed envelope containing another closed envelope with the duly filled in voting papers;

•                       Notwithstanding the possibility of downloading the voting papers from the Internet according to the next paragraph, there are voting papers available to shareholders at the offices of the Company, and the same may also be provided by hand delivery, by post or by electronic mail;

•                       As an alternative, shareholders may also download the voting papers from the website www.telecom.pt, and send the same, addressed to the Chairman of the Board of the General Meeting, duly filled in and in a closed envelope, in such a way as to be received, together with an envelope containing a copy of the ID card (or, for corporations, a legally acknowledged signature), by the time and date scheduled on the notice for the General Meeting.

I.11. REQUIREMENT FOR A PERIOD OF TIME BETWEEN RECEIPT OF THE DECLARATION OF VOTE BY CORRESPONDENCE AND THE DATE OF THE GENERAL MEETING OF SHAREHOLDERS

The period of time implemented for receipt of declarations of vote by correspondence according to PT’s practice since the 2008 Annual General Meeting of Shareholders is 3 business days prior to the date of the General Meeting, in compliance with CMVM Recommendation no. I.3.2.

I.12. EXERCICE OF VOTING RIGHTS BY ELECTRONIC MEANS

All bylaw rules described in Chapter I.9. are applicable to the exercise of voting rights by electronic means.

According to a practice implemented in the Company, shareholders may vote through the website www.telecom.pt in observance of the requirements established thereon, provided that, by the time and date scheduled on the notice for the General Meeting of Shareholders, they deliver to the Chairman of the Board of the General Meeting a communication, prepared in accordance with the form made available on that same website, with a legally acknowledged signature (or, for individuals, a simple signature together with a copy of the relevant ID card), and setting out the post address to where the password to be made available by the Company should be sent.

Such shareholders may exercise their voting rights during the period established on the notice for the General Meeting of Shareholders.

I.13. EXTRACTS FROM MINUTES OF GENERAL MEETINGS OF SHAREHOLDERS

PT has made available on its website, within 5 days as from the Annual General Meeting held on 16 April 2010, an extract of the relevant minutes.

In its turn, following the General Meeting of Shareholders of 30 June 2010, PT has disclosed to the market information regarding the resolutions passed by the shareholders, capital represented and voting results, also within 5 days as from such meeting.

In this way, PT complies with CMVM Recommendation no. I.5.

I.14. BACKGROUND INFORMATION ON GENERAL MEETINGS OF SHAREHOLDERS

Under the new article 21-C of the Securities Code, the proposals to be submitted by the Board of Directors to the General Meeting of Shareholders, as well as the reports that must be attached thereto by law and all other preparatory information data, are made available to shareholders at the Company’s registered office and on the Company’s website on the date of publication of the notice for the General Meeting of Shareholders and always for a period of no less than 21 days prior to the meeting. These documents are also disclosed in the English language.

At the time of the preparation of the annual General Meeting of Shareholders, the financial statements are also made available to shareholders on the CMVM Information Disclosure System, simultaneously with the disclosure of the notice.

In order to provide easier access to such documents, especially by foreign shareholders, the Investor Relations Office will send the same by post, fax or electronic mail, upon request.

Moreover, the text of the proposals submitted by shareholders to the General Meeting of Shareholders are available on the Company’s website as provided for by law and regulations.

Additionally, PT discloses a summary of the resolutions approved at the General Meeting of Shareholders on the CMVM Information Disclosure System and on its website, as well as through its Investor Relations Office.

PT keeps on its website, in respect of the three preceding years, a record of the agendas and resolutions approved at the General Meetings, as well as information on the share capital represented and voting results at the relevant meetings, thereby adopting CMVM Recommendation no. I.5.

I.15. INDICATION OF THE REPRESENTATIVE(S) OF THE COMPENSATION COMMITTEE ATTENDING GENERAL MEETINGS OF SHAREHOLDERS

At General Meetings of Shareholders held by the Company, at least one member of the Compensation Committee has been present at all times. At the General Meetings held on 16 April and 30 June 2010, Mr. Álvaro Pinto Correia, Chairman of PT’s Compensation Committee during the current term of office, attended the meetings.

I.16. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN THE REMUNERATION AND EVALUATION POLICY

Remuneration policies implemented in PT are as referred to under Chapters II.29. and II.30. Such policies are reported for discussion by the shareholders at all annual General Meetings of Shareholders.

Moreover, pursuant to the law, the General Meeting of Shareholders carries out an overall appraisal of the management (and supervision) of the Company each year.

I.17. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN SHARE ALLOTMENT PLANS FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS

There are no share allotment and/or stock option plans, or other share plan based on share price variation for members of the management and supervisory bodies and other officers (in the meaning of article 248B-3 of the Portuguese Securities Code).

I.18. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN A PENSION BENEFIT SYSTEM FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS

There are no PT sponsored retirement benefit plans applicable to the members of the Company’s management and supervisory bodies.

The pension benefit system applicable to some Company officers (in the meaning of article 248B-3 of the Portuguese Securities Code) is described on note 9 to the consolidated financial statements. It is reported for discussion by the shareholders at all annual General Meetings of Shareholders.

I.19. BYLAW PROVISION REGARDING THE SUBMISSION TO THE GENERAL MEETING OF SHAREHOLDERS, EVERY FIVE YEARS, OF THE RULE OF LIMITATION OF VOTES SUSCEPTIBLE OF HOLDING OR EXERCISE BY A SINGLE SHAREHOLDER

PT’s Bylaws include a limitation on the counting of votes, whereby any votes in excess of 10% of the total voting rights corresponding to the share capital cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, shall not be counted (article 13). The Bylaws do not provide, however, for such clauses to be subject, every five years, to General Shareholder Meeting resolution deciding on whether to keep the same on the Bylaws.

I.20. DEFENSIVE MEASURES CAUSING EROSION IN THE COMPANY’S ASSETS

The Company does not adopt any defensive measures the effect of which is to automatically cause serious erosion in the Company’s assets in the event of a change of control or change in the composition of the management body.

I.21. SIGNIFICANT AGREEMENTS INCLUDING CHANGE OF CONTROL CLAUSES

In the normal course of business, PT has entered into agreements that might be amended or terminated in the event of a change of control in the Company. Due to their relevance the following should be highlighted: Private Instrument for a Call Option on Shares Issued by Telemar Participações S.A., Pasa Participações S.A., EDSP75 Participações S.A. and other Oi Companies, entered into on 25 January 2011.

Under such agreement, the companies in the Oi Group shall be entitled to acquire from the PT Group, who will be under the obligation of selling, its shares as directly and indirectly held in the Oi Group, in the event of a change of PT control structure as defined under the agreement. Such call option shall remain in force for as long as PT is the holder of a direct or indirect share in Telemar Participações S.A.

Moreover, the Addendum to the Shareholders’ Agreement in respect of Telemar Participações S.A., also entered into on 25 January 2011 between PT and shareholders in Telemar Participações S.A., provides that the controlling shareholder, whether directly or indirectly, of any one of the parties (PT included) can only cease exercising control over such party upon prior submission by the latter of a proposal for disposal of the shares held by such party in Telemar Participações S.A. to the other parties to the agreement.

Additionally, we should mention the shareholders’ agreement entered into between PT and Samba Luxco S.a r.l. (“Helios”), dated 13 August 2007, regarding the company Africa PT, B.V. (currently “Africatel, B.V.”), incorporated within the context of the strategic partnership established between the above companies for the purpose of jointly creating and developing a telecommunications service provider operating in the entire Sub-Saharan Africa. Under such shareholders’ agreement, in the event of a change of control in Portugal Telecom, Helios shall have a put option to sell to PT its entire shareholding in Africatel, B.V.

PT describes the financial covenants that may affect the Company as regards change of control clauses under note 35.8 to the consolidated financial statements included in the Report and Consolidated Accounts for 2010.

There are no significant agreements entering into force in the event of change in control in PT.

I.22. AGREEMENTS WITH MEMBERS OF THE BOARD AND OFFICERS PROVIDING FOR COMPENSATION IN THE EVENT OF TERMINATION OF OFFICE FOLLOWING A CHANGE IN CONTROL

There are no agreements between PT and the members of the management body and officers providing for compensation in the event of resignation, removal without just cause or termination of employment relationship following a change in control in the Company.

CHAPTER II. MANAGEMENT AND SUPERVISORY BODIES

SECTION I. GENERAL

II.1. IDENTIFICATION AND COMPOSITION OF CORPORATE BODIES

Board of Directors

The members of the Board of Directors were elected on 27 March 2009 for the 2009-2011 three-year term of office. As of 31 December 2010, the composition of the Company’s Board of Directors was as follows:

Members (date of first appointment)	Board of Directors	Executive Committee	Audit Committee	Corporate Governance Committee	Evaluation Committee	Independence (4)	Nr. of shares
Henrique Granadeiro(2003)	Chairman				Chairman(1)	Yes	150
Zeinal Bava (2000)	Member	Chairman (CEO)			Member (2)		63,161
Luís Pacheco de Melo (2006)	Member	Member (CFO)					45
Carlos Alves Duarte (2009)	Member	Member					40
Manuel Rosa da Silva (2009)	Member	Member					90
Shakhaf Wine (2009)	Member	Member					—
João de Mello Franco (1998)	Member		Chairman	Member	Member (3)	Yes	13,308 (5)
José Xavier de Basto (2007)	Member		Member			Yes	—
Mário João de Matos Gomes (2009)	Member		Member			Yes	—
Francisco Bandeira (2008)	Member						483
Joaquim Goes (2000)	Member			Member	Member		2,437
Gerald S. McGowan (2003)	Member					Yes	—
Rafael Mora Funes (2007)	Member				Member		501 (6)
Maria Helena Nazaré (2009)	Member					Yes	—
Amílcar de Morais Pires (2006)	Member						2,146
Francisco Soares (2006)	Member			Member	Member	Yes	—
Jorge Tomé (2002)	Member			Member	Member		—
Paulo Varela (2009)	Member			Member			7,134
Milton Silva Vargas (2009)	Member					Yes	—
Nuno de Almeida e Vasconcellos (2006)	Member			Chairman			11,190

(1) Inherently in his office as Chairman of the Board of Directors.

(2) Inherently in his office as CEO.

(3) Inherently in his office as Audit Committee Chairman.

(4) According to the rules described in Chapter II.15. below.

(5) 322 of which are held by his spouse.

(6) 100% held by his spouse.

From the beginning of the current term of office (2009-2011), resignation from the office of member of PT Board of Directors was submitted by Executive Director Rui Pedro Soares (17 February 2010), Executive Director Fernando Soares Carneiro (22 February 2010), Non-Executive Director António Palma Ramalho (25 March 2010) and Non-Executive Directors José Maria Alvarez-Pallete Lopéz and Santiago Fernández Valbuena (27 September 2010).

The Board of Directors of PT is composed of a minimum of 15 and a maximum of 25 members, who are elected by a majority of the votes cast at the General Meeting of Shareholders. Pursuant to the Bylaws, for the election of one-third of the total number of directors, which must comprise the Chairman of the Board of Directors, such majority shall include the votes of the majority of the class A shares.

Additionally, and according to corporate law, a minimum of shareholders representing at least 10% of the share capital and voting against the winning proposal in the election of the Board of Directors may appoint a member of the management body. The directors are appointed for a three-year term of office, the election year being considered as a full calendar year. There are no restrictions on the re-election of directors.

On 3 October 2008, the Board of Directors approved its internal regulation, whereby non-executive members of this corporate body shall correspond to, at least, the majority of the directors in office. Amongst the 20 directors of the Company in office on 31 December 2010, 5 were executive directors and 15 were non-executive directors. This proportion largely exceeds the abovementioned one and, furthermore, is in full compliance with CMVM Recommendation no. II.1.2.1.

Executive Committee

The Board of Directors appoints the Chief Executive Officer (“CEO”) and all other members of the Executive Committee. These members are appointed upon proposal by the CEO.

Composition

Zeinal Bava	Chairman
Luís Pacheco de Melo	Member (CFO)
Carlos Alves Duarte	Member
Manuel Rosa da Silva	Member
Shakhaf Wine	Member

Audit Committee

In observance of the requirements of article 423B of the Portuguese Companies Code and PT’s Bylaws, the Audit Committee is exclusively composed of non-executive directors meeting the requirements of independence defined under article 414-5 of the same Code and having higher education as appropriate to carry out their duties, with at least one member having knowledge of audit and accounting matters.

The members of the Audit Committee are appointed by the General Meeting of Shareholders together with all other directors and, in accordance with the Company’s Bylaws, the lists proposed for the composition of the Board of Directors must specify the members to be appointed to the Audit Committee and its Chairman.

Composition

(date of first appointment)

João de Mello Franco (22/06/2007)	Chairman
José Xavier de Basto (22/06/2007)	Member
Mário João de Matos Gomes (27/03/2009)	Member

Chartered Accountant

The 2009-2011 three-year term of office of the Chartered Accountant commenced on 27 March 2009, its effective member being the firm P. Matos Silva, Garcia Jr., P. Caiado & Associados, Sociedade de Revisores Oficiais de Contas, Lda., represented by Pedro João Reis de Matos Silva, Chartered Accountant.

Pursuant to its duties and in line with CMVM Recommendations no. II.4.4 and II.4.5, PT’s Audit Committee assessed the independence of the Chartered Accountant, and appraises his work during the 2010 financial year as positive.

The remuneration of the abovementioned audit firm as paid and/or due by reference to the 2010 financial year was 280,500 euros, including services provided to the following Group companies: Portugal Telecom, PT Investimentos Internacionais, PT Ventures, PT Participações, Timor Telecom, PT Imobiliária, PT Compras, PT ACS and PT Pro.

II.2. IDENTIFICATION AND COMPOSITION OF SPECIALIZED COMMITTEES CREATED WITH POWERS IN MATTERS OF CORPORATE MANAGEMENT OR SUPERVISION

Evaluation Committee

In line with the best national and international practices in the matter of corporate governance, as well as with the recommendations issued by CMVM within this framework and with the Final Rules approved by the New York Stock Exchange on corporate governance following the Sarbanes-Oxley Act, PT’s Board of Directors resolved, on 15 October 2008, to delegate to an Evaluation Committee the powers required for the evaluation of the executive members of the management body and of the Board of Directors as a whole, as well as consulting functions regarding the selection of the members of the management bodies of the most relevant companies within the PT Group.

As provided for under the corresponding delegation of powers, the Evaluation Committee is composed of the Chairman of the Board of Directors, the Chief Executive Officer, the Chairman of the Audit Committee and four non-executive directors, including at least one independent director, and their term of office shall be the same as the term of office of the Board of Directors. The Chairman of the Board of Directors of the Company shall be the Chairman of the Evaluation Committee, unless he is also the Chief Executive Officer, in which case one of the non-executive members designated for such purpose by the Board of Directors shall be the Chairman of this Committee.

Composition

Henrique Granadeiro(1)	Chairman

Zeinal Bava(2)	Member
João de Mello Franco(3)	Member
Joaquim Goes	Member
Rafael Mora Funes	Member
Francisco Soares	Member
Jorge Tomé	Member

(1) Inherently in his office as Chairman of the Board of Directors.

(2) Inherently in his office as CEO.

(3) Inherently in his office as Chairman of the Audit Committee.

Corporate Governance Committee

In compliance with the applicable legal and regulatory requirements, and in order to adopt the existing recommendations and best international practices, as of 31 December 2010, in addition to the Executive Committee and the Evaluation Committee, the Board of Directors comprised a committee responsible for assessing and developing the corporate governance model: the Corporate Governance Committee.

The Corporate Governance Committee is composed of non-executive members of the Board of Directors having experience and knowledge as appropriate to reflect on the corporate governance model and permanently following up the adoption of the best corporate governance practices within the PT Group, in light of the specific features of the company. The Chairman of the Corporate Governance Committee is appointed by the Board of Directors.

Composition

Nuno de Almeida e Vasconcellos	Chairman
João de Mello Franco	Member
Joaquim Goes	Member
Francisco Soares	Member
Jorge Tomé	Member
Paulo Varela	Member

Structures Supporting the Executive Committee

Investor decisions pertaining to the allocation of capital to listed companies currently take into account not only economic evaluations, but also information transparency and the companies’ executive management safety, sustainability and reliability levels.

Therefore, the Executive Committee has appointed, within the scope of the powers delegated by the Board of Directors, three supporting structures in order to better perform its assignments.

The composition of the structures supporting the Executive Committee is as follows:

Disclosure Committee

Luís de Sousa Macedo	Chairman
Francisco Nunes	Member
Nuno Prego	Member
Carlos Cruz	Member

Nuno Vieira	Member
Guy Pacheco	Member
Bruno Saldanha	Member

Consultive Council

Luís Todo Bom	Chairman
José Almeida Mota	Member
Aníbal Santos	Member
João Confraria	Member
José Manuel Tribolet	Member
José Lamego	Member

Sustainability Committee

The composition of the Sustainability Committee is defined inherently in the offices exercised within the PT Group, as follows:

•       PT CEO;

•       Manager of Corporate Communication and Image;

•       Directors of PT Comunicações, TMN and PT Prime responsible for the sustainability function within their respective company;

•       PT team in charge of the operational coordination and implementation of sustainability programmes.

Should it be deemed appropriate, the Directors of other PT Group companies responsible for the sustainability function may further incorporate this Committee.

II.3. DISTRIBUTION OF POWERS AMONG THE VARIOUS CORPORATE BODIES, COMMITTEES AND/OR DEPARTMENTS OF THE COMPANY

A. MANAGEMENT BODY

Board of Directors

The Board of Directors is the corporate body responsible for managing the Company’s businesses and practicing all acts regarding the corporate scope that are not within the powers of other corporate bodies. It establishes the strategic orientation of the PT Group and monitors the day-to-day management of the Executive Committee.

In order to guarantee the existence of a structure as appropriate for PT’s management needs, the Board of Directors has delegated day-to-day management powers to the Executive Committee and granted specific powers to the Corporate Governance Committee in the follow up of the corporate governance system and to the Evaluation Committee in the matter of remunerations, evaluation of director performance, and within the scope of selection procedures, as described herein.

Notwithstanding the Audit Committee’s powers, the Board of Directors is also responsible for ensuring the Company has effective internal control, risk management and internal auditing systems implemented.

Other than any matters excluded by law, the Board of Directors is forbidden from passing resolutions on matters assigned by the Bylaws to the General Meeting of Shareholders. Shareholders, in their turn, may only resolve on management matters at the request of the management body.

However, the Board of Directors is authorized to increase the share capital, following an opinion in favour issued by the Audit Committee and a resolution approved by the General Meeting of Shareholders, as described in Chapter II.10 of this report.

Executive Committee

The Board of Directors has delegated the day-to-day management of the Company to the Executive Committee, and retained the duties of supervision and control. For such purpose, the Board of Directors assigned to the Executive Committee all necessary powers, although it may revoke at any time the powers delegated, other than those in respect of the matters listed hereinafter:

•                       Co-optation of directors;

•                       Request for the call of General Meetings of Shareholders;

•                       Annual reports and accounts to be submitted to the approval of the Annual General Meeting of Shareholders;

•                       Posting bonds and personal guarantees or guarantees in rem by the Company, the authority for which is reserved to the Board of Directors, without prejudice to the provisions of article 15(h) of the Bylaws;

•                     Change of the Company’s registered office;

•                       Projects for spin-off, merger and conversion of the Company, to be proposed to the General Meeting of Shareholders, as well as acquisitions, disposals, mergers, spin-offs and strategic partnership agreements involving companies of the PT Group, where, in such situations, these transactions do not constitute simple internal reorganisations of the PT Group within the framework of the general goals and fundamental principles approved by the General Meeting of Shareholders;

•                       Plans for share capital increases to be proposed to the General Meeting of Shareholders;

•                       Amendments to the Bylaws to be proposed to the General Meeting of Shareholders;

•                       Definition of the general goals and of the fundamental principles of the policies of the PT Group to be submitted for approval at the General Meeting of Shareholders, notably the definition of the sectors of investment and disinvestment, the policy for geographical expansion of its businesses and the strategic options pertaining, inter alia, to the technology to be adopted, network development and service rendering;

•                       Important extensions or reductions in the Company’s business and important modifications to the Company’s organization;

•                       Business plans, budgets and annual investment plans;

•                       Definition of the amount to be annually proposed to the General Meeting of Shareholders for issuance of bonds or other securities that may be subsequently resolved by the Executive Committee.

In this way, CMVM Recommendation no. II.2.2 is complied with, as no authority of the Board of Directors is delegated as regards: (i) the determination of the Company’s general strategy and policies, (ii) the definition of the PT Group’s corporate structure, and (iii) strategic decisions due to their amount, risk or special features, notably, regarding this latter, as a consequence of such matters being reserved to the powers of the Board of Directors pursuant to its internal Regulation.

Powers of the Chairman of the Board of Directors and of the Chief Executive Officer

Pursuant to the Bylaws, the Board of Directors’ internal operating rules and the delegation of powers to the Executive Committee, the Chairman of the Board of Directors and the Chief Executive Officer shall carry out the following duties:

Chairman of the Board of Directors

•                       To represent the Board of Directors, and to promote communication between the Company and its shareholders;

•                      To coordinate the activity of the Board of Directors, and to distribute matters among its members where advisable in light of management conveniences;

•                       To call and conduct the meetings of the Board of Directors;

•                       To watch over the correct implementation of the Board of Directors’ resolutions;

•                       To ensure that resolutions on matters within the powers of the Board of Directors (other than those delegated to the Executive Committee) are adopted by this corporate body.

Chief Executive Officer

•                      To coordinate the activity of the Executive Committee, and to distribute matters among its members where advisable in light of management conveniences;

•                       To call and conduct the meetings of the Executive Committee;

•                      To watch over the correct implementation of the Executive Committee’s resolutions.

Since the approval of the internal operating rules of the Board of Directors, on 3 October 2008, the Chairman of the Board of Directors shall carry out the following duties:

•                       To follow up and consult with the Executive Committee as to the performance of powers delegated to the latter;

•                       To contribute to an effective performance of the duties and powers of the non-executive directors and of the specific committees of the Board of Directors, as well as to ensure the necessary mechanisms for such directors and committees to timely receive information as required for them to take decisions in an independent and knowledgeable manner;

•                       To be the Chairman of the Evaluation Committee.

The said internal operating rules of the Board of Directors also provide that, in the event the Chairman of the Board of Directors is simultaneously the Chief Executive Officer, the powers and duties referred to on the foregoing subparagraphs shall be performed by a non-executive member of the Board of Directors.

The same operating rules further provide for the possibility of holding ad hoc meetings among non-executive directors, and require that non-executive directors meet at least once a year with the

Chairman of PT’s Evaluation Committee, an office that inherently pertains to the Chairman of the Board of Directors.

Division of functions within the Executive Committee

Within the framework of the corporate decision-making procedure concerning the PT Group’s business lines and Corporate Governance, the members of the Executive Committee are responsible for the following areas as of 31 December 2010:

Executive Committee	Corporate Assignments	Executive Assignments
Zeinal Bava	• Strategy	• PT Portugal
CEO	• Investor Relations	• PT Investimentos Internacionais
	• Communication & Corporate Image	• PT Inovação
	• Internal Audit	• Fundação PT
• Regulation & Competition
• Institutional & International Relations
• Sustainability

Luís Pacheco de Melo	• Human Resources	• PT Centro Corporativo
CFO	• Management Planning & Control	• PT Compras
	• Financial Reporting	• PT Imobiliária
	• Corporate Finance	• PT ACS
	• Financial Operations & Treasury	• Previsão
• Taxation
• Internal Control & Risk Management
• Service Hiring Strategy
• Real Estate
• Pension Funds

Carlos Alves Duarte	• Prime Segment	• PT SI
• Information Systems

Manuel Rosa da Silva	• Physical Security of Buildings,
• Networks & Systems
• Quality & Customer Satisfaction
• Field Force
• Standing Transversal Improvement
• Home Networking

Shakhaf Wine	• Holdings in Brazil	• PT Brasil
• PT Inovação Brasil

It is the opinion of the Corporate Governance Committee, on its Report on the governance practices and performance of the management body, that the Executive Committee and its CEO have acted, all along 2010, within the framework of their respective power delegation and have effectively reported their activity to the Board of Directors as provided for under Board of Directors OS no. 001/09CA of 27 March 2009 on the delegation of powers to and operation of the Executive Committee.

Disclosure obligations of the Executive Committee

Under the terms defined in the relevant delegation of powers, at each meeting of the Board of Directors or whenever necessary, the Executive Committee timely and appropriately provides information to the remaining directors about the most relevant facts concerning the execution of the delegated powers, notably about the implementation of the strategic policies and options which general goals have been defined by the Board of Directors, as well as on the implementation of the business plans, budgets and annual investment plans approved by this management body.

The Executive Committee also provides any additional information on the status of the management as the Board of Directors deems fit to request. It shall diligently execute the actions required by any indications received from the Board of Directors as a result of any information provided.

Finally, when so requested, the Executive Committee provides the information as required by the other corporate bodies in a timely and appropriate manner, thus acting in full compliance with CMVM Recommendation no. II.3.1.

B. SUPERVISORY BODIES

Audit Committee

As a supervisory body, the Audit Committee has, in addition to all other powers established in the law or the Bylaws, the following specific powers:

•                       To approve and disclose the annual report of the supervisory activity, expressly mentioning any constraints faced;

•                       To approve an annual action plan contemplating, inter alia, the measures required for compliance with its powers and duties in the following year;

•                       To inform and discuss with the Board of Directors and the Executive Committee, as the case may be, any situations identified in the exercise of their powers and duties;

•                       To discuss and issue its prior opinion to the Executive Committee and External Auditors on any reports, documentation or information to be disclosed to the competent authorities;

•                       To adopt procedures to ensure compliance by PT with the legal and regulatory provisions applicable to the Company;

•                       To check the accuracy of financial statements and generally supervise the quality and integrity of the financial information contained in the Company’s financial statements;

•                       To control the preparation and disclosure of financial information, and to give its prior opinion, within the framework of its powers and duties as established by law and the Bylaws, and whenever it so deems necessary or fit, on any reports, documentation or information to be disclosed or submitted by the Company to the competent authorities;

•                       To analyse and issue its opinion on relevant matters connected to accounting and auditing aspects and impact on financial statements of changes to the accounting rules applicable to the Company and to its accounting policies;

•                       To control the auditing to the Company’s financial statements performed by the Chartered Accountant and the auditors, as well as to supervise and assess internal procedures on accounting and auditing matters;

•                       To propose the appointment of the Chartered Accountant to the General Meeting of Shareholders;

•                       To control the independence of the Chartered Accountant, notably as regards the rendering of additional services;

•                       Direct and exclusive responsibility as to the appointment, hiring, confirmation or termination of duties and determination of remuneration of the Company’s external auditors, as well as to the control over their qualifications and independence, and approval of audit and/or other services to be rendered by such external auditors or by persons associated to the same; the external auditors of the Company must report and be subject to the direct and exclusive supervision of the Audit Committee, which, each year, shall obtain from and review with the external auditors an External Audit Report;

•                       To settle any differences between the Executive Committee and the external auditors in respect of the financial information to be included in the financial statements to be reported to the competent authorities, as well as in respect of the procedure of preparation of the audit reports to be issued by the said external auditors;

•                       To control the quality, integrity and efficiency of the PT Group’s internal control and risk management systems, as well as of its internal audit systems, including an annual review of the adequacy and efficiency of the same;

•                       To receive reports of irregularities, claims and/or complaints submitted by shareholders, Company employees or others, and to implement procedures aimed at receiving, recording and processing the same when related to accounting and auditing aspects or to internal control procedures on such matters;

•                       To issue its prior opinion in favour of proposals for relevant transactions of the Company or its subsidiaries with related parties as described in Chapter III.13. hereof.

Additionally, and by virtue of the amendments to the Portuguese Companies Code made by Decree-Law no. 185/2009 of 12 August 2009, it is further the duty of the Audit Committee to verify whether the Company’s governance report disclosed each year includes all legally required data, as well as to express its agreement or disagreement as to the annual management report and accounts for the financial year.

Chartered Accountant

Under articles 420-1(c), (d), (e) & f) and 446-3 of the Portuguese Companies Code, it is the duty of the Chartered Accountant to control the regularity of the books, accounting records and documents supporting the same, as the Chartered Accountant deems fit and appropriate, the extension of cash and inventory of any kind of assets or values owned or received as collateral, deposit or otherwise by the Company, and furthermore the accuracy of the financial statements, as well as that the accounting policies and criteria adopted by the Company lead to a correct assessment of its assets and results.

Following entry into force of Decree-Law no. 185/2009 of 12 August 2009, similarly to the Audit Committee, it also became the duty of the Chartered Accountant to verify whether the Company’s governance report disclosed each year includes all legally required data, and the Chartered Accountant’s opinion must equally cover all information in the governance report regarding, inter alia, qualified shareholdings in the Company capital, identity of shareholders of special rights and description of such rights, any restrictions in respect voting rights and the main constituents of the internal control and risk management systems implemented in the Company.

C. COMMITTEES AND SUPPORTING STRUCTURES

Evaluation Committee

The Evaluation Committee has the duties, powers and responsibilities as required to assist the Board of Directors in the following areas:

•                       Evaluation of the overall performance of the Board of Directors;

•                       Evaluation of the performance of the members of the Executive Committee, based on criteria as approved by the Compensation Committee appointed by PT’s General Meeting of Shareholders.

Additionally, the Evaluation Committee has the duties and powers required to perform consulting functions in respect of criteria for selection of the members of the management bodies of PT and its most relevant subsidiaries, as well as of the members of specific committees created within the Board of Directors of the Company.

In particular, the Evaluation Committee is entrusted with:

•                       Submitting to the Board of Directors and Compensation Committee, as applicable, a communication on the level of compliance by the Company with the legal and regulatory provisions, recommendations and guidelines issued by the competent authorities in the specific areas of evaluation, remuneration and selection, and studying and recommending the adoption of measures that prove to be required or appropriate in order to ensure compliance with such rules;

•                       Assisting the Board of Directors within the framework of the annual evaluation of the performance of such body, submitting for such purpose a written annual performance evaluation report, and evaluating the performance of the members of the Executive Committee each year, in accordance with the objective criteria approved by the Compensation Committee for purposes and within the framework of the procedure of determining the variable component of the remuneration of executive directors, after the Chief Executive Officer has been heard;

•                       In view of the determination of the relevant remuneration criteria by the Compensation Committee, defining, for each term of office and each year, the goals of the Executive Committee, taking into account the plans approved by the Board of Directors;

•                       Proposing and discussing with the Compensation Committee the remuneration policy for members of the management and supervisory bodies of the Company, and issuing an opinion on the annual remuneration policy declaration to be submitted by the Compensation Committee to the annual General Meeting of Shareholders;

•                       Discussing the standard draft management contracts and the contracts with other members of the corporate bodies, and negotiating their respective individual conditions;

•                       Preparing and periodically revising the selection criteria and qualification, knowledge and professional experience summary deemed as the appropriate profile for the performance of functions as a member of the management body of PT’s most relevant subsidiaries;

•                       Assisting the Board of Directors in the performance of its duties and powers in respect of co-optation of the Company’s directors, selection of directors (even if upon the initiative of shareholders having the capacity to submit lists to voting) and appointment and substitution of directors that compose specialized committees of the Company’s Board of Directors, as well as the directors composing the Executive Committee, in this latter case upon proposal of the Chief Executive Officer;

•                       Advising the Executive Committee in the matter of selection and relevant criteria for determination of the remuneration of the members of management bodies of PT’s most relevant subsidiaries.

During the 2010 financial year, within the powers delegated by the Board of Directors and as a technical support structure to the Compensation Committee, the Evaluation Committee developed the following main activities:

•                       Approval of a recommendation to the Compensation Committee on the declaration on remuneration policy for the management and supervisory bodies, for purposes of submission to the Annual General Meeting of Shareholders in connection with the 2009 financial year;

•                       Preparation of a communication to be addressed to the Board of Directors and Compensation Committee on the level of compliance by the Company of the rules, recommendations and guidelines applicable in specific evaluation, remuneration and selection areas;

•                       Follow-up of the performance evaluation of the Board of Directors following the report prepared by the Corporate Governance Committee;

•                       Preparation of the self-evaluation report, including the evaluation of the operation regulation of the Evaluation Committee;

•                       Evaluation of the performance of the members of PT’s Executive Committee, according to the objective criteria approved by the Compensation Committee in 2009;

•                       Appraisal of the remuneration criteria and indicators for the members of the management body of the Company as approved by the Compensation Committee for the 2009-2011 term of office, taking into account the recent regulatory modifications in this field, notably CMVM Corporate Governance Code approved in January 2010;

•                       Approval of a recommendation to the Compensation Committee on the remuneration policy for the members of the management bodies for the 2009-2011 term of office, and discussions with such Committee on that same subject, in order to, inter alia, define the remuneration criteria applicable to the allocation and payment of the variable remuneration.

Corporate Governance Committee

The Board of Directors has delegated to the Corporate Governance Committee the duties, powers and responsibilities as required to assist the Board in the performance of its corporate business supervision function in the following areas:

•                       Adoption, review and permanent evaluation of the corporate governance model, of internal rules and procedures on the Company’s structure and governance, as well as of the Group’s conduct principles and practices in compliance with the Bylaws and the legal and regulatory provisions, and furthermore of national and international recommendations, standards and best practices on this matter — the Corporate Governance Committee sends to the Board of Directors, until the date of approval of the annual report and accounts to be submitted to the Annual General Meeting of Shareholders, a written communication on the level of compliance with such rules by the Company;

•                       Evaluation of the performance of the Board of Directors.

In particular, the Corporate Governance Committee has the following assignments:

•                       To propose to the Board of Directors, to review and to re-evaluate the Company’s corporate governance model, including the organization structure, operation, responsibilities and internal rules of the Board of Directors;

•                       To study, review and re-evaluate the Group’s corporate governance principles and practices, notably concerning Group relations, and particularly Company relations with the market, the shareholders and other stakeholders, qualifications, independence and responsibility of directors, as well as conflict of interest prevention and information discipline;

•                       To assist the Board of Directors in evaluating its performance in order to contribute to efficiency and transparency in this procedure;

•                       To study, review and re-evaluate the values, principles and practices that must govern the conduct of the Group’s employees, including the study, review, interpretation and supervision of application of the codes of ethics or conduct approved or to be approved by the Company.

During the 2010 financial year, the Corporate Governance Committee carried out the following main activities:

•                       Appraisal of Portugal Telecom’s governance model, through a weighed analysis of governance practices followed, with a view to its sedimentation and continued improvement, as well as assessment of the impact of CMVM Corporate Governance Code.

•                       Benchmarking analysis on good corporate governance practices in other international reference venues;

•                       Submission to the Board of Directors of a proposal to amend the Evaluation Committee Regulation, in order to extend the voting impediment applicable to the CEO in the matter of selection of non-executive Directors, thus harbouring CMVM Recommendations nos. II.5.1. and II.1.3.2, which propose that executive directors not interfere with such procedure;

•                       Submission to the Board of Directors of a proposal as to the function rotation policy in this corporate body, in order to accommodate CMVM Recommendation no. II.2.5., which provides that companies shall detail “their function rotation policy in the Board of Directors, notably as regards the person responsible for the financial function”;

•                       Submission to the Board of Directors of a proposal on the list of related party transactions subject to approval by this body and prior opinion by the Audit Committee aimed at permitting the adoption by the Company of CMVM Recommendation no. IV.1.2.;

•                       Submission to the Board of Directors of a proposal on the required by-law amendments in light of the provisions of Decree-Law no. 49/2010 of 19 May 2010, which implemented the so-called “Shareholder Rights Directive”.

Structures Supporting the Executive Committee

The assignments of the structures supporting the Executive Committee are as follows:

Disclosure Committee

It is incumbent on the Disclosure Committee to define, document and disclose procedures as appropriate for the proper collection, processing and reporting of information, as well as to review all information disclosed by PT, notably: press release, reports and accounts (annual, interim and quarterly), 20-F Forms, notices to CMVM and SEC and questionnaires sent to the media.

For such purpose, the Disclosure Committee shall approve and implement procedures and controls as required to ensure that information disclosure by PT to shareholders and investors:

•                    Complies with applicable laws and regulations;

•                    Is accurate, complete and made in due time; and

•                    Reliably represents the Group’s financial position and the results of its operations in all material respects relevant to an adequate knowledge of its financial condition and performance.

Consultive Council

The mission of the Consultive Council is to consider, together with the Executive Committee, major strategic issues faced by the PT Group, contributing to a corporate management of excellence.

The activity of the Consultive Council consists of assessing, together with the Executive Committee, areas with special relevance for PT or issues which level of importance so advise, notably regulation, competition, international investments, mergers, acquisitions and disposals, technological strategies and their implication in the Group’s business structure.

It is incumbent on the members of the Consultive Council, as to activities and shareholdings held or to be acquired by the PT Group to:

•                    Provide the Chief Executive Officer and the Executive Committee with information, assessments and opinions on matters of a regulatory, technological, economic and corporate nature;

•                    Analyse relevant aspects of economic trends, concerning both present and future prospects, notably in what regards factors capable of influencing or enhancing the PT Group business;

•                    Assist the Chief Executive Officer and the Executive Committee in developing corporate strategies and the best management practices;

•                    Issue opinions and recommendations on any matters eventually submitted to it by the Chief Executive Officer or by the Executive Committee.

Sustainability Committee

It is the Sustainability Committee’s responsibility to ensure that corporate sustainability is a part of and consistent with the Group’s strategy and transversal to all its companies.

The Committee has the following main global goals:

•                    Reinforcing the Group’s performance as a sustainable company, and make the Group recognized both internally and externally;

•                    Ensuring the conditions required in order to include PT in the international sustainability rates, aiming at gaining a leading position;

•                    Promoting an upgrade in the sustainable performance of the subsidiaries, stimulating the inclusion of this issue in the agenda of the Executive Committees of the same, at least twice each year.

The Sustainability Committee has the following duties:

•                    To approve and develop a transversal corporate sustainability strategy that is integrated and consistent with the Group’s strategy;

•                    To ensure the creation within the PT Group of conditions as required for its sustainable growth, in a three-dimensional perspective, in economic, environmental and social terms, in accordance with international criteria;

•                    To recommend to the PT Group companies the appoint of a director responsible for the sustainability function to guarantee the operational implementation of the sustainability strategy;

•                    To guarantee internal and external communication by reinforcing the performance of PT as a sustainable company and making it recognized as such.

In September 2010, PT was incorporated in the Dow Jones Sustainability World Index in the telecommunications sector. The Dow Jones Sustainability Index is one of the most accredited indices worldwide, which analyses the performance in terms of sustainability of companies listed on the New York Stock Exchange and is considered a reference by analysts and investors. Currently, Portugal Telecom is the sole Portuguese company with a presence in the most important world sustainability indices, i.e. Dow Jones Sustainability Index and FTSE4Good, of which PT is part since 2005.

II.4. ANNUAL REPORT ON THE ACTIVITY CARRIED OUT BY THE AUDIT COMMITTEE

The annual report on the activities of the Audit Committee during the 2010 financial year is available to shareholders on the Company’s website, together with the financial statements, in compliance with CMVM Recommendations n.os II.4.2 and II.4.3.

II.5. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS

A. RISK MANAGEMENT

PT has defined, as a priority commitment, the implementation of a process to evaluate and manage the risks that might affect its operations and the execution of the plan and strategic goals defined by the Board of Directors. Such mechanisms are based on an integrated transversal risk management model, which seeks to ensure, inter alia, implementation of good Corporate Governance practices and transparency in communication to the market and shareholders.

As a structured and systematized approach, risk management is integrated in the Company’s strategic planning and operational management procedures, and relies on the commitment of all employees to adopt risk management as an integral part of their duties, notably by identifying, reporting and implementing risk mitigation measures and behaviours.

Risk Management is sponsored by the Executive Committee in articulation with the management teams for the various businesses, at national and international level, in such a way as to identify, assess and manage uncertainties and threats that might affect the pursuance of the plan and strategic goals.

The Internal Audit and Risk Management functions, with hierarchical reporting to the CEO and CFO and functional reporting to the Audit Committee, support the Company’s Executive Committee in implementing the risk management system and permanently assessing risk management procedures in place, in order to ensure the following goals:

•             Implementation a corporate risk management model in line with the PT Group’s strategic goals;

•             Identification and analysing the main risks to which PT and its subsidiaries are exposed within the framework of the conduct and pursuance of their business;

•             Identification and assessment of the main risk factors and events that might significantly affect operation in the normal course of PT and its subsidiaries in terms of:

•             Impact;

•             Probability of occurrence;

•             Associated control level and response capacity in a crisis;

•             Speed at which the risk or event may materialize;

•             Identification of improvements in control and follow-up of mitigation plans associated to critical risk factors;

•    Improve the quality of information supporting the decision-making procedure;

•             Communication of the results of the risk management process and warnings as to the occurrence or identification of new critical risks.

It should also be mentioned that the whole process is monitored by the Audit Committee, an independent supervisory body composed by non-executive board members. During the exercise and enforcement of its duties, regarding the oversight of the quality, integrity and efficacy of the Company’s risk management system, the Audit Committee is responsible for the following:

•             Supervise the adoption of principles and policies for identification and management of the main risks of a financial or operational nature or other relevant risks in connection with the PT Group’s business, as well as of measures intended to monitor, control and disclose such risks;

•             Evaluate, each year, all internal procedures on the matters of risk detection and Company asset safeguard;

•             Monitor the analysis, revision and implementation of measures and plans in order to follow up, improve and/or correct the internal control system and the measures and plans proposed within the framework of the Company’s risk management systems.

B. RISK MANAGEMENT PROCEDURE

The Risk Management procedure implemented in PT is based on an internationally acknowledged methodology — COSO II, developed by the Committee of Sponsorship Organizations of the Treadway Commission. This approach is based on the identification and analysis of key value drivers and uncertainty factors that might affect value generation and compliance with the plan and strategic goals.

Considering PT’s need for clear assessment and management mechanisms for the risks affecting its businesses, the following components were defined in the implementation of the risk management procedure:

•             Risk Dictionary to ensure the description, in a clear objective manner, of a common risk language to be used both internally and in the various disclosures made to the market on this matter;

•             Risk Management Methodology, which formalizes the relevant risk identification, analysis, mitigation and report processes and procedures;

•             Centralized Risk Record of all information associated to each relevant risk, which simplifies the analysis of the correlation between the various risk factors recorded, as well as the ranking the priority of each risk response and the identification of synergies between the various risk mitigation actions.

It should be stressed that the instituted model also address the corporate sustainability goals classified as strategic by PT, and it is subject to analysis and benchmarking to the industry best practices by the Dow Jones Sustainability Index.

Risk Dictionary

The Risk Dictionary defines the risk factors that might generally affect PT and its subsidiaries, and in this way it contributes to a risk language that is common and transversal to the whole organization. Such dictionary is not intended to be deterministic, since new risks may be identified and it is updated in a systematic manner and where justifiable.

This component of the risk management procedure is structured in three wide major categories according to their nature:

•             Environment risks: These correspond to risks that depend on external factors that might affect its performance, strategy, operations and organization. Due to their nature, the origin of environment risks implies that their associated impact must be appropriately anticipated and the materialization of their associated risk factors and mitigation strategy in the event of a crisis must be timely identified.

•             Risks related to business processes inside the PT Group. Process risks result from and are inherent to business activities and internal processes, and Management may ensure their control at their origin, in a preventive manner.

•             Decision-taking information risks is related to information available and produced by the company that is the basis for management’s decision making process. These risks are divided in operational, financial and strategic decision making. The risks regarding information for decision making are related with the way the organization produces and manages the information needed to manage their business report to its shareholders, investors and other stakeholders.

The table below shows the risks currently identified at the level of the Risk Management Model of the PT Group on which all the risk management procedure is developed.

Environment Risks		• Competition • Customer needs / Economic environment • Technological innovations • Sensitivity • Shareholder expectation management	• Capital availability • Politics / Sovereignty • Legal and fiscal • Regulation • Business sector • Financial markets • Catastrophic loss

Process Risks	General	• Governance	• Reputation & image
	Operations	• Customer satisfaction	• Supply
		• Human Resources	• Sales channel & customer support
		• Talent management & retention	• Partnerships
		• Development of Products & services	• Compliance
		• Inefficiency	• Business interruption
		• Revenue assurance / Billing	• Service failure / product deficiency
		• Licence / concession management	• Environmental & public health
		• Capacity	• Hygiene & safety
• Brand erosion
	Empowerment	• Leadership	• Performance incentives
		• Authority / limits	• Change management
		• Outsourcing	• Communication
	Information technologies	• Relevancy • Integrity	• Availability • Infrastructure
• Access
	Financial	• Interest rates	• Cash-flow
		• Exchange	• Cost of opportunity
		• Equity	• Concentration
		• Materials & raw materials prices	• Default
		• Financial instruments	• Liquidity
• Covenants
	Integrity	• Fraud	• Non-authorized use / access
• Illegal Acts

Decision-taking information risks	Strategic	• Environment analysis • Business portfolio • Investment evaluation	• Resources Allocation • Planning • Life cycle
• Organization structure
	Operational	• Price determination	• Contractual commitments
		• Planning & budgeting	• Performance evaluation
• Alignment with strategy
	Financial	• Accounting information	• Information for regulators/supervisors
• Financial reporting
• Fiscal

Risk Management Methodology

The risk management methodology formalizes procedures and responsibilities that are properly aligned with the strategy and exposure level/risk tolerance determined for the PT Group. This tool identifies:

•             Responsible for the evaluation and approval of risks and risk factors that affect the business;

•             The persons responsible for the management of identified risks and the manner in which such risk should be analyzed and mitigated;

•             Monitoring procedures for mitigation actions for each risk, according to the risk management strategy adopted by the Executive Committee and supervised by the Audit Committee;

•             Disclosure and reporting procedures for information issued from the risk management procedure.

Operational implementation of the risk management methodology is repeating cyclical process that may be summarized on the following table:

Risk Management Methodology

Executive Committee	• Identifies main risks affecting PT Group • Defines Risk Managers • Decides action on & prioritization of mitigation actions

Audit Committee	• Evaluates risk management model • Proposes improvements & changes to model • Reviews the main risks

Risk Management Function	• Supports the definition & implementation of a risk management model in line with best practices
• Monitoring risk management model & ensuring that the information from different PT Group companies is correctly integrated
• Defining, in articulation with Executive Committee & Audit Committee, materially relevant risks
• Follow up action plans required to guarantee correct treatment of identified risks

Business Management Risk Managers	• Materially relevant risk management
• Implement actions required to ensure appropriate control
• Evaluate & quantify residual risk to which the company is exposed
• Identify critical areas of risk exposure and propose mitigation actions
• Re-feed Risk Management Model, and warn about exposure situations or control environment degradation

Internal Audit Function	• Evaluates the effectiveness of control mechanisms at reliability & integrity level of financial & operational, efficiency of operations & compliance with laws & regulations.

During the 2010 financial year, a re-evaluation was carried out on the risk areas that might affect, in a more significant manner, PT Group’s capacity to achieve its strategic goals, notably: (i) Customer growth; (ii) Increase in revenue originated in international markets; (iii) Leadership in all market segments and geographies; (iv) Higher performance at shareholder return, operational and financial level; (v) Reference at corporate sustainability level in countries where the PT Group operates.

Following this re-evaluation, relevant risks were ranked for analysis and detailed assessment, which involved 30 departments/operational areas charged with the management of such risks, in order to identify events and factors that might affect the PT Group’s operations and activities, as well as the control procedures and mechanisms associated thereto.

The impact and probability of occurrence was measured for all of the 224 identified risk factors, and, according to the level of exposure or residual risk, a risk response strategy was defined, notably: (i) to reduce the risk through implementation of controls reducing the probability of risk occurrence or its impact in case the risk materializes; (ii) to accept the risk in situations where the residual risk is deemed acceptable and the cost of implementation of additional controls exceeds the expected benefits; (iii) to share the risk, by reducing the exposure of the PT Group through the total or partial transfer to other entities, resorting to insurance, derivatives or joint-ventures; or (iv) to avoid the risk, by abandoning the business or procedures generating such risk (e.g.: abandoning a geographical area or a business). It should be stressed that an analysis was made to the implementation of mitigation measures provided for 2010, and it was observed that all situations classified as a priority in terms of risk mitigation were timely implemented.

Centralized Risk Record

Implementation of a centralized compilation of all information associated to each risk that is relevant to the PT Group is a critical factor for an appropriate analysis and ranking of response actions to relevant risks. Risk recording as currently implemented associates to each risk:

•             Risk factors that, in case they materialize, might relevantly affect the PT Group;

•             Potentially affected strategic goals;

•             Existing control structures, procedures and indicators to monitor and mitigate risk factors;

•             Qualitative evaluation of control and residual risk associated to each risk factor;

•             Quantitative evaluation of impact, probability of occurrence and speed at which the risk factor might materialize;

•             Improvement and mitigation plans or critical risks response actions.

In order to further improve the risk management process, the PT Group plans to implement a new online Risk portal, a tool that will enable to increase the scope of the assessment and streamline the process of identifying, assessing and evaluating risk.

C. INTERNAL CONTROL SYSTEM

The Internal Control System implemented at PT was based on an acknowledged international model COSO (Committee of Sponsoring Organizations of the Treadway Commission), making use of the layers established according to such model, notably: (i) Entity Level Controls; (ii) IT Level Controls; and (iii) Process Level Controls. In addition, taking into consideration the SEC requirements, goals were identified as required to ensure that any processes, systems and business units having an impact on the steps conducive to the financial reporting have appropriate and operational controls.

The responsibility of the Internal Control Unit, which reports hierarchically to the CFO and functionally to the Audit Committee, consists in promoting a vision of an internal control system that is structured, sustainable and pointing towards the management of risks as identified by the organization, not exclusively focused on compliance with applicable rules.

The identification of business units and processes on which existing controls are designed, implemented and improved is based on the identification of financial risks made by the main managers of the Group, the results of the risk management process, the materiality of the processes at a financial reporting level, and finally any legal requirements.

Internal Control manuals are designed and controls are implemented for the most representative business units within the PT Group, and as to smaller size units and within the framework of improvement of Internal Control and Risk Management environment beyond mandatory rules PT has defined a set of minimum internal control requirements, particularly applicable to international transactions, which served as additional guidelines for the Group to define corporate policies.

The PT Group has implemented controls for each business cycle and classes of transaction thereof, all of which is described on the internal control manuals.

The identification and design of the controls that are relevant to financial reporting, whether preventive or detective or corrective, are documented on proper manuals according to the layers established by COSO. Manuals are revised where changes in the processes occur or periodically, in order to attest their adhesion to the reality of the Company’s operations.

Process description as set out on Internal Control Manuals is composed, inter alia, of a detailed description of procedures carried out, identification of those responsible for their execution, identification of control objectives for each activity, periodicity of control execution and identification of outputs or control evidences. In this way, other than ensuring general awareness of existing controls, it is possible to guarantee audits as to control effectiveness.

At control typology level, and as mentioned above, the following controls were identified:

•             59 Entity Level controls, the purpose of which is to ensure a general supervision and guarantee that internal control environment exists, and which are carried out essentially by the Board of Directors, Executive Committee, Audit Committee and high management;

•             1,123 Process Level controls executed according to the business cycles and classes of transaction identified on the table above. Processes are designed end-to-end, taking into account the intervention of the various group companies where the same are executed;

•             1,244 IT General controls, the manual reference of which is the CobiT (Control Objectives for Information and Related Technology) Governance framework, also based on COSO, and which include controls for applications that are identified as critical.

Currently, the PT Group has already identified around 238 processes and 2,426 critical controls for financial reporting. As to information systems, the PT Group has identified 19 critical systems, among which the billing systems, the SAP and the consolidation system.

The Internal Control Unit follows up, on a quarterly basis, the deficiencies reported and situations detected within the framework of SOX audits, either by the internal auditor or by the external auditor, to the various processes, and ensures the definition of action plans for mitigation and resolution of risks detected.

Additionally, the Company keeps a Fraud Manual, the purpose of which consists in documenting usual frauds in the business sector where PT is inserted, in order to permit a better management of this specific risk. Such manual, other than describing fraud procedures, contains an identification of controls and persons responsible for their implementation at PT Group level, and it is revised each year on the basis of the job carried out by the Internal Auditing in the pursuance of its activity, as well as on the basis of whistleblowing, if any, and benchmarking with other companies of the same sector.

D. INTERNAL CONTROL SYSTEM EVALUATION

The Internal Audit Department is responsible, at corporate structure level, for the evaluation of the PT Group’s internal control system and for the risk management procedures.

The internal audit plan is annually submitted and approved by the Audit Committee and Executive Committee of Portugal Telecom, wherein are defined the audits to be performed and scope of internal control reviews. The objective of the audit assignments is to assess and evaluate the internal control mechanisms in place to ensure the reliability and integrity of the financial reporting, operational efficiency and compliance with laws and regulations.

The results of the Risk Management process are integrated in the Audit plan, in order to ensure that audits carried out address the main areas and risk factors that might materially affect the Company’s ability to comply with its strategic plan.

Within this context, operational, compliance, financial and information system audits are carried out, all along the year, in the main business and operations units of the company worldwide, in order to ensure the following goals:

•             Operational Audits — assessment of operational risk management procedures and of mechanisms that guarantee operational efficiency and that have a relevant impact on the pursuance of the Company’s strategy and on key value drives, in the different geographies where the Company operates;

•             Compliance Audits — ensures that the company’s activities comply with relevant laws and regulations; Financial Audits — ensuring the effectiveness of control mechanisms associated with  the collection, processing and disclosure of financial and accounting information. Within this framework, audits are carried out to ensure compliance with the Sarbanes Oxley Act, which requires the assessment of control procedures associated to the preparation of the Financial Statements. This evaluation is subject to certification by the External Auditor.

•             Information Systems Audits — verification of the effectiveness of the controls addressing the risks associated to Information Systems, that ensure the security, integrity and availability of information that is critical for the business and recovering the systems in the event of interruption of operations.

Internal control reviews are based on the COSO Framework (Committee of Sponsorship Organizations of the Treadway Commission), COBIT Framework (Control Objectives for Information and Related Technology), requirements of SEC (Securities and Exchange Commission) and PCAOB, since Portugal Telecom is listed in NYSE and must comply with Section 404 of the Sarbanes Oxley Act.

Internal Audit activities are performed in accordance with Internal Audit Professional Standards issued by the Institute of Internal Auditors (IIA). In 2006, Internal Audit at Portugal Telecom was submitted to an external quality assessment and through which achieved its certification. For 2011, Internal Audit is going to undergo to a new external assessment in order to renew its certification.

The audit plan execution and progress as well the audit results are quarterly reported to the Audit Committee and Executive Committee of Portugal Telecom for follow up on the company’s internal control framework and its risk management process.

II.6. RESPONSIBILITY OF THE MANAGEMENT AND SUPERVISORY BODIES IN THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS

Regarding this matter, please see Chapter II.5.

II.7. OPERATING RULES OF CORPORATE BODIES

Internal regulation and operation of the Board of Directors

On 3 October 2008, the Board of Directors adopted its internal operation regulation. The full text of this regulation may be consulted on the Company’s website, link: http://ir.telecom.pt/NR/rdonlyres/3A5CB127-53A8-4A8F-B96A-765D72A75BD5/1449457/RegulamentoCA_4abr10p1.pdf.

Under the terms of article 24 of the Bylaws and the Board’s internal regulation, the Board of Directors shall meet every month and will meet extraordinarily whenever called upon by its Chairman, by two directors or by the Audit Committee.

The Board of Directors may not work without the presence of the majority of its members in office. The Chairman of the Board of Directors may, when clearly urgent, waive the presence of such majority if the same is ensured through voting by correspondence or through a power of attorney, although a director may not represent more than one other director.

The resolutions of the Board of Directors are passed by a majority of votes cast, and the Chairman has a casting vote.

Operation of the Executive Committee

Pursuant to the Bylaws and to its power delegation, the Executive Committee schedules the dates and periodicity of its own ordinary meetings, and shall meet extraordinarily whenever called upon by its Chief Executive Officer, by two of its members or by the Audit Committee.

The Executive Committee may not work without the presence of the majority of its members in office. The Chief Executive Officer may, when clearly urgent, waive the presence of such majority if the same is ensured through voting by correspondence or through a power of attorney, although a member of the Executive Committee may not represent more than one other member of the same, and also by conference call and videoconference.

The resolutions of the Executive Committee are passed by a majority of votes cast, and the Chief Executive Officer has a casting vote.

Shareholders may request information on the operation of the Executive Committee from the Company’s management pursuant to the law.

Internal regulation and operation of the Audit Committee

The Audit Committee has adopted its internal regulation, which may be consulted on the following electronic address: http://ir.telecom.pt/NR/rdonlyres/67EC0B7D-5B4B-49DA-B5E0-87B32C5D3B22/1411230/Regulamento_Comisso_de_Auditoria_PT.pdf.

According to such Regulation, the Audit Committee meets at least once every two months, on the day and at the place established by its Chairman, although extraordinary meetings may be called upon by its Chairman or at the request of a majority of the members of the Committee.

Additionally, the Audit Committee may meet, on its own initiative, at least once every quarter of each financial year, separately with the Executive Committee, the Corporate Internal Audit Department and the Company’s External Auditors. Its members shall participate in the meetings of the Executive Committee in which annual financial statements are reviewed.

The Audit Committee shall not function without the presence of the majority of its members in office. Its Chairman may, when clearly urgent or there is a justified impossibility, waive the presence of that majority if the same is ensured through voting by correspondence or by power of attorney, although no member may represent more than one other member of the Audit Committee.

The Audit Committee’s resolutions are approved by a majority of the votes cast, and its Chairman has a casting vote.

Action by the Chartered Accountant

The Chartered Accountant is an individual corporate body whose duties are exercised in accordance with specific legal and professional rules.

Operation of the Evaluation Committee and Corporate Governance Committee

Each such committee meets ordinarily once every quarter and whenever called upon by its Chairman on his own initiative or at the request of any one of its members. These committees may not function without the presence or due representation of the majority of its members, and their resolutions are taken by a majority of votes cast, the Chairman having a casting vote. The Chief Executive Officer is prevented from voting, within the Evaluation Committee, on any resolutions regarding, on the one hand, the annual evaluation of the performance of the members of the Executive Committee and, on the other hand, the non-executive director selection procedure.

In addition to the above rules, the operating rules of the Board of Directors provides for the provision of information by the Evaluation Committee and Corporate Governance Committee to the members of the Board of Directors not incorporating the same.

The operation regulations of the Evaluation Committee and Corporate Governance Committee are available for consultation on the PT website at the following electronic addresses respectively: http://ir.telecom.pt/NR/rdonlyres/D89CD20B-7B0D-44D6-B9BB-B646F3E162AF/1452307/reg_com_avaliao1.pdf e http://www.telecom.pt/NR/rdonlyres/37D12C5A-E282-4AC8-BAE7-0BFCB830CBD5/1449459/Regulam_CGovSocietrio30Abr09p.pdf.

Conflicts of interest, maximum number of functions and other incompatibilities

According to the internal regulation of the Board of Directors, each director has to timely inform the Chairman of the Board of Directors and the Corporate Governance Committee of any interest, whether direct or indirect, he may have, in his own account or in the account of any third party, that potentially or actually conflicts with the Company’s interest within the context of a given resolution, or of any other situation related to such director or a third party connected to him capable of, within such context, limiting in any way his impartiality. The director shall describe the nature and extension of such interest or situation.

In view of such information, if the Chairman of the Board of Directors, the Corporate Governance Committee or the director in question concludes there is a conflict of interest, such director should not participate in the discussion nor vote on the corresponding resolutions.

Other than the rules as provided for under the law and CMVM and NYSE regulations and recommendations, and without prejudice to the function rotation policy as described in Chapter II.1.1 below, PT has adopted no further rules resulting in limitations to the maximum number of functions a director may perform or other incompatibilities applicable to the members of the Board of Directors or the Audit Committee.

SECTION II. MANAGEMENT

II.8. WORK COORDINATION MECHANISMS FOR NON-EXECUTIVE MEMBERS

The Chairman of the Board of Directors does not perform any executive duties.

In any way, in the event the Chairman of the Board carries out any executive duties, the Company has implemented mechanisms ensuring that non-executive directors may be able to decide in an independent and knowledgeable manner. See Chapter II.3., Powers of the Chairman of the Board of Directors and Chief Executive Officer.

II.9. IDENTIFICATION OF THE MAIN ECONOMIC, FINANCIAL AND LEGAL RISKS TO WHICH THE COMPANY IS EXPOSED IN CARRYING OUT ITS BUSINESS

Following the management process for risks that might adversely affect the business of the PT Group, the following should be highlighted:

Relevant Risks

Environment Risks	Regulation

The PT Group is subject to the risk of regulatory changes or actions of national, European Union or international regulatory entities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner. The Regulation Department is in charge of the management of regulation risk and must be up to date on new regulations applicable to the sector with an impact on the PT Group. The risk management strategy and response is coordinated with the different operational areas. Within the follow-up of the various risks and opportunities related to regulation, we highlight the following matters: (i) Next Generation Networks; (ii) Digital Terrestrial Television; (iii) Retail offers and pricing; (iv) Wholesale reference offers; (v) Universal Service; (vi) Radio-electric spectrum; (vii) Relevant Broadband Markets; viii) Roaming regulation; and (ix) Digital Dividend.

	Competition	There is a possibility of a decline in the PT Group’s revenues due to an increase in competition by other operators or new players in the market, notably through (i)

development of new products and services; (ii) aggressive marketing and sales policies; (iii) improvements in product or service quality; (iv) increase in productivity and cost reduction; and (v) re-configuration of the value chain from the customer’s viewpoint.

The PT Group acts proactively in expanding, diversifying and continued improvement of its product and service portfolio, in order to satisfactorily respond to this risk. Within this scope, the following initiatives/actions should be highlighted:

i.    IPTV triple play service deployment;

ii.   Massive Fiber-to-the-home (FTTH) offer, supported by an internationally awarded next generation network;

iii.  Launching of new data and video mobile services for last generation cellular phones;

iv.  Convergent offers and packages to capitalize the PT Group’s technological know-how in the wireline and mobile areas.

It should be stressed that these actions are completed by a constant benchmarking of the PT Group vis-à-vis its competitors’ business, in order to ensure leadership and excellence of the offer to its customers.

Technological Innovation

In view of the background of quick technological changes in the business sector of the Group, PT is subject to the risk of failing to leverage technological advances and developments in its business model, in order to obtain or maintain competitive advantages.

The PT Group is historically one of the Portuguese companies with a larger volume of investment in Research and Development (R&D). In this field, the PT Group holds strategic assets that allow it to ensure the implementation of innovative projects, including:

• PT Inovação: a company aimed at the technological development of the Group’s businesses, in terms of applied research, engineering services and development of innovative solutions and services, both in the domestic and the international market.

• OPEN development and innovation programme: having as its purpose the implementation of systematized research practices and information processing, involving the whole organization, for the materialization of innovative projects.

• Strategic planning of network infrastructures and rollout of new technologies, which implies the preparation of reports and periodic analysis on the evolution, standardization and adoption of new technologies by the sector, including the carrying out of international benchmarks.

• Strategic partnerships with technological, equipment and content suppliers and service providers.

Economic Environment

The international financial crisis may extend the recession at Portuguese and world economy level and delay economic recovery, which might have an impact on the level of product and service demand, and as a result on the level of the operational and financial performance of the PT Group. In this sense, management continuously monitors impacts on the operational and financial performance of the PT Group.

The management team acts proactively in identifying threats and opportunities at the level of the industry, sector and geographies were it is present, in order to diversify the asset portfolio and ensure the growth and profitability of the business.

Financial Risks	Exchange Rates

Portugal Telecom holds financial investments in foreign countries which currency is not the euro, including Brazil and a few African countries. Exchange rate fluctuations of those currencies against the euro affect the translation of the results attributable to Portugal Telecom, and therefore impact the PT Group’s results and asset position.

The Company does not have a hedging policy regarding the value of these investments; however the Executive Committee analyses the execution of cash flow hedging of the dividends and other capital income.

Interest Rates

Recent events have increased uncertainty and volatility in financial markets. Risk premium in the markets has increased significantly. In this way, the current conditions of the financial markets might have an adverse effect on the PT Group’s ability to access the capital it needs to support its growth, its strategies, and to generate future financial returns. The management of the financial market risk is ensured by the

Corporate Finance Department.

The PT Group is exposed to the risk of interest rates varying from its expected value resulting in lower investment returns than anticipated or higher product or loan costs than forecast. The instability of the financial markets and the fluctuation of the interest rate on the Portuguese Sovereign debt raise the potential for the materialization of this risk factor.

Portugal Telecom executes agreements regarding a set of derivative financial instruments so as to minimize the risks of exposure to interest and exchange rate variations. The execution of agreements concerning financial instruments is made after a careful analysis of risks and benefits inherent in this kind of transactions and in consultation with various institutions acting in this market. These transactions are subject to prior approval by the Executive Committee and involve a permanent follow-up of the evolution of the financial markets and of the positions held by the Company.

Operations Risks	Infrastructure Capacity

The capacity and availability of network infrastructures are essential features for the PT Group to ensure continued critical operations within high quality parameters aimed not only at customer satisfaction, but also in compliance with regulatory requirements. In this way, the PT Group has strongly emphasized the management of this risk, not only at infrastructure availability level, but also in the increase of infrastructure capacity, in such a way as to support new product and service offers to its customers. Additionally, PT’s ownership of a network infrastructure located in the public domain increases the PT Group’s exposure to the occurrence of breakdowns and incidents. Within this scope, follow-up and risk mitigation actions are carried out as follows:

• Securing the telecommunications core network;

• Preparation of risk diagnoses for the various technological platforms, identifying dependencies and single failure points;

• Definition and implementation of disaster recovery plans;

• Implementation of systems and procedures aimed at ensuring determined QoS (Quality of Service) and QoE (Quality of End user Experience) levels;

• Investment in new generation networks and preventive maintenance actions;

• Investment in information systems to support the activity of technical teams.

In February 2010, following the storm that occurred in the Madeira island, the resiliency of the PT Group’s infrastructure network and its capacity to respond to natural disasters was put to the test. It should be stressed that torrential rain, floods and landslides debilitated or destroyed a significant portion of critical infrastructure in the island, including the telecommunications infrastructure. The PT Group kept a close follow-up of this situation from the first instant and technical means and additional resources were made available in order to swiftly normalize wireline, mobile, satellite and submarine communications in the Madeira Autonomous Region.

The creation of a multidiscipline task force to respond to the emergency, involving all the company’s technical areas in Madeira and Continental Portugal, permitted a quick recovery of 85% of the island’s mobile and wireline communications. The Group’s prompt action further permitted a more effective intervention by the authorities in their response to this catastrophe, and avoided the isolation of the population in some parts of the island.

Strategic Partnerships

The growth strategy at national and international level is based on a combination of alliances and partnerships that enhance the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies have played a central role in the management of this risk, by leveraging existing opportunities.

Such alliances are not restricted to a single field, as they include as partners: (i) technology suppliers; (ii) infrastructure and maintenance providers; (iii) R&D experts; (iv terminal equipments and handhelds suppliers; and (v) content suppliers, among others.

Environmental

Pursuing an appropriate environmental policy has been a concern for Portugal Telecom, in order to reduce the Company’s exposure to environmental damages that might consist in: (i) liability towards third parties for any material damage caused; (ii) liability towards governments or third parties for the cost of waste removal, added by possible compensations.

In this way, the PT Group has reinforced its environmental management principles and actions, thus ensuring the certification of associated systems according to the ISO 14001 standard. Environmental management policies and systems cover the following areas of intervention: (i) Resource consumption; (ii) Waste production and routing; (iii) Atmospheric emissions; (iv) Noise and electromagnetic fields; (v) A suppliers sustainability program; (v) Awareness and training campaigns.

Furthermore, it should be stressed that the management models are subjected to periodic audits, both internal and external, and a continuous assessment of any impacts and improvements to be implemented is also carried out.

Talent Retention

The PT Group’s capacity to obtain and retain talent is a fundamental vector for the pursuance of the Company’s strategic goals, particularly within the competitive context where Portugal Telecom operates, both at national and international level. In this way, the Company has paid special attention to the management of this risk, at the charge of the Human Resources Office, which acts:

• In the recruitment of new employees having the profile and knowledge necessary to ensure the key skills required for the present and future development of the PT Group;

• In the identification of key-elements of the PT Group, and then implement retention strategies as appropriate for the segments defined for its management.

II.10. POWERS OF THE MANAGEMENT BODY, NOTABLY AS REGARDS CAPITAL INCREASE RESOLUTIONS

The powers of PT’s Board of Directors are described in Chapter II.3., Board of Directors.

PT’s Bylaws authorize the Board of Directors, upon a favourable opinion by the Audit Committee, to increase the share capital, one or more times, through contributions in cash in up to the amount of 15,000,000 Euros, provided however that this decision is preceded by a resolution of the General Meeting of Shareholders establishing the parameters to which such increase or increases are subject, such definition to be made as provided for under the Bylaws.

In December 2008, making use of the above authorization, the Board of Directors issued bonds convertible into shares, which included, according to a resolution by the General Meeting approving the relevant parameters, the approval of a capital increase implied in the resolution to issue the abovementioned bonds in an amount not exceeding 15% of the share capital in PT on the date of the resolution to issue convertible bonds, without prejudice to such amount being exceeded as a result of any adjustments to the conversion price.

II.11. FUNCTION ROTATION POLICY — APPOINTMENT AND SUBSTITUTION OF MEMBERS

Function rotation policy

In 2010, the Board of Directors approved a set of general principles that will govern the rotation of its functions, with the following main goals:

•                       Full compliance with the legal delimitation of powers in the matter of election of the corporate bodies, particularly the dominant role of the General Meeting of Shareholders in this field;

•                       Pursuing the interest of the Company; and

•                       Progressive follow-up of the best national and international corporate governance practices, particularly CMVM Recommendation no. II.2.5.

This rotation policy is based on the following assumptions:

•                       The election of the directors is incumbent on the Shareholders assembled in a General Meeting of Shareholders;

•                       It is the Board of Directors responsibility to appoint the members of the Executive Committee and of the Board’s specialized committees, upon proposal by its Chairman, and to co-opt any directors as required onto the Board (subject to ratification by the General Meeting of Shareholders);

•                       The Evaluation Committee assists the Board of Directors in the matters of selection, co-optation and vacancy filling in the Board’s committees.

In the performance of its duties, and considering any limits as derive from the law, the Bylaws and resolutions of the Company’s General Meeting of Shareholders, the Board of Directors of Portugal Telecom shall, to the extent possible and as appropriate for the Company’s interest, observe the following general principles:

(a)              The principal criteria for allocation of functions to the Company’s directors shall be: (i) their know-how, knowledge, capacities and experience; and (ii) the diversity of areas of expertise, qualifications, experiences and perspectives within the Board of Directors and each committee;

(b)             The function rotation of the Company’s directors is neither binding nor automatic by nature, and it will be considered by the Board of Directors, subsidiarily in view of the criteria referred to in (a) above, where it may contribute to a better performance by the Board of Directors and/or its committees, as well in pursuing the interest of the Company;

(c)              The function rotation shall be subject to the said consideration, on a case by case basis, by the Board of Directors at the beginning of each term of office or whenever required to fill a vacancy within the Board or its committees;

(d)             The Board of Directors shall seek to achieve that the composition of its committees ensure an appropriate balance between continuity, accrued experience and new perspectives;

(e)              The periodic rotation of Board functions shall be merely progressive, and it shall apply to the number of members of its committees deemed appropriate by the Board of Directors;

(f)                The functions of the executive members of the Board of Directors shall be assigned by the Executive Committee, following a proposal by its Chairman, by favouring know-how, capacities and experience as required for each function, and as a general rule making continuity and accrued experience prevail over mere rotation, particularly as regards highly specialized functions (such as the financial function and technical functions);

(g)             Non-executive members of the specialized committees of the Board of Directors shall tend to be subject to rotation among specialized committees after the lapse of three terms of office, pursuant to the principles in (a) and (e) above;

(h)             The Evaluation Committee gives its opinion, in advance, on the observance of the general principles that shape the rotation policy.

At the time of adoption of this policy, the Board of Directors further considered that the same is reinforced by the following management accountability mechanisms already implemented by the Company: (i) duration of terms of office for three years, with the possibility of re-election; (ii) periodic appraisal and evaluation of the management by the Shareholders at the Annual General Meetings of Shareholders; and (iii) the duties performed by the Evaluation Committee for the management body.

Rules on the appointment and substitution of the members of the Board of Directors

The members of the Board of Directors are elected by the General Meeting of Shareholders as described in Chapter II.1.

PT’s Evaluation Committee was assigned powers within the director appointment procedure as best described in Chapter II.16.

The Bylaws determine that the absence of any director from more than half the ordinary meetings of the Board of Directors during one financial year, in a consecutive way or not, without a justification acceptable to the Board of Directors, shall be deemed as a definitive absence of such director. Such definitive absence shall be declared by the Board of Directors, and the director in question shall be replaced as provided for by law and the Bylaws.

Where the definitively absent director is one of those elected in application of the bylaw rule requiring the votes of the majority of class A shares, and the majority of the directors elected pursuant to this provision and still in office did not vote in favour in the co-optation resolution, then substitution of the director must be through election by the General Meeting of Shareholders.

Rules on the appointment and substitution of members of the supervisory bodies

The members of the supervisory bodies are appointed by the General Meeting of Shareholders as described in Chapter II.1.

The Bylaws determine that the absence of any member of the Audit Committee shall be deemed as a definitive absence under the same terms as described above regarding the absence of members of the Board of Directors. Such definitive absence shall be declared by the Audit Committee, and the member in question shall be replaced as provided for by law and the Bylaws.

Substitution of the Chartered Accountant shall be made in accordance with the law.

II.12. NUMBER OF MEETINGS OF THE MANAGEMENT AND SUPERVISORY BODIES, AS WELL AS REFERENCE TO MINUTES OF SUCH MEETINGS

During the 2010 financial year, 18 meetings of the Board of Directors and 12 meetings of the Audit Committee took place.

The management and supervisory bodies draw up minutes of their meetings, and members attending such meetings may dictate a summary of their interventions for the minutes.

II.13. NUMBER OF MEETINGS OF THE EXECUTIVE COMMITTEE AND REMITTAL OF ITS MINUTES AND NOTICES

During the 2010 financial year, 49 meetings of the Executive Committee took place. The Executive Committee draws up minutes of its meetings, and members attending such meetings may dictate a summary of their interventions for the minutes.

The Chief Executive Officer sends all notices and minutes of the Executive Committee meetings to the Chairman of the Board of Directors and Chairman of the Audit Committee in order to allow for the proper information of such officers.

II.14. EXECUTIVE AND NON-EXECUTIVE MEMBERS — INCOMPATIBILITY RULES AND INDEPENDENCE CRITERIA

Board of Directors

In Chapter II.1., directors are broken down into executive and non-executive directors, and among the latter those that are considered independent.

As set out in the same Chapter, as of 31 December 2010 the Board of Directors includes 8 independent non-executive directors, which corresponds to more than one-fourth of the total number of members pursuant to the provisions of CMVM Recommendation no. II.1.2.2.

Additionally, all non-executive members of the Board of Directors that are identified above as independent (obviously, other than directors incorporating the Audit Committee) have complied, where applicable, will all incompatibility rules provided for under article 414A-1 of the Portuguese Companies Code, except as provided for under subparagraph (b).

Audit Committee

Taking into consideration the internal rules on independence issues and the communications made by this corporate body’s members, as at 31 December 2010, the Audit Committee complies with the provisions of article 423B-4 & 5 of the Portuguese Companies Code, since all its members are independent pursuant to article 414-5 of the same Code and have appropriate training and expertise.

In this regard, it should be mentioned that, should CMVM understand that re-election in any corporate body (and not exclusively in the supervisory body) is relevant for the purposes of subparagraph (b) of article 414-5 of the Portuguese Companies Code, and exclusively as regards the 2010 financial year, the Chairman of the Audit Committee, although having been elected for the first time for the supervisory body on 22 June 2007, was re-elected for more than two terms of office to carry out non-executive duties in the management body of the Company.

However, taking into account the provisions as expressly mentioned on the said rule, as well as the nature of the supervisory duties, the Audit Committee understands that all its members are independent and its Chairman holds the qualifications required to carry out such duties. Therefore, the Audit Committee complies with the provisions of CMVM Recommendation no. II.1.3.1.

Furthermore, it should be stressed that (i) independence of the members of the Company’s Audit Committee is also assessed in accordance with SEC and NYSE rules applicable to PT’s Audit Committee, which rules are described in next Chapter, and (ii) all the members of the Audit Committee are independent according to such rules, including the member of the Audit Committee Mário João de Matos Gomes, who is the audit committee financial expert according to the provisions of Item 16A of Form 20-F.

II.15. RULES FOR EVALUATION OF INDEPENDENCE OF MANAGEMENT MEMBERS

Board of Directors

The concept of independence set out in article 414-5 of the Portuguese Companies Code and internal regulation no. 3,08 on the independence of the members of the Board of Directors of Portugal Telecom, other than the members of its Audit Committee, approved on 31 January 2008, were taken into consideration in the qualification of director independence.

In assessing the non-existence of any association to specific interest groups in PT or any circumstance capable of affecting a director’s capacity to analyse or decide with independence, the directors, as well as the Board of Directors as a whole, also take into account the incompatibility rules set forth in article 414A of the Portuguese Companies Code, with exception to the rule in paragraph 1(b) of this article, as well as the situations affecting director independence as established in article 414-5(a) and (b) of that same Code.

According to internal regulation no. 3,08, the members of the Board of Directors of the Company, other than members of the Audit Committee, must send to the Chairman of the Board, within 10 business days as from their election or co-optation, and no later than 31 January of each year, declarations prepared in accordance with an Appendix to the said internal regulation.

Where the independence situation of any member of the Board of Directors is subsequently changed, the director in question must send to the Chairman of the Board an updated declaration, in the 10 business days following such subsequent change.

The Board of Directors assesses the independence of its non-executive members, other than the members of the Audit Committee, on the basis of such declarations, as well as of any other information of which the Board may be aware.

Independence criteria as provided for under internal regulation no. 3,08 are applicable to the members of the Corporate Governance Committee and of the Evaluation Committee as such. The Audit Committee, in its turn, adopts specific independence criteria, as described hereinafter.

Audit Committee

For purposes of assessment of independence, non-existence of incompatibility situations and specialization of the members of the Audit Committee as such, the Audit Committee and the Board of Directors of PT have adopted, on 31 January 2008, internal regulation no. 4,08, which was prepared on the basis of the independence concept set out under article 414-5, the list of incompatibilities provided for under article 414A, and the specialization concept set out under article 414-4, all of the Portuguese Companies Code and applicable by virtue of article 423B of that same Code. All other applicable market rules, including the rules in force in the US market, notably the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, Rule 10A-3 on Listing Standards Relating to Audit Committee of SEC and the Final Rules approved under Section 303A on Corporate Governance Standards of NYSE were also taken into account.

In accordance with the abovementioned internal regulation, the members of the Audit Committee must send to its Chairman, within the 10 business days following their appointment and no later than 31 January of each year, declarations prepared in accordance with an Appendix to such internal regulation no. 4,08.

Additionally, where a member of the Audit Committee is or should be aware that a subsequent change regarding the independence, incompatibility and specialization requirements applicable to such member has occurred or will occur, the member in question must send an updated declaration to the Chairman of the Audit Committee, reasonably in advance or, if not possible to send it in advance, immediately after the fact.

The Audit Committee assesses, from time to time, the compliance of its members with applicable rules on incompatibilities, independence and specialization on the basis of such declarations, as well as of any other information of which the Audit Committee may be aware.

Furthermore, should the Audit Committee conclude that, at a certain point in time, a member fails to comply, or may eventually fail to comply, with the requirements as to incompatibilities, independence or specialization as provided for under the Portuguese Companies Code, the Audit Committee will trigger the necessary mechanisms for replacement of such members as required for the composition of this corporate body to be in conformity with the applicable legal and bylaw provisions.

Independence of the members of the Company’s Audit Committee is also assessed in accordance with the tests known as Independence Tests set out in Section 303-A on Corporate Governance Standards issued by the NYSE, which are applicable to the Company as an entity with shares admitted to trading on the NYSE, which apply because the Company is an entity with shares listed for trading on the NYSE, under ADR form.

II.16. SELECTION PROCEDURE FOR NON-EXECUTIVE DIRECTOR CANDIDATES

Candidates for non-executive management offices are elected by the General Meeting of Shareholders. At the elective General Meetings of Shareholders that have been held at PT, the names incorporated in the lists for purposes of election of corporate bodies, in particular as regards the management body and its non-executive members, have been proposed by shareholders who are signatories of the proposal in question, no executive directors having participated in the procedure for selection of non-executive directors.

Additionally, the Evaluation Committee is assigned, inter alia, the power to assist the Board of Directors in the procedure for selection of directors for the Company, either at the request of the Chairman of the Board of Directors (notably in case of co-optation), or on the initiative of shareholders entitled to submit lists to voting.

The assignments of the Board of Directors and Evaluation Committee within this framework correspond to the exercise of the corporate management duties entrusted to the management body as to the specialized functions of the Board of Directors, i.e. the intervention of such Committee in the selection procedure for non-executive director candidates essentially comprises the definition of an objective profile as appropriate for the persons to be elected, taking into account general and abstract criteria of good management, without prejudice to the decision of candidate selection being in itself entrusted to the Board of Directors in cases of co-optation (subject to ratification by the General Meeting of Shareholders), or to the shareholders in case of election at a General Meeting of Shareholders.

The Evaluation Committee has 7 non-executive directors among its 8 members, and it is chaired by the Chairman of the Board of Directors, who is a non-executive director. The sole member of this Committee performing executive duties in the Company is the Chief Executive Officer, who is prevented, under the Evaluation Committee Regulation, from voting as to resolutions on co-optation or election of PT directors where the selection of non-executive directors is at issue.

In this way, any interference of executive directors in the selection of non-executive director candidates is limited, in full compliance with CMVM Recommendation no. II.1.3.2.

II.17. DESCRIPTION OF THE ACTIVITY OF NON-EXECUTIVE DIRECTORS

The Board’s operating regulation provides for the possibility of holding ad hoc meetings among non-executive directors, and requires that non-executive directors meet with the Chairman of PT’s Evaluation Committee at least once a year.

The non-executive members of the Board of Directors have prepared a report of the activities carried out during the 2010 financial year, which report was approved at the meeting of such members held on 24 March 2011 and is disclosed on the annual management report in compliance with CMVM Recommendation no. II.2.4.

II.18. PROFESSIONAL QUALIFICATIONS OF THE MEMBERS OF THE BOARD OF DIRECTORS, INDICATION OF PROFESSIONAL ACTIVITIES CARRIED OUT BY THE SAME IN THE LAST FIVE YEARS AT LEAST, NUMBER OF SHARES IN THE COMPANY HELD BY THE SAME, DATE OF FIRST APPOINTMENT AND DATE OF EXPIRATION OF TERM OF OFFICE

The curricula of PT directors are shown in Appendix III.

Chapter II.1. shows the number of shares in the Company held by each director, the year of first appointment and the date of expiration of term of office.

II.19. FUNCTIONS EXERCISED BY THE MEMBERS OF THE MANAGEMENT BODY IN OTHER COMPANIES, INDIVIDUALIZING THOSE EXERCISED IN OTHER COMPANIES OF THE SAME GROUP

The functions exercised in other companies by the directors are shown in Appendix III.

SECTION III. GENERAL AND SUPERVISORY COUNCIL, COMMITTEE FOR FINANCIAL MATTERS, AUDIT COMMITTEE AND FISCAL COUNCIL

Information as provided for in Chapters II.20. to II.23. of CMVM Regulation no. 1/2010 does not apply to PT, taking into account that the Company has adopted an Anglo-Saxon governance model.

II.24. EVALUATION OF THE EXTERNAL AUDITOR

PT follows the Anglo-Saxon governance model, and therefore it has no Supervisory Board (“Conselho Fiscal”). The data hereinafter are referred to the Audit Committee.

The annual evaluation of the external auditor is included in the annual activity report of the Audit Committee made available on the Company website together with the financial statements.

Up to this date, PT Audit Committee has, in no case, found any reason to take steps towards removing with just cause any entity having performed the duties of external auditor of the Company, and therefore CMVM Recommendation no. II.4.5, at no time applicable as to this portion, is deemed entirely complied with.

For mere information purposes, it should be said as to this matter that, in accordance with its internal regulation, the Audit Committee is directly and exclusively responsible for appointing, hiring, confirming or terminating the duties and fixing the remuneration of the external auditors of the Company, as well as for supervising their qualifications and independence and approving the auditing and/or other services to be rendered by the said external auditors or persons associated to the same. Neither the law nor the Bylaws of the Company assign any powers for the General Meeting of Shareholders to resolve on the removal without just cause of the external auditor.

Information as provided for in Chapters II.25. to II.28. of CMVM Regulation no. 1/2010 does not apply to PT, taking into account that the Company has adopted an Anglo-Saxon governance model.

II.29. COMPANY REMUNERATION POLICY

The remuneration policy applicable to the PT Group’s officers (in the meaning of article 248B-3 of the Portuguese Securities Code), other than those incorporating the management and supervisory bodies, is described in the declaration on this matter to be submitted by the Board of Directors to the 2011 Annual General Meeting of Shareholders, in compliance with the part concerning this matter of CMVM Recommendation no. II.1.5.3. Such declaration is attached hereto as Appendix IV.

A description of the remuneration policy for the PT Group’s officers, other than those incorporating the management or supervisory bodies, in a text incorporated in the Report and Accounts for the relevant financial year, was also submitted to the annual General Meeting held on 16 April 2010.

At PT there are no other employees whose professional activity might have a relevant impact on the company risk profile or whose remuneration contains a significant variable component.

SECTION IV. REMUNERATION

Compensation Committee

The Compensation Committee is elected by the shareholders at a General Meeting and serves the purpose of defining the remuneration policy of the members of the corporate bodies, determining the remunerations applicable taking into consideration the performance (notably taking into account the evaluation made by the Evaluation Committee) and the economic position of the Company.

For the completion of this task, the Compensation Committee continuously follows up and evaluates the directors’ performance, checking the extent to which the proposed targets have been achieved. The Compensation Committee meets whenever necessary.

The current members of the Compensation Committee were elected on 27 March 2009 for the 2009-2011 three-year term of office, which will end on 31 December 2011.

Composition

Álvaro Pinto Correia	Chairman
Francisco Esteves de Carvalho	Member
Francisco Barros Lacerda	Member

Independence of the members of the Compensation Committee

Notwithstanding the necessary articulation of this Committee with the Board of Directors, the composition of the Compensation Committee seeks to obtain the highest possible level of independence of its members from the members of the management body. No member of the Compensation Committee is a member of any corporate body or committee within the Company, and no member of the Compensation Committee has any family connection to any member of the management body by way of marriage, kindred or affinity in a direct line and up to and including the third degree.

In this way, PT complies with the first part of CMVM Recommendation no. II.5.2.

II.30. DESCRIPTION OF THE REMUNERATION POLICY FOR THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES AS REFERRED TO UNDER ARTICLE 2 OF LAW NO. 28/2009 OF 19 JUNE 2009

The remuneration policy for executive and non-executive members of the Board of Directors (such policy including the members of the supervisory body) is described on the declaration on this matter to be submitted by the Compensation Committee to the Annual General Meeting of Shareholders to be held in 2011, pursuant to article 2-1 of Law no. 28/2009 of 19 June 2009. Such declaration is reproduced in Appendix VI hereto.

At the Annual General Meeting of Shareholders dated 16 April 2010, under an autonomous item on the agenda, the declaration of the Compensation Committee on the remuneration policy for the members of PT’s management and supervisory bodies and of its implementation during the 2009 financial year was also submitted to the shareholders.

II.31. REMUNERATION INDIVIDUALLY EARNED BY THE MEMBERS OF THE COMPANIY’S MANAGEMENT AND SUPERVISORY BODIES

Pursuant to Law no. 28/2009 of 19 June 2009 and to CMVM Regulation no. 1/2010, individual remunerations received by the members of the management body and Audit Committee of the Company, paid either by PT or the companies in a control or group relationship with it, during the 2010 financial year, are shown hereinafter:

	2010 Fiscal Year				Committees as of 31 December 2010
	Fixed	Variable (FY 2009)	Total	Notes	Audit	Corporate Governance	Evaluation
Executive Committee
Zeinal Abedin Mahomed Bava	695,038	721,921	1,416,959				Member
Luis Miguel da Fonseca Pacheco de Melo	486,526	505,344	991,870
Carlos António Alves Duarte	486,526	459,404	945,930
Manuel Francisco Rosa da Silva	486,526	459,404	945,930
Shakhaf Wine	486,526	459,404	945,930	(a)
	2,641,142	2,605,477	5,246,619

Rui Pedro Oliveira Barroso Soares	104,256	459,404	563,660	(b)
Fernando Henrique Viana Soares Carneiro	201,403	459,404	660,807	(c)
	2,946,800	3,524,285	6,471,085
Audit Committee
João Manuel de Mello Franco	271,404	—	271,404		Chairman	Member	Member
José Guilherme Xavier de Basto	126,574	—	126,574		Member
Mário João de Matos Gomes	183,736	—	183,736	(d)	Member
	581,714	—	581,714
Other members of the Board of Directors
Henrique Manuel Fusco Granadeiro (Chairman)	617,812	—	617,812				Chairman
Francisco Manuel Marques Bandeira	—	—	—	(e)
Rafael Luís Mora Funes	85,316	—	85,316				Member
Joaquim Aníbal Brito Freixial de Goes	85,316	—	85,316			Member	Member
José Maria Alvarez-Pallete Lopéz	31,470	—	31,470	(f)
Gerald Stephen McGowan	44,058	—	44,058
Maria Helena Nazaré	—	—	—	(e)
Amílcar Carlos Ferreira de Morais Pires	44,058	—	44,058
António Manuel Palma Ramalho	24,376	—	24,376	(g)
Francisco Teixeira Pereira Soares	132,174	—	132,174			Member	Member
Jorge Humberto Correia Tomé	—	—	—	(e)		Member	Member
Santiago Javier Fernández Valbuena	31,470	—	31,470	(f)
Paulo José Lopes Varela	85,316	—	85,316			Member
Milton Almicar Silva Vargas	44,058	—	44,058
Nuno Rocha dos Santos de Almeida e Vasconcellos	132,174	—	132,174			Chairman
	1,357,598	—	1,357,598
	4,886,112	3,524,285	8,410,397

(a) This Director’s remuneration is paid by a Company’s subsidiary.

(b) Director Rui Pedro Soares resigned to his office on 17 February 2010. In addition to the fixed and variable remuneration mentioned in the table above, during 2010 fiscal year Rui Pedro Soares was also paid the amounts described in paragraph l) of Chapter II.33. below.

(c) Director Fernando Soares Carneiro resigned to his office on 22 February 2010. In addition to the fixed and variable remuneration mentioned in the table above, during 2010 fiscal year Fernando Soares Carneiro was also paid the amounts described in paragraph l) of Chapter II.33. below.

(d) In addition to the amount specified in the table above paid by PT, Director Mário de Matos Gomes was also paid Euro 7,838.40 by Previsão - Sociedade Gestora de Fundos de Pensões, S.A. (a PT Group company) for the office of Chairman of the Supervisory Board he performs therein.

(e) Non-executive directors that have waived their remuneration due to incompatibility with other professional duties.

(f) Directors José Maria Alvarez-Pallete Lopéz and Santiago Javier Fernández Valbuena resigned to their offices on 27 September 2010.

(g) Director António Palma Ramalho resigned to his office on 25 March 2010.

The annual variable paid in the 2010 financial year set forth above refers to the performance of the executive directors during the financial year ended on 31 December 2009.

As regards the Company’s supervisory body and given that the Company follows an Anglo-Saxon governance model as referred to above, its members are non-executive directors who earn a monthly fixed remuneration taking into account the remuneration policy.

The remuneration earned by the other non-executive directors corresponds to a monthly fixed remuneration which amount takes into consideration the number of committees to which they belong, pursuant to the remuneration policy.

During the 2010 financial year, the Company neither adopted nor kept in force any share allotment or share call option plans to the benefit of members of the management or supervisory bodies (or any other officers in the meaning of article 248B of the Securities Code).

Remunerations earned by the members of the management and supervisory bodies are submitted in aggregate on Note 44 to the consolidated financial statement for the year of 2010.

II.32. ALIGNMENT WITH LONG TERM INTERESTS OF THE COMPANY, REMUNERATION BASED ON PERFORMANCE AND DISINCENTIVE TO EXCESSIVE RISK TAKING

As results from the remuneration policy applicable to the 2009-2011 term of office, described in Appendix V, the remuneration is structured in such a way as to permit the alignment of the interests of management body members with long term interests of the Company, and it is based on performance evaluation and is a disincentive to excessive risk taking.

II.33. ON THE REMUNERATION OF EXECUTIVE DIRECTORS:

(a) Reference to the fact that the remuneration of executive directors incorporates a variable component, and information on the way as such component depends on performance evaluation;

See information included in Chapters II.31. and II.32.

(b) Indication of the corporate bodies empowered to carry out the performance evaluation of executive directors;

The Compensation Committee determines the remunerations of the executive members of the management body based on objective criteria as approved by such committee and on the evaluation of the performance of executive directors carried out by the Evaluation Committee, within the framework of its specific powers, upon hearing the Chief Executive Officer.

Similarly, executive directors are evaluated within the scope of the performance evaluation of the Board of Directors itself.

Furthermore, pursuant to the law, the General Meeting of Shareholders makes an annual general appraisal of the management (and supervision) of the Company.

Finally, it should be mentioned that the Corporate Governance Committee has powers that, although delegated by the Board of Directors, determine that such committee evaluates the governance practices adopted by the Company and its management body.

(c) Indication of pre-determined criteria for the performance evaluation of executive directors;

The criteria established by the Compensation Committee for evaluation of the performance of executive directors as a function of the goals defined by the Evaluation Committee are described under the remuneration policy set out in Appendix V.

(d) Clarification of the relative significance of the variable and fixed components of director remuneration, as well as indication of maximum limits for each component;

The relative significance of the variable and fixed components of director remuneration, as well as an indication of the maximum limits for each component, are described under the remuneration policy set out in Appendix V.

Executive management member remuneration components take into account PT’s performance, in the short and medium-term, as well as the benchmarking performance as compared to other companies with a similar size and business.

In this way, the remuneration of executive directors is composed of a fixed and a variable constituent, where the latter is dependent on achievement of pre-determined goals and is composed of: (i) an annual variable remuneration (AVR) that, in the event of a 100% pre-determined goal achievement, may amount to 90% of the fixed remuneration, and (ii) a variable remuneration associated to medium-term performance (VRMT) that, in the event of a 100% pre-determined goal achievement, may reach 70% of the fixed remuneration.

Following the determination of AVR according to this method, the Compensation Committee may increase or reduce the variable remuneration of the Chief Executive Officer and all the other members of the Executive Committee, upon proposal by the Evaluation Committee and the Chief Executive Officer, respectively.

In any case, and depending on the level of achievement of pre-defined goals, the AVR shall not exceed the fixed remuneration in more than 110%, and should it exceed in 50% the overall variable remuneration for the year concerned, the payment of the amount in excess shall be deferred for a 3-year period.

(e) Indication of the deferment of payment of the variable component of the remuneration, mentioning the deferment period.

As described under the remuneration policy set out in Appendix V hereto, a deferment for a 3-year period of the payment of 50% of the overall variable remuneration allocated to executive directors, in each financial year, is provided for.

(f) Explanation on how the payment of the variable remuneration is subject to continued positive performance by the company all along the deferment period;

The payment of the variable remuneration amounts allocated, in each financial year, to executive directors, is deferred for a three-year period and subject to the condition of the positive performance by the Company during such period not being affected in terms as mentioned on the remuneration policy attached hereto as Appendix V.

(g) Sufficient information on the criteria on which the allocation of a variable remuneration in shares is based, as well as on executive directors keeping any shares granted them in the company, on any agreement executed as to such shares, notably hedging or risk transfer agreements, the limit thereof, and their relationship to the amount of the overall annual remuneration;

Not applicable. See Chapter II.31.

(h) Sufficient information on the criteria on which the allocation of a variable remuneration in options is based, and indication of deferment period and exercise price;

Not applicable.

(i) Identification of the main parameters of and grounds for any annual prize system and any other non-pecuniary benefits;

There are no significant prizes, annual bonuses or non-pecuniary benefits of any nature whatsoever.

(j) Remuneration paid in the form of profit sharing and/or prize payment, and the reasons why such prizes and/or profit sharing were granted;

No such remuneration exists, without prejudice to the possibility of allocation of a prize to the Chairman of the Board of Directors as described under the remuneration policy attached hereto as Appendix V.

(l) Compensations paid or due to former executive directors in respect of termination of office during the financial year;

During the 2010 financial year, the following compensations were paid to former executive directors in connection with termination of their office during the financial year: to former director Rui Pedro Soares, the amount of 648,701 euros, and to former director Fernando Soares Carneiro, the amount of 973,052 euros, added by the sum of 175,791 euros paid as compensation for a non-competition commitment.

(m) Reference to contractual limitation as established for any compensation to be paid upon removal without just cause of a director, and its relationship with the variable component of the remuneration;

No limits are contractually established for any compensation to be paid upon removal without just cause of a director, other than as provided for by law.

Nevertheless, as described under the remuneration policy attached hereto as Appendix V, unless otherwise agreed or resolved by the Compensation Committee, PT and its directors must act in compliance with the general principle whereby, in the event of removal or termination by mutual agreement of the management relationship, no compensation shall be paid where such removal or termination is provenly due to inappropriate performance.

(n) Amounts paid, for any reason whatsoever, by other companies in a control or group relationship;

During the 2010 financial year, no amounts other than those referred to in Chapter II.31 above were paid to PT executive directors (or non-executive directors) by companies in a control or group relationship.

(o) Description of the main characteristics of complementary pension or early retirement systems for directors, specifying whether the same were subject to appraisal by the general meeting of shareholders;

No current PT director is covered by any complementary pension or early retirement system for directors.

(p) Estimate of the value of material non-pecuniary benefits deemed as remuneration not covered by the foregoing situations;

The benefits in force for senior managers as described on Note 44 to the consolidated financial statement for 2010 are the only benefits applicable, mutatis mutandi, to the members of the Executive Committee (as well as to the Chairman of the Board of Directors).

(q) Existence of mechanisms preventing executive directors from executing agreements that might put into question the reason for a variable remuneration.

As described under the remuneration policy attached hereto as Appendix V, unless otherwise agreed or resolved by the Compensation Committee, PT and its directors must act in compliance with the general principle according to which directors shall not execute any agreements, whether with the Company or with a third party, that might result in mitigating the risk inherent to the variability of the remuneration as determined for them by the Company.

II.34. REFERENCE TO THE FACT THAT THE REMUNERATION OF NON-EXECUTIVE DIRECTORS OF THE MANAGEMENT BODY DOES NOT INCORPORATE VARIABLE COMPONENTS

No form of variable remuneration either for non-executive members of the corporate bodies or for members of the supervisory body is provided for (notwithstanding the possibility of allocation of a prize to the Chairman of the Board of Directors as described under the remuneration policy attached hereto as Appendix V).

II.35. WHISTLEBLOWING

In 2005, PT implemented a set of procedures called “System for Qualified Communication of Undue Practices”, or Whistleblowing. Within this System, “undue practices” mean all acts or omissions, wilful or seriously negligent, which are attributed to the conduct of members of a corporate body and other managing officers, heads of departments, staff and remaining employees of Group companies, notably in matters pertaining to Accounting, Internal Control or Auditing, that may be reflected on the financial statements or information sent to the Portuguese regulatory authority, CMVM, or the US regulatory authority, SEC, or that may cause damage to PT’s assets.

Taking this framework into account, Whistleblowing is any communication of information made by any person who believes that there is evidence of any of the following:

•                       Violation of a law, rule or regulation;

•                       Bad management;

•                       Abuse of authority; or

•                       Large fund squandering.

Upon implementation, the existence of the System for Qualified Communication of Undue Practices was made public through personal communication addressed to each employee and by the uploading of a text on PT’s website.

Any employee or person outside the Group (meaning a person that does not belong to the company’s staff — for instance, a shareholder, customer or supplier) may report undue practices through a website specifically created for such purpose:  https://napq.telecom.pt.

The communication is automatically encrypted, it may be sent from any computer (within or outside PT), and its identification is virtually impossible.

Both confidentiality of the communication and anonymity of the person reporting will be ensured at all times, unless the person concerned unequivocally intends and declares otherwise.

In no case is any kind of retaliation against those that make the said communications tolerated.

The Audit Committee ensures the receipt and follow up of communications, which are first received by a Qualified Communication Analysis Team (NAPQ — Núcleo de Análise de Participações Qualificadas), who process the communications and send them to the Audit Committee. The Audit Committee has powers to make the required decisions, reporting them to the CEO and CFO, as well as to other internal or external entities whose involvement is required or justified.

SECTION V. SPECIALIZED COMMITTEES

PT has three specialized committees in the Board of Directors, as well as two structures supporting the Executive Committees that will also be considered in the information given under this Section.

II.36. PERFORMANCE EVALUATION, GOVERNANCE AND APPOINTMENT COMMITTEES

The composition of the Evaluation Committee, Corporate Governance Committee, Disclosure Committee, Consultive Council and Sustainability Committee are shown in Chapter II.1 and II.2.

Currently, PT’s governance structure does not comprise an autonomous committee empowered to identify candidates to management offices. However, the Evaluation Committee was given certain powers in the matter of selection of candidates to management offices, as described in Chapter II.3., Evaluation Committee.

II.37. NUMBER OF MEETINGS OF THE COMMITTEES AND MINUTES OF SUCH MEETINGS

During the 2010 financial year, the Evaluation Committee held 2 meetings, the Corporate Governance Committee held 4 meetings, the Disclosure Committee held 5 meetings, the Consultive Council held 1 meeting and the Sustainability Committee held 1 meeting. Minutes are prepared in respect of the meetings of all these Committees.

II.38. REFERENCE TO THE FACT THAT A MEMBER OF THE REMUNERATION COMMITTEE HAS KNOWLEDGE AND EXPERIENCE IN THE MATTER OF REMUNERATION POLICY

All members of the Compensation Committee have knowledge and experience in the matter of remuneration policy, and thus PT adopts the second part of CMVM Recommendation no. II.5.2.

II.39. INDEPENDENCE OF THE PERSONS HIRED BY THE REMUNERATION COMMITTEE

In the performance of its remuneration determination powers under article 399 of the Portuguese Companies Code, PT’s Compensation Committee is supported by the Evaluation Committee, which, as described above, has consultive powers as required to provide technical support to the Compensation Committee.

In this way, without prejudice to all legal and bylaw powers of the Board of Directors and Compensation Committee, the Evaluation Committee, as a committee within the Board whose primary purpose consists in reinforcing transparency, accountability and specialization of policy evaluation and definition processes and remuneration amounts, serves as a catalyst to the remuneration evaluation and determination system in PT.

During the 2010 financial year, for the purpose of performance of its duties of assistance and support to the Board of Directors and Compensation Committee within the framework of the above processes, the Evaluation Committee did not resort to the services of companies hired by PT for the provision of other services, or of the current consultants to the Company.

Furthermore, it should be stressed that the Evaluation Committee may hire, as provided for under its regulation, independent consultants, auditors, legal assistants or other experts to provide services and assistance as required for the fulfilment of its powers and duties.

CHAPTER III. INFORMATION AND AUDITING

III.1. CAPITAL STRUCTURE

The share capital in PT is, as from 10 December 2008, 26,895,375 Euros, and it is fully paid up and represented by 896,512,500 shares in the par value of three Euro cents each.

Five hundred of such shares are class A shares, which is equivalent to 0.0000558% of the total share capital. According to the Bylaws, a majority of class A shares must be held by the Portuguese State or other entities belonging to the State sector. Such shares are currently held by the Portuguese State.

Class A shares grant their holders special rights as provided for under article 14-2 and article 19-2 of the Company’s Bylaws, as follows:

The following matters may not be approved at a General Meeting of Shareholders against the majority of the votes corresponding to Class A shares:

•                  Authorization for the acquisition of ordinary shares representing more than 10% of the share capital by shareholders that directly or indirectly carry out a business competing with that of the companies in a control relationship with PT;

•                  Amendments to the bylaws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the determination of parameters for share capital increases as may be resolved upon by the Board of Directors;

•                  Issuance of bonds or other securities, determination of the value of issuance to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuance of bonds convertible into shares, as well as determination of parameters for the issuance of such bonds as may be resolved upon by the Board of Directors;

•                  Resolutions on the application of the financial year results, in the event of a dividend in a percentage in excess of 40% of the distributable profits;

•                  Election of the Board of the General Meeting of Shareholders, as well as of the Chairman of the Audit Committee and the Chartered Accountant;

•                  Approval of the general goals and fundamental principles of the Company’s policies;

•                  Definition of the general principles concerning the policy for shareholdings in companies, as well as, in cases where those principles require prior authorization by the General Meeting of Shareholders, the approval of resolutions on such acquisitions and disposals;

•                  Moving the Company’s registered office.

In addition, the election of one third of the total number of directors, including the Chairman of the Board of Directors, requires the votes issued by the State, in its capacity as holder of the Class A shares.

The Company’s Bylaws further determine that, among the members of the Executive Committee designated by the Board of Directors, at least one or two designated directors, according to the Executive Committee being composed of five or seven members, must be elected in accordance with the election rule that grants special rights to the State as holder of the class A shares.

All PT ordinary shares are admitted to trading on the Euronext Lisbon regulated market. Class A shares are not admitted to trading on any regulated or non-regulated market.

III.2. QUALIFIED HOLDINGS IN THE SHARE CAPITAL IN THE ISSUER, CALCULATED IN ACCORDANCE WITH ARTICLE 20 OF THE PORTUGUESE SECURITIES CODE

Qualified holdings

Date of report	Institutions		No. of shares	% of capital	% of voting rights
25/Nov/10	Capital Research and Managment		90,421,315	10.09%	10.09%
31/Dec/10	Espirito Santo Group (1)		89,174,416	9.95%	9.95%
08/Jun/10	RS Holding, SGPS, S.A.		60,698,090	6.77%	6.77%
31/Dec/10	Caixa Geral de Depósitos Group		56,158,965	6.26%	6.26%
03/Dec/10	The Income Fund of América, Inc.	.	45,091,419	5.03%	—
31/Dec/10	Brandes Investments Partners, LP.		46,953,365	5.24%	4.11%
24/Nov/10	Norges Bank		44,324,863	4.94%	4.94%
22/Dec/10	TPG-Axon Capital Managment, LP (2)		37,929,088	4.23%	4.23%
24/Nov/10	Barclays Group		26,373,929	2.94%	2.94%
31/Dec/10	Visabeira Group		23,642,885	2.64%	2.64%
22/Dec/10	Deutsche Bank AG (3) (4)		22,014,272	2.46%	2.46%
07/Dec/09	BlackRock Inc.		21,025,118	2.35%	2.35%
03/Feb/10	Controlinveste Comunicações		20,419,325	2.28%	2.28%
29/Dec/10	The Royal Bank of Scotland, N.V. (5)		19,720,324	2.20%	2.20%
24/Jun/10	Telefónica, S.A. (6)		18,122,662	2.02%	2.02%
11/Oct/10	Europacific Growth Fund		18,061,608	2.01%	—
17/Aug/10	UBSAG		17,961,777	2.00%	2.00%

(1) PT further disclosed, on 28 January 2011, that BES held a qualified holding corresponding to 89,924,416 ordinary shares representing 10.03% of the share capital in PT and the voting rights pertaining thereto. (2) PT further disclosed that TPG-Axon Capital Management, LP had a long position, totalling 43,929.088 shares (corresponding to a qualified holding as mentioned above and Put Options, which corresponds to a financial interest over a total 6,000,000 shares representing 0.67% of the share capital and voting rights corresponding to the capital), representing 4.90% of the share capital in PT and voting rights pertaining thereto. On 10 March 2011, PT informed that TPG-Axon Capital Management, LP now holds a qualified holding and long position of less than 2% of the share capital in PT and voting rights pertaining thereto. (3) On that same date, PT further disclosed that DB AG had a long position, totalling 22,014,272 shares representing 2.46% of the share capital in PT and voting rights pertaining thereto. (4) PT further disclosed, on 7 January 2011, that DB AG now holds a qualified holding and long position of less than 2% of the share capital in PT and voting rights pertaining thereto. (5) On 7 January 2011, PT informed that RBS Holding now holds a qualified holding and long position of less than 2% of the share capital in PT and voting rights pertaining thereto. (6) The said qualified holding was communicated by Telefónica to PT on 23 June 2010, and subsequently CMVM communicated to the market, on 28 June 2010, a draft decision of its Board stating their understanding the voting rights pertaining to the shares covered by equity swap agreements should continue to be attributed to Telefónica. Up to this date, no final decision was disclosed by CMVM, nor did Telefónica communicate to PT any change or rectification to the said qualified holding.

* On 15 March 2011, PT disclosed that Telemar Norte Leste SA, a company having no qualified holding in the share capital in PT as at 31 December 2010, became the holder of a qualified holding corresponding to a total 26,895,360 ordinary shares in PT, representing 3,00% of its share capital and corresponding voting rights.

Updated information on qualified holdings in the Company may be consulted at www.telecom.pt and on CMVM site.

III.3. IDENTIFICATION OF SHAREHOLDERS WITH SPECIAL RIGHTS AND DESCRIPTION OF SUCH RIGHTS

Special rights pertaining to class A shares and their respective owner(s) are described in Chapter III.1.

III.4. ANY RESTRICTIONS TO SHARE TRANSFERABILITY, SUCH AS CONSENT CLAUSES FOR DISPOSAL, OR LIMITATIONS TO SHARE OWNERSHIP

The Company does not adopt any specific limitations as to share transferability. However, the Bylaws provide that shareholders carrying out, directly or indirectly, a business competing with the business of companies in a control relationship with PT may not be the owners, without the prior authorization of the General Meeting of Shareholders, of ordinary shares representing more than 10% of the share capital in the Company.

III.5. SHAREHOLDERS’ AGREEMENTS OF WHICH THE COMPANY IS AWARE AND MIGHT LEAD TO RESTRICTIONS IN THE TRASFER OF SECURITIES OR VOTING RIGHTS

The Company has no knowledge of the existence of any shareholders’ agreements that might lead to restrictions in the transfer of securities or voting rights.

III.6. RULES APPLICABLE TO AMENDMENT TO THE BYLAWS OF THE COMPANY

Constitutive quorum for the General Meeting of Shareholders

Where an amendment to the Bylaws is at issue, the General Meeting of Shareholders may only resolve, on a first call, if shareholders owning at least shares corresponding to one-third of the share capital are present or represented. On a second call, no such requirement exists, and the General Meeting may resolve on any matter whatever the number of shareholders present.

Resolution quorum for the General Meeting of Shareholders

Where an amendment to the Bylaws of the Company is at issue, the General Meeting of Shareholders resolves by a majority of two-thirds of the votes cast.

However, if shareholders holding at least half the share capital are present or represented at a General Meeting held on second call, an amendment to the Bylaws may be resolved by a majority of the votes cast, and no two-third majority is therefore required.

Thus, PT Bylaws establish no quorum other than established by the law for the General Meeting to be held or to approve resolutions.

In any case, no resolutions on an amendment to the Bylaws may be approved against the votes of the majority of class A shares, as referred to in Chapter III.1. hereof.

Additionally, the Board of Directors is authorized to increase the share capital, subject to an opinion in favour issued by the Audit Committee and following a resolution of the General Meeting of Shareholders, according to the terms described in Chapter II.10 hereof. The Board of Directors may also move the registered office of the company within the national territory upon authorization by the General Meeting of Shareholders.

III.7. CONTROL MECHANISMS PLANNED FOR ANY EMPLOYEE CAPITAL HOLDING SYSTEM TO THE EXTENT THAT VOTING RIGHT ARE NOT EXERCISED BY SUCH EMPLOYEES

There is no system specifically providing for any share capital holding by employees in the Company as a result of which the relevant voting rights are not directly exercised by such employees.

III.8. DESCRIPTION OF THE ISSUER’S SHARE PRICE EVOLUTION

Most relevant facts announced during the financial year

22 January - Portugal Telecom informs about DTT

8 February - Portugal Telecom announces the acquisition of GPTI

17 February - Resignation of Executive Director - Rui Pedro Soares

22 February - Resignation of Executive Director - Fernando Soares Carneiro

2 March - Portugal Telecom informs about favourable decision regarding fine imposed by the Competition Authority

4 March - Full year results 2009

12 March - Notice - Annual General Meeting

16 April - Filing of Annual Report on Form 20-F

16 April - Portugal Telecom’s Annual General Meeting of Shareholders

21 Aprul - Dividend Payment - 2009 Earnings

6 May - 2010 First quarter results

10 May - Portugal Telecom informs about proposal received from Telefónica

1 June - Portugal Telecom informs on the revised proposal received from Telefónica

2 June - Portugal Telecom informs on the proposal document received from Telefónica

4 June - Notice - General Meeting 30 June 2010

7 June - Proposal of the Board of directors to General Meeting of Shareholders 30 June 2010

10 June - Information statement regarding Telefónica’s offer

15 June - PT announces request from Telefónica for the inclusion of a new item on the agenda of the General Meeting from Telefónica

29 June - Portugal Telecom informs on revised consideration for the proposal received from Telefónica

30 June - Portugal Telecom General Shareholders Meeting

30 June - Additional information on the offer over Brasilcel

4 July - Portugal Telecom clarifies recent news about OI

7 July - Additional information on the offer over Brasilcel

8 July - Meo surpasses 700 thousand customers

17 July -Portugal Telecom informs on expiration of Telefonica’s Offer

20 July - Portugal Telecom clarifies recent news about OI

28 July -Portugal Telecom announces the agreement with Telefonica for the sale of Brasilcel

28 July - Portugal Telecom and OI to enter into a strategic partnership

5 August - 2010 First half results

27 September - Portugal Telecom concludes the sale to Telefónica of Brasilcel

27 September - Resignation of Non-Executive Director - José Maria Alvarez-Pallete Lopéz

27 September - Resignation of Non-Executive Director - Santiago Fernández Valbuena

29 September - Portugal Telecom informs that it is in discussions with the Portuguese State regarding the potential transfer of the pension liabilities and pension funds

29 October - PT informs on the extension of the validity of the memorandum of understanding with

OI Group and Anatel’s approval of the transaction

3 November - 2010 First nine month results

3 November - Shareholder remuneration proposal

16 December - Exceptional Dividend Payment

22 December - Portugal Telecom informs about favourable decision regarding fine imposed by the Competition

28 December - Adjustment to exchange price of Exchangeable Bonds due in 2014

III.9. DESCRIPTION OF THE DIVIDEND DISTRIBUTION POLICY ADOPTED BY THE COMPANY

Dividend distribution policy

The Company adopts a dividend distribution policy that, as a general rule, takes into consideration the business opportunities, investor expectations and the financing needs concerning shareholders’ equity, taking into account capital cost and opportunity.

The Board of Directors is exclusively responsible for the proposal of dividend distribution, subject to Portuguese legislation and the Company’s Bylaws.

According to the Company’s Bylaws, at least 40% of the distributable profits of PT shall be distributed to the shareholders as dividend, although the General Meeting of Shareholders may resolve, by a qualified majority of two-thirds of the votes cast, to reduce or not to distribute the dividend.

As regards the resolution approving the application of results, the votes of the majority of class A shares are required to resolve on the distribution of a dividend higher than a percentage of 40% of the distributable net profits.

Dividend distributed in the last financial years

As from the 2005 financial year, and within the takeover bid to which the Company was subject, in 2006 and beginning of 2007, the Board of Directors submitted to the shareholders a remuneration package that included the payment of an annual dividend of 0.475 euros per share in 2006-2007 (concerning the financial years of 2005 and 2006) and 0.575 euros per share in 2008-2009 (concerning the financial years of 2007 and 2008).

The said shareholder remuneration package also included a remuneration of 2.1 billion euros corresponding to a share buyback programme, at market price, which was executed through the acquisition of a minimum of 16.5% of the share capital as of 31 December 2006. Implementation of such programme was completed on 25 July 2008, PT having acquired and cancelled a total of 232,344,000 own shares within the framework of such programme (the last shares acquired within the programme were cancelled in December 2008) corresponding to 20.58% of the share capital on the date the share buyback programme was proposed to the shareholders in 2007.

Furthermore, during the 2007 financial year, the Company freely allotted to its shareholders its holding in its subsidiary PT Multimédia, also in accordance with the terms of the abovementioned shareholder remuneration package, thus executing the spin-off of such company and its subsidiaries. Within this framework PT disposed of 180.6 million PT Multimédia shares.

Taking into account the general dividend distribution policy described above, the Board of Directors announced, on 14 May 2009, its intent to submit to the approval by the shareholders, pursuant to the law, of a degree of dividend per share of 0.575 euros for the years ended on 31 December 2009, 2010 and 2011, such proposal to be subject to the market conditions and PT financial position prevailing at the time, as well as to other factors deemed relevant by the Board of Directors.

In line with such proposal of the management body, the General Meeting of Shareholders approved, on 16 April 2010, the distribution among PT shareholders of an overall amount of 515,494,687.50 euros,

which corresponds to the application of results for the 2009 financial year and resulted in the payment, on 14 May 2010, of an ordinary dividend of 0.575 euros per share.

In the last quarter of 2010, on 3 November, following the disposal of the share held by the PT Group in the Brazilian telecommunications operator Vivo and in anticipation of the proposed investment in Oi, the Board of Directors resolved to submit to PT shareholders a new dividend distribution policy that is consistent, inter alia, with the Company’s financial profile resulting from such transaction.

The shareholder remuneration policy then outlined by the Board of Directors contemplates the distribution of (i) an exceptional dividend of 1.65 euros per share, of which 1.00 euro was paid on 28 December 2010 (as a 2010 profit advance), and 0.65 euros per share will be paid in 2011 (subject to approval by the General Meeting of Shareholders); and (ii) and ordinary dividend of 0.65 euros per share for the financial years ended on 31 December 2010 and 2011, representing a 13% increase as compared to the Company’s original commitment, i.e. 0.575 euros per share for that same period (also subject to approval by the General Meeting of Shareholders).

Additionally, that same policy provides for the adoption by PT of a progressive dividend policy, in order to increase between 3% and 5% the dividend per share for the period 2012-2014.

Furthermore, as from the 2011 financial year, it is the Board of Directors’ intention to approve, as regards the annual ordinary dividend, the payment of an interim dividend based on the Company’s financial performance, in such a way as to allow for a more homogeneous return to its shareholders all along the year.

Obviously, the shareholder remuneration policy as above described is subject to the market conditions, to PT’s financial condition, to the applicable law on distribution of net profits, including additional approvals by the General Meeting of Shareholders, where applicable, and to other factors as the Board of Directors deems relevant from time to time.

In this way, PT strengthened its commitment to provide attractive returns to its shareholders, and simultaneously sustain its financial flexibility in order to continue to invest in its key markets and new products and services, maintaining its long-term competitive position.

In short, the gross dividend per share for the last financial years was as follows:

•                       2010 (exceptional dividend paid on 28 December) — 1.00 euros

•                       2009 — 0.575 euros

•                       2008 — 0.575 euros

•                       2007 — 0.575 euros

•                       2006 — 0.475 euros

•                       2005 — 0.475 euros

•                       2004 — 0.350 euros

•                       2003 — 0.220 euros

As mentioned above, in addition to the 1.00-euro exceptional dividend already paid on 28 December 2010, the Board of Directors will submit to the annual General Meeting of Shareholders a proposal for allocation to the shareholders of an exceptional dividend in the amount of 0.65 euros per share, as well as an ordinary dividend of 0.65 euros per share for the 2010 financial year, both payable after the 2011 annual General Meeting of Shareholders(4).

III.10 MAIN CHARACTERISTICS OF SHARE ALLOTMENT AND SIMILAR PLANS

During the 2010 financial year, the Company did not adopt any share allotment or share call option plans, nor did any such plans remain in force, regarding Group directors or employees or any third parties.

III.11. TRANSACTIONS WITH THE MANAGEMENT AND SUPERVISION OR COMPANIES IN A CONTROL OR GROUP RELATIONSHIP

Relevant transactions with members of corporate bodies or companies in a control or group relationship with PT are described in Note 45 to the consolidated financial statements included in the Report and Consolidated Accounts 2010.

III.12. TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING

Relevant transactions with owners of qualified holdings or entities in a relationship with the same as provided for under article 20 of the Portuguese Securities Code are described in Note 45 to the consolidated financial statements included in the Report and Consolidated Accounts 2010.

III.13. INTERVENTION OF THE SUPERVISORY BODY IN THE PRIOR EVALUATION OF TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING

In December 2009 and December 2010, the Regulation on related party transactions was subject to some changes essentially aimed at adjusting it to the modifications made to IAS 24 and to the Corporate Governance Code issued by CMVM, as well as adopting the market best practices in this matter.

According to the current version of this Regulation, notwithstanding its exclusion of certain transactions (notably if carried out under normal market conditions), in case of transactions between PT, or any of its subsidiaries, and related parties, including owners of qualified holdings or entities in a relationship with the same pursuant to article 20 of the Portuguese Securities Code, or any renewals thereof, the aggregate amount per party of which is in excess of 100,000 euros (one hundred thousand euros) per quarter, the execution of the same may be approved only upon a prior favourable opinion by the Audit Committee confirming that, in view of the justification submitted, the proposed transaction complies with the rules on conflicts of interest and observes the principle of equal treatment of suppliers or service providers of the PT Group, notably as to the agreed terms and conditions.

For such purpose, the Audit Committee shall be provided with certain information on the transaction as to which it has to give its opinion, including sufficient information on the characteristics of the

(4) Calculated in light of the net income evidenced on the individual financial statements and determined according to the accounting principles in force in Portugal, after deduction of retained losses and a 5% allocation to the legal reserve until it has reached 20% of the share capital, and amortization of expenses as provided for under article 33 of the Companies Code.

transaction in question, notably under the strategic, financial, legal and fiscal viewpoint, information on the nature of the relationship existing between PT and the shareholders in question, and the impact of the transaction on the financial position of the PT Group.

Furthermore, transaction with owners of a qualified holding or related parties pursuant to article 20 of the Portuguese Securities Code, or any renewals thereof, the aggregate amount per party of which exceeds 1,000,000 euros (one million euros) are subject to approval by the Board of Directors.

III.14. DESCRIPTION OF STATISTICAL DATA (NUMBER, AVERAGE AND MAXIMUM VALUE) FOR TRANSACTIONS SUBJECT TO PRIOR INTERVENTION BY THE SUPERVISORY BODY

During the 2010 financial year, ten transactions with related parties, in an average amount of 1,080 million euros and a maximum amount of 7,500 million euros, were submitted to the prior opinion of the Audit Committee.

III.15. ACTIVITY CARRIED OUT BY THE AUDIT COMMITTEE

Information already made available in Chapter II.4.

III.16. REFERENCE TO THE EXISTENCE OF AN INVESTOR SUPPORT OFFICE OR OTHER SIMILAR SERVICE

It is PT’s policy to supply clear and transparent information, on a regular basis, to its shareholders and other members of the financial community.

The purpose of the Investor Relations Office consists in ensuring adequate relations with shareholders, investors, analysts and financial markets generally, in particular with the Markets and Stock Exchanges where PT is listed and their respective regulatory entities: CMVM and SEC.

This Office regularly prepares presentations, communications and press releases on quarterly, interim and annual results, as well as any inside information affecting the PT Group as a whole. It also provides all sorts of clarifications to the financial community in general - shareholders, investors (both qualified investors and retail) and analysts.

During 2010, PT pursued its investor relation activities, and held several events, notably road shows, presentations to investors and analysts, meetings and conference calls, and it has taken part in conferences in Europe and the United States.

In 2010, PT held three roadshows in Europe, US and Middle East, thus expanding the reach of such initiatives. Additionally, PT held over 232 meetings with analysts and investors.

The quality of the investor relation activities was once again acknowledged by the financial community both at national and international levels. Any interested party may have access to the Investor Relations Office through the following contacts:

Nuno Vieira Investor Relations Office
Telephone:	+351.21.500.1701
Fax:	+351.21.500.0800
E-mail:	nuno.t.vieira@telecom.pt
Address:	Av. Fontes Pereira de Melo, 40-9º, 1069-300 Lisboa — Portugal
Company Switchboard:	+351.21.500.2000
Websites:	http://www.telecom.pt; http://ir.telecom.pt

In addition to other information, the Investor Relations Office keeps the following information updated on PT’s website, in Portuguese and in English:

•                       Company name, its nature of public company, registered office and other data pursuant to article 171 of the Portuguese Companies Code;

•                       The Bylaws;

•                       The identity of the members of the corporate bodies and of the representative for relations with CMVM and the market;

•                       Duties of and access means to the Investor Relations Office as described above;

•                       For a period of five years, the annual, interim and quarterly financial statements;

•                       An yearly schedule of corporate events, which is disclosed at the beginning of each year and includes, among other information, scheduled General Meetings of Shareholders and disclosure of annual, interim and quarterly accounts;

•                       Notices of the General Meetings of Shareholders, as well as proposals to be submitted to discussion and voting by the shareholders, at least 21 days in advance of the meeting date.

III.17. INDICATION OF THE AMOUNT OF ANNUAL REMUNERATION PAID TO THE AUDITOR AND OTHER INDIVIDUALS OR CORPORATION IN THE SAME NETWORK SUPPORTED BY THE COMPANY AND OR BY CORPORATIONS IN A CONTROL OR GROUP RELATIONSHIP, AS WELL AS SPECIFICATION OF THE PERCENTAGE OF EACH TYPE OF SERVICE

During the 2010 financial year, the annual remuneration paid to PT’s External Auditors, Deloitte & Associados, SROC, S.A. (“External Auditors”) and other companies in the same international network as Deloitte was 2,449,610 euros. Such payment was distributed among the following services:

	2010		2009
	Amount €	%	Amount €	%
Auditing services	1,912,974	78%	1,667,480	69%
Other reliability guarantee services	193,420	8%	227,532	9%
Tax consultancy services	143,000	6%	181,417	8%
Services other than auditing services	200,216	8%	340,621	14%
Total	2,449,610	100%	2,417,050	100%

The services other than auditing services provided to the Company by the External Auditor and entities in a holding relationship with or incorporated in the same network as the External Auditor were previously approved by the Audit Committee, upon review of each specific service, which considered the following aspects: (i) such services having no effect on the independence of the External Auditor and any safeguards used; and (ii) the position of the External Auditor in the provision of such services, notably the External Auditor’s experience and knowledge of the Company.

Furthermore, although hiring services other than auditing services to the External Auditor is admissible, it is envisaged as an exception. In this way, as referred to above, in 2010, such services did not reach 30% of the total amount of services provided to the Company.

In order to safeguard the independence of the External Auditors, the following powers of the Audit Committee were exercised during the 2010 financial year and should be highlighted:

•                       Appointment and hiring of External Auditors and responsibility for establishing their remuneration, as well as pre-approval of any services to be hired from the External Auditors;

•                       Direct and exclusive supervision by the Audit Committee;

•                       Assessment of the qualifications, independence and performance of the External Auditors, and obtaining, yearly and directly from the External Auditors, written information on all relations existing between the Company and the Auditors or associated persons, including all services rendered and all services in progress; in fact, the Audit Committee, in order to evaluate independence, obtained from the External Auditors information on their independence in light of article 62B of Decree-Law no. 224/2008 of 20 November 2008, which amends the articles of association of the Chartered Accountant Professional Association;

•                       Review of the transparency report, signed by the Auditor and disclosed at its website. This report covers the matters provided for under article 62A of Decree-Law no. 224/2008, including those regarding the quality control internal system of the audit firm and the quality control procedures carried out by the competent authorities;

•                       Definition of the Company’s hiring policy concerning persons who have worked or currently work with the External Auditors;

•                       Review, with the External Auditors, of the scope, planning and resources to be used in their services;

•                       Responsibility for the settlement of any differences between the Executive Committee and the External Auditors concerning financial information.

Within this context, it should be particularly stressed that External Auditor independence was safeguarded by the implementation of the Company’s policy on pre-approval of the services to be hired to External Auditors (or any entity in a holding relationship with or incorporating the same network as the External Auditors), which results from the application of the rules issued by SEC on this matter. According to such policy, the Audit Committee makes an overall pre-approval of the services proposal made by the External Auditors and a specific pre-approval of other services that will eventually be provided by the External Auditors, particularly tax consultancy services and services other than “audit and audit related” services.

It should also be stressed that, in accordance with SEC rules, the Audit Committee, within its responsibilities, has defined the rules on the limitations and restrictions the PT Group must comply with should there be an intention to hire persons currently employed by the External Auditors’ company.

Pursuant to its duties and in line with CMVM Recommendations II.4.4 and II.4.5, the Company’s Audit Committee assessed and confirmed the independence of the External Auditors, and appraised their work during the 2010 financial year as positive.

Finally, it should be mentioned that the internal control and risk management system implemented in the Company is submitted to certification by the External Auditors each year, in accordance with the stipulations of Section 404 of the Sarbanes-Oxley Act, and that no deficiencies classified as Material Weakness were reported by the External Auditors that might put into question the effectiveness of the system as implemented or its suitability to the needs of the Group. Additionally, in order to fully comply with CMVM Recommendation no III.1.4., the External Auditors have also verified the application of the remuneration policies and systems in force in the Company during the 2010 financial year. For any additional information on this subject, we recommend that you read the annual report of the activity carried out by the Audit Committee as referred to in Chapter II.4. of this Report.

III.18. REFERENCE TO THE ROTATION PERIOD OF THE EXTERNAL AUDITOR

Up to closing of the accounts for the 2003 financial year, the duties of External Auditor to PT were performed by the firm Freire, Loureiro & Associados, SROC, S.A., which company became a member of the Deloitte international network as from mid-2002 and which was incorporated in the auditing firm as of then styled Deloitte & Associados, SROC, S.A. in mid-2004.

This firm performs the duties of PT External Auditor under an agreement that was originally executed for the 2004 and 2005 financial years, following a request for tenders launched in 2003, which agreement has been successively extended for the following financial years. In this way, PT External Auditor has not yet completed the three-year term of office of the corporate bodies, which will occur at the end of the 2011 financial year.

In any case, within the scope of a specific opinion on independence conditions of PT External Auditor and on the benefits and costs of its substitution, it was the Audit Committee’s understanding that not interrupting Deloitte’s term of office, now in progress, is not only appropriate but also suitable for PT, taking into account, inter alia, the following aspects:

a)                  Independence of the External Auditor in the light of both the Portuguese and the US legislation, by which PT is bound as a foreign private issuer;

b)                 Pursuant to the applicable requirements, a new partner was appointed, in 2009, as the person responsible for directing or directly conducting the external auditing jobs;

c)                  Benefits of a technical, coordination and company knowledge nature, which are critical to auditing quality in PT as an organization having securities admitted to trade on Euronext Lisbon and NYSE.

APPENDIX I

United States rules applicable to PT, as a Foreign Private Issuer

As a foreign private issuer listed on the New York Stock Exchange (“NYSE”), PT is subject to the following set of mandatory corporate governance rules, which are fully complied with by PT:

•                       The following provisions of the Sarbanes-Oxley Act of 2002 (“SOX”)(4), as well as the rules approved by the U.S. Securities and Exchange Commission (“SEC”) implementing such provisions(5) (both SOX and SEC rules and regulations are fully complied with by PT):

Sarbanes-Oxley Act

Sections 201 and 202	Prohibition of rendering of certain non-audit services by auditors and prior approval of audit services.

Section 203	Rotation of the audit partner.

Section 204	Auditor’s report to the audit committee.

Section 206

Prohibition on engaging as auditor any firm for which certain of the issuer’s officers (CEO, Controller, CFO, Chief Accounting Officer or any person otherwise in a financial reporting oversight role with the issuer) was an employee and participated in the issuer’s audit in the preceding year.

Section 301	Standards relating to audit committees (including independence).

Section 302 and 906	Certification of Form 20-F by the CEO and CFO.

Section 303	Prohibition of exercising improper influence on audits by directors and officers or any other person acting under their direction.

Section 304	CEO and CFO disgorgement of incentive compensation following restatement of financial reports.

Section 306	Prohibition of certain transactions by insiders during certain blackout periods.

Section 307	Professional liability and reporting duties by the issuer’s attorneys regarding potential breaches of securities laws and fiduciary duties.

Section 402	Prohibition on issuer loans to directors and executive officers.

Section 406	Disclosure of whether or not the issuer has a code of ethics (and if not, why not) and of any amendments or waivers to said code of ethics.

Section 407	Disclosure of whether the issuer has an audit committee financial expert (and if not, why not).

(4)  Available at http://pcaobus.org/About/History/Documents/PDFs/Sarbanes_Oxley_Act_of_2002.pdf.

(5)  Available at www.sec.gov.

•                       In addition, the Company is subject to the following rules provided for in Section 303A on Corporate Governance Standards of the NYSE Listed Company Manual (“the Manual”)(6), which are fully complied with by PT:

Section 303A

Mandatory rules

Listed foreign private issuers are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12 (b) and (c).

Section 303A.06	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (“Rule 10A-3”).

Section 303A.11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Section 303A.12(b)	The CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with the applicable rules set forth in Section 303A.

Section 303A.12(c)

The listed company is required to submit to the NYSE an executed annual Written Affirmation, as well as an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

•                       Pursuant to Section 301 of SOX and of Section 303A.06 of the Manual, PT shall comply with Rule 10A-3 on listing standards relating to audit committees approved by SEC(7).

•                       In this context, the Company has established an audit committee in full compliance with the following provisions set forth in Rule 10A-3 (opting out of the exemptions foreseen therein for foreign private issuers):

Rule 10A-3	Standards applicable to the audit committee

Paragraph (b)(1)(i)	Each of the audit committee members shall be independent and comprise the issuer’s board of directors.

Paragraph (b)(1)(ii)	In order to be deemed as independent, the audit committee member shall not, unless in his/her capacity as a member of the audit committee, of the board of directors or of any other board committee:

(a) Accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, unless otherwise provided in the exceptional situations foreseen in this Rule; or

(b) Be an affiliated person, as defined in this Rule, of the issuer or any subsidiary thereof.

(6)  Available at: http://nysemanual.nyse.com/lcm/.

(7)  Available at:

http://ecfr.gpoaccess.gov/cgi/t/text/text-idx?c=ecfr&sid=eba5da6f2ac0d20d097bfb7a59ae1faf&rgn=div5&view=text&node=17:3.0.1.1.1&idno=17#17:3.0.1.1.1.1.58.84.

Rule 10A-3	Standards applicable to the audit committee

Paragraphs (b)(2) and(3)	The audit committee is directly responsible for:

(a) The appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, and each such registered public accounting firm must report directly to the audit committee;

(b) Establishing procedures for the (i) receipt, retention, and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (ii) confidential and anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Paragraphs (b)(4) and (5)	Autonomy in the engagement of advisors and the provision of funding to the audit committee.

APPENDIX II

Code of Ethics

The PT Group’s Code of Ethics, as revised on 17 December 2009, applies to all employees of the Group in order to guarantee a set of common ethical standards for all the Group’s companies. Its update and implementation are permanently monitored by the Corporate Governance Committee.

The goals, values and rules listed in the Code of Ethics incorporate the PT Group’s culture, which should preside over the professional conduct of all those who work at its companies, and imposes its disclosure with investors, customers, suppliers, regulatory authorities and competitors.

The frameworking values for the principles and conduct rules in the PT Group Code of Ethics, as best described therein, consist notably in the following:

•                       Protecting all shareholder rights and interests, and safeguarding and increasing the worth of the assets of the companies incorporating the PT Group;

•                       Observing the duties of loyalty and confidentiality, and ensuring the principle of accountability by all PT Group’s employees;

•                       Good governance of the PT Group;

•                       Scrupulously complying with all laws and regulations applicable to the various Group businesses;

•                       Settling any conflicts of interest, and submission of the Group’s employees to all pertinent limits as to economic transactions;

•                       Institutionally and individually observing high integrity, loyalty and honesty standards, both in relations with investors, customers and regulatory authorities, and in inter-personal relations between PT Group employees;

•                       Good faith in any negotiation, and scrupulously complying with contractual obligations vis-à-vis all customers and suppliers;

•                       Observing vigorous, loyal competition practices;

•                       Acknowledging the principles of equal opportunities, individual merit and need for respecting and appreciating human dignity in professional relations;

•                       Fairness and equal treatment, ensuring non-discrimination by reason of race, gender, age, sexual orientation, faith, marital status, physical deficiency, political orientation or opinions of whatever nature, ethnical or social or birth origin;

•                       Guaranteeing safety and well-being at work;

•                       Social and environmental responsibility with the communities where the PT Group’s corporate businesses are carried out.

The full text of the PT Group Code of Ethics is available for consultation on the Company’s official website (www.telecom.pt) and may also be made available through the Investor Relations Office.

Code of Ethics for Senior Financial Officers

PT’s Board of Directors has approved the “Code of Ethics for Senior Financial Officers”, reinforcing the importance of the specific ethical rules applicable to all PT employees that are directly or indirectly involved in the preparation, analysis and disclosure of financial statements, press releases or any other information to be disclosed to the markets in connection with any one of the entities that composes the Group.

The Code of Ethics for Senior Financial Officers reinforces the principles of honesty and answerability and regulates aspects such as the reporting of conflicts of interest, competence and professionalism, professional secrecy, compliance with the laws applicable to the Group and the responsibility for disclosure of information. Its scope has been disclosed to all relevant employees through the annual signature of a compliance statement.

This Code is also available on the Company’s website.

Procedures implemented by PT for compliance with the rules applicable to Officer and Related Party Transactions

In order to fulfil the legal and regulatory requirements applicable to the Company concerning Manager and Related Party Transactions, PT has adopted a set of procedures aiming at fully complying with such rules.

a) Transactions by Group Officers

In 2006, the transactions by the PT Group’s officers were regulated through a Regulation on Transactions by the Group’s Officers, which replaced the former Regulation on Transactions for the account of Senior Managers.

This Regulation was issued in line with the amendment implemented by Decree-Law no. 52/2006 of 15 March 2006 to the Portuguese Securities Code, notably aiming at extending the objective and subjective scope of the matters and definitions specified under the applicable legal and regulatory rules in order to complete the system of rules on Corporate Governance and good conduct practices that were already implemented by PT in order to strengthen market abuse prevention.

However, in 2008, the Company thought it should revise such document to adjust its rules to the new conditions and to expedite the insertion of data in the database implemented by the Securities Market Commission for this purpose. In particular, it was taken into account that since the approval of such Regulation several facts occurred having an effect on the PT Group’s structure, specially the spin-off of its subsidiary PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA (currently, ZON Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA).

In this way, such amendment implements the means for compliance with the legal obligations of communication, by the PT Group officers, of the transactions carried out with their participation.

Transactions by corporate officers are disclosed on the CMVM Information Disclosure System as provided for under the applicable laws and regulations.

b) Related Party Transactions

The Company has in force, since 2006, a Regulation on Transactions with Related Parties aimed at implementing a set of procedures towards ensuring a correct identification and disclosure of transactions with related parties, as well as defining the relevant concepts of “transaction” and “related parties”.

This Regulation pursues a double purpose: (1) permitting PT’s financial statements to evidence, if and where applicable, the possibility that the Company’s financial position and results are affected by the existence of related parties and by transactions and pending balances for the same; and (2) safeguarding PT’s interest in potential conflict of interest situations vis-à-vis the interests of persons or entities understood as having the possibility of influencing, either directly or indirectly, its management.

Such rules provide for internal control procedures and mechanisms that ensure the proper identification and disclosure of transactions with related parties, involving a preliminary stage of definition, identification and transparency in the transaction decision-making process, to culminate in the disclosure of relevant transactions according to the Portuguese Securities Code rules and with the Portuguese Securities Commission (CMVM) and the United States Securities and Exchange Commission (SEC) regulations.

In December 2009 and December 2010, the Regulation on transactions with related parties was subject to modifications essentially aimed at adjusting it to the amendment made to IAS 24 and to the Corporate Governance Code issued by CMVM, as well as at adopting the best market practices on this matter.

Within this framework, the most significant modification consisted in providing for rules for a prior assessment by the Audit Committee of the execution of certain related party transactions, where some material requirements as described on the Regulation are met.

In this way and in short, the execution by the PT Group of any transaction with related parties the aggregate amount of which per party is in excess of 100,000 Euros per quarter is now subject to a prior favourable opinion by the Audit Committee. Furthermore, transactions with shareholders of a qualified holding or with special voting rights, with their relatives or with entities in a relationship as provided for under article 20 of the Portuguese Securities Code with the said shareholders or relatives, the aggregate amount of which exceeds 1,000,000 Euros per year are subject to approval by PT’s Board of Directors. The Audit Committee’s opinion shall confirm that, in view of the justification submitted, the proposed transaction complies with the rules on conflicts of interest and observes the principle of equal treatment of suppliers or service providers of the PT Group, notably as to agreed terms and conditions.

Transactions with directors either of PT or its subsidiaries, irrespectively of the amount involved, are also subject to the prior approval by the relevant Board of Directors, upon favourable opinion by their respective corporate supervisory body, as provided for under article 397 of the Portuguese Companies Code.

Transactions with related parties are identified as established by law and are disclosed in the annual, interim and quarterly financial information.

Sustainable Development and Social Responsibility Policy

PT’s corporate sustainability and social responsibility strategy is integrated in a consistent and transverse way within the Group and is based on the development and monitoring of a vast combination of practices and procedures at three main levels: economic, environmental and social. For such reason, PT has defined as its strategic goal to become a sustainability benchmark in Portugal and in the countries where PT operates.

Within this framework, PT is a signatory of and actively participates in a number of international organisations connected to the advancement of the best practices leading to sustainable development. PT is a signatory of the sustainability principles of the United Nations Global Compact, the Social Responsibility charter of the Union Network International, the sustainability charter of ETNO — European Telecommunications Network Operators Association, and is a member of the Business Council for Sustainable Development of Portugal (BCSD Portugal).

The sustainability report is published each year, simultaneously with the consolidated report and accounts, and it is prepared in accordance with the guidelines of the Global Reporting Initiative (GRI). The report is audited by an independent external entity. This document outlines the practices and economic, social and environmental references that allow the performance of the company to be highlighted in a three-dimensional sustainability perspective, as well as the commitments undertaken by PT towards its stakeholders.

It should also be mentioned that, in September 2010, PT was incorporated in the Dow Jones Sustainability World Index in the telecommunications sector. The Dow Jones Sustainability Index is one of the most prestigious indices worldwide, which analyses the performance of companies listed on the New York Stock Exchange in terms of sustainability, and it is considered a reference by analysts and investors. Currently, Portugal Telecom is the sole Portuguese company with a presence in the most important sustainability indices in the world, i.e. the Dow Jones Sustainability Index and FTSE4Good, of which it is a part since 2005.

APPENDIX III

Functions performed by members of the management body in other companies

The functions performed by each director in other companies are as follows:

•                  Henrique Granadeiro (Chairman of the Board of Directors)

Functions in other PT Group companies:

Chairman of the General Council of Fundação Portugal Telecom

Functions in other entities:

Chairman of the General Board of the University of Lisbon

Member of the Strategy Council of Banco Finantia

Member of the Council of Curators of Fundação Luso-Brasileira

Non-executive Director of Fundação Eugénio de Almeida

•                  Zeinal Bava (Chief Executive Officer)

Functions in other PT Group companies:

Chairman of the Board of Directors of PT Portugal, SGPS, SA

Chairman of the Board of Directors of PT Comunicações, SA

Chairman of the Board of Directors of TMN - Telecomunicações Móveis Nacionais, SA

Chairman of the Board of Directors of Portugal Telecom, Inovação, SA

Chairman of the Board of Directors of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA

Chairman of the Board of Directors of PT Móveis — Serviços de Telecomunicações, SGPS SA

Chairman of the Board of Directors of Portugal Telecom — Investimentos Internacionais, Consultoria Internacional, SA

Chairman of the Board of Directors of PT Participações, SA

Chairman of the Board of Directors of Fundação Portugal Telecom

Functions in other entities:

Member of the Council of Founders of Casa da Música

Member of the Board of Directors of Fundação Luso-Brasileira

Member of the Board of Directors of Fundação Portugal África

Member of the General Board of Cotec Portugal

Member of the General Board of Fundação Portuguesa das Comunicações

•                  Luís Pacheco de Melo (Executive Director)

Functions in other PT Group companies:

Chairman of the Board of Directors of PT Centro Corporativo, SA

Chairman of the Board of Directors of Portugal Telecom Imobiliária, SA

Chairman of the Board of Directors of PT Prestações — Mandatária de Aquisições de Gestão de Bens, SA

Chairman of the Board of Directors of Previsão — Sociedade Gestora de Fundos de Pensões, SA

Chairman of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, SA

Chairman of the Board of Directors of Portugal Telecom — Associação de Cuidados de Saúde

Chairman of the Board of Directors of PT Ventures, SGPS SA

Vice-Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais, Consultoria Internacional, SA

Vice-Chairman of the Board of Directors of PT Móveis — Serviços de Telecomunicações, SGPS SA

Vice-Chairman of the Board of Directors of PT Participações, SA

Member of the Board of Directors of UOL, SA

Director of Africatel Holdings B.V.

Director of Unitel, SARL

Chairman of the Management Board of Portugal Telecom Ásia, Limitada

Functions in other entities:

Not applicable.

•                  Carlos Alves Duarte (Executive Director)

Functions in other PT Group Companies:

Director of PT Portugal, SGPS SA

Executive Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA

Executive Director of PT Comunicações, SA

Executive Director of TMN — Telecomunicações Móveis Nacionais, SA

Chairman of the Board of Directors of PT Sistemas de Informação, SA

Vice-Chairman of the Board of Directors of CaixaNet SA

Chairman of the Board of the General Meeting of INESC

Functions in other entities:

Not applicable

•                  Manuel Rosa da Silva (Executive Director)

Functions in other PT Group companies:

Director of PT Portugal, SGPS SA

Executive Director of PT Comunicações, SA

Executive Director of TMN — Telecomunicações Móveis Nacionais, SA

Executive Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA

Director of PT Prime Tradecom — Soluções Empresariais de Comércio Electrónico, SA

Functions in other entities:

Director of Sportinveste — Multimédia, SGPS, SA

Director of Sportinveste — Multimédia, SA

•                 Shakhaf Wine (Executive Director)

Functions in other PT Group companies:

Chief Executive Officer and Chairman of the Board of Directors of Portugal Telecom Brasil SA

Chairman of the Board of Directors of Mobitel SA

Chairman of the Board of Directors of PT Multimédia.com Brasil Ltda.

Functions in other entities:

Not applicable.

•                  Francisco Manuel Marques Bandeira (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, SA

Chairman of the Board of Directors of Banco Português de Negócios SA

Chairman of the Board of Directors of Banco Efisa

Vice-Chairman of the Board of Directors of Banco Nacional de Investimento, SA (Mozambique)

Non-executive Chairman of Banco Caixa Geral Totta Angola, SA

Chairman of Parbanca, SGPS, SA

Member of the Board of Partang, SGPS, SA

Member of the Board of Parcaixa, SGPS, SA

Non-Executive Vice-Chairman of the Board of Directors of Banco Comercial e de Investimentos, SARL (Mozambique)

Non-executive Chairman of the Management Board of Caixa Geral de Aposentações, I.P.

Non-Executive Director of Visabeira, SGPS, SA

Member of the Compensation Committee of REN — Redes Energéticas Nacionais, SGPS, SA

•                  José Xavier de Basto (Non-Executive Director and Member of the Audit Committee)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Member of the Financial Matters Committee of Millenium BCP, SA, since April 2009

Member of the Ordem dos Técnicos Oficiais de Contas (CTOC)

•                  João de Mello Franco (Non-Executive Director and Chairman of the Audit Committee)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Director and Chairman of the Audit Committee of EDP Renováveis, SA

•                  Joaquim Goes (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Director of Banco Espírito Santo, SA

Director of E.S.VENTURES, SCR, SA

Director of BES-Companhia de Seguros, SA

Director of Glintt, Global Intelligent Technologies, SGPS SA

•                  Mário João de Matos Gomes (Non-Executive Director and Member of the Audit Committee)

Functions in other PT Group companies:

Chairman of the Supervisory Board of Previsão — Sociedade Gestora de Fundos de Pensões, SA

Functions in other entities:

Not applicable.

•                  Gerald McGowan (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Not applicable.

•                  Rafael Luís Mora Funes (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Vice-Chairman of the Board of Directors/COO of Ongoing Strategy Investments, SGPS SA

Vice-Chairman of the Board of Directors of Grupo Económica, SGPS SA

Member of the Supervisory Board of INDEG—ISCTE Business School

Member of the Board of Automóvel Clube de Portugal

Managing Partner of Heidrick & Struggles

•                  Maria Helena Nazaré (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chairman of the Advisory Board of Fundação Galp Energia

President of the Potuguese Physics Society

Vice-President of European University Association since March 2009

Chair of the working group of the EUA on Internationalization

Member of the Institutional Evaluation Group of the EUA since 2004

Chair of the Specialized Committee for the Research and Transfer of Knowledge Transfer of the Council of Portuguese Universities’ Principals

Member of the Expert Group established by the European Commission for the development of the European Research Area

Chair of Fundação João Jacinto de Magalhães

Member of the Executive Board of Fundação das Universidades Portuguesas

Member of the Steering Committee of the Institutional Evaluation EUA since 2005

•                  Amílcar de Morais Pires (Non-Executive Director)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

Director of Banco Espírito Santo, SA

Director of BES-Vida, Companhia de Seguros, SA

Director of Banco Espírito Santo de Investimento, SA

Chairman of the Board of Directors of Bank Espírito Santo (International) Limited

Chairman of the Board of Directors of BIC — International Bank, Ltd (BIBL)

Director of ESAF — Espírito Santo Activos Financeiros, SGPS, SA

Director of Espírito Santo PLC (Dublin)

Director of Banco Espírito Santo Oriente, SA

Director of BES Finance Limited

Director of ES Tech Ventures, Sociedade de Participações Sociais, SA

Director of Espirito Santo — Empresa de Prestação de Serviços, ACE

Chairman of the Board of Directors of AVISTAR, SGPS SA

Director of BES Africa, SGPS SA

•                  Francisco T. Pereira Soares (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chairman of the Environment Committee of CEEP — Centro Europeu de Empresas com Participação Pública e de Interesse Económico Geral, Brussels

Consultant to Parpública, SA

•                  Jorge Tomé (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Director of Caixa Geral de Depósitos, SA

Chairman of the Board of Directors of Caixa — Banco de Investimento, SA

Chairman of the Board of Directors of Gerbanca, SGPS, SA

Director of Banco Comercial e de Investimentos, SA

Chairman of the Board of Directors of TREM — Aluguer de Material Circulante, ACE

Chairman of the Board of Directors of TREM II — Aluguer de Material Circulante, ACE

Chairman of the Board of Directors of CREDIP — Instituição Financeira de Crédito, SA

Member of the Advosry and Strategy Committee of Fomentinvest, SGPS, SA

Vice-Chairman of the Board of Directors of Banco Caixa Geral — Brasil, SA

Member of the Board of Directors of Parcaixa, SGPS SA

Member of the Board of Directors of Cimpor — Cimentos de Portugal, SGPS SA

•                  Paulo José Lopes Varela (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other companies:

Chief Executive Officer of Grupo Visabeira, SGPS SA

Chairman of the Board of Directors of Visabeira Global, SGPS SA,

Chairman of the Board of Directors of Vista Alegre Atlantis, SA

•                  Milton Almicar Silva Vargas (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Member of the Board of Directors of Cielo SA, since July 2009

Effective member of the Board of Directors of CPM Braxis SA since July 2009, having held that same office during the period of June 2000 — April 2005

Effective member of the Board of Directors of Fleury SA since July 2009

Member of the Board of Directors of Monteiro Aranha SA since December 2009

•                  Nuno de Almeida e Vasconcellos (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chairman of the Board of Directors of Rocha dos Santos Holding, SGPS, SA

Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS SA

Chairman of the Board of Directors of Ongoing TMT

Chairman of the Board of Directors of Ongoing Media

Chairman of the Board of Directors of Ongoing Telecom

Chairman of the Board of Directors of Ongoing Technology

Chairman of the Board of Directors of Económica SGPS

Chairman of the Board of Directors of Rocksun, SA

Chairman of the Board of Directors of Insight Strategic Investments, SGPS SA

Non-executive Director of Heidrick & Struggles

Member of the General Board of ISCTE

Member of the Board of Automóvel Clube de Portugal

Professional qualifications and professional activities performed during the last 5 years

Henrique Granadeiro (Chairman of the Board of Directors)

Portuguese, 67 years old

Elected for the first time in 2003 | Former term of office ended on 31 December 2008 and was re-elected in 2009 | Chief Executive Officer of Portugal Telecom, SGPS SA from 2006 to March 2008  |  Chairman of the Board of Directors of Africatel Holdings B.V. from 2007 to 2008  |  Chairman of the Board of Directors of PT Rede Fixa, SGPS SA, SA from 2006 to 2009  |  Chairman of the Board of Directors of PT Centro Corporativo, SA from 2006 to 2008  |  Chairman of the Board of Directors of PT Portugal, SGPS SA from 2006 to 2007  |  Chairman of the Board of Directors of Fundação Portugal Telecom from 2006 to 2008  |  Member of the General Board of COTEC Portugal — Associação Empresarial para a Inovação from 2006 to 2009 | Member of the Council of Founders of Fundação Casa da Música from 2006 to 2009 | Member of the Board of Directors of Fundação Portal África from 2006 to 2009 ! Vice-Chairman of the Board of ELO — Associação Portuguesa para o Desenvolvimento Económico e a Cooperação during 2009 | Non-Executive Member of the Board of Directors of OPCA — Obras Públicas e Cimento Armado, SA from 2005 to 2007  |  Member of the Board of Directors of Espírito Santo Resources from 2005 to 2007  |  Chairman of the Board of Directors of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from 2006 to 2007  |  Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from 2002 to 2006  |  Non-Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA, in 2001  |  Chief Executive Officer of Lusomundo Media, SGPS, SA from 2002 to 2004  |  Chief Executive Officer of Diário de Notícias from 2002 to 2004  |  Chief Executive Officer of Jornal do Fundão from 2002 to 2004  |  Chief Executive Officer of Jornal de Notícias from 2002 to 2004  |  Chief Executive Officer of TSF from 2002 to 2004  |  Chief Executive Officer of Açoreano Oridental from 2002 to 2004  |  Chief Executive Officer of DN da Madeira from 2002 to 2004  |  Chairman of the Board of Directors of Aleluia — Cerâmica Comércio e Indústria, SA from 2000 to 2004  |  Member of the Board of Directors of Aleluia — Cerâmica Comércio e Indústria, SA from 2004 to 2007  |  Member of the Board of Directors of Parfil SGPS, SA from 2001 to 2004  |  Chairman of the Board of Directors of Margrimar - Mármores e Granitos SA from 1999 to 2005  |  Chairman of the Board of Directors of Marmetal — Mármores e Materiais de Construção, SA from 1999 to 2005  |  Member of the Board of Directors of Controljornal SGPS, SA from 1990 to 2001  |  Member of the Board of Directors of Sojornal — Sociedade Jornalística e Editorial SA from 1990 to 2001  |  Director of Marcepor — Mármores e Cerâmicas de Portugal, SA in 1990  |  Chairman of Fundação Eugénio de Almeida from 1989 to 1992  |  Chairman of IFADAP — Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 to 1990  |  Managing Director of Fundação Eugénio de Almeida from 1981 to 1987  |  Member of the Board of Directors of M.N. Tiago, Construções SA during 1981  |  Member of the Board of Directors of Standard Eléctrica during 1981  |  Portuguese Ambassador to the OECD from 1979 to 1981  |  Head of the Civil House of the President of the Republic of Portugal from 1976 to 1979  |  Graduate in Corporate Organization and Business Administration by the Instituto Universitário de Évora (Sociology Department).

Zeinal Bava (Chief Executive Officer)

Portuguese, 45 years old

Elected for the first time in 2000 | Former term of office ended on 31 December 2008 and was re-elected in 2009. Appointed Chief Executive Officer of Portugal Telecom SGPA SA in March 2008 | Chairman of the Board of Directors of PT Ventures, SGPS SA from November 2008 to July 2010 | Chief Executive Officer of TMN — Telecomunicações Móveis Nacionais, SA from December 2005 to May 2006

| Chairman of the Board of Directors of PT Centro Corporativo, SA from March 2006 to April 2009 | Chairman of the Board of Directors of PT Sistemas de Informação, SA from September 2007 to April 2009 | Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, SA from February 2003 to June 2008 | Chairman of the Board of Directors of Previsão — Sociedade Gestora de Fundos de Pensões, SA from March 2003 to October 2007 | Member of the Board of Directors of Brasilcel, NV from December 2002 to October 2007 | Chief Executive Officer of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from May 2003 to September 2007 | Chairman of the Board of Directors of TV Cabo Portugal, SA from March 2004 to September 2007 | Chairman of the Board of Directors of PT Conteúdos — Actividade de Televisão e de Produção de Conteúdos, SA until September 2007 | Vice-Chairman of the Board of Directors of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from November 2002 to September 2007 | Chairman of the Board of Directors of Lusomundo Cinemas, SA until September 2007 | Chairman of the Board of Directors of Lusomundo Audiovisuais, SA until September 2007 | Chairman of the Board of Directors of PT Televisão por Cabo, SGPS, SA until September 2007 | Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, SA from April 2004 to April 2006 | Chairman of the Board of Directors of PT Prestações — Mandatária de Aquisições de Gestão de Bens, SA from March 2004 to 2006 | Member of the Board of Directors of PT Rede Fixa, SGPS SA from March 2006 to June 2009 | Member of the Board of Directors of PT Sistemas de Informação, SA from May 2004 to April 2006 | Member of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, SA from June 2003 to April 2006 | Executive Vice-Chairman of the Board of Directors of PT Comunicações, SA from January 2004 to December 2005 | Member of the Board of Directors of Páginas Amarelas, SA from January 2004 to May 2005 | Member of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, SA from May 2003 to 2005 | Member of the Board of Directors of CRT Celular Participações, SA from 2003 to 2005 | Member of the Board of Directors of Tele Sudeste Participações, SA from 2003 to 2005 | Member of the Board of Directors of Tele Leste Participações, SA from 2003 to 2005 | Member of the Board of Directors of Tele Centro Oeste Celular Participações, SA from 2003 to 2005 | Member of the Board of Directors of Portugal Telecom Brasil, SA from July 2002 to March 2004 | Member of the Board of Directors of BEST — Banco Electrónico de Serviço Total, SA from May 2001 to October 2004 | Member of the Board of Directors of Telesp Celular Participações, SA from April 2001 to December 2003 | Vice-Chairman of the Board of Directors of PT Ventures, SGPS, SA from 2000 to 2002 | Merrill Lynch — Executive Director and Relationship Manager for Portugal Telecom, from 1998 to 1999 | Deutsche Morgan Grenfell — Executive Director and Relationship Manager for Portugal Telecom from 1996 to 1998 | Warburg Dillon Read — Executive Director from 1989 to 1996 | Graduate in Electronic and Electrotechnical Engineering by the University College, London.

Luís Pacheco de Melo (Executive Director)

Portuguese, 44 years old

Elected for the first time in 2006 | Former Term of office ended on 31 December 2008 and was re-elected in 2009 | Non-Executive Director of BEST — Banco Electrónico de Serviço Total, SA until 2007  |  Non-Executive Director of PT PRO, Serviços Administrativos e de Gestão Partilhados, SA from February 2003 to May 2008  |  Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, SA from May 2008 to March 2009  |  Director of PT Compras — Serviços de Consultoria e Negociação, SA from April 2008 to March 2009  |  Director of Previsão — Sociedade Gestora de Fundos de Pensões, SA from May 2006 to October 2007  |  Director of PT Compras — Serviços de Consultoria e Negociação, SA from April 2008 to March 2009  |  Chairman of the Board of Directors of Previsão — Sociedade Gestora de Fundos de Pensões, SA from October 2007 to May 2009  |  Chairman of the Board of Directors of PT Contact — Telemarketing e Serviços de Informação, SA from July 2008 to March 2009  |  Chairman of the Board of Directors of PT-ACS — Associação de Cuidados de

Saúde from May 2007 to April 2009  | Director of PT Centro Corporativo, SA from November 2006 to April 2009 |  Director of PT Rede Fixa, SGPS SA from November 2007 to June 2009  |  Member of the Board of Directors of Telemig Celular Participações, SA from August 2008 to July 2010  |  Member of the Board of Directors of Vivo Participações, SA from July 2006 to July 2010 | Member of the Board of Directors of Brasilcel from July 2006 to July 2010 | Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimedia, SGPS SA from June 2002 to April 2006  |  Director of Cabo TV Madeirense, SA from April 2004 to September 2006  |  Chairman of the Board of Directors of Cabo TV Açoreana, SA from December 2004 to October 2007  |  Director of TV Cabo Portugal, SA from 2002 to 2006  |  Director of Lusomundo Audiovisuais, SA from 2002 to 2006  |  Director of Lusomundo Cinemas, SA from 2002 to 2006  |  Director of Lusomundo — Sociedade de Investimentos Imobiliários, SGPS SA from March 2006 to March 2007  |  Director of Lusomundo Imobiliária 2, SA from March 2006 to March 2007  |  Director of PT Conteúdos SA from 2002 to 2006  |  Director of PT Televisão por Cabo, SGPS, SA from 2002 to 2006  |  Director of Sport TV from June 2002 to November 2005  |  Director of Lusomundo España, SL from February 2003 to April 2006  |  Central Manager and invited member of the Executive Committee of BES Investimento from 1998 to 2002  |  Associate and Director of UBS Warburg from 1994 to 1998  |  Graduate in Civil Engineering by the Instituto Superior Técnico with an MBA by IESE Barcelona.

Carlos Alves Duarte (Executive Director)

Portuguese, 50 years old

Appointed for the first time in 2009  |  Director and Chief Executive Officer of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, SA from July 2003 to March 2008  |  Executive Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from May 2003 to February 2009  |  Director of BEST — Banco Electrónico de Serviço Total, SA from January 2006 to October 2007  |  Chief Executive Officer of Oni Telecom from June 2000 to March 2003  |  Chief Executive Officer of Oni Açores from June 2000 to March 2003  |  Executive Chairman of EDS Ibéria from November 1996 to May 2000  | Among other duties, he was General Manager of IBM from December 1986 to October 1996  | Chairman of the Board of Directors of Rigorsoft from 1995 to November 1996 | Executive Director of Compensa, SA from 1995 to November 1996 | Graduate in Mechanical Engineering by the Instituto Superior Técnico, post-graduate in Welding Engineering by the ISQ, Master in Marketing Management and Sales by the DS, with several post-graduate courses in the London Business School (United Kingdom), IESE (Spain) and Universidade Católica (Portugal).

Manuel Rosa da Silva (Executive Director)

Portuguese, 43 years old

Elected for the first time in 2009  |  Director of PT Multimédia — Serviços de Telecomunicação e Multimédia, SGPS SA from April 2006 to October 2007  |  Director of PT Comunicações, SA from 2004 to 2006  |  Group Director of Corporate Finance in Portugal Telecom, SGPS SA from 2002 to 2003  |  Group Director of Investor Relations in Portugal Telecom, SGPS SA from 2002 to 2003  |  CFO of PTM.com, Serviços de Acesso à Internet, SGPS SA from 2000 to 2002  |  Vice-Chairman of Merill Lynch London  |  Director of mergers and acquisitions at Morgan Grenfell London  |  Associate in Investment Banking Associate at SG Warburg London  |  Consultant at KPMG Consulting London, where he wokved with the European Telecommunications team in several projects in Europe, United States of America, Eastern Europe and Latin America  |  Graduate in Systems Engineering by the Instituto Superior Técnico de Lisboa.

Shakhaf Wine (Executive Director)

Brazilian, 41 years old

Elected in 2009  |  Vice-Chairman of the Board of Brasilcel N.V., Chairman of the Control Committee of Brasilcel N.V. and Vice-Chairman of the Board of Directors of Vivo Participações SA up to September 2010 | Member of the Board of Directors of Universo Online SA up to January 2011 | Member of the Board of Directors of PT Investimentos Internacionais — Consultoria Internacional, SA from May 2006 to March 2009  |  Member of the Board of Directors of PT Participações, SGPS SA from March 2008 to March 2009  |  Member of the Board of Directors of PT Móveis - Serviços de  Telecomunicações, SGPS SA from May 2006 to March 2009  |  Member of the Board of Directors of PT Ventures, SGPS SA from May 2006 to March 2009  |  Member of the Board of Directors of Tele Centro Oeste Celular Participações, SA from March 2004 to October 2006  |  Member of the Board of Directors of Tele Sudeste Celular Participações, SA from March 2004 to February 2006  |  Member of the Board of Directors of Tele Leste Participações SA from July 2005 to February 2006  |  Member of the Board of Directors of Celular CRT Participações SA from March 2004 to February 2006  |  Member of the Board of Directors of  Banco1.net SA from April 2003 to July 2004  |  Member of the Board of Directors of PT Multimédia.com Participações Ltda. from April 2005 to November 2007  |  Manager of Investment Banking and responsible for the European corporate clients in the global telecommunications group of Merrill Lynch International between 1998 and 2003  |  Senior Associate Director in the department of Latin America and Telecommunications Groups of Deutsche Morgan Grenfell between 1993 and 1998  |  Interbank exchange trader and dealer of the Banco Central do Brasil at Banco Icatu between 1991 and 1993  |  Graduate in Economics by PUC, Pontifícia Universidade Católica of Rio de Janeiro.

Francisco Bandeira (Non-Executive Director)

Portuguese, 53years old

Elected for the first time in 2008 | Former term of office ended on 31 December 2008 and was re-elected in 2009  |  Non-executive member of the Board of Directors of Grupo Pestana Pousadas from January 2007 to March 2009  |  Non-executive member of the Board of Directors of AdP — Águas de Portugal, SGPS SA from October 2006 to March 2009  |  Chairman of the Board of Directors of Banco Caixa Geral from January to December 2008  |  Chairman of the Board of Directors of Locarent—Companhia Portuguesa de Aluguer de Viaturas, SA from October 2006 to March 2008  |  Director of Caixa Geral de Depósitos SA from 2005 to 2008  |  Chairman of the Board of Directors of Caixa Leasing e Factoring—Instituição Financeira de Crédito, SA from 2006 to 2008  | Non-Executive Director of RAVE from 2001 to 2002  |  Non-Executive Director of FIEP from 1997 to 2001  |  Vice-Chairman of the Board of Directors of ICEP from 1996 to 2000 |  Member of the committees for EXPO 98 and for the Pavilhão de Portugal, from 1996 to 1999  |  Officer, Sub-manager, Assistant-manager, Manager and Coordinating Manager of Banco de Fomento e Exterior, from 1988 to 1996  |  Assistant to the Coordination Committee of the Portuguese Central Territory (Assessor da Comissão de Coordenação da Região Centro), in the PIDR for Baixo Mondego, from 1986 to 1988  |  Officer at the  IFADAP, from 1981 to 1986  |  Lecturer in special education school (Ensino Especial), from 1975 to 1979  |  Graduate in Economics by the University of Coimbra.

José Xavier de Basto (Non-Executive Director and Member of the Audit Committee)

Portuguess, 72 years old

Elected for the first time in 2007 | Former term of office ended on 31 December 2008 and was re-elected in 2009  |  Tax Consultant  |  Retired lecturer at the Faculty of Economics of the University of Coimbra |

Graduate in Law by University of Coimbra (1960). Complementary Course in Political and Economic Sciences (1961).

João de Mello Franco (Non-Executive Director and Chairman of the Audit Committee)

Portuguese, 64 years old

Elected for the first time for the Audit Committee in 2007, and non-executive Director since 1997 | Former term of office ended on 31 December 2008 and was re-elected in 2009  |  Director of José de Mello Participações, SGPS, SA from 2002 to 2006  |  Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 to 2004  |  Chairman of the Board of Directors of José de Mello Residências e Serviços from 2001 to 2004  |  Chairman of the Board of Directors of Imopólis (SGFII) from 2001 to 2004  |  Chairman of the Board of Directors of Engimais from 2001 to 2004  |  Member of the Board of Directors of International Shipowners Reinsurance Co from 1998 to 2005  |  Member of the Senior Council of Portugal Telecom from 1996 to 1997  |  Chairman of the Board of Directors of Soponata — Sociedade Portuguesa de Navios Tanques, SA from 1997 to 2001  |  Chief Executive Office and Vice-Chairman of the Board of Directors of LISNAVE from 1995 to 1997  |  Chairman of the Board of Directors of Marconi from 1994 to 1995  |  Chairman of the Board of Directors of Guiné Telecom from 1994 to 1995  |  Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 to 1995  |  Member of the Board of Directors of CN — Comunicações Nacionais, SA from 1993 to 1995  |  Chairman of the Board of Directors of Associação Portuguesa para o Desenvolvimento das Comunicações from 1993 to 1995  |  Chairman of the Board of Directors of TMN — Telecomunicações Móveis Nacionais, SA from 1991 to 1994  |  Chairman of the Board of Directors of TLP — Telefones de Lisboa e Porto, SA from 1989 to 1994  |  Manager of TDC — Tecnologia das Comunicações, Lda. from 1986 to 1989  |  Graduate in Mechanical Engineering by the Instituto Superior Técnico | Scholarship by Junta de Energia Nuclear for a specialization in Nuclear Power Plant Mechanical Technology | Additional Training in Strategic Management and High Business Management (PADE).

Joaquim Goes (Non-Executive Director)

Portuguese, 44 years old

Elected for the first time in 2000. Former term of office ended on 31 December 2008 and was re-elected in 2009  |  Member of the Board of Directors of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from August 2002 to September 2007  |  Director of ESDATA, Espírito Santo Data, SGPS SA from August 2002 to September 2007  |  Director of Companhia de Seguros Tranquilidade-Vida, SA from 2002 to 2006  |  Chairman of the Board of Directors of E.S. Interaction, Sistemas de Informação Interactivos, SA from 2000 to 2006  |  Member of the Board of Directors of BEST — Banco Electrónico de Serviço Total, SA from May 2001 to July 2007  |  Manager of the Strategic Markting Department of Banco Espírito Santo, SA from 1995 to 1999  |  Manager of the Strategic Planning and Studies Department of CIMPOR — Cimentos de Portugal, SA from 1994 to 1995  |  Senior Consultant at Roland Berger & Partner, Munich, from 1991 to 1993  |  Consultant at Roland Berger & Partner, Portugal, from 1989 to 1991  |  Graduate in Business Administration and Management | Specialization in Marketing and Finance, by Universidade Católica Portuguesa | MBA by INSEAD, Fontainebleau.

Mário João de Matos Gomes (Non-Executive Director and Member of the Audit Committee)

Portuguese, 63 years old

Elected for the first time in 2009  |  Since 1971, and for approximately twelve years following  his graduationcompleting his degree, he worked in one of the biggest international auditing and

management consulting firms (ARTHUR ANDERSEN & CO.), where he coordinated the audit and tax consulting department  |  Since January 1983 and for about four years, he worked as Permanent Consultant — Advosir to the Board of Directors of an important metal-electromechanical engineering company, particularly in issues relating to the improvement of its management information systems and operations control  |  From January 1974 to March 2009 he was Auditor of several industrial, commercial and service companies of a relevant dimension and importance either at a national or an international level and acquired experience in the performance of these activities in a public institute, as well as in the telecommunications, insurance, banking and capital market sectors  |  He currently takes part in the Registration Committee of the Association of Chartered Certified Accountants (OROC), with which he also collaborates, as a Controller-Rapporteur, within the Quality Control Programmes in respect to the work of auditors and chartered accountant  |  In the OROC, he has participated for several years in the Internship Professional Training Committees, and he has also held the position of Chairman of the Technical Committee on Insurance Companies, with a relevant intervention in the drafting of Auditing Guideline 830 — Review of Financial and Statistical Elements of Insurance Companies and Pension Funds Management Companies)  |  Between mid-1985 and 2001, he worked as Assistente Convidado in the ISEG, where he lectured Auditing  |  He prepared an Auditing Manual and Course within both his academic activities and trainings he performed for clients and other interested people. Upon by the Technical and Training Committee of OROC, he also conducted several trainings both for the preparation of candidates for their admission to the OROC and for the update of already registered members OROC.  |  Graduate in Finance by ISEG (1971)

Gerald McGowan (Non-Executive Director)

North-American, 64 years old

Elected for the first time in 2003. Former term of office ended on 31 December 2008 and was re-elected in 2009  |  Member of the Board of Directors of Virgina Center for Innovative Technology from 2004 to 2007  |  United States Ambassador to Portugal from 1998 to 2001  |  Member of the Board of Directors of “Overseas Private Investment Corporation” (OPIC) from 1996 to 1997  |  Member of the Board of Directors of Virginia Port Authority from 2002 to 2003  |  Member of the Board of Directors of Cellular Telecomunications Industry Association from 1992 to 1994  |  Graduate in Law by the Georgetown University Law Center (J.D. 1974) and Georgetown University (B.S.B.A. 1968).

Rafael Luis Mora Funes (Non-Executive Director)

Spanish, 45 years old

Elected for the first time in 2007  |  Former term of office ended on 31 December 2008 and was re-elected in 2009  |  Member of the Sustainability and Governance Committee of the Millenium BCP Group until 2007  | Graduate in Economics and Management by Málaga University.

Maria Helena Vaz de Carvalho Nazaré (Non-Executive Director)

Portuguese, 61 years old

Elected in 2009  |  Vice-President of the European University Association  |  Principal of the Univerty of Aveiro from January 2002 to February 2010  | Chairman of the Coordination Committee of the Institutional Evaluation Programme of the European University Association (EUA)  |  President of the College of Health Sciences of the University of Aveiro, between June 2000 and January 2002  |  Member of the Board of Directors of Administração do Porto de Aveiro, SA (1999-2000)  |  President of the Columbus Association: network of European and Latin American universities  |  Coordinator of the

University research unit “Física de Semicondutores em Camadas, Optoelectróncia e Sistemas Desordenados” (1996-1999)  |  Vice-Principal of UA (1991-1998)  |  President of the Research Institute of the University of Aveiro(1995-1998)  |  Chairman of the Executive Board of Fundação João Jacinto de Magalhães (1993—1998)  |  Member of the Coordination Committee of the International Conference of Defects in Semiconductors (1997)  |  Vice-Chairman of the University of Aveiro Scientific Board (1990-1991)  |  President of the governing board of the Department of Physics (1978-1980; 1986 — 1988)  |  Graduate in Physics by the Universidade de Lisboa in 1972  |  Doctor of Philosophy: Solid State Physics, Wheatstone Physics Laboratory, by King’s College London, University of London, in 1978  |  PhD in Physics — speciality of solid state physics, University of Aveiro in 1979  |  “Agregação” in Physics — University of Aveiro in 1987.

Amílcar de Morais Pires (Non-Executive Director)

Portuguese, 49 years old

Elected for the first time in 2006  | Former term of office ended on 31 December 2008 and was re-elected in 2009  |  Engaged to Banco Espírito Santo, Finance Department, in 1986 | Appointed Sub-Manager and Head of the Financial Markets and Securities Department in 1989 | Member of the Board of Directors of Soginpar, Sociedade de Gestão de Fundos de Investimento Mobiliário, SA from July 1991 to February 1992 | Assistant Manager of the Financial Markets and Securities Department and Member of the Board of Directors of ESER, Socª until 1995 | Coordinating Manager of the Finance, Markets and Studies Departments and person responsible for the management of the treasury department of BES | Adivser of the Board of Directors of Banco Espírito Santo, SA, in July 2000 | General Manager of Banco Espírito Santo, SA in March 2003 | Director of Banco Espírito Santo, SA since March 2004  |  Graduate in Economy Sciences by Universidade Católica Portuguesa.

Francisco T. Pereira Soares (Non-Executive Director)

Portuguese, 61 years old

Elected for the first time in 2006  |  Former term of office ended on 31 December 2008 and was re-elected in 2009  |  Director of Gadsa — Arquivo e Depósito, SA from October 2006 to October 2008  |  Economic Consultant at the Civil House of the President of the Republic of Portugal, from 2001 to 2006 | Chief Executive Officer of API Capital, Sociedade de Capital de Risco, SA, from January 2003 to October 2004 |  Chairman of the Board of Directors of API Capital, Sociedade de Capital de Risco, SA, from May 2004 to January 2005 | Director of NAER - Novo Aeroporto, SA from 2001 to 2002  |  Director and Chief Executive Officer of I.P.E. — Tecnologias de Informação, SGPS SA from 2000 to 2001  |  Executive Director of I.P.E. — Investimentos e Participações Empresariais, SA from 1996 to 2000  |  Chairman of the Board of Directors of I.P.E. Capital, Sociedade de Capital de Risco, SA from 1996 to 2000  |  Member of the Board of Ambelis — Agência para a Modernização Económica de Lisboa, SA from 1994 to 1996  | Graduate in Economics by the ISCEF (Universidade Técnica de Lisboa), 1972 | Master of Science in Management by Arthur D. Little Management Education Institute, Cambridge Masachussetts, USA (1979) | Master in Public Administration by Harvard University, John F. Kennedy School of Government, Cambridge Masachussetts, USA (1981).

Jorge Tomé (Non-Executive Director)

Portuguese, 56 years old

Elected for the first time in 2002. Former term of office ended on 31 December 2008 and was re-elected in 2009  |  Chief Executive Officer of Caixa — Banco de Investimento, SA from 2001 to 2007  |  Non-

Executive Director of Caixa Gestão de Patrimónios from 2001 to 2005  |  Director of the Insurance Companies of Grupo BANIF: Açoreana, O Trabalho, O Trabalho Vida, and Director of Pension and Mutual Funds managing companies from 1996 to 2001  |  Partner at Coopers & Lybrand in Portugal from June 1995 to November 1996  |  Manager of the International Division of Banco Pinto & Sotto Mayor, SA, in 1995  |  Director of Banco Pinto & Sotto Mayor from March 1994 to January 1995  |  Executive Director of SULPEDIP, SA (currently PME Investimentos, SA) from June 1989 to March 1994  |  Technical Officer at the Securities Directorate of Banco Pinto & Sotto Mayor in 1985 | Securities sub-manager and Manager of Banco Pinto & Sotto Mayor from 1986 to 1994  |  Technical Officer of Coopers & Lybrand Lda., from 1980 to 1982 | Economist at the IAPMEI (Instituto de Apoio às Pequenas e Médias Empresas e ao Investimento), from 1979 to 1980  |  Graduate in Business Organization and Administration by the ISCTE and Master in Applied Economy by the Faculdade de Economia, Universidade Nova de Lisboa.

Paulo José Lopes Varela (Non-Executive Director)

Portuguese, 42 years old

Elected in 2009 | Related to Grupo Visabeira since 1992. He lived for some years in Mozambique and Angola, where, in his capacity as Chairman of the Board of Directors of Visabeira Moçambique and Visabeira Angola, he was responsible for the institutional representation of the Group, general coordination of the activities of the Grupo Visabeira’s subsidiaries in such countries, representation of the shareholder Grupo Visabeira in the management bodies of its subsidiaries and planning and strategy definition of the Group’s businesses, including its integrated financial management  |  In 2006, he took the function of Chairman of the Board of Directors of Visabeira Global, SGPS SA  | In November 2009, he was appointed Chairman of the Board of Directors of Vista Alegre Atlantis, SA | Graduate in Law by the Faculdade de Direito, Universidade de Coimbra.

Milton Almicar Silva Vargas (Non-Executive Director)

Brazilian, 54 years old

Elected in 2009  |  Departamental Director, from December 1997 to March 2000, Executive Director, from March 2000 to March 2002, and Executive Vice-Chairman of Banco Bradesco, SA, from March 2002 to June 2009,  |  He was also a member of the management bodies of the other companies of the Grupo Bradesco  |  He was a Member of the managing body and Managing Director of Fundação Bradesco, Member of the Board of Directors and Managing Director of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição (FIMADEN), Member of the Board of Directors of the Investor Relations Brazilian Institute — IBRI, Effective Member of the Supervisory Board of Fundo Garantidor de Créditos — FGC, Member of the Board of Directors of the Brazilian Association of Public Companies — ABRASCA, Member of the Auto Regulation Board of FEBRABAN, and Bradesco representative in the Managing Board of the Instituto Brasileiro de Pesquisas Contábeis, Atuariais e Financeiras — IPECAFI, | Graduate in Business Administration by UNIFIEO — Centro Universitário FIEO, Osasco.

Nuno de Almeida e Vasconcellos (Non-Executive Director)

Portuguese, 46 years old

Elected for the first time in 2006. Former term of office ended on 31 December 2008 and was re-elected in 2009  |  From 1995 to 2006, Managing Partner in Portugal for consulting field of Heidrick & Struggles | Member of the Compensation Committee of a banking entity until 2007 |  Manager of Andersen Consulting (currently Accenture) from 1987 to 1995 | Graduate in Business Administration by the Curry College, Boston.

APPENDIX IV

Declaration of the Board of Directors on the remuneration applicable to PT Group officers (in the meaning of article 248B-3 of the Portuguese Securities Code)

Remunerations as defined for the PT Group officers (in the meaning of article 248B-3 of the Portuguese Securities Code) are determined, within each Group operational company, by a compensation committee composed of two executive directors of the PT Group and a corporate manager in the field of Human Resources, by taking into account the job performed in each business area and corporate body or management office.

Along the years, fixed remunerations have been subject to an internal harmonization process, as well as to benchmarking with similar companies.

In addition to a fixed remuneration, the said officers — notably subsidiary directors — earn a variable remuneration. The definition of the overall amount of such variable remuneration depends on several factors, among which we highlight the consolidated results of the PT Group, and taking into consideration the performance and long term prospects of the PT Group.

The variable remuneration of such officers is actually fixed each year by PT’s Executive Committee, taking into account the evaluation of individual performance for the immediately preceding period and the accomplishment of goals in each officer’s area or function, as well as each officer’s contribution to the achievement of the overall goals defined for the PT Group.

In determining such variable remuneration, the committee takes into consideration, notably, quantitative indicators, operational and financial included, and indicators of a qualitative nature (such as management and leadership proficiency), which are weighed together with the nature of the job performed and the relative importance of the company in question within the Portugal Telecom Group structure.

The evaluation of the performance of such officers is further based on an analysis of the risks undertaken by the same, chiefly of business risks as listed in item II.5 of this Governance Report, and in their compliance with the checks and balances mechanisms instituted for the Group, notably by involving the various relevant corporate management offices and their respective subsidiary board members in decision-making procedures entailing risk undertaking. Compliance, generally, with the rules applicable to the Company business is also taken into account in this evaluation, which proves to be of a particular relevance given the seniority of the jobs performed by the said officers.

The purpose of the remuneration policy described herein is, inter alia, to contribute to the alignment of the interests of the officers — in particular the directors of the subsidiaries — with the long term interests of the Company.

APPENDIX V

Statement of the Compensation Committee on the Remuneration Policy for the members of the management and supervisory bodies of Portugal Telecom, SGPS SA

Whereas:

1.                   Following the entry into force of Law no. 28/2009 of 19 June 2009 (“Law on Remunerations”), the management body or the remuneration committee, if applicable, of companies with securities admitted to trading on a regulated market (“Listed Companies”) shall annually submit a statement on the remuneration policy of the members of the management and supervisory bodies to the approval of the General Meeting;

2.                   Also according to such Law on Remunerations, Listed Companies shall disclose in their annual financial statements the remuneration policy of the members of the management and supervisory bodies, as well as the annual remunerations earned by such members, on an individual and aggregate basis;

3.                   In its turn, Recommendation II.1.5.2 of the Corporate Governance Code approved by the Portuguese Securities Market Commission in January 2010 (“CMVM Governance Code”), recommends the submission of a statement on the remuneration policy of the managing and supervisory bodies to the annual General Meeting of Shareholders for its consideration, together with a set of additional elements;

4.                   The recent law and recommendation evolution in this field essentially covers the content of the remuneration policy, particularly Recommendation II.1.5.1 of CMVM Governance Code (largely inspired in the European Commission Recommendation of 30 April 2009 on the system of remuneration of directors of listed companies) and the tax rules on autonomous taxation of variable remunerations;

5.                   In the light of this context and for the purpose of, on the one hand, complying with those provisions, and on the other hand, strengthening the transparency of the process for determining the remunerations, the Compensation Committee of Portugal Telecom, SGPS S.A. (“PT SGPS” or the “Company”) submits the said statement on the remuneration policy of the managing and supervisory bodies to the approval of the Annual General Meeting of Shareholders to be held on 6 May 2011;

6.                   As a structure aiming to provide technical support to the Compensation Committee, the Evaluation Committee of the Board of Directors of PT SGPS is responsible for providing and presenting its opinion to the Compensation Committee on the annual statement on remuneration policy;

7.                   The policy approved by the Compensation Committee in office, at its meetings held on 29 May 2009 and 23 March 2011, is applicable to the current term of office (2009-2011) of the members of PT SGPS corporate bodies and is effective as of the date of the General Meeting of Shareholders that has elected them (i.e., 27 March 2009).

Pursuant to the Law on Remunerations and to CMVM Recommendation II.1.5.2, the Compensation Committee of PT SGPS hereby submits to the approval of the annual General Meeting of Shareholders the following statement on the remuneration policy of the managing and supervisory bodies made by reference to the financial years of 2009 to 2011, which includes the following models drawn up and implemented in line with the best national and international practices:

I.                 Remuneration policy for non-executive Directors, including the members of the Audit Committee:

The compensation of non-executive members of the Board of Directors, including the members of the Audit Committee, is determined on the basis of an fixed model of an annual compensation established by the Compensation Committee (to be paid 14 times/year), without attendance tickets.

This fixed compensation takes into account the fact that some Directors also perform functions in any of the internal committees assisting the Board of Directors in its supervisory functions and/or the fact that some of those are deemed as independent Directors under the terms and for the purposes of article 414(5) of the Portuguese Companies Code. In particular, the Chairman of any internal committee of the Board (who does not also discharge the functions of Chairman of the Board of Directors, of Executive Committee or of Audit Committee), as well as the independent members who are part of more than one internal committee, receive a supplement corresponding to twice the remuneration of a Member.

Accordingly, this fixed remuneration considers the performance of functions as a member of the supervisory body, in particular, as Chairman or as financial expert member of the Audit Committee, taking into consideration that the discharge of functions in this corporate body implies the compliance with both the Portuguese rules and the mandatory rules applicable to the Company as foreign private issuer with securities admitted to trading in the New York Stock Exchange (“NYSE”), notably those set forth in the Sarbanes-Oxley Act and the regulations of the Securities Exchange Commission and of the NYSE.

The remuneration of the Chairman of the Board of Directors of PT SGPS corresponds to an annual fixed amount indexed to the annual fixed remuneration of the Chief Executive Officer and does not include a variable component. This fact does not preclude, however, the capacity recognized to the Evaluation Committee of the Board of Directors to propose to the Compensation Committee the granting of a bonus to the Chairman of the Board of Directors at the end of the term of office, taking into account the performance evaluation of his functions.

In line with CMVM Recommendation II.1.5.1, although this remuneration policy is drawn up in view of allowing an alignment with the Company’s interests and a remuneration level promoting a suitable performance, no variable remuneration is foreseen for the non-executive members of the managing body nor for the members of the supervisory body (without prejudice to the possibility of granting a bonus to the Chairman of the Board of Directors, in the terms described in the previous paragraph).

II.             Remuneration policy of executive Directors:

The remuneration of executive Directors takes into account the short and medium term performance of PT SGPS, as well as such performance when compared to other companies of a similar dimension and business.

The remuneration of executive Directors is composed of a fixed portion and a variable portion as described hereinafter.

a.              Fixed remuneration:

The value of the fixed remuneration of executive Directors was determined on the basis of a benchmark study. In this study, companies integrating the PSI20, IBEX35, CAC40, DJ Eurostoxx 50 were considered, as well as European telecommunications companies comparable to PT SGPS.

In addition, the determination of the fixed component of the remuneration of executive Directors for the current term of office has taken into account the acceptance of the Chief Executive Officer’s initiative to reduce his own fixed remuneration in 10%, as compared to the one established for the previous term of office, in order to mobilize all Group sectors for the accrued effort that the global crisis context means to the pursuance of PT SGPS’ Strategic Plan. Such reduction is applicable to all the members of the Executive Committee.

b.              Variable remuneration:

The variable remuneration of executive Directors, which depends on the pursuing of the determined goals, is composed of: (i) an annual variable remuneration (AVR) that, in the event of a 100% pre-determined goal achievement, may amount to 90% of the fixed remuneration, and (ii) a variable remuneration associated to the medium-term performance (VRMT) that, in the event of a 100% pre-determined goal achievement, may reach 70% of the fixed remuneration.

The variable remuneration policy at PT SGPS is governed by the following principles aiming to ensure a clear alignment between executive Directors’ interests and Company’s interests, in accordance with CMVM Recommendation II.1.5.1:

•                  Pursuing and achievement of goals through the quality, work capacity, dedication and business know-how;

•                  A PT SGPS’ incentive and compensation policy allowing to capture, motivate and retain the “best professionals” within the market as well as the executive team stability;

•                  Implementing a professionalized management approach based upon the definition and control of the pursuance of ambitious (although achievable) and measurable goals on a yearly and pluri-annual (term of office) basis, thus considering the evolution on the performance of the company and of the Group;

•                  Devolving a market oriented culture in line with its best practices, measured to the extent possible by a comparison of the company’s performance towards its goals vis a vis a benchmarking of its (national and international) reference market;

•                  Pursuing a high standard in the company’s management, through a set of entrepreneurial reference practices allowing the company’s business sustainability. For this purpose, a management philosophy with economic, environmental and social dimensions shall be implemented.

This variable remuneration includes neither share allotment nor stock option plans.

(i)             Annual Variable Remuneration (AVR)

Taking into consideration PT SGPS’ practices and model in the last decade, the assessment of the performance of the Group’s executive Directors was indexed, on a yearly basis, to the achievement of goals at a Group level.

The determination of the AVR to be granted as a result of the performance in the 2009, 2010 and 2011 financial years is determined on the basis of a percentage of the annual fixed remuneration, calculated through the weighted average of the level of achievement of any of the following indicators (with each one of such indicators being considered achieved only if at least 85% of the goals established for such indicator are reached), and if the company maintains the investment grade qualification at the end of each year (except if the loss of such qualification is a consequence of a strategic decision of the Board of Directors):

•                      Total shareholder return (“TSR”) ratio of PT SGPS as compared with the sector DJ Stoxx Telecom Europe (1st quartile), where the TSR is understood as the sum of the share price variation and the value of the dividend per share;

•                      Dividend per share delta to be adjusted if the Board of Directors amends the dividends policy;

•                      Earning per share (“EPS”) growth delta as compared to the budget;

•                      Revenues growth delta vis-à-vis a group of comparable companies, including KPN, Swisscom, TeliaSonera, Belgacom, Telenor, Telecom Austria and OTE;

•                      EBITDA growth delta vis-à-vis the same group of comparable companies;

•                      EBITDA growth delta minus CAPEX as compared to the budget.

In each year of the current term of office, the AVR should correspond to an amount of up to 50% of the total variable remuneration allocated for the relevant financial year, and it is determined and paid in cash by the Company following the annual General Shareholder Meeting of approval of the accounts for the financial year to which such remuneration relates.

After determining the AVR in accordance with this methodology, the Compensation Committee may increase or reduce the variable remuneration of the Chief Executive Officer and of the other executive Directors, upon a proposal, respectively, of the Evaluation Committee of the Board of Directors and of the Chief Executive Officer. In any case and depending on the level of achievement of the pre-established goals, the AVR will not exceed the fixed remuneration in more than 110%, and should it exceed 50% of the total variable remuneration allocated in the year in question, the payment of the amount allocated in excess will be deferred for a period of 3 years.

The payment of the AVR amounts thus deferred will be made under the conditions provided for the payment of the MTVR deferred amounts as established in item 3) below.

(ii)          Variable remuneration associated to the medium-term performance (MTVR)

The determination and allocation of the MTVR to be earned for the account of the 2009, 2010 and 2011 performance are subject to the following rules:

1)                  MTVR is allocated on an annual basis (following the annual General Shareholder Meeting of approval of the accounts for the financial year to which such remuneration relates) as a function of the weighed average of the level of achievement of the following quantitative and qualitative indicators:

•            Evolution of total shareholder return (“TSR”) compared with the sector DJ Stoxx Telecom Europe (1st quartile);

•            Dividend per share delta to be adjusted if the Board of Directors amends the dividends policy;

•            Earning per share (“EPS”) growth delta as compared to the goal established in the Strategic Plan;

•            EBITDA growth delta vis-à-vis the values prescribed in the Strategic Plan;

•            Evolution of PT SGPS’ Sustainability Index according to the DJSI methodology;

•            Fulfilment of national and international strategic goals.

2)                  The MTVR allocated each year further depends on the pursuing of the goals determined for the various indicators, with each indicator reaching at least 85% of the goals determined for such indicator.

3)                  After the determination of the MTVR in accordance with this methodology, the Compensation Committee may increase or reduce the variable remuneration of the Chief Executive Officer and of the other executive Directors, upon proposal of the Evaluation Committee of the Board of Directors and of the Chief Executive Officer, respectively. In any case and depending on the level of achievement of the pre-established goals, the MTVR will not exceed the fixed remuneration in more than 88%.

The payment of the AVR amounts in excess of 50% of the total variable remuneration allocated in the relevant year and of the MTVR amounts allocated will be deferred for a period of 3 years, and it is further subject to the condition of the Company’s positive performance during the deferment period not being provenly affected as a direct result of the conduct of the Director concerned.

In the event the office of the executive Director is terminated, for any reason whatsoever, the payment of the AVR or MTVR amounts granted and deferred will be made at the time of termination of the management relationship.

The deferment conditions provided for in this item 3) will be the ones applicable to the MTVR for the 2009 financial year already granted in 2010, following the 2010 Annual General Meeting of Shareholders.

c.              Alignment of Directors’ interests with the Company’s interests

As results from all the above, the AVR and the MTVR of PT SGPS’ executive Directors is subject to their performance, as well as to its sustainability and ability to achieve certain strategic goals of the Group.

The current remuneration policy further allows for a reasonable overall balance between the fixed and variable components and the deferment of a significant portion of the variable remuneration, as its payment is subject to not affecting the Company’s positive performance throughout that period as described above.

Thus being envisaged contributing to: (i) optimize the long term performance and to disincentiving excessive risk undertaking; (ii) pursue the Group’s strategic goals and compliance with the rules applicable to its business; and (iii) align management interests with the Company’s and its Shareholders’ interests.

Also for the purpose of strengthening the component of the performance evaluation of the Directors, unless otherwise agreed or resolved by the Compensation Committee, the Company and its Directors should act in accordance with the following principles:

1)                  The Directors shall not enter into agreements, either with the Company or with any third party, that might result in mitigating the risk inherent to the variability of their remuneration as fixed by the Company;

2)                  An unsuitable performance may affect the level of compliance with the abovementioned goals, and consequently the variable remuneration in terms of individual and joint evaluation;

3)                  In the event of removal or termination by agreement of the management relationship, no compensation will be paid to the Directors if the same is provenly due to an unsuitable performance.

d.              Payments related to removal or termination by mutual agreement of director functions

The Company has no defined general policy on payments related to removal or termination by mutual agreement of director functions. However, on a case-by-case basis, taking into account the circumstances of each termination, the Company has fixed the compensation amounts due to the directors leaving their office as per information disclosed on the Corporate Governance Report.

III.         Remuneration policy of the Chartered Accountant

The Company’s Chartered Accountant is remunerated in accordance with the usual practices and conditions for similar services, further to its services agreement and the proposal of the Company’s Audit Committee.

The Compensation Committee of PT SGPS

Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortization, and cost of equipment sales, per average number of users in the period.

CRM	Customer Relationship Management.

Curtailment costs	Work force reduction programme costs.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

Euronext Lisbon	The domestic stock market upon which PT shares are listed and traded.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

Gearing ratio	Gearing ratio = net debt / (net debt + equity).

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NGAN	Next generation acess network

NYSE	New York Stock Exchange.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SEC	US Securities and Exchange Commission. The US regulator for capital markets.

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Board of Directors

Chairman

Henrique Granadeiro

CEO

Zeinal Bava

Executive officers

Luís Pacheco de Melo

Carlos Alves Duarte

Manuel Rosa da Silva

Shakhaf Wine

Non-executive officers

Francisco Manuel Marques Bandeira

José Guilherme Xavier de Basto

João Manuel de Mello Franco

Joaquim Aníbal Brito Freixial de Goes

Mário João de Matos Gomes

Gerald Stephen McGowan

Rafael Luís Mora Funes

Maria Helena Nazaré

Amílcar Carlos Ferreira de Morais Pires

Francisco Teixeira Pereira Soares

Jorge Humberto Correia Tomé

Paulo José Lopes Varela

Milton Almicar Silva Vargas

Nuno Rocha dos Santos de Almeida e Vasconcellos

Key figures

Consolidated financial highlights (1)	Euro million

	4Q10	4Q09	y.o.y		2010	2009	y.o.y
Operating revenues	949.7	961.3	(1.2)%		3,742.3	3,733.4	0.2%
Operating costs, excluding PRBs and D&A	587.2	581.4	1.0%		2,250.6	2,176.5	3.4%
EBITDA(2)	362.5	379.9	(4.6)%		1,491.7	1,556.9	(4.2)%
Income from operations(3)	168.4	132.3	27.3%		694.9	750.4	(7.4)%
Net income(4)	54.5	312.1	(82.5)%		5,672.2	684.7	n.m.
Capex(5)	304.9	327.5	(6.9)%		798.4	848.1	(5.9)%
Capex as % of revenues (%)	32.1	34.1	(2.0	)pp	21.3	22.7	(1.4	)pp
EBITDA minus Capex	57.6	52.4	9.9%		693.3	708.8	(2.2)%
Free cash flow	833.7	557.4	49.6%		5,485.5	679.1	n.m.
Net debt(6)	2,099.8	4,829.0	(56.5)%		2,099.8	4,829.0	(56.5)%
After-tax unfunded PRB obligations	697.2	1,078.5	(35.4)%		697.2	1,078.5	(35.4)%
EBITDA margin (%)(7)	38.2	39.5	(1.4	)pp	39.9	41.7	(1.8	)pp
Net debt / EBITDA (x) (6)	1.4	3.2	(1.7	)x	1.4	3.1	(1.7	)x
EBITDA / net interest (x) (6)	38.2	6.0	32.2	x	8.1	6.8	1.2	x
Basic earnings per share	0.06	0.36	(82.5)%		6.48	0.78	n.m.
Diluted earnings per share(8)	0.06	0.34	(81.7)%		6.06	0.76	n.m.

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation and to reflect the adoption of IFRIC 12. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (4) In 2010, net income includes one-off items related to the capital gain obtained with the disposal of Brasilcel, the accumulated currency translation adjustments that were recognised in net income on the date of disposal, adjustments to the book value of certain assets, provisions for contingencies and other non-recorring costs. In 4Q09 net income includes the capital gain related to the sale of Médi Télécom. (5) Excludes the acquisition of real estate from the pension funds in 4Q10 (Euro 236 million) and additional commitments under the terms of the UMTS licence in 1Q09 (Euro 11.5 million). (6) The 2009 net debt is proforma in order to reflect the deconsolidation of Vivo. (7) EBITDA margin = EBITDA / operating revenues. (8) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

Wireline operating data

	4Q10	4Q09	y.o.y	2010	2009	y.o.y
Main accesses (‘000)	4,882	4,587	6.4%	4,882	4,587	6.4%
Retail accesses	4,527	4,189	8.0%	4,527	4,189	8.0%
PSTN/ISDN	2,695	2,746	(1.9)%	2,695	2,746	(1.9)%
Traffic-generating lines	2,600	2,612	(0.5)%	2,600	2,612	(0.5)%
Carrier pre-selection	95	134	(28.9)%	95	134	(28.9)%
Fixed broadband retail	1,001	862	16.1%	1,001	862	16.1%
TV customers	830	581	42.9%	830	581	42.9%
Wholesale accesses	356	398	(10.5)%	356	398	(10.5)%
Unbundled local loops	242	281	(13.7)%	242	281	(13.7)%
Wholesale line rental	62	63	(2.4)%	62	63	(2.4)%
ADSL wholesale	52	54	(3.4)%	52	54	(3.4)%
Net additions (‘000)	82	93	(12.2)%	295	289	2.2%
Retail accesses	98	109	(9.9)%	337	325	3.7%
PSTN/ISDN	1	(17)	104.3%	(51)	(96)	47.1%
Traffic-generating lines	8	(7)	202.2%	(12)	(56)	78.0%
Carrier pre-selection	(7)	(9)	25.1%	(39)	(40)	4.3%
Fixed broadband retail	37	50	(25.8)%	139	152	(8.7)%
TV customers	61	76	(20.2)%	249	269	(7.4)%
Wholesale accesses	(16)	(16)	(4.0)%	(42)	(36)	(16.1)%
Unbundled local loops	(15)	(16)	6.3%	(38)	(25)	(55.4)%
Wholesale line rental	(1)	1	(173.2)%	(2)	(12)	87.7%
Fixed broadband wholesale	(0)	(1)	20.9%	(2)	1	(271.1)%
Retail RGU per access(1)	1.68	1.53	10.1%	1.68	1.53	10.1%
ARPU (Euro)	30.0	30.4	(1.5)%	30.1	30.1	(0.1)%
Total traffic (million minutes)	2,725	2,826	(3.5)%	10,867	11,225	(3.2)%
Retail traffic	1,164	1,201	(3.0)%	4,581	4,713	(2.8)%
Wholesale traffic	1,561	1,625	(3.9)%	6,286	6,512	(3.5)%
Employees	6,177	6,450	(4.2)%	6,177	6,450	(4.2)%

(1) Retail accesses per PSTN/ISDN line.

Mobile operating data (1)

	4Q10	4Q09	y.o.y		2010	2009	y.o.y
Customers (‘000)	7,419	7,252	2.3%		7,419	7,252	2.3%
Net additions (‘000)	105	180	(41.6)%		167	319	(47.7)%
Total traffic (million minutes)	2,690	2,595	3.7%		10,539	9,848	7.0%
MOU (minutes)	123	121	0.9%		121	117	2.9%
ARPU (Euro)	13.8	15.9	(13.3)%		14.5	16.2	(10.8)%
Customer	12.1	13.8	(12.7)%		12.6	14.0	(10.1)%
Interconnection	1.5	1.8	(18.0)%		1.6	1.9	(15.4)%
Data as % of service revenues (%)	24.7	23.7	1.1	pp	24.6	23.1	1.5	pp
SARC (Euro)	35.8	36.7	(2.4)%		33.0	36.0	(8.5)%
Employees	1,029	1,004	2.5%		1,029	1,004	2.5%

(1) Includes MVNO subscribers.

Addicional information to shareholders

Listing

PT shares are listed on the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share.

The company’s share capital, as at 31 December 2010, comprised 896,512,500 shares with a par value of 3 cents each, with 896,512,000 shares listed on the Euronext and the New York Stock Exchange. There were 25,524,794 ADRs registered on the same date, representing 2.8% of PT’s total share capital.

The number of shares outsanding adjusted for the 20.64mn own shares held through equity swaps was 876 million.

Stock market data

	2010	2009
As at 31 December
Share capital (Euro)	26,895,375	26,895,375
Number of shares issued	896,512,500	896,512,500
Number of shares outstanding	875,872,500	875,872,500
Price (Euro)	8.380	8.520
Market capitalisation (Euro million)	7,513	7,638

Gross dividend per share (Euro)	2.300	0.575
Dividend yield	26.3%	6.7%
Net Income (Euro million)	5,672	684
Pay-out-ratio	35.5%	73.6%

Price / transactions
High (Euro)	11.000	8.690
Low (Euro)	6.480	5.479
Average (Euro)	8.736	6.930
Volume (million of shares)	1,203	777
Traded Value (Euro million)	10,418	5,370

Performance
Portugal Telecom	7.0%	40.4%
PSI-20	(10.3)%	33.5%
DJ Stoxx Telecom Europe	2.9%	11.3%

Financial Timetable 2011

26 May | First quarter results 2011

4 August | First half results 2011

3 November | First nine months results 2011

Contacts

Investor relations

Nuno Vieira

Investor Relations Director

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: nuno.t.vieira@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

The Bank of New York

ADR Division

101 Barclay Street, 22nd Floor

New York, NY 10286, USA

Tel: +1 212 815 2367

Fax: +1 212 571 3050

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.